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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FILED PURSUANT TO RULE 424(b)(3)
REG. STATEMENT NO. 333-166213

PROSPECTUS

DJO Finance LLC
DJO Finance Corporation
Offer to Exchange

        $100,000,000 aggregate principal amount of its 10 7/8% Senior Notes due 2014, which have been registered under the Securities Act of 1933 (the "exchange notes"), for any and all of its outstanding unregistered 10 7/8% Senior Notes due 2014 that were issued in a private offering on January 20, 2010 (the "outstanding unregistered notes").

        We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offer

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  We will exchange all outstanding unregistered notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

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  You may withdraw tenders of outstanding unregistered notes at any time prior to the expiration date of the exchange offer.

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  The exchange offer expires at 12:00 a.m. midnight, New York City time, on June 9, 2010, unless extended. We do not currently intend to extend the expiration date.

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  The exchange of outstanding unregistered notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes.

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  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding unregistered notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offer

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  The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

        All untendered outstanding unregistered notes will continue to be subject to the restrictions on transfer set forth in the outstanding unregistered notes and in the indenture. In general, the outstanding unregistered notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding unregistered notes under the Securities Act.

        See "Risk Factors" beginning on page 23 for a discussion of certain risks that you should consider before participating in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2010.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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MARKET, RANKING AND OTHER INDUSTRY DATA

        The data included in this prospectus regarding the markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources and our own estimates relying on our management's knowledge and experience in the markets in which we operate. Our management's knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other industry data included in this prospectus, and our estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS

        This prospectus contains some of our trademarks, trade names and service marks, including the following: Cefar®, Empi®, Ormed®, Compex®, Aircast®, DonJoy®, OfficeCare®, ProCare®, SpinaLogic®, CMF™, OL1000™ and OL1000 SC™. Each one of these trademarks, trade names or service marks is (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. To the extent that any statements are not recitations of historical fact, such statements constitute forward-looking statements that, by definition, involve risks and uncertainties. Specifically, the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" may contain forward-looking statements. These statements can be identified because they use words like "anticipates," "believes," "estimates," "expects," "forecasts," "future," "intends," "plans," and similar terms. These statements reflect only our current expectations. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy, the trends in our industry and the benefits of our acquisitions.

        Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described under the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. In any forward-looking statement where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that any future results or events expressed by the statement of expectation or belief will be achieved or accomplished.

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        We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors described under the "Risk Factors" section in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

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PROSPECTUS SUMMARY

        This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the information set forth under the heading "Risk Factors" and the financial statements included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references in this prospectus to "we," "our," "us," "the Company," and "our Company" for the purposes of this section refer to DJO Finance LLC ("DJOFL") and its consolidated subsidiaries (which include all operations of DJO Incorporated).

Our Company

        We are a global provider of high-quality, orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are one of the largest non-surgical orthopedic rehabilitation device companies in the world, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        Our current business activities are the result of a combination of two companies with broad orthopedic product offerings in the United States and foreign countries. One of those companies, ReAble Therapeutics, Inc. ("ReAble"), was a leading manufacturer and distributor of electrotherapy products for pain therapy and rehabilitation, a broad range of clinical devices for the treatment of patients in physical therapy clinics, and a broad range of knee, hip and shoulder implant products. In 2006, ReAble was acquired by an affiliate of Blackstone Capital Partners V L.P. ("Blackstone"). The other company, DJO Opco Holdings, Inc. ("DJO Opco"), formerly named DJO Incorporated, was a leading manufacturer and distributor of orthopedic rehabilitation products, including rigid knee bracing, orthopedic soft goods, cold therapy systems, vascular systems and bone growth stimulation devices. On November 20, 2007, ReAble acquired DJO Opco through a merger transaction (the "DJO Merger"). ReAble then changed its name to DJO Incorporated ("DJO") and continues to be owned primarily by affiliates of Blackstone.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco from the date of the DJO Merger through December 31, 2009. On December 31, 2009, DJO Opco was merged into DJO, LLC, a subsidiary of DJOFL, with DJO, LLC continuing as the surviving entity.

Operating Segments

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. In the first quarter of 2009, we changed how we report financial information to senior management. Prior to 2009, we included the international components of the Surgical Implant, Chattanooga, and Empi businesses in either the Surgical Implant or Domestic Rehabilitation segments, as their operations were managed domestically. During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. As a result, the segment financial data for the year ended December 31, 2009 reflects this new segmentation and the data for the years ended December 31, 2008 and 2007, has been restated to reflect this change. We currently develop, manufacture and distribute our products through the following three operating segments:

  Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment, which generates its revenues in the United States, is divided into five main businesses:

        Bracing and Supports.    Our Bracing and Supports business unit offers our DonJoy, ProCare and Aircast products, including rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This business unit also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

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  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

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  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

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  Athlete Direct.  Our Athlete Direct business unit offers our Compex electrostimulation device to consumers, which range from people interested in improving their fitness to competitive athletes, to assist in athletic training programs through muscle development and to accelerate muscle recovery after training sessions.

  International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

  Domestic Surgical Implant Segment

        Our Domestic Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market in the United States.

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. In the United States, we estimate these segments accounted for approximately $8.4 billion of total industry sales in 2008. We believe that several factors are driving growth in the orthopedic products industry, including the following:

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  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2009 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 13.2% in 2010 to 16.4% in 2020 and to 19.8% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 18.2% in 2010 to 20.9% in 2020 and to 24.7% by 2030. In addition, according to the 2009 United States Census Bureau—International Data Base projection, the average life expectancy in North America is 78.5 years in 2010 and is expected to grow to 80.9 years by 2030. In Western Europe, the average life expectancy is 79.9 years in 2010 and is expected to grow to 82.0 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

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  Shift toward non-surgical rehabilitation devices and at-home physical therapy.  We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, Transcutaneous electrical nerve stimulation ("TENS") and Neuromuscular electrical nerve stimulation ("NMES") devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulation devices that enable in-home treatment as viable alternatives to surgery. Many of our orthopedic rehabilitation products are designed for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

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  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

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  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports-related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic rehabilitation device market:

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  Leading market positions.  We estimate we have leading market positions for many of our products. We believe our orthopedic and physical therapy rehabilitation products marketed under the DonJoy, Aircast, ProCare, Chattanooga, Empi, Cefar, Compex and Ormed brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

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  Comprehensive range of orthopedic products.  We offer a diverse range of orthopedic devices, including orthopedic rehabilitation, pain management and physical therapy products, bone growth stimulation and surgical reconstructive implant products, to orthopedic specialists and patients for hospital, clinical and at-home therapies. Our broad product offering meets many of the needs of orthopedic professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the orthopedic patient's continuum of care.

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  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use over 9,700 dealers and distributors and a direct sales force of over 500 employed sales representatives and approximately 700 independent sales representatives to supply our products to physical therapy clinics, orthopedic surgeons and practices, orthotic and prosthetic centers, hospitals, surgery centers, athletic trainers, chiropractors, other healthcare professionals and retail outlets. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

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  Strong relationships with managed care organizations and rehabilitation healthcare providers.  Our leading market positions in many of our orthopedic rehabilitation product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. Our database includes over 8,700 different insurance companies and other payors, including approximately 1,400 active payor contracts. We have developed a proprietary third party billing system that is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare business maintains inventory at over 1,350 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

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  National contracts with group purchasing organizations.  We enjoy strong relationships with a meaningful number of group purchasing organizations ("GPOs") due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As we have made acquisitions and expanded our product range, we have been able to add incremental products to our national contracts. During 2009, we signed or renewed over 25 national contracts.

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  Low cost, high quality manufacturing capabilities.  We have a major manufacturing facility in Tijuana, Mexico that has been recognized for operational excellence. The Mexico facility and our other manufacturing facilities employ lean manufacturing, Six Sigma concepts and continuous improvement processes to drive manufacturing efficiencies and lower costs.

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  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins before non-cash amortization expense. These operating margins, together with limited capital expenditures and modest working capital requirements, significantly benefit our ability to generate cash flow.

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  Experienced management team.  The members of our management team have an average of over 26 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years.

Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

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  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross-selling and other opportunities created by the DJO Merger and by implementing the initiatives described below. The DJO Merger has allowed us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions enable us to capitalize on the growth in the orthopedic product industry.

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  Focus sales force on entire range of DJO products.  Our products address the full continuum of a patient's care, from preventative measures to pre-operative steps to post-operative care and rehabilitation. Our strategy is to train and incentivize our sales force, which consists of agents and representatives familiar with a particular set of products, to work cooperatively and collaboratively with all segments of our sales force to introduce their customers to the full range of our products of which the customer is typically using only a portion. We believe that this represents a significant opportunity to expand our business among customers who are already satisfied with the performance of some of our products.

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  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2009, we launched 18 new products, which generated over $12.3 million in revenues.

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  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us well not only to pursue additional national contracts, but also to expand the scope of our existing contracts.

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  Expand international sales.  In recent years, we have successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. For example, in 2009, we acquired an unaffiliated Australian distributor and two unaffiliated Canadian distributors, for approximately $3.4 million, $7.2 and $7.4 million, respectively as part of our strategy to expand our international sales. The DJO Merger and several of the acquisitions we made have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings.

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  Drive operating efficiency.  We plan to continue to apply the principles of lean operations to our manufacturing sites as well as in our operating and administrative functions to increase speed and efficiency and reduce waste. We have instilled a culture of continuous improvement throughout the Company and are pursuing a regular schedule of addressing operations and processes in the Company to improve efficiency. We believe these lean principles and continuous improvement efforts will enhance our operating efficiencies and our ability to compete in an increasingly price-sensitive health care industry.

Corporate Structure

        The following diagram illustrates our corporate structure following the consummation of the offering of $100.0 million aggregate principal amount of outstanding unregistered 10 7/8% Senior Notes due 2014 that were issued on January 20, 2010 (the "offering").

(1)
Represents cash equity contributed by investment funds affiliated with Blackstone and the contribution of equity by certain members of DJO Opco management through the rollover of existing stock options in connection with the DJO Merger.

(2)
The obligations under our senior secured credit facilities (the "Senior Secured Credit Facility") are guaranteed by DJO Holdings LLC ("Holdings") and all of our existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions. The outstanding unregistered notes are guaranteed by all of our subsidiaries, other than DJO Finance Corporation ("Finco"), that guarantee the obligations under our Senior Secured Credit Facility. The outstanding unregistered notes are not guaranteed by Holdings. The guarantors of the outstanding unregistered notes are also guarantors of our existing notes and senior subordinated notes (defined below). See "Description of Other Indebtedness."

(3)
As of December 31, 2009, we did not have any outstanding borrowings under the revolving credit facility.

(4)
As of December 31, 2009, after giving effect to the offering and the use of proceeds, represents $942.2 million aggregate principal amount of term loans, net of $8.5 million of unamortized original issue discount.

(5)
Represents $100.0 million of outstanding unregistered notes that we issued in the offering, an unamortized original issue premium associated with these notes of $5.0 million and $575.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014 (the "existing notes") that we issued in connection with the DJO Merger.

(6)
Represents $200.0 million aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2014 (the "senior subordinated notes") that we issued in connection with the Prior Transaction (defined below).

(7)
DJOFL and Finco are co-issuers of the outstanding unregistered notes, the existing notes and the senior subordinated notes. Finco was formed solely to act as co-issuer of the outstanding unregistered notes, the existing notes and the senior subordinated notes, has only nominal assets and does not conduct any operations. See "Description of Notes."

The DJO Merger

        On July 15, 2007, we entered into an agreement and plan of merger with DJO Opco pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL (the "DJO Merger"). The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by our primary shareholder, Blackstone, borrowings under our Senior Secured Credit Facility and proceeds from the existing notes.

The Prior Transaction

        On November 3, 2006, Blackstone acquired all of the outstanding shares of capital stock of ReAble in a merger transaction (the "Prior Transaction"). The total purchase price for the Prior Transaction was approximately $529.2 million and consisted of $482.5 million paid to former holders of shares of common stock, $7.2 million related to the fair value of management options that continued to remain as outstanding options to purchase ReAble common stock after the Prior Transaction, and $39.5 million in direct acquisition costs. The Prior Transaction was financed through a combination of equity contributed by Blackstone, cash on hand of ReAble, borrowings under our previous senior secured credit facility and proceeds from the senior subordinated notes. Upon the closing of the Prior Transaction, shares of ReAble's common stock ceased to be traded on the NASDAQ Global Market.

The Blackstone Group

        The Blackstone Group L.P. is one of the world's leading investment and advisory firms. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, and closed-end mutual funds. Through its different investment businesses, as of December 31, 2009, Blackstone had total assets under management of approximately $98.2 billion. This is comprised of $45.2 billion in corporate private equity and real estate private equity funds and $53.0 billion in credit and marketable alternatives. Through December 31, 2009, Blackstone's various private equity funds have invested or committed total equity of approximately $34 billion to 145 transactions, representing an aggregate transaction value of over $302 billion. Blackstone also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement services. In June 2007, Blackstone conducted an initial public offering of common units representing limited partner interests in The Blackstone Group L.P., which are listed on the New York Stock Exchange under the symbol "BX."

Corporate Information

        DJOFL was formed and Finco was incorporated under the laws of the State of Delaware in September 2006 (as ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation, respectively). DJO was incorporated under the laws of the State of Delaware in March 1995 (as Healthcare Acquisition Corporation). Our principal executive offices are located at 1430 Decision Street, Vista, California 92081, and our telephone number is (800) 336-5690.

The Exchange Offer

        In this prospectus, the term "outstanding unregistered notes" refers to the $100.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014 that were issued in a private offering on January 20, 2010. The term "exchange notes" refers to the $100.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014, as registered under the Securities Act of 1933, as amended (the "Securities Act"). The term "notes" refers collectively to the outstanding unregistered notes and the exchange notes.

General	In connection with the private offering, DJOFL and Finco and the guarantors of the outstanding unregistered notes entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 360 days after the date of original issuance of the outstanding unregistered notes. You are entitled to exchange in the exchange offer your outstanding unregistered notes for the exchange notes which are identical in all material respects to the outstanding unregistered notes except:
• the exchange notes have been registered under the Securities Act;
• the exchange notes are not entitled to any registration rights which are applicable to the outstanding unregistered notes under the registration rights agreement; and
• the liquidated damages provisions of the registration rights agreement are no longer applicable.
The Exchange Offer

DJOFL and Finco are offering to exchange $100.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014 which have been registered under the Securities Act for any and all of the outstanding unregistered notes.

You may only exchange outstanding unregistered notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.
Resale

Based on an interpretation by the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding unregistered notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:

• you are acquiring the exchange notes in the ordinary course of your business; and

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Any holder of outstanding unregistered notes who:
• is our affiliate;
• does not acquire exchange notes in the ordinary course of its business; or
• tenders its outstanding unregistered notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on June 9, 2010, unless extended by DJOFL and Finco. DJOFL and Finco do not currently intend to extend the expiration date.
Withdrawal

You may withdraw the tender of your outstanding unregistered notes at any time prior to the expiration of the exchange offer. DJOFL and Finco will return to you any of your outstanding unregistered notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which DJOFL and Finco may waive. See "The Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Outstanding Unregistered Notes

If you wish to participate in the exchange offer, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the applicable letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding unregistered notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding unregistered notes through The Depository Trust Company ("DTC") and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
• you are acquiring the exchange notes in the ordinary course of your business; and

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding unregistered notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding unregistered notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding unregistered notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding unregistered notes, either make appropriate arrangements to register ownership of the outstanding unregistered notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding unregistered notes and your outstanding unregistered notes are not immediately available or you cannot deliver your outstanding unregistered notes, the applicable letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding unregistered notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Unregistered Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding unregistered notes pursuant to the terms of the exchange offer, DJOFL and Finco and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding unregistered notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding unregistered notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding unregistered notes as set forth in the indenture; however, DJOFL and Finco and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the outstanding unregistered notes under the registration rights agreement. To the extent that the outstanding unregistered notes are tendered and accepted in the exchange offer, the trading market for the outstanding unregistered notes could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding unregistered notes will continue to be subject to the restrictions on transfer set forth in the outstanding unregistered notes and in the indenture. In general, the outstanding unregistered notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, DJOFL and Finco and the guarantors of the notes do not currently anticipate that they will register the outstanding unregistered notes under the Securities Act.

United States Federal Income Tax Consequences

The exchange of outstanding unregistered notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offer."

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See "Use of Proceeds."
Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth under the "The Exchange Offer—Exchange Agent" section.

The Exchange Notes

        The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the outstanding unregistered notes and the exchange notes. The exchange notes will have terms identical in all material respects to the outstanding unregistered notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuers	DJOFL, an indirect wholly owned subsidiary of DJO, and Finco, a wholly owned subsidiary of DJOFL, jointly and severally issued the outstanding unregistered notes.
Securities Offered	$100.0 million aggregate principal amount of 10 7/8% Senior Notes due 2014.
Maturity	The exchange notes will mature on November 15, 2014, unless earlier redeemed or repurchased.
Interest Rate	The exchange notes will bear interest at a rate of 10 7/8% per annum.
Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2010. Interest will accrue from and including November 15, 2009, the first day of the current interest period for the existing notes.
Ranking	The exchange notes and the exchange guarantees will be the issuers' and the guarantors' unsecured senior obligations. Accordingly, they will:

•       be effectively subordinated in right of payment to all of the existing and future secured debt of the issuers and the guarantors (including our Senior Secured Credit Facility), to the extent of the value of the assets securing such debt;

• rank equally with all of the issuers' and guarantors' unsecured senior indebtedness, including our $575.0 million existing notes; and
• rank senior in right of payment to all of the issuers' and guarantors' subordinated indebtedness, including our $200.0 million senior subordinated notes.
In addition, the exchange notes will be structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the exchange notes.

As of December 31, 2009, after giving effect to the offering and the use of proceeds, (1) the outstanding unregistered notes and the related guarantees would have ranked effectively junior to approximately $934.3 million of senior secured indebtedness, of which $933.7 million would have been indebtedness under our Senior Secured Credit Facility, net of $8.5 million of unamortized original issue discount, and $0.6 million would have been capital lease obligations and other secured debt and (2) we had an additional $100.0 million of available borrowings under our revolving credit facility. In addition, we have the option to increase the amount available under our Senior Secured Credit Facility by the greater of $150.0 million (subject to pro forma compliance with our senior secured leverage ratio financial maintenance covenant) and the amount of indebtedness we could incur to the extent our senior secured leverage ratio remains below a certain threshold. In addition, as of December 31, 2009, our non-guarantor subsidiaries had approximately $47.2 million of indebtedness and liabilities (excluding intercompany indebtedness) to which the outstanding unregistered notes were structurally subordinated.
Guarantees
The exchange notes will be guaranteed jointly and severally and on an unsecured senior basis by each of our existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of our indebtedness or any indebtedness of our domestic subsidiaries or is an obligor under our Senior Secured Credit Facility.
Optional Redemption
We are entitled to redeem some or all of the exchange notes at any time on or after November 15, 2011 at the redemption prices set forth in this prospectus. Prior to November 15, 2011, we are entitled to redeem some or all of the exchange notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, plus the "make-whole" premium set forth in this prospectus. In addition, we are entitled to redeem up to 35% of the aggregate principal amount of the exchange notes until November 15, 2010 with the net proceeds from certain equity offerings at the redemption price set forth in this prospectus.
Change of Control Offer
Upon the occurrence of a change of control, we must give holders of the exchange notes an opportunity to sell to us some or all of their exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. See "Description of Notes—Repurchase at the Option of Holders—Change of Control."

Certain Covenants	The indenture governing the exchange notes contains covenants limiting our ability and the ability of our restricted subsidiaries to:
• incur additional debt or issue certain preferred and convertible shares;
• pay dividends on, redeem, repurchase or make distributions in respect of our capital stock or make other restricted payments;
• make certain investments;
• sell certain assets;
• create liens on certain assets to secure debt;
• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
• enter into certain transactions with our affiliates; and
• designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. In addition, during any period of time that the exchange notes have investment grade ratings from both Moody's Investors Service, Inc. and Standard & Poor's, many of these covenants will cease to apply. See "Description of Notes."
Public Market
The exchange notes will be freely transferrable. Although the initial purchaser in the private offering of the outstanding unregistered notes has informed us that it intends to make a market in the exchange notes, it is not obligated to do so and it may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will be maintained. See "Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes."
CUSIP Numbers
Holders that exchange the outstanding unregistered notes will receive exchange notes that are expected to share a single CUSIP number with the existing notes and the exchange notes and existing notes are thereafter expected to be fungible.

 Recent Developments

        The following information is based on our preliminary unaudited results as of, and for the three months ended, April 3, 2010, which we announced on May 6, 2010. The information is derived from preliminary internal financial reports and as a result is subject to completion of our normal quarterly closing procedures.

DJO Finance LLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	April 3, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$54,039	$44,611
Accounts receivable, net	151,245	146,212
Inventories, net	94,600	95,880
Deferred tax assets, net	39,490	40,448
Prepaid expenses and other current assets	26,003	14,725

Total current assets	365,377	341,876
Property and equipment, net	81,522	86,714
Goodwill	1,188,736	1,191,497
Intangible assets, net	1,167,882	1,187,677
Other non-current assets	40,714	42,415

Total assets	$2,844,231	$2,850,179

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$47,406	$42,144
Accrued interest	36,981	10,968
Long-term debt and capital leases, current portion	12,628	15,926
Other current liabilities	83,888	90,608

Total current liabilities	180,903	159,646
Long-term debt and capital leases, net of current portion	1,800,172	1,796,944
Deferred tax liabilities, net	329,928	321,131
Other non-current liabilities	16,041	14,089

Total liabilities	2,327,044	2,291,810

Commitments and contingencies
Membership equity:
Paid-in capital	828,112	827,617
Accumulated deficit	(305,933)	(272,275)
Accumulated other comprehensive income (loss)	(7,170)	518

DJO Finance LLC membership equity	515,009	555,860
Noncontrolling interests	2,178	2,509

Total membership equity	517,187	558,369

Total liabilities and membership equity	$2,844,231	$2,850,179

 DJO Finance LLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Three Months Ended
	April 3, 2010	March 28, 2009
Net sales	$240,076	$217,653
Cost of sales (exclusive of amortization of $8.9 million and $9.5 million for the three months ended April 3, 2010 and March 28, 2009 respectively, included below)	87,354	79,000

Gross profit	152,722	138,653
Operating expenses:
Selling, general and administrative	110,526	100,600
Research and development	5,571	5,803
Amortization of acquired intangibles	19,054	19,131

Operating income	17,571	13,119
Other income (expense):
Interest income	353	336
Interest expense	(40,712)	(38,591)
Other expense, net	(780)	(1,380)

Loss from continuing operations before income taxes	(23,568)	(26,516)
Provision (benefit) for income taxes	9,768	(11,937)

Loss from continuing operations	(33,336)	(14,579)
Income from discontinued operations, net of tax	—	410

Net loss	(33,336)	(14,169)
Less: Net income attributable to noncontrolling interests	322	139

Net loss attributable to DJO Finance LLC	$(33,658)	$(14,308)

 DJO Finance LLC

Unaudited Segment Information

(in thousands)

	Three Months Ended
	April 3, 2010	March 28, 2009
Net sales:
Domestic Rehabilitation Segment	$159,220	$147,204
International Segment	63,894	55,146
Domestic Surgical Implant Segment	16,962	15,303

Consolidated net sales	$240,076	$217,653

Gross profit:
Domestic Rehabilitation Segment	$103,972	$96,188
International Segment	37,729	31,505
Domestic Surgical Implant Segment	13,462	11,898
Expenses not allocated to segments/Eliminations	(2,441)	(938)

Consolidated gross profit	$152,722	$138,653

Operating income:
Domestic Rehabilitation Segment	$40,648	$33,742
International Segment	15,318	10,063
Domestic Surgical Implant Segment	2,748	2,460
Expenses not allocated to segments/Eliminations	(41,143)	(33,146)

Consolidated operating income	$17,571	$13,119

 DJO Finance LLC

Unaudited Adjusted EBITDA

For the Three Months Ended April 3, 2010 and March 28, 2009
and the Twelve Months Ended April 3, 2010

(unaudited)

        Our Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility and the indentures governing the $675.0 million of senior notes and the $200.0 million of senior subordinated notes (the "Indentures") represent significant components of our capital structure. Under our Senior Secured Credit Facility, we are required to maintain specified senior secured leverage ratios, which become more restrictive over time, and which are determined based on our Adjusted EBITDA. If we fail to comply with the senior secured leverage ratio under our Senior Secured Credit Facility, we would be in default under the credit facility. Upon the occurrence of an event of default under the Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the Senior Secured Credit Facility. Any acceleration under the Senior Secured Credit Facility would also result in a default under the Indentures governing the notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable. In addition, under the Indentures governing the notes, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing subordinated indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

        Adjusted EBITDA is defined as net income (loss) attributable to DJO Finance LLC, plus loss from discontinued operations, interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under our Senior Secured Credit Facility and Indentures. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants in our Senior Secured Credit Facility and the Indentures. Adjusted EBITDA is a material component of these covenants.

        Adjusted EBITDA should not be considered as an alternative to net income or other performance measures presented in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net loss or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definition of Adjusted EBITDA in the Indentures and our Senior Secured Credit Facility allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net loss. However, these are expenses that may recur, vary greatly and are difficult to predict. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

        Our ability to meet the covenants specified above will depend on future events, many of which are beyond our control, and we cannot assure you that we will meet those covenants. A breach of any of these covenants in the future could result in a default under our Senior Secured Credit Facility and the Indentures, at which time the lenders could elect to declare all amounts outstanding under our Senior

Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        The following table provides a reconciliation from our net loss to Adjusted EBITDA for the three and twelve months ended April 3, 2010. The terms and related calculations are defined in the credit agreement relating to our Senior Secured Credit Facility and the Indentures.

(in thousands)	Three Months Ended April 3, 2010	Twelve Months Ended April 3, 2010
	(unaudited)
Net loss attributable to DJO Finance LLC	$(33,658)	$(69,783)
Loss from discontinued operations, net	—	729
Interest expense, net	40,359	158,103
Income tax provision	9,768	27
Depreciation and amortization	25,851	112,833
Non-cash items(a)	491	4,102
Non-recurring items(b)	12,979	52,718
Other adjustment items, before cost savings(c)	5,755	4,981
Other adjustment items—future cost savings applicable for twelve month period only(d)	—	800

Adjusted EBITDA	$61,545	$264,510

(a)
Non-cash items are comprised of the following:

(in thousands)	Three Months Ended April 3, 2010	Twelve Months Ended April 3, 2010
	(unaudited)
Stock compensation expense	$495	$3,308
Loss (gain) on disposal of assets	(4)	794

Total non-cash items	$491	$4,102

(b)
Non-recurring items are comprised of the following:

(in thousands)	Three Months Ended April 3, 2010	Twelve Months Ended April 3, 2010
	(unaudited)
Employee severance and relocation(1)	$1,424	$9,411
Integration expense(2)	8,278	26,187
ERP implementation	3,277	17,120

Total non-recurring items	$12,979	$52,718

(1)
Employee severance and relocation for the three months ended April 3, 2010 included $0.8 million of severance payments made to employees in connection with our Chattanooga integration and $0.6 million of severance related to other restructuring activities. Employee severance and relocation for the twelve months ended April 3, 2010 included $6.2 million, $1.8 million, and $1.4 million of severance payments made to employees in connection with our Chattanooga integration, our company-wide headcount reduction, and other acquisitions, respectively.

  (2)
  Integration expense for the three months ended April 3, 2010 included $5.2 million, $1.9 million, and $1.2 million of integration costs accrued in connection with the Chattanooga integration, our recent sales reorganization and other recent acquisitions, respectively. Integration expense for the twelve months ended April 3, 2010 included $16.3 million, $5.2 million, $2.2 million, $1.2 million, and $1.3 million of integration costs incurred in connection with domestic restructuring, our Chattanooga integration, restructuring at our international locations, our recent sales reorganization, and other acquisitions, respectively.
(c)
Other adjustment items, before future cost savings, are comprised of the following:

(in thousands)	Three Months Ended April 3, 2010	Twelve Months Ended April 3, 2010
	(unaudited)
Blackstone monitoring fee	$1,750	$7,000
Noncontrolling interests	322	906
Pre-acquisition EBITDA-applicable for the twelve month period only(1)	—	600
Pre-disposition EBITDA-applicable for the twelve month period only(2)	—	(255)
Other(3)	3,683	(3,270)

Total other adjustment items, before cost savings	$5,755	$4,981

(1)
For the twelve months ended April 3, 2010 included pre-acquisition Adjusted EBITDA for two Canadian subsidiaries acquired in August 2009.

(2)
Represents pre-closing Adjusted EBITDA related to certain immaterial product lines sold in fiscal year 2009.

(3)
For the three months ended April 3, 2010 included approximately $2.3 million related to fees associated with our January 2010 debt offering and various litigation settlements and net foreign currency transaction (gains) losses. For the three months ended March 28, 2009 included net foreign currency transaction (gains) losses. For the twelve months ended April 3, 2010 included a $3.1 million gain related to the sale of certain product lines, approximately $2.3 million related to fees associated with our January 2010 debt offering and various litigation settlements, and net foreign currency transaction (gains) losses.
(d)
For the twelve months ended April 3, 2010 included projected cost savings of $0.8 million in connection with our two Canadian subsidiaries acquired in August 2009.

        Our net sales for the three months ended April 3, 2010 were $240.1 million, representing an increase of 10.3% from net sales of $217.7 million for the three months ended March 28, 2009. This increase was driven by increased sales across all business units as well as $4.2 million of favorable changes in foreign exchange rates compared to rates in effect for the three months ended March 28, 2009. Net sales for the three months ended April 3, 2010 were also favorably impacted by $14.8 million due to four additional shipping days compared to the three months ended March 28, 2009.

        In addition, revenue growth for the three months ended April 3, 2010 was impacted by the discontinuation of certain unprofitable product lines in our Chattanooga and Bracing and Supports businesses in 2009 and the sale of a small, non-core spine product line in 2009 by DJO Surgical. The discontinued/sold product lines generated revenue of $2.5 million during the three months ended March 28, 2009.

        Net sales in our Domestic Rehabilitation Segment were $159.2 million for the three months ended April 3, 2010, reflecting an increase of 8.2% from net sales of $147.2 million for the three months ended March 28, 2009. The increase was driven by increased sales across business units, including $9.8 million in sales due to the benefit of four additional selling days in the three months ended April 3, 2010 as compared to the three months ended March 28, 2009.

        Net sales in our International Segment for the three months ended April 3, 2010 were $63.9 million, reflecting an increase of 15.9% from net sales of $55.1 million for the three months ended March 28, 2009. The increase was driven primarily by increased sales across all business units, $4.2 million of favorable changes in foreign exchange rates compared to rates in effect for the three months ended March 28, 2009, and $3.9 million in sales due to the benefit of four additional selling days in the three months ended April 3, 2010 as compared to the three months ended March 28, 2009.

        Net sales in our Domestic Surgical Implant Segment increased to $17.0 million for the three months ended April 3, 2010 from $15.3 million for the three months ended March 28, 2009, representing a 10.8% increase over the same period in the prior year. The increase was driven primarily by $1.1 million in sales due to the benefit of four additional selling days in the three months ended April 3, 2010 as compared to the three months ended March 28, 2009, as well as an increase in sales of our shoulder products.

        Consolidated gross profit as a percentage of net sales was 63.6%, for the three months ended April 3, 2010 compared to 63.7% for the three months ended March 28, 2009. Our gross profit margin for the three months ended April 3, 2010 is essentially in line with the prior year period as the impact of a less favorable mix of products sold was offset by $3.2 million of favorable changes in foreign currency exchange rates.

        For the three months ended April 3, 2010, DJOFL reported a net loss attributable to DJOFL of $33.7 million, compared to a net loss attributable to DJOFL of $14.3 million for the three months ended March 28, 2009. The results for the current and prior year first quarter periods were impacted by significant non-recurring charges and other adjustments related to ongoing restructuring activities and acquisitions.

        As of April 3, 2010, our primary source of liquidity consisted of cash and cash equivalents totaling $54.0 million and $100.0 million of available borrowings under our revolving credit facility.

Risk Factors

        You should carefully consider all the information in the prospectus prior to exchanging your outstanding unregistered notes. In particular, we urge you to carefully consider the factors set forth under the "Risk Factors" section.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your outstanding unregistered notes in the exchange offer. The risks and uncertainties described below are not the only ones we face. Our ability to achieve our operating and financial goals is subject to a number of risks, including risks relating to our business operations, our debt level and government regulations. If any of the following risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to the Exchange Offer

There may be adverse consequences if you do not exchange your outstanding unregistered notes.

        If you do not exchange your outstanding unregistered notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding unregistered notes as set forth in the offering circular distributed in connection with the private offering of the outstanding unregistered notes. In general, the outstanding unregistered notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding unregistered notes under the Securities Act. You should refer to "Prospectus Summary—The Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding unregistered notes.

        The tender of outstanding unregistered notes under the exchange offer will reduce the outstanding amount of the outstanding unregistered notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding unregistered notes not exchanged in this exchange offer due to a reduction in liquidity.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

        We are highly leveraged. As of December 31, 2009, after giving effect to the offering, our total indebtedness would have been $1,817.2 million. We have an additional $100.0 million available for borrowing under our revolving credit facility.

        Our high degree of leverage could have important consequences, including:

  •
  making it difficult for us to make payments on our notes, our existing notes (together with the notes, the "senior notes") and our senior subordinated notes and other debt;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  exposing us to the risk of increased interest rates as certain of our borrowings, including certain borrowings under our Senior Secured Credit Facility, will be subject to variable rates of interest;

  •
  limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        We may be able to incur substantial additional indebtedness in the future. Although our Senior Secured Credit Facility and the Indentures governing the senior notes and senior subordinated notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. In addition, the Indentures will not prevent us from incurring obligations that do not constitute indebtedness under the Indentures.

        Our cash paid for interest for the years ended December 31, 2009 and 2008 was $144.2 million and $158.8 million, respectively. As of December 31, 2009, we had $1,044.1 million of debt subject to floating interest rates, including $1,043.7 million under the Senior Secured Credit Facility. Although we currently have interest rate swaps in place to hedge against rising interest rates (see Note 9 to our audited consolidated financial statements), any additional borrowings we make under the Senior Secured Credit Facility will also be subject to floating interest rates.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

        Our Senior Secured Credit Facility and the Indentures contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

  •
  enter into certain transactions with our affiliates.

        In addition, we are required to satisfy and maintain a specified senior secured leverage ratio, which becomes more restrictive over time. This covenant could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, it may restrict our ability to conduct and expand our business and pursue our business strategies. Our ability to meet this senior secured leverage ratio can be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will meet the senior secured leverage ratio in the future or at all.

        A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions. Upon the occurrence of an event of default under the Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the Senior Secured Credit Facility. If the lenders under the Senior Secured Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the amounts borrowed under the Senior Secured Credit Facility, as well as our unsecured indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures could affect the operation and growth of our business and may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In that case, we may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and the proceeds from those dispositions may not be adequate to meet any debt service obligations then due. Additionally, our Senior Secured Credit Facility and the Indentures governing the senior notes and senior subordinated notes limit the use of the proceeds from dispositions of assets; as a result, we may not be permitted, under our Senior Secured Credit Facility and the Indentures governing the senior notes and senior subordinated notes, to use the proceeds from such dispositions to satisfy all current debt service obligations.

We may not be able to repurchase the senior notes and the senior subordinated notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all senior notes and senior subordinated notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the senior notes and senior subordinated notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the senior notes and senior subordinated notes upon a change of control because we may not have sufficient financial resources to purchase all of the senior notes and senior subordinated notes that are tendered upon a change of control. Further, we are contractually restricted under the terms of our Senior Secured Credit Facility from repurchasing all of the senior notes and senior subordinated notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the senior notes and senior subordinated notes unless we are able to refinance or obtain waivers under our Senior Secured Credit Facility. Our failure to repurchase the senior notes and senior subordinated notes upon a change of control would cause a default under the Indentures governing the senior notes and senior subordinated notes and a cross-default under the Senior Secured Credit Facility. Our Senior Secured Credit Facility also provides that a change of control is a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under the Senior Secured Credit Facility have the discretion to release the guarantors under the senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the senior notes and the senior subordinated notes.

        While any obligations under the Senior Secured Credit Facility remain outstanding, any guarantee of the senior notes and senior subordinated notes may be released without action by, or consent of, any holder of the senior notes and senior subordinated notes or the trustee under the Indentures governing the senior notes and senior subordinated notes, at the discretion of lenders under the Senior Secured Credit Facility, if the related guarantor is no longer a guarantor of obligations under the Senior Secured Credit Facility. The lenders under the Senior Secured Credit Facility have the discretion to release the guarantees under the Senior Secured Credit Facility in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the senior notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes.

        The outstanding unregistered notes were offered and sold in January 2010 to institutional investors. The existing notes and the senior subordinated notes were registered with the Securities and Exchange Commission in 2008 and 2007, respectively, and are publicly traded.

        We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. Holders that exchange the outstanding unregistered notes will receive exchange notes that are expected to share a single CUSIP number with the existing notes and the exchange notes and the existing notes are thereafter expected to be fungible. We cannot make assurances as to the liquidity of markets for the existing notes, the ability to sell the exchange notes or the price at which a holder may be able to sell the exchange notes. The exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. We cannot assure you that an active market for the existing notes and the exchange notes will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the existing notes and the exchange notes. The market for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under our Senior Secured Credit Facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and could substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our Senior Secured Credit Facility and the Indentures governing the senior notes and senior subordinated notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Senior Secured Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Secured Credit Facility to avoid being in default. If we breach our covenants under our Senior Secured Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the credit agreement governing our Senior Secured Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the exchange notes is effectively subordinate to those lenders who have a security interest in our assets.

        Our obligations under the exchange notes and the guarantees of the exchange notes are unsecured, but our obligations under our Senior Secured Credit Facility and the guarantees of the Senior Secured Credit Facility are secured by a security interest in substantially all of our domestic tangible and intangible assets and all of our capital stock and promissory notes and the capital stock of each of our existing and future domestic subsidiaries and 65% of the capital stock of our first tier non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our Senior Secured Credit Facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the exchange notes, even if an event of default exists under the indenture governing the senior notes at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests in any guarantor under the exchange notes, then that guarantor will be released from its guarantee of the exchange notes automatically and immediately upon such sale. In any such event, because the exchange notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See "Description of Other Indebtedness—Senior Secured Credit Facility."

        As of December 31, 2009, after giving effect to the offering and the use of proceeds, we would have had $934.3 million of senior secured indebtedness, of which $933.7 million would have been indebtedness under our Senior Secured Credit Facility, net of $8.5 million of unamortized original issue discount, and $0.6 million would have been capital lease obligations and other secured debt, and we had $100.0 million of available borrowings under our revolving credit facility. Furthermore, the credit agreement governing our Senior Secured Credit Facility will allow us to borrow additional, incremental amounts under those facilities up to the greater of $150.0 million (subject to pro forma compliance with a senior secured leverage financial maintenance covenant) and the amount of indebtedness we could incur to the extent our senior secured leverage ratio (as defined under the terms of the Senior Secured Credit Facility) remains below a certain threshold.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the exchange notes.

        The exchange notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes.

We are a holding company and our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries.

        We are a holding company that derives all of our operating income and cash flow from our subsidiaries. Accordingly, our ability to make payments on the exchange notes is dependent on the earnings and the distribution of funds from our subsidiaries. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. Specifically, our subsidiaries will be permitted to incur additional indebtedness that may limit the making of distributions, the payment of dividends, or the making of loans by such subsidiaries to us. In the event that we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness, including the notes.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of any guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

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  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

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  the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

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  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay such debts as they mature; or

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  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

        Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor's obligation to an amount that effectively makes its guarantee worthless.

The trading price of the exchange notes may be volatile.

        The trading price of the exchange notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions, and securities analysts' recommendations regarding our securities.

Risks Related To Our Business

The current US and global economic downturn and related credit and financial market problems may pose additional risks and exacerbate existing risks to our business.

        The serious slowdown in the US and global economy, as well as the dramatic problems in the current credit and financial markets, had and may continue to have a negative effect on demand for our products, availability and reliability of vendors and third party contract manufacturers, our ability to timely collect our accounts receivable and the availability of financing for acquisitions and working capital requirements. We experienced an overall slowing of our revenue growth in 2009 from prior years and significant slowdown in sales of our products that our customers consider to be included in their discretionary capital spending. Continued or renewed deterioration of the general economic slowdown in the United States and overseas could contribute to those trends remaining a problem or becoming worse.

        The slowing of economic activity and lack of available financing has impacted and could continue to impact our business in a variety of ways, including the following:

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  Loss of jobs and lack of health insurance as a result of the economic slowdown could depress demand for health care services and demand for our products.

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  Weakened demand for health care services, reduction in the number of insured patients and lack of available credit could result in the inability of private insurers to satisfy their reimbursement obligations, lead to delays in payment or cause the insurers to increase their scrutiny of our claims.

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  Shortage of available credit for working capital could lead customers who buy capital goods from us to curtail their purchases or have difficulty meeting payment obligations.

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  Tightening of credit and disruption in the financial markets could disrupt or delay performance by our third party vendors and contractors and adversely affect our business.

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  Problems in the credit and financial markets could limit the availability and size of alternative or additional financing for our working capital or other corporate needs and could make it more difficult and expensive to obtain waivers under or make changes to our existing credit arrangements.

        Any of these risks, among others, could adversely affect our business and operating results, and the risks could become more pronounced if the problems in the US and global economies and the credit and financial markets continue or become worse.

Changes in Medicare coverage and reimbursement policies for our products by Medicare or reductions in reimbursement rates for our products could adversely affect our business and results of operations.

        In recent years, Congress has enacted a number of laws that impact Medicare reimbursement for and coverage of durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS"), including many of our products. For instance, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Modernization Act") mandated a temporary freeze in annual increases in payments for durable medical equipment from 2004 through 2008, and established new clinical conditions for payment and quality standards.

        The Medicare Modernization Act also established a new competitive bidding program for DMEPOS, which eventually could impact prefabricated orthotic devices and other of our products. Under competitive bidding, Medicare will no longer reimburse for certain products and services based on the Medicare fee schedule amount in designated competitive bidding areas. Instead, the Medicare program will provide reimbursement for these items and services based on a competitive bidding process. Only those suppliers selected through a competitive bidding process within each designated region will be eligible to have their products reimbursed by Medicare. Bidding was conducted in 2007 for the first phase of competitive bidding in ten metropolitan statistical areas for ten product categories, and bid prices briefly went into effect on July 1, 2008. The program was scheduled to be expanded to 70 additional areas in 2009 and additional areas thereafter. On July 15, 2008, the U.S. Congress enacted Medicare Improvements for Patients and Providers Act of 2008 , which terminated round one contracts and required the Centers for Medicare and Medicaid services ("CMS"), the agency responsible for administering the Medicare program, to rebid those areas in 2009. The legislation also delays round two bidding until 2011 and makes a series of changes to program requirements. The delay in bidding is financed by nationwide reduction in Medicare DMEPOS for 2009 fee schedule payments for items that were subject to the first round of bidding. CMS conducted the rebidding of the first round of the competitive bidding program in 2009, with the program scheduled to go into effect January 1, 2011. While none of our products is included in the initial round of items subject to bidding; there is no assurance they will not be included in the future. When it is eventually implemented, the competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. Inclusion of any of our products in Medicare competitive bidding or other Medicare reimbursement or coverage reductions could result in such products being sold in lesser quantities or for a lower price. Further, CMS may use competitive bid pricing information to adjust the payment amounts otherwise in effect for an area that is not a competitive acquisition area. Any of these developments could have a material adverse effect on our results of operations. In addition, if we are not selected to participate in the competitive bidding program in a particular region, it could have a material adverse effect on our sales and profitability.

        Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our operating results due to increased pricing pressure in the United States and certain other markets. Governments, hospitals and other third party payors could reduce the amount of approved payment for the company's products. Reductions in reimbursement levels or coverage, or other cost-containment measures could unfavorably affect our future operating results.

Federal and state health reform and cost control efforts include provisions that could adversely impact our business and results of operations.

        On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act (the "Act"). The Act is designed to expand access to affordable health insurance, control health care spending, and improve health care quality. Provisions included in the Act will, among other things: require most uninsured individuals to obtain health insurance and provide subsidies for the cost; impose a new annual federal fee on certain medical device manufacturers and importers; require medical supply and device manufacturers to report certain payments made to physicians and other referral sources; reduce Medicare DMEPOS fee schedule updates and apply a new "productivity adjustment" to Medicare DMEPOS payments; expand and accelerate the Medicare DMEPOS competitive bidding program; study the establishment of a competitive bidding program for manufacturers of durable medical equipment and supplies; and establish new Medicare and Medicaid program integrity provisions, including a number of safeguards focusing on Medicare orders for DMEPOS. Although the eventual impact of the health reform provisions of the Act are still uncertain, it is possible that the legislation will have a material adverse impact on our business.

        Likewise, many states have adopted or are considering changes in state health care legislative and regulatory policies as a result of state budgetary shortfalls. These changes have included reductions in provider and supplier reimbursement levels under state Medicaid programs, including in some cases reduced reimbursement for DMEPOS items, and/or other Medicaid coverage restrictions. As states continue to face significant financial pressures, it is possible that state health policy changes will adversely affect our profitability.

If we fail to meet Medicare accreditation and surety bond requirements, it could negatively impact our business operations.

        Medicare DMEPOS suppliers (other than certain exempted professionals) must be accredited by an approved accreditation organization as meeting DMEPOS Quality Standards adopted by CMS including specific requirements for suppliers of custom-fabricated and custom-fitted orthoses and certain prosthetics. Medicare suppliers also are required to meet surety bond requirements. We believe we are in compliance with current requirements in this area. If in the future we fail to maintain our Medicare accreditation status and/or do not comply with Medicare surety bond requirements, or if these requirements are expanded in the future, it could adversely impact our profits and results of operation.

If we fail to comply with the U.S. Food and Drug Administration ("FDA") Quality System Regulation, our manufacturing could be delayed, and our product sales and profitability could suffer.

        Our manufacturing processes are required to comply with the FDA's Quality System Regulation, which covers current Good Manufacturing Practice requirements and the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, if we fail to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements, we may receive a warning letter or could otherwise be required to take corrective action and, in severe cases, we could suffer a disruption of our operations and manufacturing delays. If we fail to take adequate corrective actions, we could be subject to certain enforcement actions, including, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability. We have received FDA warnings letters in the past and we cannot assure you that the FDA will not take further action in the future.

We may not be able to successfully integrate businesses that we have recently acquired, or businesses we may acquire in the future, and we may not be able to realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

        Our ability to successfully implement our business plan and achieve targeted financial results is highly dependent on our ability to successfully integrate businesses that we have recently acquired and other businesses we acquire in the future. The process of integrating such acquired businesses involves risks. These risks include, but are not limited to:

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  demands on management related to the significant increase in the size of our business;

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  diversion of management's attention from the management of daily operations to the integration of newly acquired operations;

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  difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies;

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  difficulties in conforming the acquired company's accounting policies to ours;

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  increased exposure to risks relating to business operations outside the United States;

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  retaining the loyalty and business of the customers of acquired businesses;

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  retaining employees that may be vital to the integration of the acquired business or to the future prospects of the combined businesses;

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  difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems, technologies, books and records and procedures;

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  maintaining uniform standards, such as internal accounting controls, procedures and policies; and

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  costs and expenses associated with any undisclosed or potential liabilities.

        We have announced the closure of our facility in Chattanooga, Tennessee, and the transfer of its production operations principally to our Mexico facility. The administrative activities formerly carried on in the Chattanooga facility will be moved to our operations in Vista, California and Indianapolis, Indiana. Failure to successfully transfer these business operations and to otherwise integrate the operations of ReAble with the former operations of DJO Opco or any other acquired businesses may result in reduced levels of revenue, earnings or operating efficiency than we have achieved or might have achieved if we had not acquired such businesses, and loss of customers of the acquired businesses.

        In addition, an important part of our strategy is to generate revenue growth by cross selling products through the expanded distribution network achieved following the acquisition of businesses. Our ability to successfully cross sell our products to the extent we anticipate or at all is subject to considerable uncertainty. To the extent we are not successful in our cross selling efforts, our revenues and income will be adversely affected.

        Furthermore, even if we are able to integrate successfully the former operations of DJO Opco with the operations of ReAble, including the closure of the Chattanooga facility and the transfer of operations, we may not be able to realize the potential cost savings, synergies and revenue enhancements that were anticipated from the integration, either in the amount or within the time frame that we expect, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

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  the use of more cash or other financial resources on integration and implementation activities than we expect;

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  increases in other expenses unrelated to the acquisitions, which may offset the cost savings and other synergies from the acquisitions;

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  our ability to eliminate effectively duplicative back office overhead and overlapping and redundant selling, general and administrative functions, rationalize manufacturing capacity and shift production to more economical facilities; and

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  our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

        Specifically, the DJO Merger created significant opportunities to reduce our manufacturing and other costs. We took steps to achieve cost savings by leveraging newly acquired low-cost manufacturing capabilities, rationalizing our combined manufacturing and distribution footprints, increasing procurement savings and eliminating duplicative overhead functions. We also expect to receive cost savings from initiatives we have undertaken in connection with a number of our previously completed acquisitions. However, while we anticipate cost savings based on estimates and assumptions made by our management as to the benefits and associated expenses with respect to our cost savings initiatives, it is possible that these estimates and assumptions may not ultimately reflect actual results. In addition, these estimated cost savings are only estimates and may not actually be achieved in the timeframe anticipated or at all.

        If we fail to realize anticipated cost savings, synergies or revenue enhancements, our financial results will be adversely affected, and we may not generate the cash flow from operations that we anticipated, or that is sufficient to repay our indebtedness.

We may experience substantial fluctuations in our quarterly operating results and you should not rely on them as an indication of our future results.

        Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

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  demand for many of our products, which historically has been higher in the fourth quarter when scholastic sports and ski injuries are more frequent;

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  our ability to meet the demand for our products;

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  the direct distribution of our products in foreign countries that have seasonal variations;

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  the number, timing and significance of new products and product introductions and enhancements by us and our competitors, including delays in obtaining government review and clearance of medical devices;

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  our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

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  the impact of any acquisitions that occur in a quarter;

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  the impact of any changes in generally accepted accounting principles;

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  changes in pricing policies by us and our competitors and reimbursement rates by third party payors, including government healthcare agencies and private insurers;

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  the loss of any of our significant distributors;

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  changes in the treatment practices of orthopedic and spine surgeons, primary care physicians, and pain-management specialists, and their allied healthcare professionals; and

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  the timing of significant orders and shipments.

        Accordingly, our quarterly sales and operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period.

We operate in a highly competitive business environment, and our inability to compete effectively could adversely affect our business prospects and results of operations.

        We operate in highly competitive and fragmented markets. Our Domestic Rehabilitation Segment and International Segment compete with both large and small companies, including several large, diversified companies with significant market share and numerous smaller niche companies, particularly in the physical therapy products market. Our Surgical Implant Segment competes with a small number of very large companies that dominate the market, as well as other companies similar to our size. We may not be able to offer products similar to, or more desirable than, those of our competitors or at a price comparable to that of our competitors. Compared to us, many of our competitors have:

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  greater financial, marketing and other resources;

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  more widely accepted products;

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  a larger number of endorsements from healthcare professionals;

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  a larger product portfolio;

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  superior ability to maintain new product flow;

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  greater research and development and technical capabilities;

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  patent portfolios that may present an obstacle to the conduct of our business;

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  stronger name recognition;

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  larger sales and distribution networks; and/or

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  international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping our products manufactured in the United States to international customers.

        Accordingly, we may be at a competitive disadvantage with respect to our competitors. These factors may materially impair our ability to develop and sell our products.

If we are unable to develop or license new products or product enhancements or find new applications for our existing products, we will not remain competitive.

        The markets for our products are characterized by continued new product development and the obsolescence of existing products. Our future success and our ability to increase revenues and make payments on our indebtedness will depend, in part, on our ability to develop, license, acquire and distribute new and innovative products, enhance our existing products with new technology and find new applications for our existing products. However, we may not be successful in developing, licensing or introducing new products, enhancing existing products or finding new applications for our existing products. We also may not be successful in manufacturing, marketing and distributing products in a cost-effective manner, establishing relationships with marketing partners, obtaining coverage of and satisfactory reimbursement for our future products or product enhancements or obtaining required regulatory clearances and approvals in a timely fashion or at all. If we fail to keep pace with continued new product innovation or enhancement or fail to successfully commercialize our new or enhanced products, our competitive position, financial condition and results of operations could be materially and adversely affected.

        In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these and other products could be substantially delayed, and we could ultimately become subject to product liability litigation, resulting in lost revenues, potential damage to our reputation and/or delays in regulatory clearance. In addition, approval of our products or obtaining acceptance of our products by physicians, physical therapists and other healthcare professionals that recommend and prescribe our products could be adversely affected.

The success of our surgical implant products depends on our relationships with leading surgeons who assist with the development and testing of our products.

        A key aspect of the development and sale of our surgical implant products is the use of designing and consulting arrangements with orthopedic surgeons who are well recognized in the healthcare community. These surgeons assist in the development and clinical testing of new surgical implant products. They also participate in symposia and seminars introducing new surgical implant products and assist in the training of healthcare professionals in using our new products. We may not be successful in maintaining or renewing our current designing and consulting arrangements with these surgeons or in developing similar arrangements with new surgeons. In that event, our ability to develop, test and market new surgical implant products could be adversely affected.

        In addition, federal legislation has been proposed and is included in current health reform bills that would increase disclosure requirements regarding financial arrangements between manufacturers and physicians, including physicians who serve as consultants. A number of states also have enacted specific marketing and payment disclosure requirements and other may do so in the future. Likewise, voluntary industry guidelines have been adopted regarding device manufacturer financial arrangements with physicians and other health care professionals. We cannot determine at this time the impact, if any, of such requirements or voluntary guidelines on our relationships with surgeons, but there can be no assurances that such requirements and guidelines would not impose additional costs on us and/or adversely impact our consulting and other arrangements with surgeons.

Implementation of CMS's "Consignment Closet" policy could require changes in our OfficeCare business model that could adversely affect our business.

        On August 7, 2009, CMS issued Transmittal 297 entitled "Compliance Standards for Consignment Closets and Stock and Bill Arrangements" (the "Transmittal"), requiring a change in procedures in stock and bill arrangements for Medicare beneficiaries. When implemented, the Transmittal will require products dispensed to a Medicare beneficiary from the inventory in our OfficeCare accounts in physician office settings to be fitted and billed to Medicare by the physician rather than by us. Title to the product must pass to the physician at the time the product is dispensed to the patient. The effect of this change in most instances would be to convert a billing opportunity by us into a sale to the physician at a wholesale price. The Transmittal was originally scheduled to go into effect on September 8, 2009. CMS first delayed the effective date until March 1, 2010, and on February 4, 2010 CMS rescinded the Transmittal in order to consider other implementation dates. If the Transmittal goes into effect as written, it could adversely affect the revenue and, to a lesser extent, profitability of our OfficeCare business.

Proposed laws that would limit the types of orthopedic professionals who can fit, sell or seek reimbursement for our products could, if adopted, adversely affect our business.

        In response to pressure from certain groups (mostly orthotists), the United States Congress and state legislatures have periodically considered proposals that limit the types of orthopedic professionals who can fit or sell our orthotic device products or who can seek reimbursement for them. Several states have adopted legislation which imposes certification or licensing requirements on the measuring, fitting and adjusting of certain orthotic devices. Although some of these state laws exempt manufacturers' representatives, other states' laws subject the activities of such representatives to certification or licensing requirements. Additional states may be considering similar legislation. Such laws could reduce the number of potential customers by restricting the activities of our sales representatives in those jurisdictions where such legislation or regulations are enacted. Furthermore, because the sales of orthotic devices are driven in part by the number of professionals who fit and sell them, laws that limit these activities could reduce demand for these products. We may not be successful in opposing the adoption of such legislation or regulations and, therefore, such laws could have a material adverse effect on our business.

        In addition, efforts have been made to establish similar requirements at the federal level for the Medicare program. For example, in 2000, Congress passed the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"). BIPA contained a provision requiring, as a condition for payment by the Medicare program, that certain certification or licensing requirements be met for individuals and suppliers furnishing certain, but not all, custom-fabricated orthotic devices. Although CMS has not implemented this requirement to date, Medicare follows state requirements in those states that require the use of an orthotist or prosthetist for furnishing of orthotics or prosthetics. We cannot predict the effect of implementation of BIPA or implementation of other such laws will have on our business.

If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our third party distributors and independent sales representatives fail to commit sufficient time and effort or are otherwise ineffective in selling our products, our results of operations and future growth could be adversely impacted.

        The sale and distribution of certain of our orthopedic products, regeneration products and our surgical implant products depend, in part, on our relationships with a network of third party distributors and independent commissioned sales representatives. These third party distributors and independent sales representatives maintain the customer relationships with the hospitals, orthopedic surgeons, physical therapists and other healthcare professionals that purchase, use and recommend the use of our products. Although our internal sales staff trains and manages these third party distributors and independent sales representatives, we do not directly monitor the efforts that they make to sell our products. In addition, some of the independent sales representatives that we use to sell our surgical implant products also sell products that directly compete with our core product offerings. These sales representatives may not dedicate the necessary effort to market and sell our products. If we fail to attract and maintain relationships with third party distributors and skilled independent sales representatives or fail to adequately train and monitor the efforts of the third party distributors and sales representatives that market and sell our products, or if our existing third party distributors and independent sales representatives choose not to carry our products, our results of operations and future growth could be adversely affected.

We rely on our own direct sales force for certain of our products, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

        We rely on our own direct sales force of approximately 390 representatives in the United States and approximately 110 representatives in Europe to market and sell certain of the orthopedic rehabilitation products which are intended for use in the home and in rehabilitation clinics. Some of our competitors rely predominantly on independent sales agents and third party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products through independent third parties, due to the costs that we will bear associated with employee benefits, training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse effect on our results of operations.

The success of all of our products depends heavily on acceptance by healthcare professionals who prescribe and recommend our products, and our failure to maintain a high level of confidence by key healthcare professionals in our products could adversely affect our business.

        We have maintained customer relationships with numerous orthopedic surgeons, primary care physicians, other specialist physicians, physical therapists, athletic trainers, chiropractors and other healthcare professionals. We believe that sales of our products depend significantly on their confidence in, and recommendations of, our products. Acceptance of our products depends on educating the healthcare community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to the products offered by our competitors and on training healthcare professionals in the proper use and application of our products. Failure to maintain these customer relationships and develop similar relationships with other leading healthcare professionals could result in a less frequent recommendation of our products, which may adversely affect our sales and profitability.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.

        The international scope of our operations exposes us to economic, regulatory and other risks in the countries in which we operate. We generated 25.5% of our net revenues from customers outside the United States for the year ended December 31, 2009. Doing business in foreign countries exposes us to a number of risks, including the following:

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  fluctuations in currency exchange rates;

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  imposition of investment, currency repatriation and other restrictions by foreign governments;

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  potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, which, among other things, may preclude payments or dividends from foreign subsidiaries from being used for our debt service, and exposure to adverse tax regimes;

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  difficulty in collecting accounts receivable and longer collection periods;

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  the imposition of additional foreign governmental controls or regulations on the sale of our products;

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  intellectual property protection difficulties;

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  changes in political and economic conditions;

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  difficulties in attracting high-quality management, sales and marketing personnel to staff our foreign operations;

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  labor disputes;

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  import and export restrictions and controls, tariffs and other trade barriers;

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  increased costs of transportation or shipping;

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  exposure to different approaches to treating injuries;

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  exposure to different legal, regulatory and political standards; and

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  difficulties of local governments in responding to severe weather emergencies, natural disasters or other such similar events.

        In addition, as we grow our operations internationally, we will become increasingly dependent on foreign distributors and sales agents for our compliance and adherence to foreign laws and regulations that we may not be familiar with, and we cannot assure you that these distributors and sales agents will adhere to such laws and regulations or adhere to our own business practices and policies. Any violation of laws and regulations by foreign distributors or sales agents or a failure of foreign distributors or sales agents to comply with our business practices and policies could result in legal or regulatory sanctions against us or potentially damage our reputation in that respective international market. If we fail to manage these risks effectively, we may not be able to grow our international operations, and our business and results of operations may be materially adversely affected.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our foreign operations expose us to currency fluctuations and exchange rate risks. We are exposed to the risk of currency fluctuations between the U.S. Dollar and the Euro, Pound Sterling, Canadian Dollar, Mexican Peso, Swiss Franc, Australian Dollar, Yen, Norwegian Krone, Danish Krone and Swedish Krona. Sales denominated in foreign currencies accounted for approximately 22.8% of our consolidated net sales for the year ended December 31, 2009, of which 17.9% were denominated in the Euro. Our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries' results are recorded in these currencies and then translated into U.S. Dollars for inclusion in our consolidated financial statements and certain of our subsidiaries enter into purchase or sale transactions using a currency other than our functional currency. In addition, certain costs associated with our Mexico-based manufacturing operations are incurred in Mexican Pesos. As of December 31, 2009, we had outstanding hedges in the form of forward contracts to purchase Mexican Pesos aggregating a U.S. dollar equivalent of $14.3 million. As we continue to distribute and manufacture our products in selected foreign countries, we expect that future sales and costs associated with our activities in these markets will continue to be denominated in the applicable foreign currencies, which could cause currency fluctuations to materially impact our operating results. Changes in currency exchange rates may adversely affect our financial condition and results of operations and may affect the comparability of our results between reporting periods.

        We may not be able to effectively manage our currency translation risks, and volatility in currency exchange rates may adversely affect our financial condition and results of operations.

If adequate levels of reimbursement coverage from third party payors for our products are not obtained, healthcare providers and patients may be reluctant to use our products, and our sales may decline.

        Our sales depend largely on whether there is adequate reimbursement coverage by government healthcare programs, such as Medicare and Medicaid, and by private payors. We believe that surgeons, hospitals, physical therapists and other healthcare providers may not use, purchase or prescribe our products and patients may not purchase our products if these third party payors do not provide satisfactory coverage of and reimbursement for the costs of our products or the procedures involving the use of our products. Consequently, we may be unable to sell our products on a profitable basis if third party payors deny coverage, reduce their current levels of reimbursement or fail to cause their levels of reimbursement to rise quickly enough to cover cost increases.

        Changes in the coverage of, and reimbursement for, our products by these third party payors could have a material adverse effect on our results of operations. Third party payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, decide not to reimburse for treatments that include the use of our products. They may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries, (ii) requiring the use of the least expensive product available or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures. For example, in the United States, Congress and CMS, frequently engage in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. Because many private payors model their coverage and reimbursement policies on Medicare policies, third party payors' coverage of, and reimbursement for, our products could be negatively impacted by discussions like this one and by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally.

        Our international sales also depend in part upon the coverage and eligibility for reimbursement of our products through government-sponsored healthcare payment systems and third party payors, the amount of reimbursement and the cost allocation of payments between the patient and government-sponsored healthcare payment systems and third party payors. Coverage and reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party coverage and reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign country market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device purchased. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products.

        Any developments in the United States or our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have a material effect on our ability to sell our products.

Our success depends on receiving regulatory approval for our products, and failure to do so could adversely affect our growth and operating results.

        Our products are subject to extensive regulation in the United States by the FDA and by similar governmental authorities in the foreign countries where we do business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In general, unless an exemption applies, a medical device must receive either pre-market approval or pre-market clearance from the FDA before it can be marketed in the United States. While in the past we have received such approvals and clearances, we may not be successful in the future in receiving such approvals and clearances in a timely manner or at all. The FDA recently asked the Institute of Medicine ("IOM") to conduct a two-year study of the clearance process for devices under § 501(k) of the Food, Drug, and Cosmetic Act, as amended, and to provide recommendations for changes, if necessary. In addition, the FDA has implemented an internal review process of the clearance process, which could lead to changes in the review of medical device products seeking clearance for marketing before the IOM completes its study in 2012. Many of our products are cleared for marketing under the 501(k) process that the FDA and the IOM are reviewing. If we begin to have significant difficulty obtaining such FDA approvals or clearances in a timely manner or at all, it could have a material adverse effect on our revenues and growth.

If we fail to obtain regulatory approval for the modification of, or new uses for, our products, our growth and operating results could suffer.

        In order to market modifications to our existing products or market our existing products for new indications, we may be required to obtain pre-market approvals, pre-market supplement approvals or pre-market clearances. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new approval or clearance; however, the FDA can review and disagree with a manufacturer's decision. We may not be successful in receiving such approvals or clearances or the FDA may not agree with our decisions not to seek approvals or clearances for any particular device modification. The FDA may require an approval or clearance for any past or future modification or a new indication for our existing products. The FDA may also require additional clinical or preclinical data in such submissions, which may be time consuming and costly, and may not ultimately approve or clear one or more of our products for marketing. If the FDA requires us to obtain pre-market approvals, pre-market supplement approvals or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear or approve such submissions in a timely manner, if at all. Because a significant portion of our revenues is generated by products that are modified or used for new treatments, delays or failures in obtaining such approvals could reduce our revenue and adversely affect our operating results.

We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products.

        In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office for Human Research Protections and the National Institutes of Health. Failure to comply with such regulation, including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts or failure to report data or adverse events accurately, could result in fines, penalties, suspension of trials, and the inability to use the data to support an FDA submission. In addition, the American Recovery and Reinvestment Act expands federal efforts to compare the effectiveness of different medical treatments, which could include some element of explicit cost or cost-effectiveness comparisons; research supported by these efforts eventually could be used to guide public and private coverage and reimbursement policies. In the international market, we are subject to regulations for clinical studies in each respective country.

If we fail to comply with the various regulatory regimes for the foreign markets in which we operate, our operational results could be adversely affected.

        In many of the foreign countries in which we market our products, we are subject to extensive regulations, including those in Europe. The regulation of our products in the European Economic Area (which consists of the twenty-seven member states of the European Union, as well as Iceland, Liechtenstein and Norway) is governed by various directives and regulations promulgated by the European Commission and national governments. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including certain countries outside Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

        The FDA regulates the export of medical devices to foreign countries and certain foreign countries may require FDA certification that our products are in compliance with U.S. law. If we fail to obtain or maintain export certificates required for the export of our products, we could suffer a material adverse effect on our revenues and growth.

        We are subject to laws concerning our marketing activities in foreign countries where we conduct business. For example, within the EU, the control of unlawful marketing activities is a matter of national law in each of the member states of the EU. The member states of the EU closely monitor perceived unlawful marketing activity by companies. We could face civil, criminal and administrative sanctions if any member state determines that we have breached our obligations under its national laws. Industry associations also closely monitor the activities of member companies. If these organizations or authorities name us as having breached our obligations under their regulations, rules or standards, our reputation would suffer and our business and financial condition could be adversely affected. We are also subject to the U.S. Foreign Corrupt Practices Act (the "FCPA"), antitrust and anticompetition laws, and similar laws in foreign countries, any violation of which could create a substantial liability for us and also cause a loss of reputation in the market. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. Companies must also maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals and clinics are government-owned and healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. If we are found to have violated the FCPA, we may face sanctions including fines, criminal penalties, disgorgement of profits and suspension or debarment of our ability to contract with government agencies or receive export licenses. From time to time, we may face audits or investigations by one or more domestic or foreign government agencies, compliance with which could be costly and time-consuming, and could divert our management and key personnel from our business operations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties, which could adversely affect our business and financial results.

If the Department of Health and Human Services ("HHS"), the Office of Inspector General ("OIG"), the FDA or another regulatory agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties, and the off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

        The OIG, the FDA and other regulatory agencies actively enforce regulations prohibiting the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products for off-label uses, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the OIG or the FDA or another regulatory agency determines that our promotional materials, training or activities constitutes improper promotion of an off-label use, it could request that we modify our promotional materials, training, or activities, or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Although our policy is to refrain from statements and activities that could be considered off-label promotion of our products, the FDA, another regulatory agency, or the U.S. Department of Justice could disagree and conclude that we have engaged in off-label promotion and, potentially, aided and abetted in the submission of false claims. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

Our compensation, marketing and sales practices may contain certain risks with respect to the manner in which these practices were historically conducted that could have a material adverse effect on us.

        We have entered into written agreements for designing and consulting services with physicians for surgical implant products, and we compensate them under our designing physician agreements for services in developing products sold by us. We also seek the assistance of physicians in the design and evaluation of bracing and other rehabilitative products. The form of compensation for such services has historically been a royalty on the sale of our products in the cases where the physician has contributed to the design of the product. We compensate the physicians under consulting agreements for assistance with product development and clinical efforts. We believe that in each instance remuneration paid to physicians represents fair market value for the services provided and is otherwise in compliance with applicable laws. We also use an independent sales force for products for which we provide compliance-related training. The sales force has generally been compensated on commission based on a percentage of revenues generated by products sold as is typical in our industry. We also pay physicians certain rental and office support fees under our OfficeCare program. Under applicable federal and state healthcare fraud and abuse, anti-kickback, false claims and self-referral laws, it could be determined that our designing and consulting arrangements with surgeons, our marketing and sales practices, and our OfficeCare program fall outside permitted arrangements, thereby subjecting us to possible civil and/or criminal sanctions (including exclusion from the Medicare and Medicaid programs), which could have a material adverse effect on our surgical implant business and possibly on our other lines of business. The federal government has significantly increased investigations of medical device manufacturers with regards to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products and recently has entered into settlement, deferred prosecution and corporate integrity agreements with such manufacturers. Such investigations and enforcement activities often arise based on allegations of violations of the federal Anti-Kickback Statute, and sometimes of the civil False Claims Act. Although we believe we maintain a satisfactory compliance program, it may not be adequate in the detection or prevention of violations. The form and effectiveness of our compliance program may be taken into account by the government in assessing sanctions, if any, should it be determined that violations of laws have occurred.

Audits or denials of our claims by government agencies could reduce our revenues or profits.

        As part of our business operations, we submit claims on behalf of patients directly to, and receive payments directly from, the Medicare and Medicaid programs and private payors. Therefore, we are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes and maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. Such reviews and/or similar audits of our claims could result in material delays in payment, as well as material recoupments or denials, which would reduce our net sales and profitability, or in exclusion from participation in the Medicare or Medicaid programs. Private payors may from time to time conduct similar reviews and audits.

        Additionally, we participate in the government's Federal Supply Schedule program for medical equipment, whereby we contract with the government to supply certain of our products. Participation in this program requires us to follow certain pricing practices and other contract requirements. Failure to comply with such pricing practices and/or other contract requirements could result in delays in payment or fines or penalties, which could reduce our revenues or profits.

Various federal and state agencies have become increasingly vigilant in recent years in their investigation of various business practices under various healthcare "fraud and abuse" laws with respect to our business arrangements with prescribing physicians and other health care professionals.

        We are directly or indirectly through our customers, subject to various federal and state laws pertaining to healthcare fraud and abuse. These laws, which directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

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  the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for or recommending of a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid, Veterans Administration health programs, and TRICARE;

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  several federal False Claims statutes, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  the Health Insurance Portability and Accountability Act of 1995 ("HIPAA"), which prohibits executing a scheme to defraud any healthcare benefit program, and also prohibits false statements, defined as knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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  the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare and Medicaid patients by a physician to an entity for the provision of certain designated healthcare services, if the physician or a member of the physician's immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral; and

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  state law equivalents to the Anti-Kickback Statute, the false claims provisions, the Stark Law and the physician self-referral prohibitions, some of which may apply even more broadly than their federal counterparts because they are not limited to government reimbursed items and include items or services reimbursed by any payor.

        The federal government has significantly increased investigations of and enforcement activity involving medical device manufacturers with regard to alleged kickbacks and other forms of remuneration to physicians who use and prescribe their products. Such investigations often arise based on allegations of violations of the federal Anti-Kickback Statute and sometimes allege violations of the civil False Claims Act, in connection with off-label marketing of products to physicians and others.

        We, like other companies in the orthopedic industry, are involved in ongoing governmental investigations, the results of which may adversely impact our business and results of operations. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each false claim.

        The fraud and abuse laws and regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to investigations and claims that the law has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming. Any failure to make required changes could result in our losing business or our existing business practices being challenged as unlawful.

Our activities are subject to Federal Privacy and Transaction Law and Regulations, which could have an impact on our operations.

        HIPAA impacts the transmission, maintenance, use and disclosure of certain individually identifiable health information (referred to as "protected health information" or "PHI"). Since HIPAA was enacted in 1996, numerous implementing regulations have been issued, including, but not limited to: (1) standards for the privacy of individually identifiable health information (the "Privacy Rule"), (2) security standards (the "Security Rule"), (3) standards for electronic transactions (the "Transactions Rule"), and (4) standard unique national provider identifier ("NPI Rule"). We refer to these rules as the Administrative Simplification Rules. CMS has also issued regulations governing the enforcement of the Administrative Simplification Rules. Sanctions for violation of HIPAA and /or the Administrative Simplification Rules include criminal and civil penalties.

        HIPAA applies to "covered entities," which includes certain health care providers who conduct certain transactions electronically. As such, HIPAA and the Administrative Simplification Rules apply to certain aspects of our business. The effective date for all of the Administrative Simplification Rules outlined above has passed, and, as such, all of the Administrative Simplification Rules are in effect. To the extent applicable to our operations, we believe we are currently in compliance with HIPAA and the applicable Administrative Simplification Rules. Any failure to comply with applicable requirements could adversely affect our profitability.

        On February 17, 2009, President Obama signed into law the Health Information Technology for Economic and Clinical Health Act ("HITECH Act") as part of the American Recovery and Reinvestment Act. This economic stimulus package includes many health care policy provisions, including strengthened federal privacy and security provisions to protect personally-identifiable health information, such as notification requirements for health data security breaches. Many of the details of the new requirements are being implemented through regulations, including an interim final rule on the HITECH health information security enforcement provisions published October 30, 2009. We are reviewing these new requirements to assess the potential impact on our operations. Any failure to comply with applicable requirements could adversely affect our profitability.

Managed care and buying groups have put downward pressure on the prices of our products.

        The growth of managed care and the advent of buying groups in the United States have caused a shift toward coverage and payments based on more cost-effective treatment alternatives. Buying groups enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of these buying groups. Our failure to obtain new preferred supplier commitments from major group purchasing organizations or our failure to retain our existing preferred supplier commitments could adversely affect our sales and profitability. In international markets where we sell our products, we have historically experienced downward pressure on product pricing and other effects of healthcare cost control efforts that are similar to that which we have experienced in the United States. We expect a continued emphasis on healthcare cost controls and managed care in the United States and in these international markets, which could put further downward pressure on product pricing, which, in turn may adversely affect our sales and profitability.

Our marketed, approved, or cleared products are subject to the recall authority of U.S. and foreign regulatory bodies. Product recalls could harm our reputation and business.

        We are subject to ongoing medical device reporting regulations that require us to report to the FDA and similar governmental authorities in other countries if we receive a report or otherwise learn that any of our products may have caused, or contributed to death or serious injury, or that any of our products has malfunctioned in a way that would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require us to recall our products in the event of actual or potential material deficiencies or defects in design manufacturing, or labeling, and we have been subject to product recalls in the past. In addition, in light of an actual or potential material deficiency or defect in design, manufacturing, or labeling, we may voluntarily elect to recall our products. A government mandated recall or a voluntary recall initiated by us could occur as a result of actual or potential component failures, manufacturing errors, or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with our customers and with the healthcare professionals that use, prescribe and recommend our products. We could have product recalls that result in significant costs to us in the future, and such recalls could have a material adverse effect on our business.

Product liability claims may harm our business, particularly if the number of claims increases significantly or our product liability insurance proves inadequate.

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

        We maintain product liability insurance that is subject to annual renewal. Our current policy covers claims made between July 1, 2009 and June 30, 2010 and provides for coverage (together with excess policies) of up to a limit of $80 million, provided that the top layer of $25 million excess over $55 million covers only claims reported after February 25, 2010 and the next layer down of $10 million excess over $45 million covers only claims reported after February 18, 2010. This coverage is subject to a self-insured retention of $500,000 for pain pumps and the IceMan cold therapy product, a self-insured retention of $250,000 on all other invasive products and a self-insured retention of $50,000 on all of the non-invasive products, with an aggregate self-insured retention of $1.0 million for all product liability claims. In addition, the top layer of $25 million excess over $55 million has a separate self-insured retention of $50,000 per claim. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially. In addition, in certain instances, a product liability claim could also result in our having to recall some of our products, which could result in significant costs to us. As of December 31, 2009, we have accrued approximately $2.0 million for expenses related to product liability claims based upon previous claim experience in part due to the fact that in 2003 we exceeded the coverage limits in effect at that time for certain historical product liability claims involving one of our discontinued surgical implant products and such products are excluded from coverage under our current policies.

As a result of the DJO Merger, our concentration of manufacturing operations in Mexico increases our business and competitive risks.

        Our most significant manufacturing facility is our facility in Tijuana, Mexico, and we also have a relatively small manufacturing operation in Tunisia. Our current and future foreign operations are subject to risks of political and economic instability inherent in activities conducted in foreign countries. Because there are no readily accessible alternatives to these facilities, any event that disrupts manufacturing at or distribution or transportation from these facilities would materially adversely affect our operations. In addition, as a result of this concentration of manufacturing activities, our sales in foreign markets may be at a competitive disadvantage to products manufactured locally due to freight costs, custom and import duties and favorable tax rates for local businesses.

If we lose one of our key suppliers or one of our contract manufacturers stops making the raw materials and components used in our products, we may be unable to meet customer orders for our products in a timely manner or within our budget.

        We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide to cease supplying us with raw materials and components for reasons beyond our control. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of those materials or components. In addition, in the case of a device which is the subject of a pre-market approval, we may be required to obtain prior FDA permission (which may or may not be given), which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers or our agreements with our suppliers are terminated, and we cannot obtain these materials from other sources, we may be unable to manufacture our products to meet customer orders in a timely manner or within our manufacturing budget. In that event, our business and results of operations could be adversely affected.

        In addition, we rely on third parties to manufacture some of our products. For example, Medireha GmbH ("Medireha"), which is 50% owned by us, has been a supplier for a significant portion of our CPM devices. CPM devices represented approximately 3% of our net sales for the year ended December 31, 2009. If we encounter a cessation, interruption or delay in the supply of the products purchased from Medireha, we may be unable to obtain such products through other sources on acceptable terms, within a reasonable amount of time or at all. We also use a single source for many of the devices Cefar and Compex distribute. In addition, if our agreements with the manufacturing companies were terminated, we may not be able to find suitable replacements within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled deliveries of our products to our customers and may cause our customers to cancel orders. In that event, our reputation and results of operations may be adversely affected.

        Some of our important suppliers are in China and other parts of Asia and provide predominately finished soft goods products. In fiscal year 2009, we obtained approximately 20.2% of our total purchased materials from suppliers in China and other parts of Asia. Political and economic instability and changes in government regulations in these areas could affect our ability to continue to receive materials from suppliers there. The loss of suppliers in China and other parts of Asia, any other interruption or delay in the supply of required materials or our inability to obtain these materials at acceptable prices and within a reasonable amount of time could impair our ability to meet scheduled product deliveries to our customers and could hurt our reputation and cause customers to cancel orders.

        In addition, we purchase the microprocessor used in the non-union fracture bone growth stimulator devices ("OL1000") and spine bone growth stimulator devices ("SpinaLogic") from a single manufacturer. Although there are feasible alternate microprocessors that might be used immediately, all are produced by a single supplier. In addition, there are single suppliers for other components used in the OL1000 and SpinaLogic devices and only two suppliers for the magnetic field sensor employed in them. Establishment of additional or replacement suppliers for these components cannot be accomplished quickly.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and may not be able to operate our business profitably.

        We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.

        We use non-patented, proprietary know-how, trade secrets, processes and other proprietary information and currently employ various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of such information in order for us to have the right to market a product. The FDA may also disclose such information on its own initiative if it should decide that such information is not confidential business or trade secret information. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by our competitors.

        In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection, and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable. In addition, certain of our subsidiaries have not always taken commercially reasonable measures to protect their ownership of some of their patents. While such measures are currently employed and have been employed by us in the past, disputes may arise as to the ownership, or co-ownership, of certain of our patents. We do not consider patent protection to be a significant competitive advantage in the marketplace for electrotherapy devices. However, patent protection may be of significance with respect to our orthopedic technology.

        Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued or pending patents. We could also incur substantial costs in any such proceedings. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may also be unable to protect our rights in trade secrets, trademarks and unpatented proprietary technology in these countries.

        In addition, we hold patent, trademark and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the design and manufacture of some of our products. The loss of such licenses could prevent us from manufacturing, marketing and selling these products, which in turn could harm our business.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

        Litigation involving patents and other intellectual property rights is common in our industry, and companies in our industry have used intellectual property litigation in an attempt to gain a competitive advantage. We may become a party to lawsuits involving patents or other intellectual property. Such litigation is costly and time consuming. If we lose any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties (which may not be available under terms acceptable to us, or at all), require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse effect on our results of operations and financial condition.

        We have brought, and may in the future also bring, actions against third parties for infringement of our intellectual property rights. We may not succeed in such actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or enforce our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

Our business strategy relies on certain assumptions concerning demographic and other trends that impact the market for our products. If these assumptions prove to be incorrect, demand for our products may be lower than we currently expect.

        Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population and an increase in participation in exercise and sports and more active lifestyles. In addition, our business strategy relies on an increasing awareness and clinical acceptance of non-invasive, non-systemic treatment and rehabilitation products, such as electrotherapy. We believe that these trends will increase the need for our orthopedic, physical therapy, regenerative and surgical implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by healthcare professionals and patients prove to be incorrect or do not materialize. If our assumptions regarding these factors prove to be incorrect, we may not be able to successfully implement our business strategy, which could adversely affect our results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

We may expand into new markets through the development of new products and our expansion may not be successful.

        We may attempt to expand into new markets through the development of new product applications based on our existing specialized technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets may be costly and may not result in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition in new markets. Such expansion efforts into new markets could be unsuccessful.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

        Many healthcare industry companies, including medical device, orthopedic and physical therapy products companies, are consolidating to create larger companies. As the healthcare industry consolidates, competition to provide products and services to industry participants may become more intense. In addition, many of our customers are also consolidating, and our customers and other industry participants may try to use their purchasing power to negotiate price concessions or reductions for the products that we manufacture and market. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues could decrease, and our business, financial condition and results of operations could be adversely affected.

We could incur significant costs complying with environmental and health and safety requirements, or as a result of liability for contamination or other harm caused by hazardous materials that we use.

        Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state, local and foreign environmental requirements, including regulations governing the use, manufacture, handling, storage and disposal of hazardous materials, discharge to air and water, the clean up of contamination and occupational health and safety matters. We cannot eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury. Under some environmental laws and regulations, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third party waste disposal sites where we have sent wastes. These could include costs relating to contamination that did not result from any violation of law, and in some circumstances, contamination that we did not cause. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Our reported results may be adversely affected by increases in reserves for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable and inventory.

        Our net sales and profitability are affected by changes in reserves to account for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable and inventory. Any increase in our reserves for contractual allowances, rebates, product returns, rental credits, uncollectible accounts receivable or inventory could adversely affect our reported financial results by reducing our net revenues and/or profitability for the reporting period.

        We have established reserves to account for contractual allowances, rebates, product returns and reserves for rental credits. Significant management judgment must be used and estimates must be made in connection with establishing the reserves for contractual allowances, rebates, product returns, rental credits and other allowances in any accounting period.

        We maintain provisions for estimated contractual allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience for non-contracted payors. We provide for these reserves by reducing our gross revenue. We estimate the amount of the reduction based on historical experience and invoices generated in the period, and we consider the impact of new contract terms or modifications of existing arrangements with our customers. We have contracts with certain third party payors for our third party reimbursement billings, which call for specified reductions in reimbursement of billed amounts based upon contractual reimbursement rates.

        Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and the portion of third party reimbursement billings that ultimately become the financial responsibility of the end user patients. Our third party reimbursement customers including insurance companies, managed care companies and certain governmental payors, such as Medicare, include all of our OfficeCare customers and certain other customers of our Domestic Rehabilitation Segment. We estimate bad debt expense based upon historical experience and current relationships with our customers and providers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third-party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required.

        Our reserve for rebates accounts for incentives that we offer to certain of our distributors. These rebates generally are attributable to sales volume, sales growth and to reimburse the distributor for certain discounts. We record estimated reductions to revenue for customer rebate programs based upon historical experience and estimated revenue levels.

        The reserve for product returns accounts for estimated customer returns of our products after purchase. These returns are mainly attributable to a third party payor's refusal to provide a patient release or reimbursement for the product or the inability of the product to adequately address the patient's condition. If we increase the percentage of our sales made pursuant to agreements providing for reimbursement below invoice price or if customers return products at a higher than estimated rate, we may be required to increase our sales allowance and product return reserves beyond their current levels.

        Our reserve for rental credits recognizes a timing difference between billing of a purchase and processing of a rental credit associated with some of our electrotherapy and traction devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. Our rental credit reserve accounts for unprocessed rental credits based on the number of devices converted to purchase. If the frequency of rental to purchase conversion increases, we may be required to increase our rental credit reserve beyond its current level.

        The nature of our business requires us to maintain sufficient inventory on hand at all times to meet the requirements of our customers. We provide reserves for estimated excess or obsolete inventories equal to the difference between the cost of inventories on hand plus future purchase commitments and the estimated market value based upon assumptions about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and our level of sales of the new products.

        All of our segments consign a portion of their inventory to allow their products to be immediately dispensed to patients. This requires a large amount of inventory to be on hand for the products we sell on consignment. It also increases the sensitivity of these products to obsolescence reserve estimates. As this inventory is not in our possession, we maintain additional reserves for these products based on the results of periodic inventory counts and historical trends.

Certain administrative functions relating to the OfficeCare sales channel have been outsourced to a third party contractor and this arrangement may not prove successful.

        The OfficeCare sales channel maintains a range of products (mostly soft goods) on hand at over 1,350 healthcare facilities, primarily orthopedic practices, for immediate distribution to patients. In the OfficeCare sales channel, patients or their third party payors are billed after the product is provided to the patient. The revenue cycle of this program is outsourced, from billing to collections, to an independent third party contractor. The outsource contractor that we have used has undergone significant changes in its business operations in the last two years, including relocating some administrative functions overseas, in order to improve performance from order entry to collections. The contractor may also upgrade the software system used in these revenue cycle processes. The inability of this provider to successfully upgrade its processes or demonstrate acceptable billing and collection results could have an adverse effect on our operations and financial results in the OfficeCare sales channel.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

        A significant portion of our rehabilitation products are manufactured in a facility in Tijuana, Mexico, with a number of products for the European market manufactured in a Tunisian facility. In Vista, California we manufacture our custom rigid bracing products, which remain in the United States to facilitate quick turnaround on custom orders, vascular products, and our regeneration product line. Our clinical electrotherapy devices, patient care products, physical therapy and chiropractic treatment tables and certain CPM devices are manufactured in our facilities located in Chattanooga, Tennessee, and the production of these products with the exception of physical therapy treatment tables, is being moved to our facility in Tijuana, Mexico, in connection with our closure of the Chattanooga facility, which is expected to be completed in the first half of 2010. Our home electrotherapy devices sold in the United States as well as some components and related accessories are manufactured at our facility in Clear Lake, South Dakota. In our Surgical Implant Segment, we manufacture our products in our manufacturing facility at Austin, Texas. These facilities and the manufacturing equipment we use to produce our products would be difficult to repair or replace. Our facilities may be affected by natural or man-made disasters. If one of our facilities were affected by a disaster, we would be forced to rely on third party manufacturers or shift production to another manufacturing facility. In such an event, we would face significant delays in manufacturing which would prevent us from being able to sell our products. In addition, our insurance may not be sufficient to cover all of the potential losses and may not continue to be available to us on acceptable terms, or at all.

We may pursue, but may not be able to identify, finance or successfully complete, other strategic acquisitions.

        Our growth strategy may include the pursuit of acquisitions, both domestically and internationally. However, we may not be able to identify acceptable opportunities or complete acquisitions of targets in a timely manner or on acceptable terms. In addition, acquisitions involve a number of risks, including those set forth under the risk factor captioned "We may not be able to successfully integrate businesses that we have recently acquired, or businesses we may acquire in the future, and we may not be able to realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions." To the extent we are unable to consummate acquisitions, we will experience slower than expected growth.

        In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or operate profitably any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition that could have an adverse effect on our results of operations in the period in which the expense is recognized. If we complete acquisitions, or obtain financing for them, on unfavorable terms, or if we fail to properly integrate an acquired business, our financial condition and results of operations would be adversely affected.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase sales of our products or generate revenue growth.

        The growth that we have experienced, and in the future may experience, including due to acquisitions, may provide challenges to our organization, requiring us to expand our personnel, manufacturing and distribution operations. Future growth may strain our infrastructure, operations, product development and other managerial and operating resources. If our business resources become strained, we may be unable to increase sales of our products or generate revenue growth.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

        Our future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, our future success will depend on our ability to continue to attract and retain other highly qualified personnel. Our executive officers have substantial experience and expertise in our industry. Our future success depends, to a significant extent, on the abilities and efforts of our executive officers and other members of our management team. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse effect on our business.

Affiliates of Blackstone own substantially all of the equity interest in us and may have conflicts of interest with us or investors in the future.

        Investment funds affiliated with Blackstone collectively beneficially own 98.82% of our capital stock, and Blackstone designees hold a majority of the seats on our board of directors. As a result, affiliates of Blackstone have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether holders of the senior notes and senior subordinated notes believe that any such transactions are in their own best interests. For example, affiliates of Blackstone could collectively cause us to make acquisitions that increase the amount of indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with Blackstone continue to directly or indirectly own a significant amount of the outstanding shares of our common stock, affiliates of Blackstone will continue to be able to strongly influence or effectively control our decisions. In addition, Blackstone has no obligation to provide us with any additional debt or equity financing.

        Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

If we do not achieve and maintain effective internal controls over financial reporting, we could fail to accurately report our financial results.

        During the course of the preparation of our financial statements, we evaluate our internal controls to identify and correct deficiencies in our internal controls over financial reporting. In the event we are unable to identify and correct deficiencies in our internal controls in a timely manner, we may not record, process, summarize and report financial information accurately and within the time periods required for our financial reporting under the terms of the agreements governing our indebtedness.

        We have completed a significant number of acquisitions in the past several years, and may continue to pursue growth through strategic acquisitions. Among the risks associated with acquisitions are the risks of control deficiencies that result from the integration of the acquired business. In connection with the integration of our recent acquisitions and our continuous assessment of internal controls, including with respect to acquired foreign operations, we have identified certain internal control deficiencies that we have remedied or for which we have undertaken steps to remediate.

        It is possible that control deficiencies could be identified by our management or independent registered public accounting firm in the future or may occur without being identified. Such a failure could negatively impact the market price and liquidity of the senior notes and senior subordinated notes, cause security holders to lose confidence in our reported financial condition, lead to a default under our Senior Secured Credit Facility and otherwise materially adversely affect our business and financial condition.

We may not be successful in the design and implementation of a Company-wide ERP system.

        In 2008 we launched a major software design and installation project to replace six legacy accounting and finance systems and numerous other software systems with a single-entry ERP system that will be used by all locations and functions of our Company. This project is scheduled to be completed in three years and will require the dedication of significant financial and human resources. While we have designed the system and completed our first installation in our Surgical operation in Austin, Texas, our ability to complete this project in all of our operations successfully is subject to a variety of risks and uncertainties, among which are the following:

  •
  we may have underestimated the time it will take to complete the design and installation and the project could extend on past the expected completion date;

  •
  we may have underestimated the aggregate cost of the design and installation of the ERP system, whether due to the need for additional scope to the project, a requirement for additional consulting assistance, the extension of the completion date, or other similar issues;

  •
  we may have underestimated the extent and difficulty in adapting our Company's business processes to function within and use effectively the new ERP system; and

  •
  we may discover that the functionality of the new ERP system is not adequate to process and manage the extensive and varied functions, operations and processes within our Company that we use to conduct our current and future business;

        If the ERP project were to become subject to any one of these or similar risks, the result could be a significant increase in the costs of the project, a significant delay in completion of the project, with the resultant delay in our realization of the operational and financial benefits of the new system, or even the risk that the project would ultimately fail in its basic goal of a companywide, single-entry system. Any of these outcomes could have a material, adverse impact on our business operations, operating results and financial condition.

 USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding unregistered notes, the terms of which are identical in all material respects to the exchange notes. The outstanding unregistered notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

        The following table sets forth DJOFL's capitalization as of December 31, 2009 on a historical basis and on an as-adjusted basis after giving effect to the offering. The information in the following table should be read in conjunction with "Selected Historical Consolidated and Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Historical	As adjusted
	(in millions)
Debt:
Senior Secured Credit Facility:
Revolving credit facility	$—	$—
Term loan facility(1)	1,034.4	933.7
Senior notes(2)	575.0	680.0
Senior subordinated notes	200.0	200.0
Capital lease obligations and other secured debt	0.6	0.6
Other unsecured debt	2.9	2.9
Total debt	1,812.9	1,817.2
Membership equity(3)	555.9	553.6

Total capitalization	$2,368.8	$2,370.8

(1)
Represents $1,043.7 million aggregate principal amount of term loans, net of $9.3 million of unamortized original issue discount, on a historical basis, and $942.2 million aggregate principal amount of term loans, net of $8.5 million of unamortized original issue discount, on an as adjusted basis, which reflects a write-off of $0.8 million of unamortized original discount relating to the portion of the term loans that were repaid with proceeds from the offering.

(2)
As-adjusted amount includes $100.0 million aggregate principal amount of senior unsecured notes issued in the offering, which were issued with a $5.0 million premium that will be amortized and included as a reduction to interest expense as the notes mature.

(3)
As-adjusted amount gives effect to the offering and the use of proceeds, including the write-off of the unamortized original issue discount and deferred issuance costs related to the portion of the term loan repaid and the costs of obtaining an amendment to the Senior Secured Credit Facility, all net of income tax.

 SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

        Set forth below is selected historical consolidated and combined financial data of our business, for periods prior to November 3, 2006 (the date of the Prior Transaction) for ReAble ("Predecessor") and from and after November 4, 2006 for DJOFL ("Successor"). We have derived the selected historical financial data for the fiscal year ended December 31, 2005 and the period from January 1, 2006 through November 3, 2006 from the Predecessor's historical consolidated financial statements that are not included in this prospectus. We have derived the Predecessor's selected historical financial data as of December 31, 2005 and for the year ended December 31, 2005 presented in the table below from the Predecessor's audited consolidated financial statements that are not included in this prospectus. We have derived the selected historical financial data from the period from November 4, 2006 through December 31, 2006 and as of December 31, 2006 from the Successor's historical audited consolidated financial statements that are not included in this prospectus. We have derived the selected historical financial data as of December 31, 2007, 2008 and 2009 and for the fiscal years ended December 31, 2007, 2008 and 2009 from the Successor's historical audited consolidated financial statements included elsewhere in this prospectus. The selected financial data for the Predecessor periods represents ReAble's financial data prior to the acquisition of ReAble by Blackstone on November 3, 2006 (the "Prior Transaction"), and the selected financial data for the Successor periods represents financial data of DJOFL after the consummation of the Prior Transaction. For the year ended December 31, 2006, we have combined the Predecessor period and the Successor period and presented the unaudited financial data on a combined basis for comparative purposes. This mathematical combination does not comply with generally accepted accounting principles or with the rules for unaudited pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our financial results. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting pursuant to the provision of Statement of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 805 (formerly referred to as FASB No. 141, "Business Combinations"). Accordingly, the comparability of the results of the Successor period for the full year 2007 to the combined results of the Successor and the Predecessor periods for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor periods. In addition, the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed. Furthermore, on June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business. As such, the results of the ETS business for periods prior to the date of the sale have been presented as discontinued operations.

        During the periods presented below, DJO has made various acquisitions and the results for the acquired businesses are included in our historical financial statements from the date of their respective acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions, Dispositions and Other Transactions." You should read the selected historical and consolidated and combined financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Successor				Predecessor	Combined Basis	Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	November 4, 2006 through December 31, 2006	January 1, 2006 through November 3, 2006	(unaudited) Year Ended December 31, 2006	Year Ended December 31, 2005
	($ in thousands)
Statement of Operations Data:
Net sales(1)	$946,126	$948,469	$464,811	$55,104	$287,124	$342,228	$274,909
Gross profit	607,407	598,292	279,613	30,569	173,384	203,953	174,659
Income (loss) from continuing operations	(49,391)	(97,683)	(83,455)	(41,663)	(46,953)	(88,616)	8,217
Net income (loss) attributable to DJO Finance LLC	(50,433)	(97,786)	(82,422)	(41,634)	(46,776)	(88,410)	12,330
Other Financial Data:
Depreciation and amortization(2)	112,148	122,447	48,141	6,402	14,772	21,174	13,719
Ratio of earnings to fixed charges (unaudited)(3)	—	—	—	—	—	—	1.45x
Balance Sheet Data (at period end):
Cash and cash equivalents	$44,611	$30,483	$63,471	$30,903	NA	NA	$17,200
Total assets	2,850,179	2,940,130	3,086,272	1,060,636	NA	NA	552,037
Long-term debt, net of current portion	1,796,944	1,832,044	1,818,598	548,037	NA	NA	307,794
DJO Finance LLC membership equity	555,860	598,366	704,988	335,208	NA	NA	167,107

(1)
The data reported for each period includes net sales from businesses acquired in such period from the effective date of the acquisition. See Note 2 to our audited consolidated financial statements for additional information related to these acquisitions.

(2)
The 2009 and 2008 data includes intangible asset impairment charges of approximately $7.0 million and $22.4 million, respectively.

(3)
For purposes of calculating the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before provision (benefit) for income taxes plus fixed charges and (b) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the estimated portion of rent expense deemed by management to represent the interest component of rent expense. For the successor years ended December 31, 2009, 2008 and 2007 and the period November 4, through December 31, 2006, and the predecessor period January 1, 2006 through November 3, 2006, our earnings were insufficient to cover fixed charges by $71.8 million, $148.4 million, $127.5 million, $50.6 million, and $59.3 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        This management's discussion and analysis of financial condition and results of operations is intended to provide an understanding of our results of operations, financial condition and where appropriate, factors that may affect future performance.

        You should read the following discussion of our results of operations and financial condition with "Selected Historical Consolidated and Combined Financial Data" and our audited historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following management's discussion and analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that represent our expectations or beliefs concerning future events, including, but not limited to, statements regarding growth in sales of our products, profit margins and the sufficiency of our cash flow for future liquidity and capital resource needs. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Some of these factors are described under the heading "Risk Factors" above. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

Overview

        We are a global provider of high-quality orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are one of the largest non-surgical orthopedic rehabilitation device companies in the world, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        On June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business to Patterson Medical Supply, Inc. for approximately $21.8 million. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations.

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. In the first quarter of 2009, we changed how we report financial information to our senior management. Prior to 2009, we included the international components of the Surgical Implant, Chattanooga, and Empi businesses in either the Surgical Implant or Domestic Rehabilitation segments, as their operations were managed domestically. During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. As a result, the segment financial data for the year ended December 31, 2009 reflects this new segmentation and the data for the years ended

December 31, 2008 and 2007 has been restated to reflect this change. We currently develop, manufacture and distribute our products through the following three operating segments:

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment, which generates its revenues in the United States, is divided into five main businesses:

  •
  Bracing and Supports.  Our Bracing and Supports business unit offers our DonJoy, ProCare and Aircast products, including rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This business unit also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers our Compex electrostimulation device to consumers, which range from people interested in improving their fitness to competitive athletes, to assist in athletic training programs through muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Domestic Surgical Implant Segment

        Our Domestic Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market in the United States.

        Our three operating segments enable us to reach a diverse customer base through multiple distribution channels and give us the opportunity to provide a wide range of orthopedic devices and related products to orthopedic specialists operating in a variety of patient treatment settings. These three segments constitute our three reportable segments. See Note 12 to our audited consolidated financial statements for further information regarding our segments.

        Set forth below is net revenue, gross profit and operating income information for our reporting segments for the years ended December 31. This information excludes the impact of certain expenses not allocated to segments, primarily general corporate expenses and non-recurring charges related to our integration activities. All prior periods presented have been reclassified to reflect our current reportable segments.

	2009	2008	2007
	($ in thousands)
Domestic Rehabilitation:
Net revenues	$640,785	$634,559	$273,562
Gross profit	$425,475	$403,740	$167,092
Gross profit margin	66.4%	63.6%	61.1%
Operating income	$177,962	$138,556	$11,772
Operating income as a percent of net segment revenues	27.8%	21.8%	4.3%
International:
Net revenues	$241,464	$252,313	$133,757
Gross profit	$137,142	$151,901	$70,225
Gross profit margin	56.8%	60.2%	52.5%
Operating income	$49,051	$55,295	$9,422
Operating income as a percent of net segment revenues	20.3%	21.9%	7.0%
Domestic Surgical Implant:
Net revenues	$63,877	$61,597	$57,492
Gross profit	$49,799	$50,469	$46,172
Gross profit margin	78.0%	81.9%	80.3%
Operating income	$12,955	$12,815	$11,656
Operating income as a percent of net segment revenues	20.3%	20.8%	20.3%

Recent Acquisitions, Dispositions and Other Transactions

Acquisition of Chattanooga Group Inc. (Canada)

        On August 4, 2009, we acquired Chattanooga Group Inc., a Canadian distributor of certain of our products ("Chattanooga Canada"), for $7.2 million, including a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months following the closing of the acquisition and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims plus interest is due in January 2011, and the outstanding balance plus accrued and unpaid interest is due approximately three years after closing of the acquisition, upon expiration of a statutory period under relevant tax law. The promissory note accrues interest at an annual rate of 6%, with the principal and interest due in August 2010 (see Note 2 to our audited consolidated financial statements).

Acquisition of Empi Canada Inc.

        On August 4, 2009, we acquired Empi Canada Inc., a Canadian distributor of certain of our products ("Empi Canada"), for $7.4 million, including a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months following the closing of the acquisition and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims plus interest is due in January 2011, and the outstanding balance plus accrued and unpaid interest is due approximately three years after closing of the acquisition, upon expiration of a statutory period under relevant tax law. The promissory note accrues interest at an annual rate of 6%, with the principal and interest due in August 2010 (see Note 2 to our audited consolidated financial statements).

Sale of Empi Therapy Solutions

        On June 12, 2009, we sold our ETS catalog business to Patterson Medical Supply, Inc. for approximately $21.8 million. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations (see Note 3 to our audited consolidated financial statements).

Acquisition of DonJoy Orthopaedics Pty. Ltd.

        On February 3, 2009, we acquired DonJoy Orthopaedics Pty., Ltd., an Australian distributor of certain of our products ("DJO Australia"), for total cash consideration of $3.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price is $0.8 million, representing the acquisition date fair value of the additional amount expected to be paid to the selling shareholder of DJO Australia if certain revenue targets were met by December 31, 2009. Such revenue targets were met, and the additional amount of $0.8 million, which was included in accrued liabilities in the consolidated balance sheet at December 31, 2009, was paid in the first quarter of fiscal year 2010.

Sale of Other Product Lines

        During the fourth quarter of 2009 we sold all rights, title and interest to our spinal implant business and related property for $2.9 million. In addition, also during the fourth quarter of 2009, we sold our line of chiropractic tables known as the Ergostyle line, and the TE-CH3 product (together referred to as "product line") and other assets used in or otherwise related to the manufacture, sale and marketing of the product line for approximately $0.8 million.

DJO Merger

        On July 15, 2007, we entered into the Agreement and Plan of Merger with DJO Opco providing for a merger transaction pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion (at $50.25 a share) paid to former equity holders of DJO Opco, $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by Blackstone, borrowings under the Senior Secured Credit Facility, and proceeds from the existing notes issued by DJOFL and Finco (see Note 2 to our audited consolidated financial statements for further information).

Acquisition of IOMED, Inc.

        On August 9, 2007, we acquired IOMED Inc. ("IOMED"), which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price was $23.3 million and consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The acquisition was primarily financed with borrowings under our then existing senior secured credit facility (see Note 2 to our audited consolidated financial statements for further information). The IOMED business has been completely integrated with our Empi and Chattanooga business units.

Acquisition of The Saunders Group

        On July 2, 2007, we completed the purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs. Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders. The acquisition was financed with funds borrowed under our then existing senior secured credit facility (see Note 2 to our audited consolidated financial statements). The Saunders business has been completely integrated with our Empi and Chattanooga business units.

Results of Operations

        The following table sets forth our statements of operations as a percentage of sales for the periods indicated:

	Year Ended December 31,
	2009		2008		2007
	($ in thousands)
Net sales	$946,126	100.0%	$948,469	100.0%	$464,811	100.0%
Cost of sales	338,719	35.8	350,177	36.9	185,198	39.8

Gross profit	607,407	64.2	598,292	63.1	279,613	60.2
Operating expenses:
Selling, general and administrative	420,758	44.5	439,059	46.3	266,907	57.4
Research and development	23,540	2.5	26,938	2.8	21,047	4.5
Amortization and impairment of acquired intangibles	84,252	8.9	98,954	10.4	33,496	7.2

Operating income (loss)	78,857	8.3	33,341	3.5	(41,837)	(9.0)
Other income (expense):
Interest income	1,033	0.1	1,662	0.2	1,132	0.2
Interest expense	(157,032)	(16.6)	(173,162)	(18.3)	(72,409)	(15.6)
Other (expense) income, net	6,073	0.6	(9,205)	(1.0)	742	0.2
Loss on early extinguishment of debt	—	0.0	—	0.0	(14,539)	(3.1)

Loss from continuing operations before income taxes	(71,069)	(7.5)	(147,364)	(15.5)	(126,911)	(27.3)
Benefit for income taxes	(21,678)	(2.3)	(49,681)	(5.2)	(43,456)	(9.4)
Income (loss) from discontinued operations, net	(319)	0.0	946	0.1	1,448	0.3

Net loss	(49,710)	(5.3)	(96,737)	(10.2)	(82,007)	(17.6)
Less: Income attributable to noncontrolling interest	723	0.1	1,049	0.1	415	0.1

Net loss attributable to DJO Finance LLC	$(50,433)	(5.3)%	$(97,786)	(10.3)%	$(82,422)	(17.7)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Net Sales.    Our net sales for the year ended December 31, 2009 were $946.1 million, compared to net sales of $948.5 million for the year ended December 31, 2008. Net sales for the year ended December 31, 2009 were negatively impacted by $13.9 million of unfavorable changes in foreign exchange rates compared to the rates in effect for the year ended December 31, 2008. On the basis of constant currency rates, net sales increased 1.2% for the year ended December 31, 2009 compared to the year ended December 31, 2008.

        For the year ended December 31, 2009, we generated 25.5% of our net sales from customers outside the United States as compared to 26.6% for the year ended December 31, 2008. Additionally, sales of new products, which include products that have been on the market less than one year, were $12.3 million for the year ended December 31, 2009, compared to new product sales of $27.2 million for the year ended December 31, 2008.

        The following table sets forth the mix of our net sales for the years ended December 31, 2009 and 2008:

	Years Ended
	December 31, 2009	% of Net Revenues	December 31, 2008	% of Net Revenues	Increase (Decrease)	% Increase (Decrease)
	($ in thousands)
Domestic Rehabilitation Segment	$640,785	67.7%	$634,559	66.9%	$6,226	1.0%
International Segment	241,464	25.5	252,313	26.6	(10,849)	(4.3)
Domestic Surgical Implant Segment	63,877	6.8	61,597	6.5	2,280	3.7

Consolidated net sales	$946,126	100.0%	$948,469	100.0%	$(2,343)	(0.2)%

        Net sales in our Domestic Rehabilitation Segment were $640.8 million for the year ended December 31, 2009, reflecting an increase of 1.0% over net sales of $634.6 million for the year ended December 31, 2008. The increase was driven primarily by growth across the majority of our product lines, offset primarily by declines in revenues in our Chattanooga business due to the economic downturn and constraints in the credit markets which compelled customers to reduce purchases of capital equipment items supplied by our Chattanooga business unit, and a slowdown in certain customer purchasing during the first quarter due to the overall global economic decline.

        Net sales in our International Segment for the year ended December 31, 2009 were $241.5 million, reflecting a decrease of 4.3% from net sales of $252.3 million for the year ended December 31, 2008. The decrease was driven primarily by $13.9 million of unfavorable changes in foreign exchange rates compared to rates in effect for the year ended December 31, 2008 and reduced sales of consumer products and clinical physical therapy equipment, partially offset by revenues from distributors acquired in 2009 in Australia and Canada. On the basis of constant currency rates, sales in our International Segment increased 1.2% for the year ended December 31, 2009 compared to the year ended December 31, 2008.

        Net sales in our Domestic Surgical Implant Segment increased to $63.9 million from $61.6 million for the year ended December 31, 2009, representing a 3.7% increase over the prior year. The increase was driven primarily by an increase in sales of our shoulder products.

        Gross Profit.    Consolidated gross profit as a percentage of net sales increased to 64.2% for the year ended December 31, 2009 from 63.1% for the year ended December 31, 2008. The increase in our gross profit margin is primarily attributable to cost improvement initiatives implemented in 2008 and 2009 and the benefits of a more favorable mix of products sold, partially offset by unfavorable changes in foreign exchange rates of approximately $10.5 million. Additionally, the increase in consolidated gross profit was partially driven by a reduction of $4.7 million in amortization of purchased inventory fair value adjustments related to acquisitions.

        Gross profit in our Domestic Rehabilitation Segment as a percentage of net sales increased to 66.4% for the year ended December 31, 2009 from 63.6% for the year ended December 31, 2008. The increase in our gross margin was primarily attributable to cost improvement initiatives implemented in 2008 and 2009 and the benefits of a more favorable mix of products sold, and a reduction of $4.7 million in amortization of purchased inventory fair value adjustments related to acquisitions.

        Gross profit in our International Segment as a percentage of net sales decreased to 56.8% for the year ended December 31, 2009 from 60.2% for the year ended December 31, 2008. The decrease was primarily driven by unfavorable changes in foreign exchange rates of approximately $10.5 million and the impact of a less favorable mix of products sold.

        Gross profit in our Domestic Surgical Implant Segment as a percentage of net sales decreased to 78.0% for the year ended December 31, 2009 from 81.9% for the year ended December 31, 2008. The decrease was primarily driven by lower margin mix of products sold and higher inventory obsolescence costs.

        Selling, General and Administrative.    Our selling, general and administrative expenses decreased to $420.8 million for the year ended December 31, 2009 from $439.1 million for the year ended December 31, 2008 primarily due to overall cost savings initiatives, lower non-recurring costs as a result of our integration activities, decreases in overall wage expenses related to headcount reductions and facilities consolidations and reduced commissions expense. Additionally, 2009 was favorably impacted by the reversal of a $6.0 million accrual made in 2008 as part of purchase accounting related to the DJO Merger for alleged over payment to Medicare claims due to the favorable settlement of the dispute. These expense decreases were partially offset by $12.8 million of increased costs related to the implementation of our new global ERP system. The following table sets forth certain non-recurring costs associated with our integration and ERP implementation:

	Years Ended
($ in thousands)	December 31, 2009	December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Employee severance and relocation expenses	$8,619	$11,237	$(2,618)	(23.3)%
Integration expenses	26,827	27,750	(923)	(3.3)
Reversal of reimbursement claims	(6,000)	—	(6,000)	NM
ERP implementation	18,074	5,247	12,827	NM

	$47,520	$44,234	$3,286	7.4%

        Employee severance and relocation expenses for the year ended December 31, 2009 included $5.4 million of severance and retention in connection with our Chattanooga integration, $1.8 million of severance in connection with our recent company-wide headcount reduction, $1.1 million related to the DJO Merger, and $0.4 million related to restructuring at our international locations. Employee severance and relocation expenses for the year ended December 31, 2008 consisted of $5.7 million of severance related to the DJO Merger, $2.7 million of severance in connection with other acquisitions and $2.8 million of payments and other expenses in connection with the termination of a former executive officer. Integration expenses for the year ended December 31, 2009 included $20.3 million of integration costs incurred in connection with the DJO Merger, and $6.4 million related to the restructuring at our international locations. Integration expenses for the year ended December 31, 2008 included $23.1 million and $4.3 million of integration costs accrued in connection with the DJO Merger and other recent acquisitions, respectively.

        Research and Development.    Our research and development expense decreased to $23.5 million for the year ended December 31, 2009 from $26.9 million for the year ended December 31, 2008, primarily reflecting cost savings initiatives, and lower wages from reduced headcount. As a percentage of net sales, research and development expense decreased to 2.5% compared to 2.8% in the year ended December 31, 2008.

        Amortization and Impairment of Acquired Intangibles.    Amortization and impairment of acquired intangible assets decreased to $84.3 million for the year ended December 31, 2009 from $99.0 million for the year ended December 31, 2008. Included within the year ended December 31, 2009 are charges of approximately $7.0 million related to two indefinite lived intangible assets which were determined to be impaired. In the year ended December 31, 2008, there were charges of approximately $10.1 million related to an indefinite lived intangible asset which was deemed to be impaired and approximately $12.3 million resulting from the abandonment of a trade name. We test intangible assets with indefinite lives annually in accordance with ASC Topic 350 (formerly SFAS No. 142, "Goodwill and Other Intangible Assets"). This test compares the fair value of the intangible with its carrying amount. To determine the fair value, we applied the relief from royalty method ("RFR"). Under the RFR method, the value of the trade name is determined by calculating the present value of the after-tax cost savings associated with owning the asset and therefore not being required to pay royalties for its use during the asset's indefinite life. Significant judgments inherent in this analysis include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows and the identification of appropriate terminal growth rate assumptions. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar brands and trademarks are being licensed in the marketplace.

        Amortization of acquired intangibles includes amortization expense related to intangible assets recognized in the Prior Transaction and acquired in connection with our acquisitions. The intangible assets are being amortized over the estimated lives ranging from two to twenty years. Our amortization of acquired intangibles increased slightly to $77.3 million for the year ended December 31, 2009 compared to $76.5 million for the year ended December 31, 2008. At December 31, 2009, we expect the future amortization of intangibles to be approximately $77.2 million in 2010, $75.7 million in 2011, $74.4 million in 2012, $69.2 million in 2013, $67.4 million in 2014, and $391.6 million for the periods thereafter. Future acquisitions of businesses or intangible assets may cause these estimated future expenses to differ materially.

        Interest Expense.    Our interest expense decreased to $157.0 million for the year ended December 31, 2009 compared to interest expense of $173.2 million for the year ended December 31, 2008. The decrease is primarily related to lower debt levels and reduced interest rates on our variable rate debt. Additionally, we manage the risk of unfavorable movements in interest rates by hedging a portion of the outstanding loan balance.

        Other Income and Expense.    We generated other income of $6.1 million for the year ended December 31, 2009 compared to other expense of $9.2 million for the year ended December 31, 2008. Included in the year ended December 31, 2009 is a $3.1 million gain related to the sales of certain immaterial product lines, as well as net foreign currency translation gains. For the year ended December 31, 2008, the amount primarily reflects net foreign currency transaction losses.

        Benefit for Income Taxes.    The effective tax rate for the years ended December 31, 2009 and December 31, 2008 was 30.5% and 33.7%, respectively. For the year ended December 31, 2009, we recorded a $21.7 million income tax benefit, net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items. For the year ended December 31, 2008, we recorded a $49.7 million income tax benefit, net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Net Sales.    Our net sales for the year ended December 31, 2008 were $948.5 million, representing an increase of 104.1% from net sales of $464.8 million for the year ended December 31, 2007. The increase was primarily driven by business acquisitions, including the DJO Merger (November 2007), IOMED (August 2007) and Saunders (July 2007) and continued growth across our product lines. Revenues associated with these business acquisitions were approximately $458.9 million for the full year ended December 31, 2008 compared to $54.2 million for post-closing period of 2007. Net sales were also positively impacted for the year ended December 31, 2008 by $11.7 million due to favorable changes in foreign exchange rates compared to rates in effect for the year ended December 31, 2007. For the year ended December 31, 2008 and December 31, 2007, we generated 26.6% and 28.8%, respectively, of our net sales from customers outside the United States.

        Sales of new products, which include products that have been on the market less than one year, were $27.2 million for the year ended December 31, 2008, compared to new product sales of $34.1 million for the year ended December 31, 2007.

        The following table sets forth the mix of our net sales for the years ended December 31, 2008 and 2007:

	Years Ended
	December 31, 2008	% of Net Revenues	December 31, 2007	% of Net Revenues	Increase	% Increase
	($ in thousands)
Domestic Rehabilitation Segment	$634,559	66.9%	$273,562	58.9%	$360,997	132.0%
International Segment	252,313	26.6	133,757	28.8	118,556	88.6
Domestic Surgical Implant Segment	61,597	6.5	57,492	12.3	4,105	7.1

Consolidated net sales	$948,469	100.0%	$464,811	100.0%	$483,658	104.1%

        Net sales in our Domestic Rehabilitation Segment were $634.6 million for the year ended December 31, 2008, reflecting an increase of 132.0% over net sales of $273.6 million for the year ended December 31, 2007. The increase was driven primarily by the addition of sales from the DJO Merger and the IOMED and Saunders acquisitions as discussed above and growth in our core product lines.

        Net sales in our International Segment for the year ended December 31, 2008 were $252.3 million, reflecting an increase of 88.6% from net sales of $133.8 million for the year ended December 31, 2007. The increase was driven primarily by the addition of sales from the DJO Merger and continued growth in our core international markets. Net sales were also positively impacted by $11.7 million for the year ended December 31, 2008 due to favorable changes in foreign exchange rates compared to rates in effect for the year ended December 31, 2007.

        Net sales in our Domestic Surgical Implant Segment increased to $61.6 million from $57.5 million for the year ended December 31, 2008, representing a 7.1% increase over the prior year. The increase was driven primarily by growth in our knee, shoulder and hip implant product lines.

        Gross Profit.    Consolidated gross profit as a percentage of net sales increased to 63.1% for the year ended December 31, 2008 from 60.2% for the year ended December 31, 2007. The increase in our gross profit margin is primarily attributable to cost improvement initiatives implemented in the past year, favorable changes in the mix of products we sell as a result of our recent acquisitions of businesses with higher margin products, and favorable changes in foreign exchange rates of approximately $3.8 million. Additionally, the increase in consolidated gross profit was driven by reduced amortization of purchased inventory fair value adjustments related to acquisitions. The amortization of purchased inventory fair value adjustments included in cost of sales was $4.7 million and $14.0 million for the years ended December 31, 2008 and 2007, respectively.

        Gross profit in our Domestic Rehabilitation Segment as a percentage of net sales increased to 63.6% for the year ended December 31, 2008 from 61.1% for the year ended December 31, 2007. The increase in our gross margin was primarily attributable to cost improvement initiatives implemented in the past year and favorable changes in the mix of products we sell as a result of our recent acquisitions of businesses with higher margin products. Additionally, the increase in domestic rehabilitation gross profit was driven by reduced amortization of purchased inventory fair value adjustments related to acquisitions. The amortization of purchased inventory fair value adjustments included in cost of sales was $4.7 million and $8.6 million for the years ended December 31, 2008 and 2007, respectively.

        Gross profit in our International Segment as a percentage of net sales increased to 60.2% for the year ended December 31, 2008 from 52.5% for the year ended December 31, 2007. The increase was primarily driven by cost improvement initiatives implemented in the past year, favorable changes in the mix of products we sell as a result of our recent acquisitions of businesses with higher margin products, and favorable changes in foreign exchange rates of approximately $3.8 million. Additionally, the increase in international rehabilitation gross profit was driven by reduced amortization of purchased inventory fair value adjustments related to acquisitions. The amortization of purchased inventory fair value adjustments included in cost of sales was $2.1 million for the year ended December 31, 2007 and we had no such amortization in 2008.

        Gross profit in our Domestic Surgical Implant Segment as a percentage of net sales increased to 81.9% for the year ended December 31, 2008 from 80.3% for the year ended December 31, 2007. The increase was primarily driven by cost improvement initiatives implemented in the past year and reduced amortization of purchased inventory fair value adjustments related to acquisitions of $3.3 million. The amortization of purchased inventory fair value adjustments included in cost of sales was $3.3 million for the year ended December 31, 2007.

        Selling, General and Administrative.    Our selling, general and administrative expenses increased to $439.1 million for the year ended December 31, 2008 from $266.9 million for the year ended December 31, 2007 primarily due to approximately $166.0 million of expenses, including wages, commissions, professional fees, and other expenses incurred by businesses we acquired and $4.1 million increase in non-recurring costs associated with the integration of our acquisitions partially offset by a favorable $1.1 million settlement of a litigation contingency related to one of our foreign subsidiaries. The following table sets forth certain non-recurring selling, general and administrative costs associated with the integration of our recent acquisitions:

	Years Ended
($ in thousands)	December 31, 2008	December 31, 2007	Increase (Decrease)	% Increase (Decrease)
Management retention bonuses	$5,775	$542	$5,233	NM
Severance and relocation expenses	11,237	16,372	(5,135)	(31.4)
Integration expenses	32,997	17,087	15,910	93.1
Charges to bad debt expense related to revaluation of accounts receivable and anticipated integration related collection issues	—	11,870	(11,870)	NM

	$50,009	$45,871	$4,138	9.0%

        Management retention bonuses related to the DJO Merger were recorded and amortized over the period from the close of the transaction to December 31, 2008, resulting in expenses of $5.8 million and $0.5 million in 2008 and 2007, respectively. For the year ended December 31, 2008, severance and relocation consisted of $5.7 million of severance expenses related to the DJO Merger, $2.7 million of severance payments to employees in connection with other acquisitions, and $2.8 million of payments and other expenses in connection with the termination of a former executive officer. Severance expenses for the year ended December 31, 2007 include $13.3 million of payments made to former executives of ReAble. Remaining severance expenses are related to restructuring activities in connection with recent acquisitions. Integration expenses for the year ended December 31, 2008 included $23.1 million and $4.3 million of integration costs incurred in connection with the DJO Merger and other recent acquisitions, respectively. Also included within integration expense for the year ended December 31, 2008 is $5.2 million related to the implementation of our new global ERP system. Integration expense for the year ended December 31, 2007 included costs incurred with the DJO Merger, Prior Transaction and other recent acquisitions. The year ended December 31, 2007 included a $11.9 million charge related to the impact of changes in methodologies used to estimate accounts receivable reserves, primarily in connection with the DJO Merger.

        Research and Development.    Our research and development expense increased to $26.9 million for the year ended December 31, 2008 from $21.0 million for the year ended December 31, 2007. The increase was primarily due to wages, facility and project costs incurred by businesses we acquired. As a percentage of net sales, research and development expense decreased to 2.8% compared to 4.5% in the year ended December 31, 2007.

        Amortization and Impairment of Acquired Intangibles.    Amortization and impairment of acquired intangible assets increased to $99.0 million for the year ended December 31, 2008 from $33.5 million for the year ended December 31, 2007. Included within the year ended December 31, 2008 are charges of approximately $10.1 million related to an indefinite lived intangible asset which was deemed to be impaired and approximately $12.3 million resulting from the abandonment of a trade name. Amortization of acquired intangibles includes amortization expense related to intangible assets acquired in connection with our acquisitions. The intangible assets are being amortized over the estimated lives ranging from two to twenty years. Our amortization of acquired intangibles increased to $76.5 million for the year ended December 31, 2008 compared to $33.5 million for the year ended December 31, 2007.

        Interest Expense.    Our interest expense increased to $173.2 million for the year ended December 31, 2008 compared to interest expense of $72.4 million for the year ended December 31, 2007. The increase was principally driven by incremental borrowings to fund the DJO Merger and other recent acquisitions.

        Other Income and Expense.    Other expense was $9.2 million for the year ended December 31, 2008 compared to other income of $0.7 million for the year ended December 31, 2007. The 2008 expense was principally comprised of foreign currency transaction losses and the write-off of a strategic investment determined to have no value.

        Benefit for Income Taxes.    The effective tax rate for the years ended December 31, 2008 and December 31, 2007 was 33.7% and 34.2%, respectively. For the year ended December 31, 2008, we recorded a $49.7 million income tax benefit, net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items. For the year ended December 31, 2007, we recorded a $43.5 million income tax benefit, net of tax expense related to foreign operations, deferred taxes on the assumed repatriation of foreign earnings, and other non-deductible items.

        Pro Forma Financial Information.    The unaudited financial information in the table below summarizes the combined results of our operations and those of DJO Opco, IOMED, and The Saunders Group on a pro forma basis, as though the companies acquired had been combined as of the beginning of 2007. The pro forma financial information excludes the impact of other acquisitions made during 2007 with a total purchase price of $7.2 million and is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the years presented. The pro forma adjustments include the effect of purchase accounting adjustments, interest expense, and related tax effects, among others. In addition, on June 12, 2009 we sold our Empi Therapy Solutions catalog business. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations.

	Years Ended
($ in thousands)	December 31, 2008	December 31, 2007	Change	% Change
Net sales	$948,469	$901,033	$47,436	5.3%

Loss from continuing operations before income taxes	(147,364)	(242,545)	95,181	39.2
Benefit for income taxes	(49,681)	(77,016)	27,335	35.5
Noncontrolling interest	946	415	531	128.0

Loss from continuing operations	$(96,737)	$(165,114)	$68,377	41.4%

Recent Accounting Pronouncements

        In September 2009, we adopted ASC Topic 105 (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"), which makes the Codification the source of authoritative US Generally Accepted Accounting Principles recognized by the FASB, and applied to non-governmental entities. ASC Topic 105 does not change previously issued Accounting Standards, but reorganizes the Accounting Standards into topics. In circumstances where previous Accounting Standards require a revision, FASB will issue an Accounting Standards Update ("ASU") on the topic.

        In September 2009, the FASB issued ASU 2009-13, which amends ASC Topic 605 (formerly EITF Issue No. 08-1, "Revenue Arrangements with Multiple Deliverables."). ASU 2009-13 provides guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which consideration should be measured and allocated to the separate units of accounting in the multiple-element arrangement and is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any; this issue will have on our consolidated financial statements. However, we do not expect that this issue will result in a change in current practice.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"), now included within ASC topic 810. ASC topic 810 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. ASC Topic 810 is effective for fiscal years beginning after November 15, 2009, and interim periods within those years. We will adopt this statement as of the beginning of 2010 and are currently assessing the potential impact of adoption.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for the Transfers of Financial Assets as amendment of FASB Statement No. 140" ("SFAS 166"), now included within ASC Topic 860, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets" ("SFAS 140"). ASC Topic 860 makes the following amendments to SFAS 140: 1) removes concept of qualifying special-purpose entities from SFAS 140; 2) modifies the financial components approach used and limits the circumstances in which a transferor has not transferred the original financial asset to an entity that is not consolidated with the transferor in the financial statements; 3) establishes conditions for reporting a transfer of a portion of a financial asset as a sale; 4) redefines a participating interest; 5) clarifies that an entity must consider all arrangements or agreements made contemporaneously with, or in contemplation of, a transfer, even if not entered into at the time of the transfer; 6) clarifies that the transferor must evaluate whether it, its consolidated affiliates included in the financial statements being presented, or its agency effectively control the transferred financial asset directly or indirectly; 7) requires that the transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the a transfer of an entire asset or group of financial assets accounted for as a sale; 8) removes special provisions for guaranteed mortgage securitizations to require them to be treated that same as any other transfer of financial assets; 9) Removes fair value practicability exception from measuring the proceeds received by a transferor in a transfer that meet the conditions for sale accounting at fair value; and 10) requires enhanced disclosures. We will adopt this statement as of the beginning of 2010 and are currently assessing the potential impact of adoption.

        In May 2009, the FASB issued, and we adopted, ASC Topic 855 (formerly SFAS No. 165, "Subsequent Events"), which requires entities to disclose certain events that occur after the balance sheet date but before the financial statements are issued (See Note 20 to our audited consolidated financial statements).

        As of January 1, 2009, we adopted ASC topic 815 (formerly SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"), which requires entities to disclose the fair values of derivative instruments and their gains and losses in a tabular format and to provide enhanced disclosures about (a) how and why they use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect their financial performance, and cash flows. Except for adding the required disclosures (see Note 17 to our audited consolidated financial statements), the adoption of ASC Topic 815 had no impact on our consolidated financial statements.

        We have adopted ASC topic 810 (formerly SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, Consolidated Financial Statements") which amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Topic 810 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. We have applied the presentation and disclosure requirements of ASC Topic 810 retrospectively.

        As of January 1, 2009, we have adopted ASC Topic 805 (formerly SFAS No. 141R, "Business Combinations"), which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination (see Note 2 to our audited consolidated financial statements).

        We adopted ASC topic 825 (formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115") in 2008, which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of ASC Topic 825 did not have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Operating activities provided $67.8 million of cash for the year ended December 31, 2009, compared to $12.1 million of cash used for the year ended December 31, 2008. Cash provided by operating activities for the year ended December 31, 2009 primarily reflected our net income after adjustment for non-cash charges partially offset by a favorable net change in operating assets and liabilities. Cash used for operating activities for the year ended December 31, 2008 primarily reflected an unfavorable net change in operating assets and liabilities, substantially offset by our net income after adjustment for non-cash charges. Cash paid for interest was $144.2 million for the year ended December 31, 2009 and $158.8 million for the year ended December 31, 2008.

        Investing activities used $16.0 million of cash for the year ended December 31, 2009, compared to $29.6 million for the year ended December 31, 2008. Cash used in investing activities for the year ended December 31, 2009 primarily consisted of $28.9 million of purchases of property and equipment, including $7.8 million for our new ERP system, and the acquisition of businesses for a total of $13.1 million, net of cash, partially offset by $25.7 million of proceeds from the sales of assets, primarily ETS. Cash used in investing activities for the year ended December 31, 2008 primarily consisted of purchases of property and equipment totaling $25.9 million, including $5.3 million for our new ERP system and the acquisition of businesses, including payments for 2007 acquisitions, totaling $5.1 million.

        Financing activities used $35.3 million of cash for the year ended December 31, 2009, compared to $8.9 million of cash provided by financing activities for the year ended December 31, 2008. Cash used in financing activities for the year ended December 31, 2009 primarily represented net payments on long-term debt and revolving lines of credit. Cash provided by financing activities for the year ended December 31, 2008 represented net proceeds of $9.2 million on long-term debt and revolving lines of credit.

        A summary of our changes in cash and cash equivalents for the years ended December 31, 2009 and 2008 is as follows (in thousands):

	Years Ended December 31,
	2009	2008
Cash provided by (used in) operating activities	$67,794	$(12,061)
Cash used in investing activities	(16,000)	(29,596)
Cash (used in) provided by financing activities	(35,261)	8,865
Effect of exchange rate changes on cash and cash equivalents	(2,405)	(196)

Net increase (decrease) in cash and cash equivalents	$14,128	$(32,988)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Operating activities used $12.1 million of cash for the year ended December 31, 2008, compared to $28.8 million for the year ended December 31, 2007. Cash used for operating activities for the year ended December 31, 2008 primarily reflected an unfavorable net change in operating assets and liabilities mostly offset by our net income after adjustment for non-cash charges. Cash used in operating activities for the year ended December 31, 2007 primarily reflected our net loss and a negative net change in operating assets and liabilities. Cash paid for interest was $158.8 million for the year ended December 31, 2008 and $70.2 million for the year ended December 31, 2007.

        Investing activities used $29.6 million of cash for the year ended December 31, 2008, compared to $1,323.1 million for the year ended December 31, 2007. Cash used in investing activities for the year ended December 31, 2008 primarily consisted of purchases of property and equipment totaling $25.9 million, including $5.3 million for our new ERP system and the acquisition of businesses, including payments for 2007 acquisitions, totaling $5.1 million. Cash used in investing activities for the year ended December 31, 2007 principally consisted of the acquisition of businesses for $1,313.1 million mainly related to the DJO Merger, and the acquisitions of IOMED and Saunders.

        Financing activities provided for $8.9 million of cash for the year ended December 31, 2008, compared to $1,383.6 million for the year December 31, 2007. Cash provided by financing activities for the year ended December 31, 2008 represented net proceeds of $9.2 million on long-term debt and revolving lines of credit, including $24.0 million of proceeds related to our revolving lines of credit as compared to cash provided by financing activities for the year ended December 31, 2007, which included net proceeds of $1,005.9 million from long-term debt and revolving credit lines mainly related to net borrowings under the Senior Secured Credit Facility of $1,052.4 million.

        A summary of our changes in cash and cash equivalents for the years ended December 31, 2008 and 2007 is as follows (in thousands):

	Years Ended December 31,
	2008	2007
Cash used in operating activities	$(12,061)	$(28,759)
Cash used in investing activities	(29,596)	(1,323,064)
Cash provided by financing activities	8,865	1,383,558
Effect of exchange rate changes on cash and cash equivalents	(196)	833

Net increase (decrease) in cash and cash equivalents	$(32,988)	$32,568

Indebtedness

        On January 20, 2010, we issued $100.0 million aggregate principal amount of new 10.875% Senior Notes due 2014. The net proceeds of the issuance (excluding approximately $2.0 million of interest accrued from November 16, 2009 to January 19, 2010 which will be included in the first interest payment to be made on May 15, 2010), along with cash on hand, were used to repay $101.5 million aggregate principal amount of existing term loans under the Senior Secured Credit Facility.

        As of December 31, 2009, our primary source of liquidity consisted of cash and cash equivalents totaling $44.6 million and $100 million of available borrowings under our revolving credit facility, described below. Working capital at December 31, 2009 was $182.2 million. We believe that our existing cash, plus the amounts we expect to generate from operations and amounts available through our revolving credit facility, will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, capital expenditures, and debt and interest repayment obligations. While we currently believe that we will be able to meet all of our financial covenants imposed by our Senior Secured Credit Facility, there is no assurance that we will in fact be able to do so or that, if we do not, we will be able to obtain from our lenders waivers of default or amendments to the Senior Secured Credit Facility in the future. We and our subsidiaries, affiliates or significant shareholders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt securities), in privately negotiated or open market transactions, by tender offer or otherwise.

        As of December 31, 2009, we had approximately $1,812.9 million in aggregate indebtedness outstanding.

Senior Secured Credit Facility

        Overview.    The Senior Secured Credit Facility provides senior secured financing of $1,165.0 million, consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility. We issued the term loan facility of the Senior Secured Credit Facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. In addition, we are permitted, subject to receipt of additional commitments from participating lenders and certain other conditions, to incur up to an additional $150.0 million of borrowings under the Senior Secured Credit Facility.

        Interest Rate and Fees.    Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The current applicable margins for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our Senior Secured Credit Facility (See Note 9 to our audited consolidated financial statements). On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% which expired at December 31, 2009. In February 2009, we entered into two additional non-amortizing interest rate swap agreements. The first agreement was for a notional amount of $550.0 million at a fixed LIBOR rate of 1.04% beginning February 2009 and expired December 31, 2009. The second is for a notional amount of $750.0 million at a fixed LIBOR rate of 1.88% beginning January 2010 through December 2010. In August 2009, we entered into four new non-amortizing interest swap agreements with notional amounts aggregating $300.0 million. Each of the four agreements has a term beginning January 2011 through December 2011. The four agreements are at a weighted average fixed LIBOR rate of 2.5825%. As of December 31, 2009, our weighted average interest rate for all borrowings under the Senior Secured Credit Facility was 4.42%.

        In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Amortization.    We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014 with the remaining amount payable in May 2014. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the Senior Secured Credit Facility.

        Prepayments.    The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount of $25.0 million from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Agreement. The foregoing mandatory prepayments will be applied to the term loan facilities in direct order of maturity.

        Certain Covenants and Events of Default.    The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and make other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors (defined below) to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        Pursuant to the terms of the credit agreement relating to the Senior Secured Credit Facility, we are required as of December 31, 2009 to maintain a ratio of consolidated senior secured debt to Adjusted EBITDA (or senior secured leverage ratio) of a maximum of 4.25:1 stepping down over time to 3.25:1 by the end of 2011. Adjusted EBITDA represents net income (loss) attributable to DJOFL, plus losses from discontinued operations, interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under our Senior Secured Credit Facility and the Indentures ("Adjusted EBITDA"). As of December 31, 2009 our actual senior secured leverage ratio was within the required ratio at 3.88:1.

Senior Notes and Senior Subordinated Notes

        The Indentures governing the $675.0 million principal amount of senior notes and the $200.0 million principal amount of senior subordinated notes limit our (and most or all of our subsidiaries') ability to:

  •
  incur additional debt or issue certain preferred shares;

  •
  pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens on certain assets to secure debt;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        Subject to certain exceptions, the Indentures permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

        Under the Indentures governing our senior notes and our senior subordinated notes, our ability to incur additional debt, subject to specified exceptions, is tied to either improving the ratio of our Adjusted EBITDA to fixed charges or having this ratio be at least 2.00:1 on a pro forma basis after giving effect to such incurrence. Additionally, our ability to make certain restricted payments is also tied to having an Adjusted EBITDA to fixed charges of at least 2.00:1 on a pro forma basis. Our ratio of Adjusted EBITDA to fixed charges for the twelve months ended December 31, 2009, measured on that date, was 1.78:1. Notwithstanding these limitations, the aggregate amount of term loan increases and revolving commitment increases shall not exceed the greater of (i) $150.0 million and (ii) the additional aggregate amount of secured indebtedness which would be permitted to be incurred as of any date of determination (assuming for this purpose that the full amount of any revolving credit increase had been utilized as of such date) such that, after giving pro forma effect to such incurrence (and any other transactions consummated on such date), the senior secured leverage ratio for the immediately preceding test period would not be greater than 4.0:1. Fixed charges is defined in the Indentures as consolidated interest expense plus all cash dividends or other distributions paid on any series of preferred stock of any restricted subsidiary and all dividends or other distributions accrued on any series of disqualified stock.

Covenant Compliance

        The following is a summary of our covenant requirements and pro forma ratios as of December 31, 2009:

	Covenant Requirements	Actual Ratios
Senior Secured Credit Facility
Maximum ratio of consolidated net senior secured debt to Adjusted EBITDA	4.25:1	3.88:1
Senior Notes and Senior Subordinated Notes
Minimum ratio of Adjusted EBITDA to fixed charges required to incur additional debt pursuant to ratio provision	2.00:1	1.78:1

        As described above, our Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility and the Indentures governing the $675.0 million principal amount of senior notes and the $200.0 million principal amount of senior subordinated notes represent significant components of our capital structure. Under our Senior Secured Credit Facility, we are required to maintain specified senior secured leverage ratios, which become more restrictive over time, that are determined based on our Adjusted EBITDA. If we fail to comply with the senior secured leverage ratio under our Senior Secured Credit Facility, we would be in default under the credit facility. Upon the occurrence of an event of default under the Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the Senior Secured Credit Facility. Any acceleration under the Senior Secured Credit Facility would also result in a default under the Indentures governing the senior notes and senior subordinated notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding senior notes and senior subordinated notes immediately due and payable. In addition, under the Indentures governing the senior notes and senior subordinated notes, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing subordinated indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

        Adjusted EBITDA is defined as net income (loss) attributable to DJOFL, plus losses from discontinued operations, interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under our Senior Secured Credit Facility and Indentures. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants in our Senior Secured Credit Facility and the Indentures. Adjusted EBITDA is a material component of these covenants.

        Adjusted EBITDA should not be considered as an alternative to net income or other performance measures presented in accordance with GAAP, or as an alternative to cash flow from operations as a measure of our liquidity. Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definition of Adjusted EBITDA in the Indentures and our Senior Secured Credit Facility allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net loss. However, these are expenses that may recur, vary greatly and are difficult to predict. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

        Our ability to meet the covenants specified above in future periods will depend on events, many of which are beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under our Senior Secured Credit Facility and the Indentures, at which time the lenders could elect to declare all amounts outstanding under our Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

        The following table provides a reconciliation from our net loss to Adjusted EBITDA for the years ended December 31, 2009, 2008 and 2007. The terms and related calculations are defined in the credit agreement relating to our Senior Secured Credit Facility and the Indentures.

	(unaudited)
	Year Ended December 31,
(in thousands)	2009	2008	2007
Net loss attributable to DJO Finance LLC	$(50,433)	$(97,786)	$(82,422)
Loss from discontinued operations, net	319	(946)	(1,476)
Interest expense, net	155,999	171,500	71,277
Loss on early extinguishment of debt	—	—	14,539
Income tax benefit	(21,678)	(49,681)	(43,456)
Depreciation and amortization	112,148	122,451	48,140
Non-cash items(a)	4,208	6,081	18,782
Non-recurring items(b)	53,520	44,234	40,286
Other adjustment items, before cost savings(c)	(2,280)	16,887	115,957
Other adjustment items—future cost savings(d)	3,600	45,200	66,673

Adjusted EBITDA	$255,403	$257,940	$248,300

(a)
Non-cash items are comprised of the following:

	(unaudited)
	Year Ended December 31,
(in thousands)	2009	2008	2007
Stock compensation expense	$3,382	$1,381	$1,541
Purchase accounting adjustments(1)	—	4,700	17,003
Loss on disposal of assets	826	—	238

Total non-cash items	$4,208	$6,081	$18,782

(1)
Purchase accounting adjustments for the year ended December 31, 2008 included expense related to the write-up to fair market value of acquired inventory in connection with the DJO Merger. Purchase accounting adjustments for the year ended December 31, 2007 included $4.7 million, $4.8 million and $4.5 million related to the write-up to fair market value of acquired inventory in connection with the DJO Merger, the Prior Transaction, and certain other acquisitions, respectively. Also included for the year ended December 31, 2007 is $3.0 million of expense related to the write-off of in-process research and development in connection with the DJO Merger.

(b)
Non-recurring items are comprised of the following:

	(unaudited)
	Year Ended December 31,
(in thousands)	2009	2008	2007
Employee severance and relocation(1)	$8,619	$11,237	$16,372
Integration expense(2)	26,827	27,750	10,917
Reserve estimate change(3)	—	—	12,997
ERP implementation	18,074	5,247	—

Total non-recurring items	$53,520	$44,234	$40,286

(1)
Employee severance and relocation for the year ended December 31, 2009 included $5.4 million of severance and retention in connection with our Chattanooga integration, $1.8 million of severance in connection with our company-wide headcount reduction, $1.1 million related to the DJO Merger, and $0.4 million related to restructuring at our international locations. Employee severance and relocation for the year ended December 31, 2008 included $2.8 million in connection with the termination of a former executive officer, and $5.7 million and $2.7 million of employee severance incurred in connection with the DJO Merger and other acquisitions, respectively. Employee severance and relocation for the year ended December 31, 2007 included severance payments to former ReAble executives in the amount of $13.3 million and $0.7 million related to other severance related items and employee relocation. Also included for the year ended December 31, 2007 is $0.7 million and $1.7 million related to the DJO Merger and other acquisitions, respectively.

(2)
Integration expense for the year ended December 31, 2009 included $20.3 million of integration costs incurred in connection with the DJO Merger and $6.4 million related to restructuring at our international locations. Integration expense for the year ended December 31, 2008 included $23.1 million and $4.3 million of integration costs incurred in connection with the DJO Merger and other recent acquisitions, respectively. Integration expense for the year ended December 31, 2007 includes $2.2 million, $0.4 million, and $8.3 million incurred in connection with the Prior Transaction, the DJO Merger and other acquisitions, respectively.

(3)
Included $9.8 million related to additional allowances for doubtful accounts receivable acquired in connection with the DJO Merger due to anticipated integration related collection issues, $1.1 million related to a change in estimate for inventory obsolescence of inventory acquired in connection with the DJO Merger and $2.1 million related to additional allowance for doubtful accounts due to a change in a reserve estimate of the collectibility of account receivable of Empi as a result of the DJO Merger for the year ended December 31, 2007.

(c)
Other adjustment items, before future cost savings, are comprised of the following:

	(unaudited)
	For the Year Ended December 31,
(in thousands)	2009	2008	2007
Blackstone monitoring fee	$7,000	$7,000	$3,000
Noncontrolling interest	723	1,049	415
Pre-acquisition EBITDA(1)	1,709	—	106,561
Pre-disposition EBITDA(2)	(348)	—	—
Other(3)	(11,364)	8,838	(731)
Transaction Expenses(4)	—	—	6,712

Total other adjustment items, before cost savings	$(2,280)	$16,887	$115,957

(1)
For the year ended December 31, 2009, included pre-acquisition Adjusted EBITDA for an Australian subsidiary acquired in February 2009 and two Canadian subsidiaries acquired in August 2009. For the year ended December 31, 2007, included pre-acquisition EBITDA of $103.8 million from January 1, 2007 to November 19, 2007 for the DJO Merger, and $2.8 million of pre-acquisition EBITDA from other acquisitions.

(2)
Represents pre-closing Adjusted EBITDA related to certain immaterial product lines sold in the year ended December 31, 2009.

(3)
For the year ended December 31, 2009, included $3.1 million gain related to the sale of certain product lines, and net foreign currency transaction losses. In addition to these items, the year ended December 31, 2009 also included a gain of approximately $6.0 million related to the resolution of previously asserted reimbursement claims. For the year ended December 31, 2008 included net foreign currency transaction losses of $7.9 million, the settlement of a litigation contingency of $1.2 million, and the write-off of an investment of $1.5 million. For the year ended December 31, 2007, included net foreign currency transaction gains.

(4)
Represents $4.8 million of transaction costs incurred in connection with the DJO Merger, $1.1 million related to the Prior Transaction and $0.8 million related to other acquisitions.
(d)
For the year ended December 31, 2009 included projected cost savings of $2.4 million in connection with the DJO Merger, and $1.2 million in connection with our two Canadian subsidiaries acquired in August 2009. For the year ended December 31, 2008 included projected cost savings of $45.2 million related to headcount reductions, facilities consolidation and production efficiencies in connection with the DJO Merger. For the year ended December 31, 2007 included projected cost savings of $50.6 million and $16.1 million related to headcount reductions, facilities consolidation and production efficiencies in connection with the DJO Merger, and other recent acquisitions, respectively.

Contractual Obligations, Commercial Commitments, and Leases

        The following table summarizes our contractual obligations associated with our long-term debt, lease obligations and purchase obligations as of December 31, 2009 (in thousands):

	Payment due by period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$1,812,641	$15,782	$21,300	$1,775,559	$—
Interest payments(a)	698,724	135,612	285,446	277,666	—
Capital lease obligations	229	144	82	3	—
Operating lease obligations	58,303	10,472	15,082	12,123	20,626
Purchase obligations	92,091	25,645	17,446	14,000	35,000

Total	$2,661,988	$187,655	$339,356	$2,079,351	$55,626

(a)
$775.0 million principal amount of long-term debt is subject to fixed interest rates and $1,043.7 million of principal amount of long-term debt is subject to a floating interest rate. The interest payments in the above table for the floating rate debt were based primarily on an assumed 3.461% interest rate which is the effective interest rate for the term loans under the Senior Secured Credit Facility at December 31, 2009. Also included is the effect on interest expense related to our interest rate swap agreements.

        As of December 31, 2009, we had entered into purchase commitments for inventory, capital acquisitions and other services totaling approximately $92.1 million in the ordinary course of business. The purchase obligations shown above include $15.0 million committed in 2010 related to purchase orders at our facilities in Chattanooga and Freiburg. In addition, under the amended transaction and monitoring fee agreement entered into in connection with the DJO Merger, the purchase obligations shown above includes DJO's obligation to pay a $7.0 million annual monitoring fee to Blackstone Management Partners V L.L.C. through 2019. See "Certain Relationships and Related Transactions and Director Independence" in this prospectus for a more detailed description of the amended agreement. In addition to contractual obligations noted above, we expect to spend up to an additional $16.2 million implementing our new ERP system capital project over approximately the next year.

        The amounts presented in the table above may not necessarily reflect our actual future cash funding requirement because the actual timing of future payments made may vary from the stated contractual obligation.

Critical Accounting Policies and Estimates

        Our management's discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to reserves for contractual allowances, doubtful accounts, rebates, product returns and rental credits, goodwill and intangible assets, deferred tax assets and liabilities and inventory. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that actual events differ from our estimates and assumptions, there could be a material impact on our financial statements.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and this discussion and analysis of our financial condition and results of operations.

Reserves for Contractual Allowances, Doubtful Accounts, Rebates, Product Returns and Rental Credits

        We have established reserves to account for contractual allowances, doubtful accounts, rebates, product returns and rental credits. Significant management judgment must be used and estimates must be made in connection with establishing these reserves.

        We maintain provisions for estimated contractual allowances for reimbursement amounts from our third party payor customers based on negotiated contracts and historical experience for non-contracted payors. We report these allowances as reductions in our gross revenue. We estimate the amount of the reduction based on historical experience and invoices generated in the period, and we consider the impact of new contract terms or modifications of existing arrangements with our customers. We have contracts with certain third party payors for our third party reimbursement billings, which call for specified reductions in reimbursement of billed amounts based upon contractual reimbursement rates. For the years ended December 31, 2009, 2008, and 2007 we reserved for and reduced gross revenues from third party payors by 31%, 32%, and 30% respectively, for estimated allowances related to these contractual reductions.

        Our reserve for doubtful accounts is based upon estimated losses from customers who are billed directly and the portion of third party reimbursement billings that ultimately become the financial responsibility of the end user patients. Direct-billed customers represented approximately 67%, 72%, and 65% of our net revenues for the years ended December 31, 2009, 2008, and 2007, respectively, and approximately 64% at both December 31, 2009 and 2008 and 62% at December 31, 2007 of our net accounts receivable. We experienced write-offs related to direct-billed customers of less than 1% of related net revenues for the years ended December 31, 2009, 2008, and 2007. Our third party reimbursement customers including insurance companies, managed care companies and certain governmental payors, such as Medicare, include all of our OfficeCare customers, most of our Empi customers, and certain other customers of our Domestic Rehabilitation Segment. Our third-party payor customers represented approximately 33%, 28%, and 35% of our net revenues for the years ended December 31, 2009, 2008, and 2007, respectively, and approximately 36% of our net accounts receivable at both December 31, 2009 and 2008 and 38% of our net accounts receivable at December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, we estimate bad debt expense to be approximately 7%, 6%, and 7%, respectively, of gross revenues from these third party reimbursement customers. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments or if third party payors were to deny claims for late filings, incomplete information or other reasons, additional provisions may be required. Additions to this reserve are reflected as selling, general and administrative expense.

        Our reserve for rebates accounts for incentives that we offer to certain of our distributors. These rebates are substantially attributable to sales volume, sales growth or to reimburse the distributor for certain discounts. We record estimated reductions to revenue for customer rebate programs based upon historical experience and estimated revenue levels.

        Our reserve for product returns accounts for estimated customer returns of our products after purchase. These returns are mainly attributable to a third party payor's refusal to provide reimbursement for the product or the inability of the product to adequately address the patient's condition. We provide for this reserve by reducing gross revenue based on our historical rate of returns.

        Our reserve for rental credit recognizes a timing difference between billing for a sale and processing a rental credit associated with some of our rehabilitation devices. Many insurance providers require patients to rent our rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing for a sale and processing the rental credit. Our rental credit reserve estimates unprocessed rental credits based on the number of devices converted to purchase. The reserve is calculated by first assessing the number of our products being rented during the relevant period and our historical conversion rate of rentals to sales, and then reducing our revenue by the applicable amount. We provide for these reserves by reducing our gross revenue. The cost to refurbish rented products is expensed as incurred as part of cost of sales.

Inventory Reserves

        We provide reserves for estimated excess and obsolete inventories equal to the difference between the costs of inventories on hand plus future purchase commitments and the estimated market value based upon assumptions about future demand. If future demand is less favorable than currently projected by management, additional inventory write-downs may be required. We also provide reserves for newer product inventories, as appropriate, based on any minimum purchase commitments and our level of sales of the new products.

        We consign a portion of our inventory to allow our products to be immediately dispensed to patients. This requires a large amount of inventory to be on hand for the products we sell through consignment arrangements. It also increases the sensitivity of these products to obsolescence reserve estimates. As this inventory is not in our possession, we maintain additional reserves for estimated shrinkage of these inventories based on the results of periodic inventory counts and historical trends.

Goodwill and Intangible Assets

        In accordance with ASC Topic 350 (formerly SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142")), we do not amortize goodwill. In lieu of amortization, we are required to perform an annual review for impairment. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a further decline in the valuation of comparable company stocks, (iii) a further significant slowdown in the worldwide economy or our industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results. We estimated the fair values of our reporting units using the income approach valuation methodology that includes the discounted cash flow method, and the market approach valuation methodology that includes the use of market multiples. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Future cash flows were discounted to present value by incorporating the present value techniques discussed in FASB Concepts Statement 7, "Using Cash Flow Information and Present Value in Accounting Measurements," or Concepts Statement 7. Specifically, the income approach valuations included reporting unit cash flow discount rates ranging from 10.5% to 12.6% and terminal value growth rates of 3%. Publicly available information regarding comparable market capitalization was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur significant impairment charges.

        We perform an impairment analysis on our goodwill on an annual basis in the fourth quarter and in certain other circumstances when impairment indicators are present. Our annual impairment test related to goodwill did not indicate any impairment.

        Furthermore, ASC Topic 350 (formerly SFAS No. 142) states that intangible assets with indefinite lives should be tested annually in lieu of being amortized. This testwork compares the fair value of the intangible with its carrying amount. To determine the fair value we applied the relief from royalty ("RFR") method. Under the RFR method, the value of the trade name is determined by calculating the present value of the after-tax cost savings associated with owning the asset and therefore not being required to pay royalties for its use during the asset's indefinite life. Significant judgments inherent in this analysis include the selection of appropriate discount rates, estimating future cash flows and the identification of appropriate terminal growth rate assumptions. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar brands and trademarks are being licensed in the marketplace. In the fourth quarter fiscal 2009, we determined that the fair value of two of our trade names were less than the carrying amount, resulting in an aggregate impairment charge of $7.0 million, which is included in amortization and impairment of intangibles within the consolidated statement of operations for the year ended December 31, 2009. During the fourth quarter 2008, we determined that the fair value of a trade name was less than its carrying amount and another trade name was abandoned, resulting in an aggregate impairment charge of $22.4 million which was included in amortization of intangibles within the consolidated statement of operations for the year ended December 31, 2008.

Deferred Tax Asset Valuation Allowance

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amount and the tax basis of assets, liabilities and net operating loss carryforwards. We establish valuation allowances when the recovery of a deferred tax asset is not likely based on historical income, projected future income, the expected timing of the reversals of temporary differences and the implementation of tax-planning strategies.

        Our gross deferred tax asset balance was approximately $168.0 million at December 31, 2009 and primarily related to reserves for accounts receivable and inventory, accrued expenses, and net operating loss carryforwards (see Note 13 to our audited consolidated financial statements). As of December 31, 2009, we maintained a valuation allowance of $7.1 million due to uncertainties related to our ability to realize certain net operating loss carryforwards acquired in connection with prior year acquisitions.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to certain market risks as part of our ongoing business operations, primarily risks from changing interest rates and foreign currency exchange rates that could impact our financial condition, results of operations, and cash flows.

Interest Rate Risk

        Our primary exposure is to changing interest rates. We have historically managed our interest rate risk by balancing the amounts of our fixed and variable debt. For our fixed rate debt, interest rate changes may affect the market value of the debt, but do not impact our earnings or cash flow. Conversely, for our variable rate debt, interest rate changes generally do not affect the fair market value of the debt, but do impact future earnings and cash flow, assuming other factors are held constant. We are exposed to interest rate risk as a result of our borrowings under our Senior Secured Credit Facility, which bear interest at floating rates based on the LIBOR or the prime rate of Credit Suisse. As of December 31, 2009, we had $1,043.7 million of borrowings under our Senior Secured Credit Facility. On November 20, 2007, we entered into an interest rate swap agreement related to the Senior Secured Credit Facility for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% which expired at December 31, 2009. In February 2009, we entered into two additional non-amortizing interest rate swap agreements. The first was for a notional amount of $550.0 million at a fixed LIBOR rate of 1.04% beginning February 2009 and expired at December 31, 2009. The second is for a notional amount of $750.0 million at a fixed LIBOR rate of 1.88% beginning January 2010 amortizing through December 2010. In August 2009, we entered into four new non-amortizing interest swap agreements with notional amounts aggregating $300.0 million. Each of the four agreements has a term beginning January 2011 through December 2011. The four agreements are at a weighted average fixed LIBOR rate of 2.5825%. The fair value of our interest rate swap agreement recorded in the accompanying condensed consolidated balance sheets as of December 31, 2009 and 2008 was a loss of approximately $11.2 million and $13.3 million, respectively, and is recorded in other current and non-current liabilities. A hypothetical 1% increase in variable interest rates for the remaining portion of the Senior Secured Credit Facility not covered by the swap would have impacted our earnings and cash flow, for year ended December 31, 2009 by approximately $2.9 million. Our senior debt of approximately $775.0 million consisted of fixed rate debt at December 31, 2009. We may use additional derivative financial instruments where appropriate to manage our interest rate risk. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes.

Foreign Currency Risk

        Due to the global reach of our business, we are exposed to market risk from changes in foreign currency exchange rates, particularly with respect to the U.S. dollar compared to the Euro and the Mexican Peso. Our wholly owned foreign subsidiaries are consolidated into our financial results and are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange volatility. To date, we have not used international currency derivatives to hedge against our investment in our European subsidiaries or their operating results, which are converted into U.S. Dollars at period-end and average rates, respectively. However, as we continue to expand our business through acquisitions and organic growth, the sales of our products that are denominated in foreign currencies has increased as well as the costs associated with our foreign subsidiaries which operate in currencies other than the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors. Sales denominated in foreign currencies accounted for approximately 22.8% of our consolidated net sales for the year ended December 31, 2009, of which 17.9% were denominated in the Euro. In addition, our exposure to fluctuations in foreign currencies arises because certain of our subsidiaries enter into purchase or sale transactions using a currency other than its functional currency. Our Mexico-based manufacturing operations incur costs that are largely denominated in Mexican Pesos. Accordingly, our future results could be materially impacted by changes in foreign exchange rates or other factors. Occasionally, we seek to reduce the potential impact of currency fluctuations on our business through hedging transactions. At December 31, 2009, we had foreign exchange forward contracts to purchase Mexican Pesos, with an aggregate notional amount of $14.7 million and an aggregate fair market value of approximately $0.1 million. For the years ended December 31, 2009 and 2008, we recognized unrealized losses of approximately $2.9 million and $3.2 million, respectively, related to these contracts, which is included in other income (expense) in the statement of operations.

BUSINESS

        We are a global provider of high-quality orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We are one of the largest non-surgical orthopedic rehabilitation device companies in the world, as measured by revenues. Many of our products have leading market positions. We believe that our strong brand names, comprehensive range of products, focus on quality, innovation and customer service, extensive distribution network, and our strong relationships with orthopedic and physical therapy professionals have contributed to our leading market positions. We believe that we are one of only a few orthopedic device companies that offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        Our current business activities are the result of a combination of two companies with broad orthopedic product offerings in the United States and foreign countries. One of those companies, ReAble Therapeutics, Inc. ("ReAble"), was a leading manufacturer and distributor of electrotherapy products for pain therapy and rehabilitation, a broad range of clinical devices for the treatment of patients in physical therapy clinics, and a broad range of knee, hip and shoulder implant products. In 2006, ReAble was acquired by an affiliate of Blackstone Capital Partners V L.P. ("Blackstone"). The other company, DJO Opco Holdings, Inc. ("DJO Opco"), formerly named DJO Incorporated, was a leading manufacturer and distributor of orthopedic rehabilitation products, including rigid knee bracing, orthopedic soft goods, cold therapy systems, vascular systems and bone growth stimulation devices. On November 20, 2007, ReAble acquired DJO Opco through a merger transaction (the "DJO Merger"). ReAble then changed its name to DJO Incorporated ("DJO") and continues to be owned primarily by affiliates of Blackstone.

        Historical financial results include results of ReAble and its subsidiaries before and after its acquisition by Blackstone and include the results of DJO Opco from the date of the DJO Merger through December 31, 2009. On December 31, 2009, DJO Opco was merged into DJO, LLC, a subsidiary of DJOFL, with DJO, LLC continuing as the surviving entity.

        Noncontrolling interests on our consolidated balance sheets as of December 31, 2009 and 2008 reflect a 50% separate ownership interest in Medireha GmbH ("Medireha") which is not attributable, directly or indirectly, to us. We have consolidated Medireha for financial reporting purposes due to our controlling interest, which consists of our 50% ownership interest, our control of one of the two director seats, our rights to prohibit certain business activities that are not consistent with our plans for the business and our exclusive distribution rights for products manufactured by Medireha. All significant intercompany balances and transactions have been eliminated in consolidation.

The DJO Merger

        On July 15, 2007, we entered into an Agreement and Plan of Merger with DJO Opco providing for the DJO Merger pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 in cash for each share of common stock of DJO Opco sold), $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by our primary shareholder, Blackstone, borrowings under our Senior Secured Credit Facility and proceeds from the existing notes issued by DJOFL and Finco (see Note 9 to our audited consolidated financial statements).

Discontinued Operations

        On June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business, formerly known as Rehab Medical Equipment, or RME, to Patterson Medical Supply, Inc. for approximately $21.8 million. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations in our consolidated financial statements and the accompanying notes.

Operating Segments

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. In the first quarter of 2009, we changed how we report financial information to senior management. Prior to 2009, we included the international components of the Surgical Implant, Chattanooga, and Empi businesses in either the Surgical Implant or Domestic Rehabilitation segments, as their operations were managed domestically. During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. As a result, the segment financial data for the year ended December 31, 2009 reflects this new segmentation and the data for the years ended December 31, 2008 and 2007, has been restated to reflect this change. We currently develop, manufacture and distribute our products through the following three operating segments:

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment, which generates its revenues in the United States, is divided into five main businesses:

  •
  Bracing and Supports.  Our Bracing and Supports business unit offers our DonJoy, ProCare and Aircast products, including rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This business unit also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers our Compex electrostimulation device to consumers, which range from people interested in improving their fitness to competitive athletes, to assist in athletic training programs through muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

Domestic Surgical Implant Segment

        Our Domestic Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market in the United States.

Acquisitions

        Our growth has been driven both by the introduction of products facilitated by our research and development efforts and by selected acquisitions of businesses or products primarily related to our Domestic Rehabilitation and International Segments. We completed the following acquisitions in 2009, each of which represents an expansion of our international business:

        On August 4, 2009 we acquired Chattanooga Group Inc., a Canadian distributor of certain of our products ("Chattanooga Canada"), for $7.2 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims will be paid with interest in January 2011 and the remainder of the balance with interest is due approximately three years after closing, upon expiration of a statutory period provided for under relevant tax law. The promissory note accrues interest at an annual rate of 6% with the principal and interest due in August 2010.

        On August 4, 2009 we acquired Empi Canada Inc., a Canadian distributor of certain of our products ("Empi Canada"), for $7.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims will be paid with interest in January 2011 and the remainder of the balance with interest is due approximately three years after closing, upon expiration of a statutory period provided for under relevant tax law. The promissory note accrues interest at an annual rate of 6% with the principal and interest due in August 2010.

        On February 3, 2009 we acquired DonJoy Orthopaedics Pty., Ltd., an Australian distributor of certain of our products ("DJO Australia"), for a total cash compensation of $3.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is $0.8 million, the acquisition date fair value of the additional amount expected to be paid to the selling shareholder of DJO Australia if certain revenue targets were met by December 31, 2009. Such revenue targets were met, and the additional amount of $0.8 million, which was included in accrued liabilities in the consolidated balance sheet at December 31, 2009, was paid in the first quarter of fiscal year 2010.

Industry Background

Market Opportunities

        We participate globally in the rehabilitation, pain management, bone growth stimulation and reconstruction segments of the orthopedic device market. In the United States, we estimate these segments accounted for approximately $8.4 billion of total industry sales in 2008. We believe that several factors are driving growth in the orthopedic products industry, including the following:

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  Favorable demographics.  An aging population is driving growth in the orthopedic products market. Many conditions that result in rehabilitation, physical therapy or orthopedic surgery are more likely to affect people in middle age or later in life. According to a 2009 United States Census Bureau—International Data Base projection, the aging baby boomer generation will result in the percentage of the North American population aged 65 and over to grow from 13.2% in 2010 to 16.4% in 2020 and to 19.8% by 2030. In Western Europe, the population aged 65 and over is expected to grow from 18.2% in 2010 to 20.9% in 2020 and to 24.7% by 2030. In addition, according to the 2009 United States Census Bureau—International Data Base projection, the average life expectancy in North America is 78.5 years in 2010 and is expected to grow to 80.9 years by 2030. In Western Europe, the average life expectancy is 79.9 years in 2010 and is expected to grow to 82.0 years by 2030. As life expectancy increases, we believe people will remain active longer, causing the number of injuries requiring orthopedic rehabilitation, bone growth stimulation and reconstructive implants to increase.

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  Shift toward non-surgical rehabilitation devices and at-home physical therapy.  We believe the growing awareness and clinical acceptance by healthcare professionals of the benefits of non-surgical, non-pharmaceutical treatment and rehabilitation products, combined with the increasing interest by patients in rehabilitation solutions that minimize risk and recuperation time and provide greater convenience, will continue to drive demand for these products. For example, Transcutaneous electrical nerve stimulation ("TENS") and Neuromuscular electrical nerve stimulation ("NMES") devices are increasingly being recognized as effective solutions for pain management and rehabilitation therapy, respectively. In addition, we believe that orthopedic surgeons are increasingly utilizing braces that assist in rehabilitation and bone growth stimulation devices that enable in-home treatment as viable alternatives to surgery. Many of our orthopedic rehabilitation products are designed for at-home use, which we believe should allow us to benefit from the market shift toward these treatment alternatives.

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  Lower cost alternatives appeal to third party payors.  With the cost of healthcare rising in the United States and internationally, third party payors are seeking more cost-effective therapies without reducing quality of care. For example, third party payors seek to reduce clinic visits and accommodate patients' preference for therapies that can be conveniently administered at home. We believe that many of our orthopedic rehabilitation products offer cost-effective alternatives to surgery, pharmaceutical and other traditional forms of physical therapy and pain management.

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  Increased need for rehabilitation due to increased orthopedic surgical volume.  The combination of increased prevalence of degenerative joint disease (such as osteoarthritis), an increased number of sports-related injuries, an aging population and improvements in orthopedic surgical technique (such as arthroscopy) has contributed to an increase in the number of orthopedic surgeries. We believe that orthopedic surgical volume will continue to increase, which should result in an increase in the need for our products.

Competitive Strengths

        We believe that we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic rehabilitation device market:

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  Leading market positions.  We estimate we have leading market positions for many of our products. We believe our orthopedic and physical therapy rehabilitation products marketed under the DonJoy, Aircast, ProCare, Chattanooga, Empi, Cefar, Compex and Ormed brands have a reputation for quality, durability and reliability among healthcare professionals. We believe the strength of our brands and our focus on customer service have allowed us to establish market leading positions in the highly fragmented and growing orthopedic rehabilitation market.

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  Comprehensive range of orthopedic products.  We offer a diverse range of orthopedic devices, including orthopedic rehabilitation, pain management and physical therapy products, bone growth stimulation and surgical reconstructive implant products, to orthopedic specialists and patients for hospital, clinical and at-home therapies. Our broad product offering meets many of the needs of orthopedic professionals and patients and enables us to leverage our brand loyalty with our customer and distributor base. Our products are available across various stages of the orthopedic patient's continuum of care.

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  Extensive and diverse distribution network.  We use multiple channels to distribute our products to our customers. We use over 9,700 dealers and distributors and a direct sales force of over 500 employed sales representatives and approximately 700 independent sales representatives to supply our products to physical therapy clinics, orthopedic surgeons and practices, orthotic and prosthetic centers, hospitals, surgery centers, athletic trainers, chiropractors, other healthcare professionals and retail outlets. We believe that our distribution network provides us with a significant competitive advantage in selling our existing products and in introducing new products.

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  Strong relationships with managed care organizations and rehabilitation healthcare providers.  Our leading market positions in many of our orthopedic rehabilitation product lines and the breadth of our product offerings have enabled us to secure important preferred provider and managed care contracts. Our database includes over 8,700 different insurance companies and other payors, including approximately 1,400 active payor contracts. We have developed a proprietary third party billing system that is designed to reduce our reimbursement cycles, improve relationships with managed care organizations and physicians and track patients to improve quality of care and create subsequent selling opportunities. Further, our OfficeCare business maintains inventory at over 1,350 healthcare facilities, primarily orthopedic practices, which further strengthens our relationships with these healthcare providers.

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  National contracts with group purchasing organizations.  We enjoy strong relationships with a meaningful number of group purchasing organizations ("GPOs") due to our significant scale. We believe that our broad range of products is well suited to the goals of these buying groups. Under these national contracts, we provide favorable pricing to the buying group and are designated a preferred purchasing source for the members of the buying group for specified products. As we have made acquisitions and expanded our product range, we have been able to add incremental products to our national contracts. During 2009, we signed or renewed over 25 national contracts.

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  Low cost, high quality manufacturing capabilities.  We have a major manufacturing facility in Tijuana, Mexico that has been recognized for operational excellence. The Mexico facility and our other manufacturing facilities employ lean manufacturing, Six Sigma concepts and continuous improvement processes to drive manufacturing efficiencies and lower costs.

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  Ability to generate significant cash flow.  Historically, our strong competitive position, brand awareness and high quality products and service as well as our low cost manufacturing have allowed us to generate attractive operating margins before non-cash amortization expense. These operating margins, together with limited capital expenditures and modest working capital requirements, significantly benefit our ability to generate cash flow.

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  Experienced management team.  The members of our management team have an average of over 26 years of relevant experience. This team has successfully integrated a number of acquisitions in the last several years.

Our Strategy

        Our strategy is to increase our leading position in key products and markets, increase revenues and profitability and enhance cash flow. Our key initiatives to implement this strategy include the following:

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  Increase our leading market positions.  We believe we are the market leader in many of the markets in which we compete. We intend to continue to increase our market share by leveraging the cross-selling and other opportunities created by the DJO Merger and by implementing the initiatives described below. The DJO Merger has allowed us to offer customers a more comprehensive range of products to better meet their evolving needs. We believe our size, scale, brand recognition, comprehensive and integrated product offerings and leading market positions enable us to capitalize on the growth in the orthopedic product industry.

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  Focus sales force on entire range of DJO products.  Our products address the full continuum of a patient's care, from preventative measures to pre-operative steps to post-operative care and rehabilitation. Our strategy is to train and incentivize our sales force, which consists of agents and representatives familiar with a particular set of products, to work cooperatively and collaboratively with all segments of our sales force to introduce their customers to the full range of our products of which the customer is typically using only a portion. We believe that this represents a significant opportunity to expand our business among customers who are already satisfied with the performance of some of our products.

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  Continue to develop and launch new products and product enhancements.  We have a history of developing and introducing innovative products into the marketplace, and we expect to continue future product launches by leveraging our internal research and development platforms. We believe our ability to develop new technology and to advance existing technology to create new products will position us to further diversify our revenues and to expand our target markets by providing viable alternatives to surgery or medication. We believe that product innovation through effective and focused research and development, as well as our relationships with a number of widely recognized orthopedic surgeons and professionals who assist us in product research, development and marketing, will provide a significant competitive advantage. During 2009, we launched 18 new products, which generated over $12.3 million in revenues.

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  Maximize existing and secure additional national accounts.  We plan to capitalize on the growing practice in healthcare in which hospitals and other large healthcare providers seek to consolidate their purchasing activities to national buying groups. Contracts with these national accounts represent a significant opportunity for revenue growth. We believe that our existing relationships with national buying groups and our broad range of products position us well not only to pursue additional national contracts, but also to expand the scope of our existing contracts.

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  Expand international sales.  In recent years, we have successfully established direct distribution capabilities in several major international markets. We believe that sales to European and other markets outside the United States continue to represent a significant growth opportunity, and we intend to continue to expand our direct and independent distribution capabilities in attractive foreign markets. For example, in 2009, we acquired an unaffiliated Australian distributor and two unaffiliated Canadian distributors, for approximately $3.4 million, $7.2 and $7.4 million, respectively as part of our strategy to expand our international sales. The DJO Merger and several of the acquisitions we made have substantially increased our international revenues and operating infrastructure and have provided us with opportunities to expand our international product offerings.

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  Drive operating efficiency.  We plan to continue to apply the principles of lean operations to our manufacturing sites as well as in our operating and administrative functions to increase speed and efficiency and reduce waste. We have instilled a culture of continuous improvement throughout our Company and are pursuing a regular schedule of addressing operations and processes in our Company to improve efficiency. We believe these lean principles and continuous improvement efforts will enhance our operating efficiencies and our ability to compete in an increasingly price-sensitive health care industry.

Our Products

        Our products are used by orthopedic specialists, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment generated net sales of $640.8 million, $634.6 million, and $273.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. (See Note 12 to our audited consolidated financial statements for net sales, gross profit and operating income for each segment).

        The following table summarizes many of our Domestic Rehabilitation Segment product categories:

Product Category	Description
Home Electrotherapy Devices	Transcutaneous electrical nerve stimulation (TENS) Neuromuscular electrical stimulation (NMES) Interferential electrical nerve stimulation
Clinical Electrotherapy	TENS NMES Ultrasound Laser Light therapy Shortwave Diathermy
Patient Care	Nutritional supplements Patient safety devices Pressure care products Vascular systems products Continuous passive motion devices Hyalauronic acid medical devices
Rigid Bracing and Soft Goods	Soft goods Lower extremity fracture boots Dynamic splinting Ligament braces Post-operative braces Osteoarthritic braces Ankle bracing Shoulder, elbow and wrist braces Back braces Neck braces

Product Category	Description
Hot, Cold and Compression Therapy	Dry heat therapy Hot/cold therapy Paraffin wax therapy Moist heat therapy Cold therapy Compression therapy
Physical Therapy Tables and Traction Products	Treatment tables Traction Cervical traction Lumbar traction
Iontophoresis	Needle-free transdermal drug delivery
Regeneration	Non-union fracture bone growth stimulation devices Spine bone growth stimulation devices

International Segment

        Our International Segment generated net sales of $241.5 million, $252.3 million, and $133.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. The product categories for our International Segment are similar to the product categories for our domestic segments but certain products are tailored to international market requirements and preferences. In addition, our International Segment sells a number of product categories, none of which are individually significant, that we do not sell domestically.

Domestic Surgical Implant Segment

        Our Domestic Surgical Implant Segment generated net sales of approximately $63.9 million, $61.6 million, and $57.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

        The following table summarizes our Domestic Surgical Implant Segment product categories:

Product Categories	Description
Knee implant	Primary total joint replacement Revision total joint replacement Unicondylar joint replacement
Hip implants	Primary replacement stems Acetabular cup system Revision joint replacement
Shoulder implants	Primary total joint replacement Fracture repair system Revision total joint replacement (including reverse shoulder)

Research and Development

        Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We seek to develop new technologies to improve durability, performance and usability of existing products, and to develop our manufacturing process to improve product performance and reduce manufacturing costs. In addition to our own research and development, we receive new product and invention ideas from orthopedic surgeons and other healthcare professionals. We also seek to obtain rights to ideas we consider promising from a clinical and commercial perspective through entering into either assignment or licensing agreements.

        We conduct research and development programs at our facilities in Austin, Texas; Vista, California; and Ecublens, Switzerland. The research and development activities conducted in our facility in Chattanooga, Tennessee will be moved to Vista and Ecublens in the first part of 2010, in connection with the closure of the Chattanooga facility. We spent approximately $23.5 million, $26.9 million, and $18.0 million in 2009, 2008 and 2007 (excluding approximately $3.0 million of acquired in-process research and development ("IPR&D")) for research and development activities, respectively. As of December 31, 2009, we had approximately 40 employees in our research and development departments.

Marketing and Sales

        Our products reach our customers, including hospitals and other healthcare facilities, physicians and other healthcare providers and end user patients, through several sales and distribution channels.

Domestic Rehabilitation Segment

        We market and sell our Domestic Rehabilitation Segment products in several different ways. The DonJoy sales channel is responsible for selling rigid knee braces, cold therapy products, and certain soft goods. Certain DonJoy sales representatives also sell our Regeneration products. The DonJoy channel consists of approximately 260 independent commissioned sales representatives who are employed by approximately 29 independent sales agents. In the first half of 2008, we converted the Northern and Southern California and Pacific Northwest regions to a direct sales model for products in the DonJoy channel and Regeneration products. We now cover those regions with approximately 45 employed sales representatives. The DonJoy channel is primarily dedicated to the sale of our products to orthopedic surgeons, podiatrists, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists, athletic trainers and other healthcare professionals. Because the DonJoy product lines generally require customer education in the application and use of the product, our sales representatives are technical specialists who receive extensive training both from us and the agent, and use their expertise to help fit the patient with the product and assist the orthopedic professional in choosing the appropriate product to meet the patient's needs. After a sales representative receives a product order, we generally ship and bill the product directly to the orthopedic professional, and pay a sales commission to the agent. For certain custom rigid braces and other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient. We enjoy long-standing relationships with most of our agents and sales representatives. Under the arrangements with the agents, each agent is granted an exclusive geographic territory for sales of our products and is not permitted to market products, or represent competitors who sell or distribute products, that compete with our existing products. The agents receive a commission, which varies based on the type of product being sold. If an agent fails to achieve specified sales quotas, we have the right to terminate our relationship with the agent.

        The ProCare/Aircast channel consists of approximately 120 direct and independent sales representatives that manage approximately 260 distributors focused on primary and acute care facilities. Eight vascular systems specialists are also included in this channel. Products in this channel consist primarily of our soft goods, vascular systems and other products, which are generally sold in non-exclusive territories to third party distributors as well as through our direct sales force. Our distributors include large, national third party distributors such as Owens & Minor Inc., McKesson/HBOC, Allegiance Healthcare and Physician Sales and Service Inc., regional medical and surgical distributors, outpatient surgery centers and medical products buying groups that consist of a number of health care providers who make purchases through the buying group. These distributors and our direct sales force generally sell our products to large hospital chains, primary care networks and orthopedic physicians for use by the patients. In addition, we sell our products through GPOs that are a preferred purchasing source for members of a buying group. Unlike our DonJoy products, our ProCare/Aircast products generally do not require significant customer education for their use. Our vascular systems pumps and related equipment are typically consigned to hospitals, and the hospitals then purchase the cuffs that are applied to each patient.

        Our OfficeCare business provides stock and bill arrangements for physician practices. Through OfficeCare, we maintain an inventory of soft goods at over 1,350 orthopedic practices and other healthcare facilities for immediate distribution to patients. We then bill the patient or, if applicable, a third party payor. For certain facilities, we provide on-site technical representatives. The OfficeCare channel is managed by our DonJoy sales force.

        Through our Empi channel, we market our prescription home therapy products primarily to physicians and physical therapy clinics, which include hospital physical therapy departments, sports medicine clinics and pain management centers, through our sales force of over 200 direct and independent sales representatives. In connection with these product lines, we currently have more than 660 managed care contracts. Our electrotherapy and orthotics products are generally prescribed to patients by a physician such as an orthopedic surgeon. The physician will typically direct the patient to a physical therapy clinic to meet with a trained physical therapist who provides the patient with the prescribed product from our consigned inventory at the clinic. This sales process is facilitated by our relationships with third party payors, such as managed care organizations, who ultimately pay us for the products prescribed to patients. For these reasons, we view physical therapists, physicians and third party payors as key decision makers in product selection and patient referral. Our home therapy products generally are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. In addition, we have an outbound telemarketing sales force of six representatives, who sell reimbursed electrotherapy supplies and other products directly to our patients.

        Through our Regeneration business, our non-union fracture bone growth stimulator devices ("OL1000") are sold primarily by approximately 180 employed and independent sales representatives specially trained to sell the product. The spine bone growth stimulator device ("SpinaLogic") is sold by a few of our direct sales representatives and a network of independent spine products distributors. Most of our bone growth stimulator products are sold directly to the patient and a third party payor is billed, if applicable, on behalf of the patient.

        Through our Chattanooga business, we sell our clinical rehabilitation product lines to physical therapy clinics, primarily through a national network of approximately 3,800 independent distributors, which are managed by our internal sales managers. These distributors sell our clinical rehabilitation products to a variety of healthcare professionals, including physical therapists, athletic trainers, chiropractors, and sports medicine physicians. Except for distributors outside of the United States, we do not maintain formal distribution contracts for our clinical rehabilitation products. These distributors purchase products from us at discounts off our published list price. We maintain an internal marketing and sales support program to support our distributor network. This program comprises a group of individuals who provide distributor and end-user training, develop promotional materials, and attend approximately 35 trade shows each year.

        No particular customer or distributor accounted for 10% or more of product sales in the Domestic Rehabilitation Segment for the year ended December 31, 2009. Medicare and Medicaid together accounted for approximately 10.0% of our 2009 net sales in the Domestic Rehabilitation Segment.

International Segment

        We sell our rehabilitation products internationally through a network of wholly-owned subsidiaries and independent distributors. In Europe, we use sales forces aggregating approximately 150 direct and independent salespersons and a network of independent distributors who call on healthcare professionals, as well as consumer retail stores, such as sporting equipment providers, and pharmacies, to sell our products. We intend to continue to expand our direct and indirect distribution capabilities in attractive foreign markets. Our surgical implant products are sold outside the United States through independent distributors, principally in Japan and select countries in Europe. Recent examples of our strategy to expand our international sales are our acquisitions of our two unaffiliated Canadian distributors in August 2009 and the acquisition of our unaffiliated Australian distributor in February 2009.

Domestic Surgical Implant Segment

        We currently market and sell the products of our Domestic Surgical Implant Segment to hospitals and orthopedic surgeons through a network of approximately 180 independent commissioned sales representatives who are employed by approximately 40 sales agents. Generally, our independent sales representatives sell a range of reconstructive joint products, including our products. We usually enter into agreements with sales agents for a term of one to five years. Agents are typically paid a sales commission and are eligible for bonuses if sales exceed certain preset objectives. Our independent sales representatives work for these agents. We assign our sales agents to an exclusive sales territory. Substantially all of our sales agents agree not to sell competitive products. Typically we can only terminate our agreements with sales agents prior to the expiration of the agreements for cause, which includes failure to meet specified periodic sales targets. We provide our sales agents with product inventories on consignment for their use in marketing our products and filling customer orders.

        To a significant extent, sales of our surgical implant products depend on the preference of orthopedic surgeons. We maintain contractual relationships with orthopedic surgeons who assist us in developing our products and provide consulting services in connection with our products. In addition to providing design input into our new products, some of these orthopedic surgeons may give demonstrations using our products, speak about our products at medical seminars, train other orthopedic surgeons in the use of our products, and provide us with feedback on the acceptance of our products. We have also established relationships with surgeons who conduct clinical studies on various products, establish protocols for use of the products and participate at various symposia. Surgeons who assist us in developing our products are generally compensated with a royalty payment. Consulting surgeons are paid consulting fees for their services.

Manufacturing

        We use both in-house manufacturing capabilities and relationships with third party vendors to supply our products. Generally, we use third party vendors only when they have special manufacturing capabilities or when we believe it is appropriate based on certain factors, including our in-house capacity, lead time control and cost. Although we have certain sole source supply agreements, we believe alternate vendors are available, and we believe that adequate capacity exists at our current vendors to meet our anticipated needs.

        Our manufacturing facilities are generally certified by the International Organization for Standardization ("ISO") and generally comply with the U.S. Food and Drug Administration ("FDA") current Good Manufacturing Practice ("cGMP") and Quality System Regulations ("QSR") requirements, which provide standards for safe and consistent manufacturing of medical devices and appropriate documentation of the manufacturing and distribution process. Many of our products carry the European Community Medical Device Directive ("CE") certification mark.

Domestic Rehabilitation Segment

        Our manufacturing facility in Tijuana, Mexico is our largest manufacturing facility. Our Mexico facility has achieved ISO 9001 and ISO 13485 certification. These certifications are internationally recognized quality standards for manufacturing and assist us in marketing our products in certain foreign markets. Our Vista, California facility has achieved ISO 9001 certification, and certification to the Canadian Medical Device Regulation (ISO 13485) and the European Medical Device Directive.

Products manufactured at the Vista, California facility include our custom rigid knee bracing products, the pump portion of our vascular systems products and our regeneration products. Within both our Vista and Tijuana facilities, we operate vertically integrated manufacturing and cleanroom packaging operations and many subassemblies and components can be produced in-house. These include metal stamped parts, injection molding components and fabric-strapping materials. We also have extensive in-house tool and die fabrication capabilities, which typically provide savings in the development of tools and molds as well as flexibility to respond to and capitalize on market opportunities as they are identified.

        We make Chattanooga division products, including electrotherapy devices, patient care products and physical therapy treatment tables and CPM devices, in our manufacturing facilities located in Chattanooga, Tennessee. These facilities use various manufacturing processes, including metal fabrication, coating, electronic assembly, mechanical assembly, woodworking and sewing. Our Chattanooga, Tennessee facility has achieved ISO 13485 certification. In June 2009, we announced our plans to close our Chattanooga manufacturing and distribution facility and to integrate the operations of the Chattanooga site into our other existing sites, mainly our Mexico facility. The transition of Chattanooga activities is expected to be completed during the first six months of 2010.

        Our home electrotherapy devices sold in the United States and certain components and related accessories are manufactured at our Clear Lake, South Dakota facility. Manufacturing activities at the Clear Lake facility include electronic and mechanical assembly, electrode fabrication and assembly and fabric sewing processes. Our electrotherapy products comprise a variety of components, including die cast metal parts, injection molded plastic parts, printed circuit boards, electronic components, lead wires, electrodes and other components. Parts for these components are purchased from outside suppliers and are, in some instances, manufactured on a custom basis. Our Clear Lake facility has achieved the ISO 13485:2003 certification. Our home electrotherapy devices which are sold outside the United States are primarily manufactured by outside third party vendors.

        Many of the component parts and raw materials we use in our manufacturing and assembly operations are available from more than one supplier and are generally available on the open market. We source some of our finished products from manufacturers in China as well as other third party manufacturers. We also currently purchase certain CPM devices from a single supply source, Medireha, which is 50% owned by us. Our distribution agreement with Medireha grants us exclusive rights to the distribution of products that Medireha manufactures. The distribution agreement also requires that we purchase a certain amount of product annually and that we seek Medireha's approval if we choose to manufacture or distribute products that are identical or similar, or otherwise compete with the products that are the subject of the distribution agreement.

International Segment

        Many of the products for our International Segment are manufactured in the same facilities as our domestic segments. We operate a manufacturing facility in Tunisia that provides bracing products for the French and other European markets. In addition, our Ormed and Cefar-Compex businesses source certain of the products they sell from third party suppliers. Cefar-Compex currently utilizes a single vendor for many of its home electrotherapy devices.

Domestic Surgical Implant Segment

        In our Domestic Surgical Implant Segment, we manufacture our products in our Austin, Texas facility. This manufacturing facility includes computer controlled machine tools, belting, polishing, cleaning, packaging and quality control. Our Austin facility has achieved the ISO 13485:2003 certification. The primary raw materials used in the manufacture of our surgical implant products are cobalt chromium alloy, stainless steel alloys, titanium alloy and ultra high molecular weight polyethylene. All Domestic Surgical Implant Segment products go through in-house quality control, cleaning and packaging operations.

Intellectual Property

        We own or have licensing rights to U.S. and foreign patents covering a wide range of our products and have filed applications for additional patents. We have numerous trademarks registered in the United States, a number of which are also registered in countries around the world. We also assert ownership of numerous unregistered trademarks, some of which have been submitted for registration in the United States and foreign countries. In the future, we will continue to apply for such additional patents and trademarks as we deem appropriate. Additionally, we seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information, through a variety of methods; including having our vendors, employees and consultants sign invention assignment agreements, proprietary information agreements and confidentiality agreements and having our independent sales agents and distributors sign confidentiality agreements. Because many of our products are regulated, proprietary information created during our development of a new or improved product may have to be disclosed to the FDA or another U.S. or foreign regulatory agency in order for us to have the lawful right to market such product. We have distribution rights for certain products that are manufactured by others and hold both exclusive and nonexclusive licenses under third party patents and trade secrets that cover some of our existing products and products under development.

        The validity of any of the patents or other intellectual property owned by or licensed to us may not be upheld if challenged by others in litigation. Due to these and other risks described in this prospectus, we do not rely solely on our patents and other intellectual property to maintain our competitive position. We believe that the development and marketing of new products and improvement of existing ones is, and will continue to be, more important to our competitive position than relying solely on existing products and intellectual property.

Competition

        The orthopedic devices market is highly competitive and fragmented. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, have greater research and development, sales, marketing and manufacturing capabilities than we do, and thus may have a competitive advantage over us. Although we believe that the design and quality of our products compare favorably with those of our competitors, if we are unable to offer products with the latest technological advances at competitive prices, our ability to compete successfully could be materially and adversely affected.

        Given our sales history, our history of product development and the experience of our management team, we believe we are capable of effectively competing in the orthopedic devices market in the future. Further, we believe the comprehensive range of products we offer enables us to reach a diverse customer base and to use multiple distribution channels in an attempt to increase our growth across the orthopedic devices market. In addition, we believe the acquisition of the various companies and product lines which primarily now comprise our Domestic Rehabilitation Segment continues to improve the name recognition of our company and our products.

        Among other things, our ability to compete is affected by our ability to:

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  develop new products and innovative technologies;

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  obtain regulatory clearance and compliance for our products;

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  manufacture and sell our products cost-effectively;

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  meet all relevant quality standards for our products and their markets;

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  respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements;

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  protect the proprietary technology of our products and manufacturing processes;

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  market our products;

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  attract and retain skilled employees and sales representatives; and

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  maintain and establish distribution relationships.

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment competes with large, diversified corporations and companies that are part of corporate groups that have significantly greater financial, marketing and other resources than we do, as well as numerous smaller niche companies. The primary competitors of Empi and Chattanooga are Dynatronics Corporation, Mettler Electronics Corporation, Rich-Mar, Patterson Medical, Enraf-Nonius, Gymna-Uniphy, Acorn Engineering, International Rehabilitation Sciences, Inc. (d/b/a RS Medical) and Care Rehab. The physical therapy products market is highly competitive and fragmented. Our competitors in the CPM devices market include several multi-product companies with significant market share and numerous smaller niche competitors. Competition in these markets is based primarily on the quality and technical features of products, product pricing and contractual arrangements with third party payors and national accounts.

        Our primary competitors in the rigid knee bracing market include companies such as Össur hf., Orthofix International, N.V., Bledsoe Brace Systems and Townsend Industries Inc. In the soft goods products market, our competitors include Biomet, Inc., DeRoyal Industries, Össur hf. and Zimmer Holdings, Inc. In the cold therapy products market, our competitors include Orthofix, Bledsoe Brace Systems and Stryker Corporation. Our primary competitor in the dynamic splinting market is Dynasplint Systems, Inc. Several competitors have initiated stock and bill programs similar to our OfficeCare program, and there are numerous regional stock and bill competitors. Competition in the rigid knee brace market is primarily based on product technology, quality and reputation, relationships with customers, service and price. Competition in the soft goods and pain management markets is less dependent on innovation and technology and is primarily based on product range, quality, service and price.

        Our competitors for regeneration products are large, diversified orthopedic companies. In the nonunion bone growth stimulation market, our competitors include Orthofix International, N.V., Biomet, Inc. and Smith & Nephew, and in the spinal fusion market, we compete with Biomet, Inc. and Orthofix International, N.V. Competition in bone growth stimulation devices is limited as higher regulatory thresholds provide a barrier to market entry.

International Segment

        Competition for our International products arises from many of the companies and types of companies that compete with our domestic segments and from foreign manufacturers whose costs may be lower due to their ability to manufacture products within their respective countries. Competition is based primarily on quality, innovative design and technical capability, breadth of product line, availability of and qualification for reimbursement, and price.

Domestic Surgical Implant Segment

        The market for orthopedic products similar to those produced by our Domestic Surgical Implant Segment is dominated by a number of large companies, including Biomet, Inc., DePuy, Inc. (a Johnson & Johnson company), Smith & Nephew plc, Stryker Corporation and Zimmer Holdings, Inc., which are much larger and have significantly greater financial resources than we do. Our Domestic

Surgical Implant Segment also faces competition from U.S.-based companies similar in size to ours, such as Wright Medical Group, Inc. and Exactech, Inc. Competition in the market in which our Domestic Surgical Implant Segment participates is based primarily on price, quality, innovative design and technical capability, breadth of product line, scale of operations and distribution capabilities. Our current and future competitors may have greater resources, more widely accepted and innovative products, less-invasive therapies, greater technical capabilities, and stronger name recognition than we do.

Government Regulation

FDA and Similar Foreign Government Regulations

        Our products are subject to rigorous government agency regulation in the United States and in other countries. In the United States, the FDA regulates the development, testing, labeling, manufacturing, storage, recordkeeping, premarket clearance or approval, promotion, distribution and marketing of medical devices to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Our medical devices are subject to such FDA regulation.

        Under the Food, Drug and Cosmetic Act, as amended, medical devices are classified into one of three classes depending on the degree of risk to patients using the device. Class I devices are those for which safety and effectiveness can be assured by adherence to General Controls, which include compliance with FDA QSRs, facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require pre-market review and clearance by the FDA through the Pre-market Notification 510(k) process described below. Class II devices are subject to General Controls, as well as pre-market demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Pre-market review and clearance by the FDA is accomplished through the Pre-market Notification 510(k) procedure. In the 510(k) procedure, the manufacturer submits certain required information to the FDA in order to establish that the device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted or to another similar commercially available device subsequently cleared through the 510(k) process. Upon establishment of such substantial equivalence, the FDA may grant clearance to commercially market the device. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the FDA will automatically place the device into Class III.

        A Class III device is a product that has a new intended use or is based on technology that is not substantially equivalent to a use or technology with respect to a legally marketed device for which the safety and effectiveness of the device cannot be assured solely by the General Controls, performance standards and special controls applied to Class I and II devices. These devices generally require clinical trials involving human subjects to assess their safety and effectiveness. A Pre-Market Approval ("PMA") from the FDA is required before the manufacturer of a Class III product can proceed in marketing the product. The PMA process is much more extensive than the 510(k) process. In order to obtain a PMA, Class III devices, or a particular intended use of any such device, must generally undergo clinical trials pursuant to an application submitted by the manufacturer for an Investigational Device Exemption ("IDE"). An IDE allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data required to support a PMA application or a 510(k) submission to the FDA. The PMA process generally takes significantly longer than the 510(k) process and can take up to several years. In approving a PMA application, the FDA may require additional clinical data and may also require some form of post-market surveillance whereby the manufacturer follows certain patient groups for a number of years, making periodic reports to the FDA on the clinical status of those patients.

        Our products include both pre-amendment and post-amendment Class I, II and III medical devices. All our currently marketed devices are either exempt from the FDA clearance and approval process (based on our interpretation of those regulations) or we have obtained the requisite clearances or approvals (including all modifications, amendments and changes), or pre-market clearances or approvals, as appropriate, required under federal medical device law. The FDA may disagree with our conclusion that clearances or approvals were not required for specific products and may require clearances or approval for such products. In these circumstances, we may be required to cease distribution of the product, the devices may be subject to seizure by the FDA or to a voluntary or mandatory recall, and we also could be subject to significant fines and penalties.

        Our manufacturing processes are also required to comply with the FDA's current Good Manufacturing Practice ("cGMP") and Quality System Regulation ("QSR") requirements that cover the methods and documentation of the design, testing, production processes, control, quality assurance, labeling, packaging and shipping of our products. Furthermore, our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA and other agencies. Failure to comply with applicable QSR or other U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA to grant future pre-market clearances or PMA approvals, withdrawals or suspensions of current clearances or approvals, and criminal prosecution. We are also required to report to the FDA if our products cause or contribute to death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur; the FDA or other agencies may require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious unanticipated health or safety concerns.

        In the first quarter of 2008, we received a Form FDA-483 "Inspectional Observations" in connection with an FDA audit of the Chattanooga division of our Domestic Rehabilitation Segment, stating that we failed to report certain customer complaints claiming that our muscle stimulator devices malfunctioned, and that we did not adequately implement corrective and preventive action to prevent recurrence of potential product failures relating to our muscle stimulator devices. The auditor also recommended that we recall a series of ultrasound devises that had experienced operating issues in 2005, and we are implementing such a recall. We received a warning letter from the FDA in June 2008 relating to reporting issues on the muscle stimulator device complaints and requesting software verification and validation plans and reports regarding the correction of problems associated with the ultrasound product. We believe we have addressed these areas of concern adequately. In a recent FDA audit of our Chattanooga facility, as a follow-up to the warning letter we received in June 2008, the FDA issued no Form FDA 483 "Inspectional Observations" and the FDA has formally withdrawn the warning letter.

        In the third quarter of 2009, we received a Form FDA-483 "Inspectional Observations" in connection with an FDA audit of our Domestic Surgical Implant Segment, stating that: (1) we failed to follow our standard operating procedures to ensure that the designs of certain products were correctly transferred into production; (2) we failed to adequately analyze certain quality data to identify existing and potential causes of nonconforming product and quality problems, resulting in disposal or reworking of certain nonconforming parts in the later stages of our production processes; (3) our complaint handling procedures were not well defined to ensure that all complaints are processed in a uniform and timely manner; and (4) we failed to follow our standard operating procedures related to procurement to minimize receipt of nonconforming materials from suppliers. We promptly implemented corrective actions that we believe adequately address each Inspectional Observation and submitted a timely response to the FDA. We are reviewing these inspectional observations to determine the appropriate remedial action. We cannot assure you that the FDA will agree with our actions or will not take further action in the future, including issuing a warning letter related to these observations, seeking injunction, initiating seizure, or delaying review of pending applications.

        Even if regulatory approval or clearance of a medical device is granted, the FDA may impose limitations or restrictions on the use and indications for which the device may be labeled or promoted. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. FDA regulations prohibit a manufacturer from promotion for an unapproved or off-label use.

        The FDA has broad regulatory and enforcement powers. If the FDA determines we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions, from warning letters, fines, injunctions, consent decrees, and civil penalties, to suspension or delayed issuance of applications, seizure or recall of our products, total or partial shutdowns, withdrawals of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair or replace or refund the costs of devices we manufactured or distributed.

        We must obtain export certificates from the FDA before we can export certain of our products. We are also subject to extensive regulations that are similar to those of the FDA in many of the foreign countries in which we sell our products, including those in Europe, our largest foreign market. These include product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The regulation of our products in the European Economic Area (which consists of the twenty-seven member states of the European Union, as well as Iceland, Liechtenstein and Norway) is governed by various directives and regulations promulgated by the European Commission and national governments. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain countries, including certain countries outside Europe, require our products to be qualified before they can be marketed in those countries.

        We have also implemented policies and procedures allowing us to position ourselves for the changing international regulatory environment. Our international surgical implant activities received an ISO 13485:2003 certification for its facilities and an EC Certificate for its many products. Receiving ISO 13485:2003 certification assists us in meeting international regulatory requirements to allow for export of products to Japan, countries in Europe, Australia and Canada. Our international surgical implant activities have also met the requisites for the Canadian Medical Device Requirements. Our International Segment has received ISO 9001 certification, EN46001 certification and certification to the Canadian Medical Device Regulation (ISO 13485) and the European Medical Device Directive.

Third Party Reimbursement

        Our home therapy products, rigid knee braces, regeneration products, and certain of our soft goods are generally prescribed by physicians and are eligible for third party reimbursement by government payors, such as Medicare and Medicaid, and private payors. Customer selection of our products depends, in part, on coverage of our products and whether third party payment amounts will be adequate. We believe that Medicare and other third party payors will continue to focus on measures to contain or reduce their costs through managed care and other methods. Medicare policies are important to our business because private payors often model their policies after the Medicare program's coverage and reimbursement policies. In December 2008, Medicare issued a notice to its contractors responsible for reimbursement of orthotics, among other products, to the effect that elastic braces that are not rigid or semi-rigid are not considered "braces" for Medicare coverage purposes and will no longer be reimbursed, effective January 1, 2009. We are seeking a redetermination by Medicare of the application of this notice to several braces we sell that, while not composed of rigid material, operate to support and correct physical issues, particularly relating to the knee cap, and should be continued to be classified as braces for coverage purposes. This decision by Medicare is likely to eventually be adopted by private third-party payers and, subject to our success in seeking the redetermination, could adversely impact our sales in the bracing and soft goods product line of our Domestic Rehabilitation Segment.

        In recent years, Congress has enacted a number of laws that impact Medicare reimbursement for and coverage of durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS"), including many of our products. For instance, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Modernization Act") mandated a temporary freeze in annual increases in payments for durable medical equipment from 2004 through 2008, and established new clinical conditions for payment and quality standards. Under a competitive bidding structure provided in the Medicare Modernization Act, Medicare no longer reimburses for certain products and services based on the Medicare fee schedule amount in designated competitive bidding areas. Instead, the Medicare program will provide reimbursement for these items and services based on a competitive bidding process. Only those suppliers selected through the competitive bidding process within each designated region will be eligible to have their products reimbursed by Medicare. Bidding was conducted in 2007 for the first phase of competitive bidding in ten metropolitan statistical areas for ten product categories, and bid prices briefly went into effect on effect July 1, 2008. The program was scheduled to be expanded to an additional 70 areas in 2009, and additional areas thereafter. On July 15, 2008, the U.S. Congress enacted the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), which terminated round one contracts and required the Centers for Medicare and Medicaid services ("CMS"), the agency responsible for administering the Medicare program, to rebid those areas in 2009. The legislation also delays round two bidding until 2011 and makes a series of changes to program requirements. The delay in bidding is financed by nationwide reductions in Medicare DMEPOS fee schedule payments for 2009 for items that were subject to the first round of bidding. CMS conducted the rebidding of the first round of the competitive bidding program in 2009, with the program scheduled to go into effect January 1, 2011. While none of our products are included in the initial round of items subject to bidding, off-the-shelf orthotics could eventually be subject to the bidding process. The competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. In addition, CMS may use payment information from regions subject to competitive bidding to reduce Medicare reimbursement in regions not subject to competitive bidding. CMS also has proposed revising the way Medicare sets payment amounts for all new durable medical equipment, orthotics, prosthetics, and supplies, under which reimbursement could be based in part or in whole on functional assessments, price comparisons, and medical benefits assessments, although that methodology has not yet been finalized. While the program is currently delayed, once it is back in effect, we expect it will be expanded to additional areas and additional product categories may be selected.

        In addition, as mandated by the Medicare Modernization Act, in August 2006, CMS issued quality standards for suppliers, which are being applied by independent accreditation organizations. Suppliers must be accredited as meeting supplier standards as a condition of participation in competitive bidding, but all Medicare suppliers eventually must be accredited to participate in Medicare, with different deadlines based on when the supplier applies for enrollment. Those portions of our business that act as Medicare suppliers have been accredited. Moreover, the Medicare Modernization Act requires that new clinical conditions for payment of durable medical equipment be established. CMS issued a proposed rule to implement this provision in August 2004, but the agency to date only has finalized such standards for power mobility devices. Some of our products could be impacted by this requirement in the future. At this time, we cannot predict what clinical conditions will be adopted, the timing of such adoption, or the impact that the new quality standards or any new clinical conditions that are adopted may have on our business.

        CMS also published a rule on January 2, 2009 requiring most Medicare suppliers of durable medical equipment, prosthetics, orthotics and supplies to post a $50,000 surety bond from an authorized surety, with higher amounts required for certain "high-risk" suppliers. The rule provides an exception from the surety bond requirement for the provision of orthotics, prosthetics, and supplies by (1) state-licensed orthotic and prosthetic personnel and (2) state-licensed physical and occupational therapists providing such items to their own patients. This exception applies only to personnel and therapists operating in private practice; medical supply companies employing such personnel or therapists do not qualify for this exception. The rule became effective March 3, 2009. Existing suppliers were required to comply with the surety bond requirement by October 2, 2009), while new enrolling suppliers or suppliers seeking to change ownership after the effective date must meet this requirement by May 4, 2009.

        On August 7, 2009, CMS issued Transmittal 297 entitled "Compliance Standards for Consignment Closets and Stock and Bill Arrangements" (the "Transmittal"), requiring a change in procedures in stock and bill arrangements for Medicare beneficiaries. When implemented, the Transmittal will require products dispensed to a Medicare beneficiary from the inventory in our OfficeCare accounts in physician office settings to be fitted and billed to Medicare by the physician rather than by us. Title to the product must pass to the physician at the time the product is dispensed to the patient. The effect of this change in most instances would be to convert a billing opportunity by us into a sale to the physician at a wholesale price. The Transmittal was originally scheduled to go into effect on September 8, 2009. CMS first delayed the effective date until March 1, 2010, and on February 4, 2010 CMS rescinded the Transmittal in order to consider other implementation dates. If the Transmittal goes into effect as written, it could adversely affect the revenue and, to a lesser extent, profitability of our OfficeCare business.

        Our international sales also depend in part upon the eligibility of our products for reimbursement through third party payors, the amount of reimbursement and the allocation of payments between the patient and third party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. For example, in Germany, our largest foreign market, new regulations generally require adult patients to pay a portion of the cost of each medical technical device prescribed. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to pay for our products. Any developments in our foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse effect on our ability to sell our products.

Fraud and Abuse

        We are subject to various federal and state laws and regulations pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE (the health care program for active duty military, retirees and their families managed by the Department of Defense). We have no reason to believe that our operations are not in material compliance with such laws. However, because these laws and regulations are broad in scope and may change, we may be required to alter one or more of our practices to be in compliance with these laws. In addition, the occurrence of one or more violations of these laws or regulations, a challenge to our operations by a governmental authority under these laws or regulations or a change in the laws or regulations may have a material adverse effect on our financial condition and results of operations.

  Anti-Kickback and Other-Fraud Laws

        Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. The U.S. Department of Health and Human Services ("HHS") has issued regulations, commonly known as safe harbors, that set forth certain conditions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. The penalties for violating the Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

        Recently, certain manufacturers of implant products entered into monetary settlement agreements, corporate integrity agreements and deferred prosecution agreements with the U.S. Department of Justice ("DOJ") based upon allegations that, among other things, they entered into a variety of consulting and other agreements with physicians as improper inducements to those physicians to use the manufacturers' products in violation of federal anti-kickback laws. We believe that remuneration paid to surgeons with which we have agreements represents fair market value for legitimate designing, consulting and advisory services rendered on our behalf.

        Our OfficeCare program is a stock and bill arrangement through which we make products and services available in the offices of physicians or other providers. In conjunction with the OfficeCare program, we may pay participating physicians a fee for rental space and support services provided by such physicians to us. In a February 2000 Special Fraud Alert, the Office of Inspector General ("OIG") indicated that it may scrutinize stock and bill programs involving excessive rental payments or rental space for possible violation of the Anti-Kickback Statute, but noted that legitimate arrangements, including fair market value rental arrangements, will not be considered violations of the statute. We believe that we have structured our OfficeCare program to comply with the Anti-Kickback Statute.

        The Health Insurance Portability and Accountability Act of 1995 ("HIPAA") created two new federal crimes effective as of August 21, 1996, relating to healthcare fraud and false statements regarding healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the DOJ and provided enhanced resources to support the activities and responsibilities of the HHS, OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail under "Federal Privacy and Transaction Law and Regulations."

  Physician Self-Referral Laws

        We may also be subject to federal and state physician self-referral laws. Federal physician self-referral legislation, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician or a physician organization in which the physician participates has any financial relationship with the entity. Durable medical equipment and orthotics are included as designated health services. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

  False Claims Laws

        Under multiple state and federal statutes, submissions of claims for payment that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, commonly known as whistleblowers, may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

Governmental Audits

        Because we participate in governmental programs as a supplier of medical devices, our operations are subject to periodic surveys and audits by governmental entities or contractors to assure compliance with Medicare and Medicaid standards and requirements. To maintain our billing privileges, we are required to comply with certain supplier standards, including licensure and documentation requirements for our claims submissions. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by, or receive claims documentation requests from, governmental entities, which may identify certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We review and assess such audits or reports and attempt to take appropriate corrective action. We are also subject to surveys of our facilities for compliance with the supplier standards.

        We have also been subject to periodic audits of our compliance with other federal requirements for our facilities and related quality and manufacturing processes. Our Surgical Implant facility in Austin, Texas received an FDA warning letter received in 2009 and our facility in Chattanooga received a warning letter following an FDA audit in early 2008. Both of these warning letters are described above in the section "FDA and Similar Foreign Government Regulations".

Federal Privacy and Transaction Law and Regulations

        HIPAA impacts the transmission, maintenance, use and disclosure of certain individually identifiable health information (referred to as "protected health information" or "PHI"). Since HIPAA was enacted in 1996, numerous implementing regulations have been issued, including, but not limited to: (1) standards for the privacy of individually identifiable health information (the "Privacy Rule"), (2) security standards (the "Security Rule"), (3) standards for electronic transactions (the "Transactions Rule"), and (4) standard unique national provider identifier ("NPI Rule"). We refer to these rules as the Administrative Simplification Rules. CMS has also issued regulations governing the enforcement of the Administrative Simplification Rules. Sanctions for violation of HIPAA and /or the Administrative Simplification Rules include criminal and civil penalties.

        HIPAA applies to "covered entities," which includes certain health care providers who conduct certain transactions electronically. As such, HIPAA and the Administrative Simplification Rules apply to certain aspects of our business. The effective date for all of the Administrative Simplification Rules outlined above has passed, and, as such, all of the Administrative Simplification Rules are in effect. To the extent applicable to our operations, we are currently in compliance with HIPAA and the applicable Administrative Simplification Rules.

        On February 17, 2009, President Obama signed into law the Health Information Technology for Economic and Clinical Health Act ("HITECH Act") as part of the American Recovery and Reinvestment Act. This economic stimulus package includes many health care policy provisions, including strengthened federal privacy and security provisions to protect personally-identifiable health information, such as notification requirements for health data security breaches. Many of the details of the new requirements are being implemented through regulations, including an interim final rule on the HITECH health information security enforcement provisions published October 30, 2009. We are reviewing these new requirements to assess the potential impact on our operations.

Employees

        As of December 31, 2009, we had approximately 4,480 employees. Of these, approximately 3,040 were engaged in production and production support, approximately 40 in research and development, approximately 1,020 in sales and support, and approximately 380 in various administrative capacities including third party billing. Of these employees, approximately 1,970 were located in the United States, approximately 1,920 were located in Mexico and approximately 590 were located in various other countries, primarily in Europe. Our workforce in the United States is not unionized; however, portions of our workforce in Europe are unionized. We have not experienced any strikes or work stoppages, and our management considers our relationship with our employees to be good.

Segment and Geographic Information

        Information about our segments and geographic areas can be found in Note 12 "Segment and Geographic Information" of the notes to the audited consolidated financial statements included herein.

Properties

        Our corporate headquarters are in Vista, California. The operations of our Domestic Rehabilitation Segment are based in Vista, California; Chattanooga, Tennessee; and Shoreview, Minnesota. Our International Segment headquarters is in Guildford, United Kingdom. We operate manufacturing facilities in Tijuana, Mexico; Sfax, Tunisia; Chattanooga, Tennessee; Clear Lake, South Dakota; and Austin, Texas. Our warehouse and distribution centers are in Clear Lake, South Dakota; Chattanooga, Tennessee (c); Indianapolis, Indiana; Tijuana, Mexico; Freiburg, Germany; Guildford, United Kingdom; Malmo, Sweden; Herentals, Belgium; Mouguerre, France; and various other cities throughout the world. The manufacturing facilities and operations for our Domestic Surgical Implant

Segment are in Austin, Texas. Additional information about our material facilities and certain other foreign facilities is set forth in the following table:

Location	Use	Owned/ Leased	Lease Termination Date	Size in Square Feet
Vista, California	Corporate Headquarters, Domestic Rehabilitation Segment Operations, Manufacturing Facility, Research and Development	Leased	August 2021	123,398
Tijuana, Mexico	Manufacturing and Distribution Facility	Leased	September 2016	286,133
Chattanooga, Tennessee	Domestic Rehabilitation Segment Operations, Manufacturing and Distribution Facility, Research and Development(c)	Owned	n/a	164,542
Indianapolis, Indiana	Distribution Facility	Leased	October 2016	109,782
Shoreview, Minnesota	Domestic Rehabilitation Segment Operations, Medical Billing	Leased	October 2011(a)	93,666
Austin, Texas	Domestic Surgical Implant Segment Operations and Manufacturing Facility, Warehouse, Research and Development	Leased	March 2012(b)	52,800
Clear Lake, South Dakota	Manufacturing, Distribution and Refurbishment and Repair Facility	Owned	n/a	54,000
Mouguerre, France	Office and Distribution	Leased	October 2016	22,050
Freiburg, Germany	International Segment Distribution Facility	Leased	November 2014	26,479
Freiburg, Germany	International Segment Operations	Leased	December 2014	22,195
Herentals, Belgium	Warehouse	Leased	December 2013	25,800
Sfax, Tunisia	Manufacturing Facility	Leased	December 2013	47,300
Malmö, Sweden	International Segment Operations, Warehouse and Distribution Facility	Leased	March 2011	16,081
Guildford, United Kingdom	International Segment Headquarters and Distribution Facility	Leased	July 2016	8,234
Other various locations		Leased	Various	156,085

(a)
Renewable, at our option, for one additional five-year term.

(b)
Renewable, at our option, for two additional five-year terms.

(c)
Ongoing operations of our Chattanooga facility were ended in connection with the transition of our Chattanooga activities into other existing sites. We exited the facilities in the first quarter of 2010. The buildings are currently listed for sale.

Legal Proceedings

        From time to time, we are plaintiffs or defendants in various litigation matters in the ordinary course of our business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

        We are currently defendants in approximately 80 product liability cases, including lawsuits in Canada and Texas seeking class action status, related to a disposable drug infusion pump product manufactured by two third party manufacturers that we distributed through our Bracing and Supports business unit of our Domestic Rehabilitation segment. We discontinued our sale of these products in the second quarter of 2009. These cases have been brought against the manufacturers and certain distributors of these pumps, and in some cases, the manufacturers of the anesthetics used in these pumps. All of these lawsuits allege that the use of these pumps with certain anesthetics in certain shoulder surgeries over prolonged periods have resulted in cartilage damage to the plaintiffs. We have sought indemnity and tendered the defense of these cases to the two manufacturers who supplied these pumps to us, to their products liability carriers and to our products liability carriers. The products liability carriers for both manufacturers has accepted coverage for our defense of these claims; however, both manufacturers have rejected our tenders of indemnity. The base policy for one of the manufacturers has been exhausted and the excess liability carriers for that manufacturer are not obligated to provide a defense until a $5 million self-insured retention has been paid. Our products liability carrier has accepted coverage of these cases, subject to a reservation of the right to deny coverage for customary matters, including punitive damages and off-label promotion. The lawsuits allege damages ranging from unspecified amounts to claims between $1.0 million and $10.0 million. These cases are in varying stages of discovery. We could be exposed to material liabilities if our insurance coverage is not available or inadequate and the resources of the two manufacturers, including their respective products liability insurance policies, are unavailable or insufficient to pay the defense costs and settlements or judgments in these cases.

        We maintain products liability insurance that is subject to annual renewal. Our current policy covers claims reported between July 1, 2009 and June 30, 2010 and provides for coverage (together with excess policies) of up to a limit of $80 million, provided that the top layer of $25 million excess over $55 million covers only claims reported after February 25, 2010 and the next layer down of $10 million excess over $45 million covers only claims reported after February 18, 2010. This coverage is subject to a self-insured retention of $500,000 for claims related to pain pumps described above and claims related to the IceMan cold therapy product, a self-insured retention of $250,000 on claims related to all other invasive products and a self-insured retention of $50,000 on claims related to all other non-invasive products, with an aggregate self-insured retention of $1.0 million for all products liability claims. In addition, the top layer of $25 million excess over $55 million has a separate self-insured retention of $50,000 per claim. Our prior two products liability policies cover claims reported between July 1, 2007 and February 15, 2008 and between February 15, 2008 and July 1, 2009, respectively. The 2007-2008 policy provides for coverage (together with excess policies) of up to a limit of $20 million and the 2008-2009 policy provides for coverage (together with excess policies) of up to a limit of $25 million. Certain of the pain pump cases described above were reported under and are covered by these two policies. If a products liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially. In addition, in certain instances, a products liability claim could also result in our having to recall some of our products, which could result in significant costs to us. On our consolidated balance sheet of December 31, 2009, we have accrued approximately $2.0 million for expenses related to products liability claims. The amount accrued is based upon previous claim experience in part due to the fact that in 2003 we exceeded the coverage limits in effect at that time for certain historical product liability claims involving one of our discontinued surgical implant products and such products are excluded from coverage under our current policies.

        On April 15, 2009, we became aware of a qui tam action filed in Federal Court in Boston, Massachusetts in March 2005 and amended in December 2007 that names us as a defendant along with each of the other companies that manufactures and sells external bone growth stimulators, as well as our principal stockholder, The Blackstone Group, and the principal stockholder of one of the other companies in the bone growth stimulation business. This case is captioned United States ex rel. Beirman v. Orthofix International, N.V., et al., Civil Action No. 05-10557 (D. Mass.). The case was sealed when originally filed and unsealed in March 2009. The plaintiff, or relator, alleges that the defendants have engaged in Medicare fraud and violated Federal and state false claims acts from the time of the original introduction of the devices by each defendant to the present by seeking reimbursement for bone growth stimulators as a purchased item rather than a rental item. The relator also alleges that the defendants are engaged in other marketing practices constituting violations of the Federal and various state anti-kickback statutes. On December 4, 2009, we filed a motion to dismiss the relator's complaint, and we are currently awaiting a response from the relator. Shortly before becoming aware of the qui tam action, we were advised that our bone growth stimulator business was the subject of an investigation by the DOJ, and on April 10, 2009, we were served with a subpoena under HIPAA seeking numerous documents relating to the marketing and sale by us of bone growth stimulators. On September 21, 2009, we were served with a second HIPAA subpoena related to this DOJ investigation seeking additional documents relating to the marketing and sale by us of bone growth stimulators. We believe that these subpoenas are related to the DOJ's investigation of the allegations in the qui tam action, although the DOJ has decided not to intervene in the qui tam action at this time. We believe that our marketing practices in the bone growth stimulation business are in compliance with applicable legal standards and intend to defend this case and investigation vigorously. We can make no assurance as to the resources that will be needed to respond to these matters or the final outcome.

MANAGEMENT

        The following table sets forth information about the directors and executive officers of our parent, DJO. The executive officers of DJO are also the executive officers of DJOFL.

Name	Age	Position
Leslie H. Cross	59	President, Chief Executive Officer and Director
Vickie L. Capps	48	Executive Vice President, Chief Financial Officer and Treasurer
Luke T. Faulstick	46	Executive Vice President and Chief Operating Officer
Donald M. Roberts	61	Executive Vice President, General Counsel and Secretary
Thomas A. Capizzi	51	Executive Vice President, Global Human Resources
Stephen Murphy	45	Executive Vice President, Sales and Marketing, International Commercial Businesses
Andrew Holman	42	Executive Vice President, Sales and Marketing, U.S. Commercial Businesses
Chinh E. Chu	43	Chairman of the Board
Julia Kahr	31	Director
Sidney Braginsky	72	Director
Bruce McEvoy	32	Director
Phillip J. Hildebrand	57	Director
Lesley Howe	65	Director
Paul LaViolette	52	Director

        Leslie H. Cross—President, Chief Executive Officer and Director.    Mr. Cross was appointed Chief Executive Officer of DJO and DJOFL and one of DJO's directors as of the effective date of the DJO Merger, and was appointed President in May 2008. Mr. Cross became one of DJOFL's managers in January 2009. Prior to the DJO Merger, Mr. Cross was the Chief Executive Officer and President and a member of the board of directors of DJO Opco since August 2001. He served as the Chief Executive Officer and a Manager of DonJoy, L.L.C., from June 1999 until November 2001, and has served as President of DJO, LLC, or its predecessor, the Bracing & Support Systems division of Smith & Nephew, Inc., since June 1995. From 1990 to 1994, Mr. Cross held the position of Senior Vice President of Marketing and Business Development of the Bracing & Support Systems division of Smith & Nephew. He was a Managing Director of two different divisions of Smith & Nephew from 1982 to 1990. Prior to that time, he worked at American Hospital Supply Corporation. Mr. Cross earned a diploma in medical technology from Sydney Technical College in Sydney, Australia and studied business at the University of Cape Town in Cape Town, South Africa.

        Vickie L. Capps—Executive Vice President, Chief Financial Officer and Treasurer.    Ms. Capps was appointed Executive Vice President, Chief Financial Officer and Treasurer of DJO and DJOFL as of the effective date of the DJO Merger. Ms. Capps is also responsible for managing our international business. Prior to the DJO Merger, Ms. Capps served as the Executive Vice President, Chief Financial Officer and Treasurer of DJO Opco since July 2002. From September 2001 until July 2002, Ms. Capps was employed by AirFiber, a privately held provider of broadband wireless solutions, where she served as Senior Vice President, Finance and Administration and Chief Financial Officer. From July 1999 to July 2001, Ms. Capps served as Vice President of Finance and Administration and Chief Financial Officer for Maxwell Technologies, Inc., a publicly traded technology company. From 1992 to 1999, Ms. Capps served in various positions, including Chief Financial Officer, with Wavetek Wandel Goltermann, Inc., a multinational communications equipment company. Ms. Capps also served as a senior audit and accounting professional for Ernst & Young LLP from 1982 to 1992. Ms. Capps is a California Certified Public Accountant and received a B.S. degree in business administration/accounting from San Diego State University. Ms Capps currently serves on the board of directors and is a member of the audit committee and chairperson of the nominating and governance committee of SenoRx, Inc., a publicly traded medical device company.

        Luke T. Faulstick—Executive Vice President and Chief Operating Officer.    Mr. Faulstick was appointed President, Global Operations as of the effective date of the DJO Merger and his title was changed to Executive Vice President and Chief Operating Officer in May 2008. Previously, Mr. Faulstick served as Chief Operating Officer of DJO Opco from March 2006 to November 2007, Senior Vice President of Operations from August 2003 to March 2006 and Vice President of Operations from August 2001 to August 2003. From 1998 to June 2001, Mr. Faulstick served as General Manager for Tyco Healthcare. From 1996 to 1998, Mr. Faulstick served as Plant Manager for Mitsubishi Consumer Electronics. In 1994, he started a contract manufacturing business that supplied products to the medical, electronic and photographic industries. Mr. Faulstick began his career in 1985 working for Eastman Kodak Company in Rochester New York where he held various positions in Engineering, Marketing, and Product Research and Development. He currently serves on the board of directors of Power Partners, Inc., a privately held power transmission manufacturer. Mr. Faulstick received a B.S. in engineering from Michigan State University and an M.S. in engineering from Rochester Institute of Technology.

        Donald M. Roberts—Executive Vice President, General Counsel and Secretary.    Mr. Roberts was appointed Executive Vice President, General Counsel and Secretary of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Roberts served as Senior Vice President, General Counsel and Secretary of DJO Opco since December 2002. From 1994 to December 2002, Mr. Roberts served as Vice President, Secretary and General Counsel for Maxwell Technologies, Inc., a publicly held technology company. Previous to that, he was with the Los Angeles—based law firm of Parker, Milliken, Clark, O'Hara & Samuelian for 21 years. Mr. Roberts was a shareholder in the firm, having served as partner in a predecessor partnership. Mr. Roberts received his undergraduate degree in political science from Yale University and earned his J.D. at the University of California, Berkeley, Boalt Hall School of Law.

        Thomas A. Capizzi—Executive Vice President, Global Human Resources.    Mr. Capizzi was appointed Executive Vice President, Global Human Resources of DJO and DJOFL as of the effective date of the DJO Merger. Prior to the DJO Merger, Mr. Capizzi served as Senior Vice President, Human Resources of DJO Opco since July 2007. From 2001 to July 2007, Mr. Capizzi served as Vice President, Worldwide Human Resources & Administration for Magellan GPS a Consumer Electronics Company. Previous to that from 1999 to 2001, he was Vice President, HR, Chief Administrative Officer for PCTEL a publicly held Telecommunications and Modem Technology Company. From 1997 to 1999 he served as Corporate Vice President, Human Resources for McKesson a Medical Distribution and Pharmaceutical Solution company. Mr. Capizzi has held various other Human Resources Management positions in companies such as Charles Schwab, Genentech, PepsiCo and The Hertz Corporation. Mr. Capizzi brings well over 25 years of Human Resources experience. Mr. Capizzi received his undergraduate degree in Psychology and Philosophy from Cathedral College/St. John University and his post graduate work in Organizational Development from the New School.

        Stephen Murphy—Executive Vice President, Sales and Marketing, International Commercial Business.    Mr. Murphy was appointed Executive Vice President, Sales and Marketing, International Commercial Business of DJO in September 2009. Prior to September 2009, Mr. Murphy served as Senior Vice President, International Sales and Marketing of DJO since the DJO Merger and before that in various international positions with DJO Opco since August 2001. Prior to this, Mr. Murphy served in similar positions with DonJoy, L.L.C., since June 1999 and served in various international sales and marketing positions since 1992 with affiliates of DonJoy, L.L.C.'s predecessor, Smith & Nephew, Inc., assuming responsibility first for the Medical Business of Smith & Nephew in Ireland and later for the international business of the S&N Homecraft Rehabilitation business, based in England. Mr. Murphy began his career as an accountant with Smith & Nephew Ireland in 1991. He is a Chartered Management Accountant and completed his studies at the Accountancy and Business College in Dublin in 1991.

        Andrew Holman—Executive Vice President, Sales and Marketing, U.S. Commercial Businesses.    Mr. Holman was appointed Executive Vice President, Sales & Marketing, U.S. Commercial Businesses in September 2009. Prior to that, Mr. Holman served as President, Americas for the Orthopaedics Division of Smith & Nephew from October 2007 to June 2009. He served as General Manager, Americas of the Reconstructive Joint Division of Smith & Nephew from October 2006 to October 2007, and was the U.S. Vice President of Sales of the Reconstructive Joints Division from October 2005 to September 2006. Prior to that, Mr. Holman served as U.S. Vice President of Sales for Codman & Shurtleff, Inc, a division of Johnson & Johnson from April 2003 to October 2005. He also served as U.S. Director of Sales for Codman & Shurtleff, Inc, a division of Johnson & Johnson from April 2001 to April 2003. From July 2000 to April 2001, Mr. Holman served as a Product Manager for Codman & Shurtleff. Prior to his tenure at Johnson & Johnson, Mr. Holman served in various sales, sales management and marketing roles at Boston Scientific Corporation in the Microvasive Urology Division. His experience in sales began with three years as a direct sales representative for Xerox Corporation. Mr. Holman graduated Magna Cum Laude from Rollins College with a B.S. in Psychology.

        Chinh E. Chu—Chairman of the Board.    Mr. Chu became one of DJO's directors and one of our managers immediately after the completion of the Prior Transaction and became Chairman of the Board in January 2009. Mr. Chu is a senior managing director of The Blackstone Group. An affiliate of The Blackstone Group owns substantially all of the capital stock of DJO. Since joining Blackstone in 1990, Mr. Chu has led the execution of Blackstone's investments in Healthmarkets, Inc., SunGuard Data Systems Inc., Nalco, Celanese, Nycomed and LIFFE. He has also been involved in the execution of Blackstone's investments in Graham Packaging, Sirius Satellite Radio, StorageApps, Haynes International, Prime Succession/Rose Hills, Interstate Hotels, HFS and Alco Holdings. Before joining Blackstone, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. Mr. Chu currently serves on the boards of directors of Catalent, Graham Packaging, SunGard Data Systems Inc., Healthmarkets, Inc, Bayview Financial Holdings, Bank United Financial Corporation and Alliant Insurance Services. Mr. Chu was formerly a director of Celanese Corporation and Financial Guaranty Insurance Company.

        Julia Kahr—Director.    Ms. Kahr became one of DJO's directors and one of our managers immediately after the completion of the Prior Transaction. Ms. Kahr is currently a principal of The Blackstone Group. Before joining Blackstone in 2004, Ms. Kahr was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including financial services, pharmaceuticals, media and entertainment, and consumer goods. Ms. Kahr is a director of Summit Materials. Ms. Kahr is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998.

        Sidney Braginsky—Director.    Mr. Braginsky became one of DJO's directors on December 14, 2006. Mr. Braginsky has been President, Chief Executive Officer and Chairman of the Board of Atropos Technology, LLC since July 2000. Mr. Braginsky also serves a director of Double D (Devices and Diagnostics), a Venture Capital Fund and is Chairman and CEO of Digilab LLC, a molecular spectroscopy division acquired by Atropos in 2001. Double D and Digilab LLC are both affiliated with Atropos Technology, LLC. Before joining Atropos, Mr. Braginsky served as President of Olympus America, Inc. where he built a large business focused on optical products. Prior to Olympus America, Mr. Braginsky served as President and Chief Operating Officer of Mediscience Technology Corp., a designer and developer of diagnostic medical devices for cancer detection. Mr. Braginsky currently serves on the board of directors and audit committees of Diomed Holdings, Inc., Electro—Optical

Sciences, Inc., Geneva Acquisition Corp and Invendo Medical GmbH. Mr. Braginsky formerly served on the board of directors of Noven Pharmaceuticals, Inc.

        Bruce McEvoy—Director.    Mr. McEvoy became one of DJO's directors in August 2007. Mr. McEvoy is a principal of The Blackstone Group. Before joining Blackstone in 2006, Mr. McEvoy worked as an Associate at General Atlantic from 2002 to 2004 and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy currently serves on the boards of directors of Catalent, RGIS Inventory Services, Performance Food Group and SeaWorld Parks and Entertainment. Mr. McEvoy formerly served on the board of Vistar.

        Phillip J. Hildebrand—Director.    Mr. Hildebrand became one of DJO's directors in December 2008. Mr. Hildebrand serves as President, Chief Executive Officer and a director of HealthMarkets, Inc., a company in which affiliates of The Blackstone Group own a 55.6% equity interest. Mr. Hildebrand is also Chairman, President and Chief Executive Officer of The MEGA Life and Health Insurance Company, Mid—West National Life Insurance Company of Tennessee, The Chesapeake Life Insurance Company, Fidelity First Insurance Company and Insphere Insurance Solutions, Inc. Before joining HealthMarkets, Mr. Hildebrand served in several senior management positions during his 33 years at the New York Life Insurance Company, retiring in 2008 as Vice Chairman.

        Lesley Howe—Director.    Mr. Howe became one of DJO's directors in January 2009. Mr. Howe has over 40 years of financial accounting and management experience. He was with KPMG for 30 years until his retirement as Area Managing Partner/Managing Partner of that firm's Los Angeles office. From 2001 until its sale in 2007, Mr. Howe served as CEO of Consumer Networks LLC, a privately owned San Diego based internet marketing firm. Mr. Howe served on the Board of Directors of DJO Opco from October 2002 to the date of the DJO Merger. Mr. Howe currently serves on the boards of directors of NuVasive, Inc., Volcano Corporation, P.F. Chang's China Bistro Inc. and Jamba Inc.

        Paul LaViolette—Director.    Mr. LaViolette became one of DJO's directors in January 2009. Mr. LaViolette is a Venture Partner with SV Life Sciences, a capital advisor and manger in the human life sciences sector. Mr. LaViolette served as Chief Operating Officer of Boston Scientific Corporation, a worldwide leader in less invasive medical devices, from 2004 until the end of 2008. Prior to 2004, Mr. LaViolette held marketing and general management positions at CR Bard, and various marketing roles at The Kendall Company, at that time a subsidiary of Colgate Palmolive. He currently serves on the boards of directors of TranS1, Inc., Tjoratec Corp., DirectFlow Medical, Inc. and Conceptus Incorporated. He previously served on the board of directors and on the Executive Committee of the Advanced Medical Technology Association (ADVAMED), the world's largest medical technology association as well as on the boards of directors of Urologix, Inc. and Percutaneous Valve Technologies, Inc.

Corporate Governance Matters

        Background and Experience of Directors.    When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the DJO Board of Directors (the "Board") to satisfy its oversight responsibilities effectively in light of DJO's business and structure, the DJO Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth immediately above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of DJO's business. In particular, the members of the DJO Board of Directors considered the following important characteristics: (i) Mr. Chu, Ms. Kahr and Mr. McEvoy are representatives appointed by The Blackstone Group, our principal stockholder and have significant financial and investment experience from their involvement in Blackstone's investment in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) our Chief Executive Officer, has extensive experience in the orthopedic device industry and in executive management, and (iii) our outside directors have a diverse background of management, accounting and financial experience from the healthcare and medical device industries, as well as other industries: Specifically, Mr. Howe, is the Chairman of our Audit Committee and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act, by virtue of his years of experience with a major auditing firm, as well as in various senior management and board positions; Mr. Braginsky, brings both financial and management experience in a diverse range of businesses, as well as audit and board service; Mr. Hildebrand, brings extensive management and board level experience in the healthcare and insurance industries; and Mr. LaViolette, brings extensive experience from management positions in life sciences, medical device and related businesses, as well as service on the board of public and private companies and on the board of ADVAMED, the world's largest medical technology association.

        In recommending directors, our Board of Directors considers the specific background and experience of the Board members and other personal attributes in an effort to provide a diverse mix of capabilities, contributions and viewpoints which the Board believes enables it to function effectively as the Board of Directors of a company with our size and nature of business.

        Board Leadership Structure.    Our Board of Directors is led by the Chairman of the Board, who is a representative of our principal stockholder. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate for a company of the size and nature of DJO.

        Role of Board in Risk Oversight.    The Board of Directors has extensive involvement in the oversight of risk related to the company and its business. The Audit Committee of the Board plays a key role in representing and assisting the Board in discharging its oversight responsibility relating to the accounting, reporting and financial practices of the company, including the integrity of our financial statements, the surveillance of administrative and financial controls and the company's compliance with legal and regulatory requirements. Through its regular meetings with management, including legal, regulatory, compliance and internal audit functions, the Audit Committee reviews and discusses all of the principal functions of our business and updates the Board of Directors on all material matters.

        Audit Committee.    Until January 2009, our Audit Committee consisted of three appointed Directors, Mr. Braginsky (Chairman), Ms. Kahr and Mr. McEvoy. In January 2009, Mr. Howe was appointed to the Audit Committee and selected to serve as Chairman of that Committee. As a privately held company, our Audit Committee is not required to be composed of only independent directors. We believe that Messrs. Howe and Braginsky each meet the definition of an independent director under the Rules of the New York Stock Exchange. Our Board of Directors has determined that Mr. Howe is an "audit committee financial expert" as defined in SEC Regulation S-K Item 407 (d)(5)(ii). Our Board of Directors also believes that the other members of the Audit Committee have requisite levels of financial literacy and financial sophistication to enable the Audit Committee to be effective in relation to the purposes outlined in its charter and in light of the scope and nature of our business and financial statements.

        Compensation Committee.    The Compensation Committee of the DJO Board consists of three appointed Directors, Mr. Chu, Ms. Kahr, and Mr. McEvoy. Because DJO is a privately held company, the Compensation Committee is not required to be composed of independent directors.

        Code of Ethics.    Our Business Ethics Policy and Code of Conduct, Code of Conduct for the Board of Directors, and Code of Ethics for the Chief Executive Officer and Senior Executives and Financial Officers are available, free of charge, on the Company's website at www.DJOglobal.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this prospectus. We will post any amendments to the Code of Ethics, and any waivers that are required to be disclosed by the SEC rules on our website within the required time period. We will also provide copies of these documents, free of charge, to any securityholder upon written request to: Director, Investor Relations, DJO Incorporated, 1430 Decision Street, Vista, California 92081-8553.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

        The following Compensation Discussion and Analysis describes the objectives of our executive Compensation Program and the material elements of compensation for our executive officers identified under "Executive Compensation—Summary Compensation Table" (the "Named Executive Officers" or "NEOs"), along with the role of the Compensation Committee of the DJO Board of Directors (the "Compensation Committee") in reviewing and making decisions regarding our executive compensation program.

Role of the Compensation Committee in Establishing Compensation

        The Compensation Committee establishes salaries and reviews benefit programs for the Chief Executive Officer ("CEO") and each of our other executive officers; reviews and approves our annual incentive compensation for management employees; reviews, administers and grants stock options under our employee stock option plan; advises the DJO Board and makes recommendations with respect to plans that require Board approval; and approves employment agreements with our executive officers. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, and analysis of compensation practices in industries where we compete for experienced senior management. The Compensation Committee reviews our compensation programs and philosophy regularly, particularly in connection with its evaluation and approval of changes in the compensation structure for a given year. The Compensation Committee met seven times during 2009. Five of the seven meetings were in conjunction with the DJO Board and the other two meetings included only Compensation Committee members. The CEO makes recommendations for the salaries for executive officers other than himself and reviews such recommendations with the Compensation Committee.

Objectives of Our Compensation Program

        Our executive compensation program is designed to attract, retain, and reward talented senior management who can contribute to our growth and success and thereby build long-term value for our stockholders. We believe that an effective executive compensation program is critical to our long-term success. By having an executive compensation program that is competitive with current market practice and focused on driving superior and enduring performance, we believe we can align the interests of our executive officers with the interests of stockholders and reward our executive officers for successfully improving stockholder returns. Our compensation program has the following objectives:

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  Attract and retain talented senior management to ensure our future success;

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  Encourage a pay-for-performance mentality by directly relating variable compensation elements to the achievement of financial and strategic objectives;

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  Promote a direct relationship between executive compensation and the interests of our stockholders, with long-term incentive compensation that links a significant portion of executive compensation to our sustained performance through stock option and restricted stock awards; and

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  Structure a compensation program that appropriately rewards our executive officers for their skills and contributions to our company based on competitive market practice.

The Elements of Our Executive Compensation Program

        The elements of our executive compensation program are as follows:

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  Base salary;

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  Annual and quarterly cash incentive compensation (performance-based bonuses, with bonus of up to 60% of base salary for achieving target goals and with a supplemental bonus of up to an additional 60% of base salary for achieving enhanced goals.);

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  Equity-based awards (stock options); and

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  Other benefits.

        Base Salary.    Base salaries provide a fixed form of compensation designed to reward an executive officer's core competence in his or her role. The Compensation Committee determines base salaries by taking into consideration such factors as competitive industry salaries; the nature of the position; the contribution and experience of the officers; and the length of service.

        Annual and Quarterly Cash Incentive Compensation.    Performance-based cash incentive compensation is provided to motivate our executive officers for each quarter and for the full year to pursue objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the DJO Board has set for our company.

        Following the DJO Merger in 2007, the Compensation Committee adopted a bonus plan which reflected the significant increase in size and changes in structure of the Company. This new bonus plan was effective on January 1, 2008 (the "Bonus Plan"). The basic structure of the Bonus Plan was intended to remain in effect from year to year, although the financial targets would be separately established for each year.

        In February 2009, the Compensation Committee approved the bonus plan for 2009 ("2009 Bonus Plan") for the executive officers of the Company based upon the structure of the Bonus Plan that was previously approved in 2008, with certain modifications to the financial metrics used for determining whether the performance bonus portion has been met. Under the 2009 Bonus Plan, each executive officer had an opportunity to earn up to 60% of such executive's annual base salary as a target bonus ("Target Bonus"), with 50% of the annual bonus earned based on certain quarterly financial results and the remaining 50% earned based on the overall 2009 financial results. The portion of the bonus that could be earned in each of the fiscal quarters was divided among the four quarters in proportion to the budgeted quarterly contribution of the particular quarter to the annual 2009 budgeted amount of each of the financial performance goals described below. The 2009 Bonus Plan contained quarterly and annual Adjusted EBITDA goals that determined whether 60% of the Target Bonus was earned; quarterly and annual operating free cash flow goals that determined whether 20% of the Target Bonus was earned; and quarterly and annual revenue goals that determined whether the remaining 20% of the Target Bonus was earned. At the end of each quarter and the full year, the bonus opportunity was determined based on whether the applicable financial targets were met, and if one or more such targets were met, the available portion of the target bonus would be paid. The Compensation Committee retains the discretion to reduce an executive's bonus if the executive failed to achieve individual performance goals. The 2009 Bonus Plan provided for the payment of as little as 40% of the Target Bonus if the Company's financial performance fell short of the applicable goal by less than 2.5% for revenue, 5% for operating free cash flow and 6.5% for Adjusted EBITDA ("Threshold Bonus"). Likewise, the 2009 Plan provided for the payment of an additional supplemental bonus ("Supplemental Bonus") of up to 100% of the Target Bonus if the Company's financial performance exceeded the applicable goal by up to 2.5% of revenue, 5% of operating free cash flow and 6.5% of Adjusted EBITDA. The effects of foreign currency translation were excluded from the financial calculations under the 2009 Bonus Plan, and if one or more quarterly bonuses had been paid but the Company's annual adjusted EBITDA for 2009 fell below a minimum amount, the executive officers would be required to repay all such quarterly bonuses that had previously been paid during 2009.

        The Compensation Committee selected revenue, Adjusted EBITDA and free cash flow as the relevant company-wide performance criteria for the 2009 Bonus Plan because the Compensation Committee believes that these criteria are consistent with the metrics by which the DJO Board measures the overall goals and long-term strategic direction for DJO. Further, these criteria are closely related to or reflective of DJO's financial and operational improvements, growth and return to shareholders. Revenue growth is a critical metric for enhancing the value of our Company. Adjusted EBITDA is an important non-GAAP valuation tool that potential investors use to measure our Company's profitability and liquidity against other companies in our industry. Adjusted EBITDA, for the purposes of the Bonus Plan, was calculated as earnings before interest, income taxes, depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items pursuant to the definition of consolidated EBITDA contained in the credit agreement for our Senior Secured Credit Facility, excluding forward cost savings as determined by the Board of Directors. Free cash flow is another non-GAAP measurement tool that our management uses to assess how well we are achieving our goal of reducing our outstanding debt over time, which also contributes to creation of value for our shareholders and creditors. Free cash flow, for the purposes of the Bonus Plan, was calculated as Adjusted EBITDA, as defined above, less capital expenditures, and adjusted for changes in operating working capital. In establishing the performance criteria for the 2009 Bonus Plan, the Compensation Committee set the revenue, Adjusted EBITDA and free cash flow targets to reflect growth over 2008 of 6.6%, 25.3% and 18.9%, respectively. As a result of actual performance in 2009, revenue, Adjusted EBITDA and free cash flow were 0%, 18.4%, and 28.3% of the application performance target, respectively, resulting in no bonuses for revenue, 93.6% of the Target Bonus for Adjusted EBITDA and 100% of the Target Bonus for free cash flow.

        In February 2010, the Compensation Committee approved the bonus plan for 2010 (the "2010 Bonus Plan") for the executive officers of the Company based on a structure similar to the 2009 Bonus Plan, with the following terms. The financial metrics were simplified in the 2010 Bonus Plan to 50% of the Target Bonus based on meeting Adjusted EBITDA targets and 50% based on meeting revenue targets. Given the over achievement related to the free cash flow metric in 2009, the 2010 performance metrics reflect the Compensation Committee's desire to focus management exclusively on growth in revenue and Adjusted EBITDA. One-half of the Target Bonus will be based on full-year performance and one-half on quarterly performance, with each quarter representing 25% of the quarterly bonus opportunity. The revenue and Adjusted EBITDA targets would result in growth in revenue and Adjusted EBITDA of approximately 8% and 10%, respectively. A minimum bonus of 40% of Target Bonus can earned if the Company's growth for either or both of revenue or Adjusted EBITDA is at least approximately 4% and 6%, respectively. For the full year only, an additional Supplemental Bonus of up to 100% of the Target Bonus could be earned if the Company's growth for either or both of revenue or Adjusted EBITDA is at least approximately 10% and 15%, respectively.

        Retention Bonus.    In connection with the DJO Merger, each of our executive officers (other than Mr. Holman who was not an executive officer at the time) entered into an agreement to receive a retention bonus, of which 50% was paid in January 2008 and 50% was paid in January 2009. The terms of the retention bonus agreement required each executive officer to repay the retention bonus received if his or her employment with us was terminated prior to January 1, 2009, the date through which the bonus was earned, other than by reason of death, disability, or a termination by us without cause. All of the NEOs served through December 31, 2008 and received their full retention bonus.

        Equity Compensation.    In connection with the DJO Merger, the Compensation Committee adopted the 2007 Incentive Stock Plan (the "2007 Incentive Stock Plan"). The purpose of the 2007 Incentive Stock Plan was to promote the interests of us and our shareholders by enabling selected key employees to participate in our long-term growth by receiving the opportunity to acquire shares of DJO common stock and to provide for additional compensation based on appreciation in DJO common stock. The 2007 Incentive Stock Plan provides for the grant of stock options and other stock-based awards to key employees, directors and consultants, including the executive officers. In addition, DJO adopted a form of stock option agreement (the "DJO Form Option Agreement") for awards under the 2007 Incentive Stock Plan. Under the DJO Form Option Agreement, one-third of the stock options will vest over a specified period of time (typically five years) contingent solely upon the awardee's continued employment with us. Another one-third of the stock options will vest over a specified performance period (typically five years) from the grant date upon the achievement of pre-determined performance targets over time, consisting of Adjusted EBITDA and free cash flow as defined above. Prior to the amendments in March 2009 to the DJO Form Option Agreement and outstanding options described below, the final one-third of the options were scheduled to vest based upon achieving a higher level of such Adjusted EBITDA and free cash flow performance targets. The DJO Form Option Agreement includes certain forfeiture provisions upon an awardee's separation from service with us. The Compensation Committee determines whether to grant options and the exercise price of the options granted. The Committee has broad discretion in determining the terms, restrictions and conditions of each award granted under the 2007 Incentive Stock Plan, provided that no options may be granted after November 20, 2017 and no option may be exercisable after ten years from the date of grant. All option awards granted under the 2007 Incentive Stock Plan have an exercise price equal to the fair market value of DJO's common stock on the date of grant. Fair market value is defined under the 2007 Incentive Stock Plan to be the closing market price of a share of DJO's common stock on the date of grant or if no market price is available, the fair market value as determined by the Board of Directors. The Compensation Committee retains the discretion to make equity awards at any time in connection with the initial hiring of a new employee, for retention purposes, or otherwise. We do not have any program, plan or practice to time annual or ad hoc grants of stock options or other equity-based awards in coordination with the release of material non-public information or otherwise. The 2007 Incentive Stock Plan may be amended or terminated at any time by the DJO Board. However, any amendment that would require shareholder approval in order for the 2007 Incentive Stock Plan to continue to meet any applicable legal or regulatory requirements will be effective only if it is approved by DJO's shareholders. A total of 7,500,000 shares of DJO common stock are authorized for issuance under the 2007 Incentive Stock Plan. Equity awards under the 2007 Incentive Stock Plan may be in the form of options or other stock-based awards. Options can be either incentive stock options or non-qualified stock options.

        In connection with the DJO Merger, certain members of DJO Opco management were permitted to exchange a portion of their DJO Opco stock options for options to purchase an aggregate of 1,912,577 shares of DJO common stock granted under the 2007 Incentive Stock Plan on a tax-deferred basis (the "DJO Management Rollover Options"). The exercise price and number of shares underlying such options were each adjusted in proportion to the relative market values of DJO Opco's and DJO's common stock upon the closing of the DJO Merger. All of the DJO Management Rollover Options were fully vested and remained subject to the same terms as were applicable to the original options.

        In February 2008, we granted options for a total of 1,676,610 shares ("Options") under the 2007 Stock Incentive Plan to our executive officers who are NEOs, Mr. Cross, Ms. Capps, Mr. Roberts, Mr. Faulstick, and Mr. Capizzi. The Options have a term of ten years from the date of grant and an exercise price of $16.46 per share. When granted, the Options initially provided for vesting in accordance with the following schedule: (a) one-third of each stock option grant constituted, and may be purchased pursuant to the provisions of the Time-Based Tranche (defined below), (b) one-third of each stock option grant constituted and may be purchased pursuant to the provisions of the Performance-Based Tranche (defined below), and (c) one-third of each stock option grant constituted and may be purchased pursuant to the provisions of the Enhanced Performance-Based Tranche (defined below). As described below, in March 2009 and again in March 2010, the Compensation Committee amended the performance-based vesting provisions of the Options. The Options became exercisable with respect to 25% of the Time-Based Tranche on December 31, 2008 and became exercisable with respect to 20% of the Time-Based Tranche on December 31, 2009. The Options will become exercisable with respect to 18.33% of the Time-Based Tranche on each of December 31, 2010 and 2011, and 18.34% on December 31, 2012 if such optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. As initially granted, each of the Performance-Based Tranche and Enhanced Performance-Based Tranche contained Adjusted EBITDA and free cash flow targets, with the Enhanced Performance-Based Tranche requiring greater performance than the Performance-Based Tranche. Prior to the 2009 amendment and 2010 amendment (as described below), the optionee was entitled to earn the right to exercise the Option to purchase 25% of the Performance-Based Tranche or both the Performance-Based Tranche and Enhanced Performance-Based Tranche on December 31, 2008 and 20% of each of those two tranches on December 31, 2009 if the applicable performance targets were achieved, and would earn the right to exercise the option to purchase 18.33% of the Performance-Based Tranche or both the Performance-Based Tranche and Enhanced Performance-Based Tranche on each of December 31, 2010 and 2011, and 18.34% of the Performance-Based Tranche or both the Performance-Based Tranche and Enhanced Performance-Based Tranche on December 31, 2012, if the applicable performance targets are achieved as of such dates, and provided that the optionee remains employed with us or any of our subsidiaries or affiliates as of each such date. The optionee may earn 80% of the annual portion of a given performance tranche upon achievement of an established threshold "base case" for Adjusted EBITDA and free cash flow. The Adjusted EBITDA and free cash flow targets established by the Compensation Committee for vesting purposes as described above represent, for the Performance-Based Tranche, reasonably challenging performance criteria in the judgment of the Compensation Committee, particularly in light of the significant integration challenges and synergy goals relating to the DJO Merger. As initially granted, meeting the criteria for the Enhanced Performance-Based Tranche was determined to be difficult and would require superior performance by the Company's management. As initially granted, the financial targets for the Performance-Based Tranche and Enhanced Performance-Based Tranche were not met for 2008.

        Changes to 2008 Option Awards.    In March 2009, the Compensation Committee determined that it would be in the best interests of our Company and its shareholders to make certain modifications to the Options that were granted in 2008 to the NEOs and other members of management to reflect the significant challenges faced by management and our Company in connection with the integration activities associated with the DJO Merger and as a result of the severe economic environment. The Compensation Committee also desired to broaden management's focus to include certain measures of longer-term shareholder value. As a result, the Compensation Committee made the following modifications to the outstanding Options and to the DJO Form Option Agreement:

  1.
  No changes were made to the Time-Based Tranche.

  2.
  The performance conditions for the portion of the Options within the Performance-Based Tranche that would vest based on 2009 financial performance were modified to require achievement of Adjusted EBITDA and free cash flow targets that were established in February 2009 in connection with the Company's 2009 budget process and are the same as the Bonus Target for 2009 for Adjusted EBITDA and free cash flow. As with the original terms of such Options, the optionees may earn 80% or more of such portion of options upon achievement of at least 93.5% of the budgeted Adjusted EBITDA and 95% of the free cash flow targets for 2009. The financial targets for the Performance-Based Tranches for years 2010-2012 remain unchanged.

  3.
  The vesting provisions of the Performance-Based Tranche were modified to provide that upon achievement of the partial or total annual target for a given year, resulting in partial or full vesting for that year, any portion of the tranche associated with prior years will also vest up to the percentage vested in the given year, to the extent not previously vested. For example, the financial targets for 2008 were not met, but the financial performance targets for 2009 were met at the 90% level, so in addition to vesting 90% of the 2009 Performance-Based Tranche, the 2008 Performance-Based Tranche also vested at the 90% level as of December 31, 2009.

  4.
  The financial performance targets for the entire Enhanced Performance-Based Tranche were replaced by targets with different financial metrics. These new targets require achievement of a minimum internal rate of return (IRR) and money on invested capital (MOIC) to be achieved by Blackstone following the sales of all or a portion of its shares of the Company's capital stock. Both the IRR and MOIC requirements must be achieved or none of the options in the Enhanced Performance-Based Tranche will vest. Achievement of the IRR and MOIC targets will also result in vesting of the portion of the Enhanced Performance-Based Tranche related to the 2008 annual targets which did not vest at the end of 2008. As a result of this amendment to the Enhanced Performance-Based Tranche, this tranche will now be referred to as the "Enhanced Market Return Tranche."

  5.
  The terms described above will also apply to any new options awarded under the 2007 Incentive Stock Plan; provided, however, the Compensation Committee will establish additional financial targets for succeeding years to allow for vesting of such options over a five year period.

        In March 2009, we granted options for 44,228, 33,202, and 33,202 shares under the 2007 Incentive Stock Plan to Messrs. Capizzi, Faulstick, and Roberts, respectively. These options have a term of 10 years from the date of grant and an exercise price of $16.46 per share with one-third of each option grant consisting of a Time-Based Tranche, a Performance-Based Tranche and an Enhanced Market Return Tranche. In the case of these options, the Time-Based Tranche vests with respect to 25% of the Time-Based Tranche one year from the date of grant, or March 7, 2010, 20% of the Time-Based Tranche on March 7, 2011, 18.33% of the Time-Based Tranche on each of March 7, 2012 and 2013, and 18.34% of the Time-Based Tranche on March 7, 2014. The Performance-Based Tranche vests based on the same performance conditions established for 2009-2012 for the amended 2008 option grants, with the addition of the financial targets for 2013 for the fifth performance year after the date of grant. The Enhanced Market Return Tranche has the same terms as the Enhanced Market Return Tranche described above for the amended 2008 option grant.

        Further Changes to 2008 and 2009 Option Awards.    In March 2010, the Compensation Committee authorized further revisions to the vesting provisions of options under the 2007 Incentive Stock Plan. These revisions will be reflected in option awards made after this action and will be reflected in amendments to outstanding options, including options granted to NEOs. The Compensation Committee first agreed with management's determination that the Adjusted EBITDA and free cash flow results for 2009 resulted in the vesting of approximately 90% of the shares included in the Performance-Based Tranche for 2009 for all outstanding options, and pursuant to the "catch-up" provision described in clause 3 above, also resulted in the vesting of approximately 90% of the shares included in the Performance-Based Tranche for 2008 for all outstanding options granted in that year. The Compensation Committee noted that the performance targets for 2009 had been modified as described in clause 2 above but that no modification had been made or was contemplated to be made for the performance targets for 2010 or beyond. Unless such targets were modified, the likelihood of the Company meeting the performance targets for 2010 or beyond was remote, and the Compensation Committee determined that these future targets under the Performance-Based Tranche, which had been designed at the time of the adoption of the 2007 Incentive Stock Plan, would not sufficiently incentivize executives because the likelihood of the Company meeting such targets was remote. The Compensation Committee determined that further modification of the future performance targets was not consistent with the purposes of the 2007 Incentive Stock Plan, and that a more appropriate measure for the vesting of this tranche was a measure similar to that adopted for the Enhanced Market Return Tranche described above in clause 4. Accordingly, for future option awards and for outstanding option awards, the vesting metrics for the former Performance-Based Tranche, which as a result of this amendment will now be referred to as the "Market Return Tranche", were established as a minimum internal rate of return (IRR) for Blackstone on its investment in the Company and a minimum return of money on invested capital (MOIC) for Blackstone on its investment in the Company. These investment return metrics, both of which must be satisfied for vesting to occur, will be similar to those established for the Enhanced Market Return Tranche and will apply to one-third of the shares covered by future option awards and to shares covered by the Market Return Tranche in outstanding options awards for the portion of this tranche that is subject to vesting for the years 2010 and beyond. Those portions of the Performance-Based Tranche of outstanding 2008 and 2009 option awards relating to performance in 2008 and 2009 that were not vested as described above based on the 2009 results were considered forfeited and returned to the available option pool under the 2007 Incentive Stock Plan.

        The option awards granted in 2008 and 2009 to our executive officers and other members of management contain change-in-control provisions that cause the option shares in the Time-Based Tranche to become immediately vested and exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. These change-in-control provisions will not result in accelerated vesting of the Market Return Tranche and the Enhanced Market Return Tranche, the vesting of which require achievement of IRR and MOIC targets following a liquidation by Blackstone of all or a portion of its equity investment in the Company.

        Other Benefits.    Other benefits to the executive officers include a 401(k) plan which covers the NEOs. We maintain the 401(k) plan for our employees, including our NEOs, because we wish to encourage our employees to save some percentage of their cash compensation, through voluntary deferrals, for their eventual retirement. We match employee deferrals. For the 2009 plan year, we made matching contributions equal to 100% of the first 1% and 50% of the next 5% of compensation deferred by employees (subject to Internal Revenue Service limits and non-discrimination testing). For the 2010 plan year, the employer contribution percentage will remain unchanged. DJO maintains a non-qualified deferred compensation plan for its most senior management. Under this non-qualified plan, an eligible executive may contribute up to 100% of his or her salary and bonuses to the plan and the amounts are held in trust and invested in a portfolio of mutual funds which correspond to the funds available under the 401(k) plan. DJO has the discretion to contribute matching contributions, but no such matching contributions have yet been made.

        Benefits Upon Termination of Employment.    None of the NEOs currently are parties to employment or severance agreements with the Company. The Compensation Committee does not contemplate entering into employment or severance agreements with the NEOs at this time.

Tax and Accounting Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, provides that compensation in excess of $1,000,000 paid to the CEO or to certain other executive officers of a public company will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). As a privately held company, we are no longer required to comply with Section 162 (m) to ensure tax deductibility of executive compensation.

Summary Compensation Table

        The following table sets forth summary information about the compensation during 2009, 2008 and 2007 for services rendered in all capacities by our Chief Executive Officer, Chief Financial Officer and

each of our three other most highly compensated executive officers. All of the individuals listed in the following table are referred herein collectively as the "Named Executive Officers" or "NEOs."

Name and Principal Position	Year	Salary(1)	Bonus(2)	Option Awards(3)		Non-Equity Incentive Plan Compensation(6)	All Other Compensation(7)	Total $
Leslie H. Cross	2009	$629,808	$—	$—		$247,981	$8,575	$886,364
Chief Executive Officer and	2008	625,000	800,000	1,577,585	(4)	336,511	8,050	3,347,146
Director	2007	60,135	248,438	1,327,352		—	—	1,635,925
Vickie L. Capps	2009	453,461	—	—		178,546	8,575	640,582
Executive Vice President, Chief	2008	450,000	800,000	1,296,549	(4)	181,538	8,050	2,736,137
Financial Officer and Treasurer	2007	35,740	118,125	703,687		—	—	857,552
Luke T. Faulstick	2009	403,077	—	185,650	(5)	158,708	8,575	756,010
Executive Vice President and	2008	400,000	700,000	1,152,491	(4)	174,492	8,050	2,435,033
Chief Operating Officer	2007	35,740	118,125	544,766		—	—	698,631
Donald M. Roberts	2009	302,308	—	139,366	(5)	119,031	8,575	569,280
Executive Vice President,	2008	300,000	500,000	702,295	(4)	145,400	8,050	1,655,745
General Counsel and Secretary	2007	31,202	103,125	568,066		—	—	702,393
Thomas A. Capizzi	2009	272,077	—	139,366	(5)	107,128	8,575	527,146
Executive Vice President,	2008	270,000	500,000	702,295	(4)	94,504	8,050	1,574,849
Global Human Resources	2007	31,250	56,456	—		—	—	87,706

(1)
Prior to the DJO Merger, all of the NEOs were employees of DJO Opco. Since none of the NEOs were employed by the Company prior to the DJO Merger, the amounts for 2007 represent salary earned from the date of the DJO Merger (November 20, 2007) through December 31, 2007.

(2)
Amounts shown in this column for 2008 consist of retention bonuses which were entered into in November 2007 with each of our executive officers in connection with the DJO Merger, of which 50% of the retention bonus was paid in January 2008 and 50% was paid in January 2009 and were contingent upon the executive's continued service through December 31, 2008. The amounts shown in this column for 2007 consist of bonuses that were paid during 2008 related to performance by DJO Opco under the 2007 DJO Opco bonus plan for the fourth quarter and full fiscal year.

(3)
The amounts shown in this column reflect the aggregate grant date fair value of the awards granted in the respective years, as determined in accordance with ASC Topic 718. Pursuant to SEC rule changes effective February 28, 2010, we are required to reflect the total grant date fair values of the option grants in the year of grant, rather than the portion of this amount that was recognized for financial statement reporting purposes in a given fiscal year, which was required under the prior SEC rules. These amounts may not correspond to the actual value that is ultimately realized by the NEOs. See Note 11 to our audited consolidated financial statements for a discussion of the relevant assumptions used in calculating the aggregate grant date fair value. The amounts in 2007 for Messrs. Cross, Roberts, and Faulstick and Ms. Capps represent the aggregate grant date fair value of the DJO Management Rollover Options, less the intrinsic value of vested DJO Opco options that each exchanged for the DJO Management Rollover Options in the following approximate amounts: Mr. Cross: $3.0 million, Ms. Capps: $2.0 million, Mr. Roberts: $1.0 million and Mr. Faulstick: $1.0 million. Additional information regarding grants awarded in 2009 is presented in the "Grants of Plan-Based Awards in 2009" table below.

(4)
The amounts shown for 2008 option awards include an amount related to the Performance-Based Tranche (prior to giving effect to the 2009 modification) because achievement of the performance conditions related to this tranche at the grant date was determined to be probable. However, the portion of the 2008 options included in the Enhanced Performance-Based Tranche was excluded because achievement of the performance conditions related to this tranche at the grant date was not deemed probable. If the achievement of the conditions to the Enhanced Performance-Based Tranche (without giving effect to 2009 modification) was probable, the aggregate grant date fair value of the 2008 options would have been: $2,366,377 for Mr. Cross, $1,944,821 for Ms. Capps, $1,728,732 for Mr. Faulstick, and $1,053,443 for each of Messrs. Roberts and Capizzi.

(5)
The amounts shown for 2009 option awards include an amount related to the Performance-Based Tranche because achievement of the performance conditions related to this tranche at the grant date was determined to be probable. However, the value attributable to the portion of the 2009 options included in the Enhanced Market Return Tranche, which has both a performance component and a market component, was excluded because achievement of the performance component related to this tranche at the grant date was not deemed probable. If the satisfaction of the performance component to Enhanced Market Return Tranche was determined to be probable, the aggregate grant date fair value of the 2009 options would have been: $206,878 for Mr. Faulstick and $155,303 for each of Messrs. Roberts and Capizzi.

(6)
The amounts shown in this column represent amounts earned in the respective year based on the results of the Bonus Plan; some of which was paid in the subsequent year.

(7)
These amounts represent matching contributions of $8,575 each by our Company to the accounts of each NEO in our Company's 401(k) plan.

Grants of Plan-Based Awards in 2009

        The following table sets forth certain information with respect to grants of plan-based awards made to the NEOs during 2009.

									All Other Option Awards: Number of Securities Underlying Options (#)
			Estimated Future Payouts Under Non Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
										Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($/Sh)(3)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Leslie H. Cross	1/1/2009	(1)	$151,154	$377,885	$755,770	—	—	—	—	$—	$—
Vickie L. Capps	1/1/2009	(1)	108,831	272,077	544,154	—	—	—	—	—	—
Luke T. Faulstick	1/1/2009	(1)	96,738	241,846	483,692	—	—	—	—	—	—
	3/7/2009	(2)	—	—	—	11,794	14,743	29,485	14,743	16.46	206,878
Donald M. Roberts	1/1/2009	(1)	72,554	181,385	362,770	—	—	—	—	—	—
	3/7/2009	(2)	—	—	—	8,854	11,067	22,134	11,068	16.46	155,303
Thomas A. Capizzi	1/1/2009	(1)	65,298	163,246	326,492	—	—	—	—	—	—
	3/7/2009	(2)	—	—	—	8,854	11,067	22,134	11,068	16.46	155,303

(1)
The amounts set forth in these rows under the column "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" represent the threshold, target and maximum bonus potential under the 2009 Bonus Plan. See discussion of "Threshold Bonus", "Target Bonus" and "Supplemental Bonus" in "Annual and Quarterly Cash Incentive Compensation" in "Compensation Discussion and Analysis" above for a description of the conditions for the 2009 Bonus Plan.

(2)
The share amounts set forth in these rows under the column "Estimated Future Payouts under Equity Incentive Plan Awards" represent the Performance-Based and Market Tranches of the options granted to the applicable NEO in March 2009, with the "Threshold" amounts representing 80% of the Performance-Based Tranche, the "Target" amount representing 100% of the Performance-Based Tranche and the "Maximum" amount representing the sum of the Performance-Based Tranche and the Market Tranches. The share amounts set forth in these rows under the column "All Other Option Awards; Number of Securities Underlying Options" represent the "Time-Based Tranche" of the options granted to the NEOs in March 2009. See "Compensation Discussion and Analysis—The Elements of Our Executive Compensation Program—Equity Compensation" for a description of the vesting conditions for these options.

(3)
The grant date fair value is the value of awards granted in 2009 as determined in accordance with ASC Topic 718.

 Outstanding Equity Awards at 2009 Fiscal Year-End

        The following table sets forth certain information regarding options held by each of the NEOs as of December 31, 2009. There were no restricted stock awards outstanding as of December 31, 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(5)	Option Exercise Price ($)	Option Expiration Date
Leslie H. Cross	138,723	(1)	89,282	(3)	258,994	16.46	2/21/2018
	213,700	(2)	—		—	13.10	5/12/2017
	82,427	(2)	—		—	12.91	4/3/2016
	4,530	(2)	—		—	8.29	12/9/2013
	188,724	(2)	—		—	8.29	12/9/2013
	43,351	(2)	—		—	7.00	12/8/2014

	671,455		89,282		258,994

Vickie L. Capps	114,011	(1)	73,377	(3)	212,855	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/11/2017
	48,846	(2)	—		—	12.91	4/3/2016
	69,785	(2)	—		—	8.29	12/9/2013
	6,075	(2)	—		—	8.29	12/9/2013
	15,725	(2)	—		—	8.29	12/9/2013
	6	(2)	—		—	7.00	12/8/2014
	76,315	(2)	—		—	7.00	12/8/2014
	5,342	(2)	—		—	7.18	2/26/2014

	427,691		73,377		212,855

Luke T. Faulstick	3,314	(1)	14,743	(4)	26,171	16.46	3/7/2019
	101,344	(1)	65,224	(3)	189,204	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/11/2017
	48,846	(2)	—		—	12.91	4/3/2016
	6,075	(2)	—		—	8.29	12/9/2013
	4,753	(2)	—		—	8.29	12/9/2013
	34,964	(2)	—		—	8.29	12/9/2013
	2,552	(2)	—		—	7.00	12/8/2014
	7,479	(2)	—		—	7.00	12/8/2014

	300,913		79,967		215,375

Donald M. Roberts	2,490	(1)	11,068	(4)	19,644	16.46	3/7/2019
	61,756	(1)	39,745	(3)	115,297	16.46	2/21/2018
	91,586	(2)	—		—	13.10	5/12/2017
	48,846	(2)	—		—	12.91	4/3/2016
	1,557	(2)	—		—	8.84	5/25/2015
	6,075	(2)	—		—	8.84	5/25/2015
	22,896	(2)	—		—	8.84	5/25/2015
	10,810	(2)	—		—	8.29	12/9/2013
	24,270	(2)	—		—	8.29	12/9/2013

	270,286		50,813		134,941

Thomas A. Capizzi	2,490	(1)	11,068	(4)	19,644	16.46	3/7/2019
	61,756	(1)	39,745	(3)	115,297	16.46	2/21/2018

	64,246		50,813		134,941

(1)
These amounts reflect (a) the number of shares underlying the "Time-Based Tranche" of options that are vested and exercisable which were granted in 2008 under the 2007 Incentive Stock Plan, and (b) the number of shares underlying the "Performance-Based Tranche" of options that have been earned (i.e., their performance conditions have been satisfied) for

  2008 and 2009 that were granted in 2009 and 2008 under the 2007 Incentive Stock Plan. No portion of the "Time-Based Tranche" of the options granted in 2009 were vested as of December 31, 2009. See footnote (4) below.

(2)
These amounts reflect the number of shares underlying the DJO Management Rollover Options which were fully vested upon issuance in connection with the DJO Merger.

(3)
These amounts reflect the number of shares underlying the "Time-Based Tranche" of options that are not vested and not exercisable which were granted in 2008 under the 2007 Incentive Stock Plan. These options reflect the remaining portion of the grant made in 2008 and vest as follows: 18.33% of the original grant vests on each of December 31, 2010 and December 21, 2011 and 18.34% of the original grant vests on December 31, 2012.

(4)
All of the shares underlying the "Time-Based Tranche" of options that were granted in 2009 under the 2007 Incentive Stock Plan are not vested and not exercisable as of December 31, 2009. These options vest as follows: 25% of the original grant date vests on March 7, 2010, 20% of the original grant vests on March 7, 2011, 18.33% of the original grant vests on each of March 7, 2012, and March 7, 2013 and 18.34% of the original grant vests on March 7, 2014.

(5)
The amounts set forth in this column reflect the number of shares underlying the "Performance-Based Tranche" and the "Market Tranche" of options that have not been earned (i.e., their performance conditions have not been satisfied).

Option Exercises and Stock Vested During 2009

        No options were exercised and no restricted stock awards vested during the year ended December 31, 2009 by or for our NEOs.

Non-Qualified Deferred Compensation for 2009

        Certain executives may defer receipt of part or all of their cash compensation under the DJO, LLC Executive Deferred Compensation Plan (the "Deferred Plan"), a plan established by DJO, LLC, a subsidiary of DJOFL. The Deferred Plan allows executives to save for retirement in a tax-effective way at minimal cost to DJO, LLC. Under this program, amounts deferred by the executive are deposited into a trust for investment and eventual benefit payment. The obligations of DJO, LLC under the Deferred Plan are unsecured obligations to pay deferred compensation in the future from the assets of the trust. Participants will have the status of unsecured general creditors with respect to the benefit obligations of the Deferred Plan, and the assets set aside in the trust for those benefits will be available to creditors of DJO, LLC in the event of bankruptcy or insolvency. Each participant may elect to defer under the Deferred Plan all or a portion of his or her cash compensation that may otherwise be payable in a calendar year. A participant's compensation deferrals are credited to the participant's account under the Deferred Plan and the trust. Each participant may elect to have the amounts in such participant's account invested in one or more investment options available under the Deferred Plan, which investment options are substantially the same investment options available to participants in DJO, LLC's 401(k) Savings Plan. The Deferred Plan also permits DJO, LLC to make contributions to the Deferred Plan, including matching contributions, at its discretion, but no such contributions have been made to date. To the extent that Company contributions are made to the Deferred Plan, the Committee may impose vesting criteria to aid in the employment retention of participants. A participant's eventual benefit will depend on his or her level of contributions, DJO, LLC's contributions, if any, and the investment performance of the particular investment options selected. The following table sets forth information for each of the Named Executive Officers who participated in DJO, LLC's Nonqualified Deferred Compensation Plan during 2009.

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings/ (Losses) in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year
Leslie H. Cross	$—	$—	$—	$—	$—
Vickie L. Capps	—	—	—	—	—
Luke T. Faulstick	—	—	—	—	—
Donald M. Roberts	42,783	—	32,806	—	145,529
Thomas A. Capizzi	—	—	—	—	—

(1)
Amounts deferred by the executive under the Deferred Plan have been reported as 2009 compensation to such executive in the "Salary" column in the Summary Compensation Table above. Amounts in the aggregate balance include amounts earned as compensation prior to the DJO Merger when Mr. Roberts was an executive officer of DJO Opco. Amounts included in aggregate earnings are not required to be included in Summary Compensation table above.

Potential Payments Upon Termination or Change-in-Control

        The NEOs are not party to any employment contracts or contracts or arrangements that provide for payment at, following, or in connection with any termination, including without limitation; resignation, severance, retirement, death or constructive termination of the NEO, or a change in control of the Company.

        The option awards granted in February 2008 and March 2009 to our executive officers and other members of management contain change-in-control provisions that cause the option shares in the Time-Based Tranche to become immediately vested and exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. These change-in-control provisions will not result in accelerated vesting of the Market Return Tranche and the Enhanced Market Return Tranche, the vesting of which require achievement of IRR and MOIC targets following a liquidation by Blackstone of all or a portion of its equity investment in the Company.

Compensation of Directors

        The Compensation Committee of the DJO Board reviews the compensation of our Directors on an annual basis. Our Board of Directors consists of eight persons: Chinh E. Chu, Julia Kahr, Bruce McEvoy, Leslie H. Cross, Sidney Braginsky, Phillip Hildebrand, Lesley Howe, and Paul LaViolette. Mr. Chu, Ms. Kahr and Mr. McEvoy are affiliated with Blackstone and are not compensated for serving as members of our Board of Directors. Mr. Cross is our Chief Executive Officer and is not separately compensated for serving as a member of the Board of Directors.

        The standard compensation package for directors who are not employed by the Company or by any Blackstone-controlled entity ("Eligible Directors"), namely Messrs. Braginsky, Hildebrand, Howe, and LaViolette, consists of an annual fee for each such director, a per meeting fee and stock option grants. Each of the Eligible Directors is paid an annual fee of $75,000. In addition, the Chairman of the Audit Committee receives an annual fee of $25,000 and the other members of the Audit Committee (who are Eligible Directors) receive an annual fee of $15,000. The Eligible Directors were also eligible for annual option awards under the 2007 Incentive Stock Plan. In February 2009, the Compensation Committee awarded Messrs. Braginsky, Hildebrand, Howe and LaViolette options to purchase 4,600 shares of Common Stock with an exercise price of $16.46 per share, which was determined to be the fair market value of such shares on the date of grant. These options are scheduled to vest in one-third annual increments beginning the first anniversary of the date of grant and any shares issued on exercise of such options will be subject to a Management Stockholders Agreement.

        The following table sets forth the compensation earned by our non-employee directors for their services in 2009:

	Directors Compensation for 2009
Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Chinh E. Chu	$—	$—	$—
Julia Kahr	—	—	—
Bruce McEvoy	—	—	—
Sidney Braginsky	90,000	28,963	118,963
Phillip Hildebrand	75,000	28,963	103,963
Lesley Howe	100,000	28,963	128,963
Paul LaViolette	75,000	28,963	103,963
Kenneth Davidson(2)	—	—	—
Paul Chapman(2)	—	—	—

(1)
Amounts shown for the option awards to Messrs. Braginsky, Hildebrand, Howe, and LaViolette reflect the aggregate grant date fair value of options granted in 2009 as determined in accordance with ASC Topic 718. A discussion of the relevant assumptions used in the valuation is contained in Note 11 to our audited consolidated financial statements contained in this prospectus. As of December 31, 2009, Messrs. Braginsky, Hildebrand, Howe, and LaViolette held a total of 11,450, 4,600, 4,600, and 4,600 stock options outstanding, respectively.

(2)
Messrs. Davidson and Chapman resigned as directors effective January 22, 2009.

Compensation Committee Interlocks and Insider Participation

        During 2009, our Compensation Committee consisted of three designees of Blackstone, Mr. Chu, Ms. Kahr and Mr. McEvoy. None of the members of the Compensation Committee is or has been an officer or employee of DJO. See "Certain Relationships and Related Transactions, and Director Independence" below for a description of certain agreements with Blackstone. None of our executive officers has served as a director or a member of the compensation committee (or other committee serving an equivalent function) of any other entity, which has one or more executive officers serving as a director of DJO or member of our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

        DJOFL is a wholly owned subsidiary of DJO, which owns all of our issued and outstanding capital stock. The following table sets forth as of March 5, 2010, certain information regarding the beneficial ownership of the voting securities of DJO by each person who beneficially owns more than five percent of DJO's common stock, and by each of the directors and NEOs of DJO, individually, and by our directors and executive officers as a group.

	Aggregate Number of Shares Beneficially Owned(1)
Name and Address of Beneficial Owner	Number of Issued Shares	Acquirable within 60 days(2)	Percent of Class
Grand Slam Holdings, LLC(3)	48,098,209	—	98.82%
Directors and Executive Officers
Leslie H. Cross	—	671,455	1.38%
President, Chief Executive Officer and Director
Vickie L. Capps	—	427,692	*
Executive Vice President, Chief Financial Officer and Treasurer
Donald M. Roberts,	—	273,051	*
Executive Vice President, General Counsel and Secretary
Luke T. Faulstick	—	304,598	*
Executive Vice President and Chief Operating Officer
Tom Capizzi	—	67,012	*
Executive Vice President, Global Human Resources
Chinh E. Chu	48,098,209	—	98.82%
Chairman of the Board(4)
Julia Kahr	—	—	—
Director(5)
Sidney Braginsky	—	5,281	*
Director
Bruce McEvoy	—	—	—
Director(5)
Phillip J. Hildebrand	—	1,518	—
Director
Lesley Howe	—	1,518	—
Director
Paul LaViolette	—	1,518	—
Director
All Directors and executive officers as a group	48,098,209	1,753,643	98.86%

*
Less than 1%

(1)
Includes shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)
Includes the number of shares that could be purchased by exercise of options on or within 60 days after March 5, 2010 under DJO's stock option plans. For the NEOs, this number includes the "DJO Management Rollover Options" which are fully vested and the portion of the "Time-Based Tranche" and "Performance-Based Tranche" of options that have vested or will vest in 60 days, but no portion of the "Market Tranche."

(3)
Shares of common stock of DJO held by Grand Slam Holdings, LLC ("BCP Holdings") may also be deemed to be beneficially owned by the following entities and persons: (i) Blackstone Capital Partners V L.P., a Delaware limited partnership ("BCP V"), Blackstone Family Investment Partnership V L.P., a Delaware limited partnership ("BFIP"), Blackstone Family Investment Partnership V-SMD L.P., a Delaware limited partnership ("BFIP-SMD"), and Blackstone Participation Partnership V L.P., a Delaware limited partnership ("BPP", and together with BCP V, BFIP and BFIP-SMD, the "Blackstone Partnerships"), which collectively own all of the equity in BCP Holdings; (ii) Blackstone Management Associates V L.L.C., a Delaware limited liability company ("BMA"), the general partner of BCP V; (iii) BCP V Side-by-Side GP L.L.C. ("BCP SBS"), the general partner of BFIP and BPP, (iv) Blackstone Family GP L.L.C., a Delaware limited liability company ("Family"), the general partner of BFIP-SMD, (v) BMA V L.L.C., a Delaware limited liability company ("BMA V"), the sole member of BMA; (vi) Blackstone Holdings III L.P. ("Holdings III"), a Québec société en commandite, the managing member of BMA V and the sole member of BCP SBS, (vii) The Blackstone Group L.P., a Delaware limited partnership ("BX"), the ultimate general partner of Holdings III, (viii) Blackstone Group Management L.L.C. ("Management LLC"), the general partner of BX and (iv) Stephen A. Schwarzman, the founding member and controlling person of Management LLC and Family. Mr. Schwarzman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of BCP Holdings and each of the entities and individuals listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(4)
Mr. Chu, a director of DJO, is a member of BMA V and a senior managing director of BX. The number of shares disclosed for Mr. Chu are also included in the above table in the number of shares disclosed for "Grand Slam Holdings, LLC." Mr. Chu disclaims beneficial ownership of any shares owned or controlled by BCP Holdings, except to the extent of his pecuniary interest therein.

(5)
Ms. Kahr and Mr. McEvoy are employees of BX but do not have any investment or voting control over the shares beneficially owned by BCP Holdings.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table provides information as of December 31, 2009 with respect to the number of shares to be issued upon the exercise of outstanding stock options under our 2007 Incentive Stock Plan, which is our only equity compensation plan and has been approved by the stockholders:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	6,880,342	14.69	619,658

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Management Stockholders Agreement

        All members of DJO's management who hold shares of DJO common stock or options to purchase DJO common stock are parties to a Management Stockholders Agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC ("BCP Holdings"), Blackstone Capital Partners V L.P. ("Blackstone"), certain of its affiliates, and such members of DJO's management, as amended by the First Amendment to Management Stockholders Agreement (the "Management Stockholders Agreement"). The Management Stockholders Agreement provides that upon termination of a management stockholder's employment for any reason, DJO and a Blackstone DJO Stockholder (as defined in the Management Stockholders Agreement) may collectively exercise the right to purchase all of the shares of DJO common stock held by such management stockholder within one year after such termination (or, with respect to shares purchased upon exercise of options after termination of employment, one year following such exercise). If a management stockholder is terminated for "cause" (as defined in the Management Stockholders Agreement), or voluntarily terminates their employment and such termination would have constituted a termination for "cause" if it would have been initiated by DJO, and DJO or a Blackstone DJO Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or "cost" for the management stockholder's callable shares. In the case of all other terminations of employment, the management stockholder would receive fair market value for such shares.

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO (or Blackstone), if DJO fails to exercise such right) on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a "qualified public offering" (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        On December 13, 2006, DJO, BCP Holdings, Blackstone and certain of its affiliates entered into a stockholders agreement with Sidney Braginsky, one of DJO's directors. The terms and conditions of the stockholders agreement with Mr. Braginsky are the same, in all material respects, as the management stockholders agreement described above. In addition, all parties receiving an award of stock options, including all DJO directors who have been granted options, automatically become parties to the Management Stockholders Agreement.

Transaction and Monitoring Fee Agreement

        In connection with the DJO Merger, on November 20, 2007, DJO and Blackstone Management Partners V L.L.C. ("BMP") amended and restated the transaction and monitoring fee agreement in existence at that time (the "Old Transaction and Monitoring Fee Agreement") between them, with effect from and after the closing of the DJO Merger (such agreement, as amended and restated, the "New Transaction and Monitoring Fee Agreement").

        Under the New Transaction and Monitoring Fee Agreement, DJO paid BMP, at the closing of the DJO Merger, a $15.0 million transaction fee and $0.6 million for related expenses. Also pursuant to this agreement, at the closing of the DJO Merger, DJO paid Blackstone Advisory Services, L.P., an affiliate of BMP ("BAS"), a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        Under the New Transaction and Monitoring Fee Agreement, BMP (including through its affiliates and representatives) will continue to provide certain monitoring, advisory and consulting services to DJO, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, for an annual monitoring fee which has been increased from $3.0 million to the greater of $7.0 million or 2.0% of consolidated EBITDA (as defined in the New Transaction and Monitoring Fee Agreement).

        The New Transaction and Monitoring Fee Agreement also provides, on substantially the same terms and conditions as the Old Transaction and Monitoring Fee Agreement, that:

  •
  at any time in connection with or in anticipation of a change of control of DJO, a sale of all or substantially all of its assets or an initial public offering of common stock of DJO or its successor, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the agreement, assuming a hypothetical termination date of the agreement to be the twelfth anniversary of such election;

  •
  the New Transaction and Monitoring Fee Agreement will continue until the earlier of the twelfth anniversary of the date of the agreement or such date as DJO and BMP may mutually agree; and

  •
  DJO will indemnify BMP and its affiliates, and their respective partners, members, shareholders, directors, officers, employees, agents and representatives from and against all liabilities relating to the services performed under the Old Transaction and Monitoring Fee Agreement or by the New Transaction and Monitoring Fee Agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates and their respective representatives of the services contemplated by, each such agreement.

Policy and Procedures with Respect to Related Person Transactions

        The Board of Directors has not adopted a formal written policy for the review and approval of transactions with related persons. However, all such transactions will be reviewed by the Board on an as-needed basis.

Director Independence

        As a privately held company, the DJO Board is not required to have a majority of its directors be independent. We believe that Messrs. Braginsky, Howe and LaViolette would be deemed independent directors according to the independence definition promulgated under the New York Stock Exchange listing standards.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

Overview

        On November 20, 2007, DJOFL entered into the Senior Secured Credit Facility with Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Credit Suisse, as administrative agent, and Bank of America, N.A., as syndication agent. The Senior Secured Credit Facility consists of a $1,065.0 million term loan facility maturing May 2014 and a $100.0 million revolving credit facility maturing November 2013. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. The original $12.6 million discount is being amortized as additional interest expense over the term of the term loan facility and increases the reported outstanding balance accordingly. The market value of our term loan facility was approximately $975.9 million as of December 31, 2009 and was determined using trading prices for our term loan on or near that date. As of December 31, 2009, no amounts were drawn related to our revolving credit facility.

        In addition, we are permitted, subject to receipt of additional commitments from participating lenders and certain other conditions, to incur up to an additional $150.0 million of borrowings under the Senior Secured Credit Facility.

Interest Rate and Fees

        Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The initial applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% which expired at December 31, 2009. In February 2009, we entered into two non-amortizing interest rate swap agreements. The first agreement was for a notional amount of $550.0 million at a fixed LIBOR rate of 1.04% beginning February 2009 and expired December 31, 2009. The second is for a notional amount of $750.0 million at a fixed LIBOR rate of 1.88% beginning January 2010 through December 2010. In August 2009, we entered into four new non-amortizing interest swap agreements with notional amounts aggregating $300.0 million. Each of the four agreements has a term beginning January 2011 through December 2011. The four agreements are at a weighted average fixed LIBOR rate of 2.5825%. As of December 31, 2009, our weighted average interest rate for all borrowings under the Senior Secured Credit Facility was 4.42%.

        In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unutilized commitments thereunder. The current commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

Prepayments

        The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% (which percentage can be reduced to 25% and 0% upon our attaining certain leverage ratios) of our annual excess cash flow;

  •
  100% of the net cash proceeds above an annual amount to be agreed from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions, including a 100% reinvestment right if reinvested or committed to be reinvested within 15 months of such sale or disposition so long as any committed reinvestment is actively reinvested within 180 days thereafter; and

  •
  100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Facility.

        The foregoing mandatory prepayments will be applied to the then outstanding term loan facilities on a pro rata basis.

        We may voluntarily repay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty; provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Amortization

        We are required to pay annual amortization (payable in equal quarterly installments) on the loans under the term loan facility in an amount equal to 1.00% of their funded total principal amount during the first six years and three months following the closing of the Senior Secured Credit Facility, with the remaining amount payable at maturity, which is six and a half-years from the date of the closing of our Senior Secured Credit Facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, which is six years from the date of the closing of the Senior Secured Credit Facility.

Guarantee and Security

        All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by Holdings and each existing and future direct and indirect wholly-owned domestic subsidiary of DJOFL other than certain immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors").

        All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations, are secured by substantially all the following assets of Holdings, us and each Guarantor, subject to certain exceptions:

  •
  a pledge of 100% of the capital stock of DJOFL and 100% of the capital stock of each wholly-owned domestic subsidiary, and 65% of the capital stock of each wholly-owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and

  •
  a security interest in, and mortgages on, substantially all tangible and intangible assets of Holdings, DJOFL and each Guarantor.

Certain Covenants and Events of Default

        The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and make other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        Pursuant to the terms of the credit agreement relating to the Senior Secured Credit Facility, we are required as of December 31, 2009 to maintain a ratio of consolidated senior secured debt to Adjusted EBITDA (or senior secured leverage ratio) of a maximum of 4.25:1 stepping down over time to 3.25:1 by the end of 2011. Adjusted EBITDA represents net income (loss) attributable to DJOFL, plus losses from discontinued operations, interest expense, net, provision (benefit) for income taxes and depreciation and amortization, further adjusted for non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under the Indentures (as defined below) and our Senior Secured Credit Facility ("Adjusted EBITDA"). As of December 31, 2009, our actual senior secured leverage ratio was within the required ratio at 3.88:1.

Amendment to the Senior Secured Credit Facilities

        On January 13, 2010, we received lender approval for an amendment to our Senior Secured Credit Facility that allows DJOFL to issue up to an additional $150 million in aggregate principal amount of notes to be co-issued with Finco in order to permit the repayment of certain existing indebtedness without utilizing current debt incurrence capacity under the Senior Secured Credit Facility.

Existing Notes

        On November 20, 2007, DJOFL and Finco (collectively, the "Issuers") issued $575.0 million aggregate principal amount of 10.875% Senior Notes (the "existing notes") under an indenture dated as of November 20, 2007 (the "Indenture") among the Issuers, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

        Under the Indenture, prior to November 15, 2011, the Issuers have the option to redeem some or all of the existing notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, the Issuers may redeem some or all of the existing notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100% of the then outstanding principal balance plus accrued and unpaid interest at November 2012 and November 2013, respectively. Additionally, from time to time, before November 15, 2010, the Issuers may redeem up to 35% of the existing notes at a redemption price equal to 110.875% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the existing notes issued remains outstanding. Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then outstanding existing notes, DJOFL will be required to make an offer to repurchase all of the then outstanding existing notes at 101% of their principal amount, plus accrued and unpaid interest.

        The Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries.

Senior Subordinated Notes

        The Issuers issued $200.0 million aggregate principal amount of 11.75% Senior Subordinated Notes in November 2006 (the "senior subordinated notes"). The senior subordinated notes require semi-annual interest payments of approximately $11.8 million each May 15 and November 15 and are due November 15, 2014.

        The senior subordinated notes contain similar provisions as the existing notes with respect to change of control and covenant requirements. Under the indenture governing the senior subordinated notes (the "11.75% Indenture"), prior to November 15, 2010, the Issuers have the option to redeem some or all of the senior subordinated notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2010, the Issuers may redeem some or all of the senior subordinated notes at a redemption price of 105.875% of the then outstanding principal balance plus accrued and unpaid interest on the senior subordinated notes. The redemption price decreases to 102.938% and 100% of the then outstanding principal balance at November 2011 and November 2012, respectively. Additionally, from time to time, before November 15, 2009, the Issuers may redeem up to 35% of the senior subordinated notes at a redemption price equal to 111.75% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the senior subordinated notes issued remains outstanding.

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the Senior Secured Credit Facility, the Indenture and the 11.75% Indenture (collectively, the "Indentures"), at which time the lenders could elect to declare all amounts outstanding under the Senior Security Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

 THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        DJOFL, Finco and the guarantors of the outstanding unregistered notes entered into a registration rights agreement with the initial purchasers of the outstanding unregistered notes in which they agreed, under certain circumstances, to use their reasonable best efforts to file a registration statement relating to an offer to exchange the outstanding unregistered notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 360 days following the closing date of the issuance of the outstanding unregistered notes. The exchange notes will have terms identical in all material respects to the outstanding unregistered notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding unregistered notes were issued on January 20, 2010.

        Under the circumstances set forth below, DJOFL, Finco and the guarantors will use their reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding unregistered notes within the time periods specified in the registration rights agreement and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

  •
  if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

  •
  if the exchange offer is not consummated within 360 days after the date of issuance of the outstanding unregistered notes;

  •
  if any initial purchaser so requests with respect to the outstanding unregistered notes not eligible to be exchanged for the exchange notes and held by it within 30 days after the consummation of the exchange offer; or

  •
  if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered outstanding unregistered notes.

        Under the registration rights agreement, if DJOFL and Finco fail to complete the exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 360 days after the issue date (the "target registration date"), the interest rate on the outstanding unregistered notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding unregistered notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. Copies of the registration rights agreement have been filed as an exhibit to the registration statement of which this prospectus is a part.

        If you wish to exchange your outstanding unregistered notes for exchange notes in the exchange offer, you will be required to make the following written representations:

  •
  you are not an affiliate of DJOFL and Finco or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

  •
  you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding unregistered notes, where the broker-dealer acquired the outstanding unregistered notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

        Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        If you are an affiliate of DJOFL and Finco or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

  •
  you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding unregistered notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding unregistered notes, where such outstanding unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, DJOFL and Finco will accept for exchange in the exchange offer any outstanding unregistered notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding unregistered notes may only be tendered in multiples of $2,000 and in integral multiples of $1,000 in excess thereof. DJOFL and Finco will issue $2,000 and integral multiples of $1,000, in excess thereof, principal amount of exchange notes in exchange for each $2,000 and integral multiples of $1,000, in excess thereof, principal amount of outstanding unregistered notes surrendered in the exchange offer.

        The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding unregistered notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding unregistered notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding unregistered notes. For a description of the indenture, see "Description of Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding unregistered notes being tendered for exchange.

        As of the date of this prospectus, $100.0 million aggregate principal amount of the 10 7/8% Senior Notes due 2014 that were issued in a private offering on January 20, 2010 are outstanding and unregistered. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding unregistered notes. There will be no fixed record date for determining registered holders of outstanding unregistered notes entitled to participate in the exchange offer. DJOFL and Finco intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC. Outstanding unregistered notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders' series of outstanding unregistered notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding unregistered notes under the registration rights agreement.

        DJOFL and Finco will be deemed to have accepted for exchange properly tendered outstanding unregistered notes when it has given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, DJOFL and Finco expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offer."

        If you tender your outstanding unregistered notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding unregistered notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 12:00 a.m. midnight, New York City time, on June 9, 2010. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

        To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding unregistered notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        DJOFL and Finco reserve the right, in their sole discretion:

  •
  to delay accepting for exchange any outstanding unregistered notes (only in the case that we amend or extend the exchange offer);

  •
  to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding unregistered notes. If DJOFL and Finco amend an exchange offer in a manner that we determine to constitute a material change, they will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding unregistered notes of that amendment.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, DJOFL and Finco will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding unregistered notes and they may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

  •
  the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

  •
  any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        In addition, DJOFL and Finco will not be obligated to accept for exchange the outstanding unregistered notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution;" or

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        DJOFL and Finco expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, DJOFL and Finco may delay acceptance of any outstanding unregistered notes by giving oral or written notice of such extension to their holders. DJOFL and Finco will return any outstanding unregistered notes that they do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        DJOFL and Finco expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding unregistered notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. DJOFL and Finco will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding unregistered notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and DJOFL and Finco may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If DJOFL and Finco fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that they may assert at any time or at various times prior to the expiration date.

        In addition, DJOFL and Finco will not accept for exchange any outstanding unregistered notes tendered, and will not issue exchange notes in exchange for any such outstanding unregistered notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for Tendering Outstanding Unregistered Notes

        To tender your outstanding unregistered notes in the exchange offer, you must comply with either of the following:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange Agent—Notes" prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive certificates for outstanding unregistered notes along with the letter of transmittal prior to the expiration date;

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of outstanding unregistered notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding unregistered notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding unregistered notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

        If you are a beneficial owner whose outstanding unregistered notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding unregistered notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding unregistered notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding unregistered notes, either:

  •
  make appropriate arrangements to register ownership of the outstanding unregistered notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding unregistered notes.

        The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding unregistered notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding unregistered notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding unregistered notes listed on the outstanding unregistered notes, such outstanding unregistered notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding unregistered notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal or any certificates representing outstanding unregistered notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding unregistered notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding unregistered notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

        DTC is referred to herein as a "book-entry transfer facility."

Acceptance of Exchange Notes

        In all cases, DJOFL and Finco will promptly issue exchange notes for outstanding unregistered notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  outstanding unregistered notes or a timely book-entry confirmation of such outstanding unregistered notes into the exchange agent's account at the book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding unregistered notes pursuant to the exchange offer, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding unregistered notes must represent that such outstanding unregistered notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        DJOFL and Finco will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding unregistered notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. DJOFL and Finco reserves the absolute right to reject any and all tenders of any particular outstanding unregistered notes not properly tendered or to not accept any particular outstanding unregistered notes if the acceptance might, in their or their counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding unregistered notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding unregistered notes for exchange must be cured within such reasonable period of time as we determine. Neither DJOFL, Finco, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding unregistered notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding unregistered notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding unregistered notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding unregistered notes by causing the book-entry transfer facility to transfer those outstanding unregistered notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding unregistered notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding unregistered notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding unregistered notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        Holders of outstanding unregistered notes who are unable to deliver confirmation of the book-entry tender of their outstanding unregistered notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding unregistered notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding unregistered notes but your outstanding unregistered notes are not immediately available or you cannot deliver your outstanding unregistered notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC's Automatic Tender Offer Program in the case of outstanding unregistered notes, prior to the expiration date, you may still tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding unregistered notes and the principal amount of outstanding unregistered notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding unregistered notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding unregistered notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding unregistered notes into the exchange agent's account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding unregistered notes according to the guaranteed delivery procedures.

Withdrawal Rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding unregistered notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange Agent"; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding unregistered notes to be withdrawn;

  •
  identify the outstanding unregistered notes to be withdrawn, including the certificate numbers and principal amount of the outstanding unregistered notes; and

  •
  where certificates for outstanding unregistered notes have been transmitted, specify the name in which such outstanding unregistered notes were registered, if different from that of the withdrawing holder.

  •
  If certificates for outstanding unregistered notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

        If outstanding unregistered notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding unregistered notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding unregistered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding unregistered notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding unregistered notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding unregistered notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Unregistered Notes" above at any time on or prior to the expiration date.

Exchange Agent

        The Bank of New York Mellon has been appointed as the exchange agent for the exchange offer. The Bank of New York Mellon also acts as trustee under the indenture governing the senior notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail:	By Overnight Courier or Hand Delivery:
The Bank of New York Mellon	The Bank of New York Mellon	The Bank of New York Mellon
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Operations
Reorganization Unit	Reorganization Unit	Reorganization Unit
101 Barclay Street—Floor 7E	101 Barclay Street—Floor 7E	101 Barclay Street—Floor 7E
New York, New York 10286	New York, New York 10286	New York, New York 10286
Attention: David Mauer	Attention: David Mauer	Attention: David Mauer
By Facsimile Transmission: (eligible institutions only): (212) 298-1915
Telephone Inquiries: (212) 815-3687

        Note:    Delivery of this instrument to an address other than as set forth above, or transmission of instructions other than as set forth above, will not constitute a valid delivery.

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding unregistered notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding unregistered notes pursuant to the exchange offer.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding unregistered notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges, as the terms of the exchange notes are substantially identical to the terms of the outstanding unregistered notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will capitalize the expenses relating to the exchange offer.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchanges of outstanding unregistered notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding unregistered notes tendered;

  •
  tendered outstanding unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding unregistered notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding unregistered notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding unregistered notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your outstanding unregistered notes for exchange notes under the exchange offer, your outstanding unregistered notes will remain subject to the restrictions on transfer of such outstanding unregistered notes:

  •
  as set forth in the legend printed on the outstanding unregistered notes as a consequence of the issuance of the outstanding unregistered notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the outstanding unregistered notes.

        In general, you may not offer or sell your outstanding unregistered notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding unregistered notes under the Securities Act.

Other

        Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding unregistered notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding unregistered notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding unregistered notes.

DESCRIPTION OF NOTES

General

        Certain terms used in this description are defined under the subheading "Certain Definitions." In this description, (a) the terms "we," "our," "us," and "Company" refer only to DJO Finance LLC and not any of its Affiliates, (b) the terms "DJO Finance Corp." and "Co-Issuer" refer only to DJO Finance Corporation and not any of its Affiliates and (c) the term "Issuers" refers to the Company and the Co-Issuer.

        On January 20, 2010, the Issuers issued $100.0 million in aggregate principal amount of 10 7/8% senior notes due 2014 (the "Additional Notes"). The outstanding unregistered notes were, and the exchange notes will be, issued under an indenture dated as of November 20, 2007 (the "Indenture") among the Issuers, the Guarantors and The Bank of New York Mellon, a New York banking corporation, as trustee (the "Trustee"). The Issuers previously issued $575 million in aggregate principal amount of 10 7/8% senior notes due 2014 under the Indenture on November 20, 2007 (the "Existing Senior Notes" and, together with the Additional Notes, the "Senior Notes"). The outstanding unregistered notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The outstanding unregistered notes were, and the exchange notes will be, issued pursuant to a supplemental indenture to the Indenture. The Additional Notes constitute "Additional Notes" as such term is defined in the Indenture. Except as set forth herein, the terms of the Additional Notes will be substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The term "Additional Notes" refers to the outstanding unregistered notes and the exchange notes.

        The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Additional Notes. You may request copies of the Indenture at our address set forth under "Prospectus Summary."

        The outstanding unregistered notes were issued under a CUSIP number different from the CUSIP number applicable to the Existing Senior Notes. We expect that holders that exchange their outstanding unregistered notes in the exchange offer described under "The Exchange Offer" will receive registered exchange notes having the same CUSIP number as the Existing Senior Notes.

        The Issuers are jointly and severally liable for all obligations under the Notes. The Co-Issuer is a Wholly-Owned Subsidiary of the Company that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Company. The Company believes that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Company, unless the securities are jointly issued by a corporation. The Co-Issuer does not have any substantial operations or assets and does not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

Brief Description of Additional Notes

        The Additional Notes:

  •
  are general unsecured senior obligations of the Issuers;

  •
  are pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuers;

  •
  are effectively subordinated to all secured Indebtedness of the Issuers (including the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness; and are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company's Subsidiaries that are not guaranteeing the Notes;

  •
  are senior in right of payment to any Subordinated Indebtedness (including the Existing Senior Subordinated Notes) of the Issuers;

  •
  are guaranteed on an unsecured senior basis by the Guarantors, as described under "—Guarantees"; and

  •
  are subject to registration with the SEC pursuant to an Additional Notes Registration Rights Agreement.

        As of the date of the Indenture, all of the Company's subsidiaries are "Restricted Subsidiaries." However, under certain circumstances, we are permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Additional Notes.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, jointly and severally, fully and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, any premium or interest on or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        The Restricted Subsidiaries (other than as detailed below) guarantee the Additional Notes. None of our Foreign Subsidiaries guarantee the Additional Notes. Each of the Guarantees of the Additional Notes is a general unsecured obligation of each Guarantor, is pari passu in right of payment with all existing and future Senior Indebtedness of each such Guarantor and is effectively subordinated to all secured Indebtedness of each such Guarantor to the extent of the collateral securing such Indebtedness, and is senior in right of payment to all existing and future Subordinated Indebtedness (including guarantees of the Existing Senior Subordinated Notes) of each such entity. The Additional Notes are structurally subordinated to Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Additional Notes.

        Not all of the Company's Subsidiaries Guarantee the Additional Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. After giving effect to the offering of the Additional Notes, for the year ended December 31, 2009, our Subsidiaries that are not Guarantors would have accounted for approximately $268.6 million, or 28.4%, of the Company's net revenues, and approximately $26.4 million, or 10.5%, of the Company's total Adjusted EBITDA, and after giving effect to the offering of the Additional Notes and the use of proceeds, as of December 31, 2009, our Subsidiaries that are not Guarantors would have accounted for approximately $293.8 million, or 10.3%, of the Company's total assets, and approximately $47.2 million, or 2.1%, of the Company's total liabilities (excluding intercompany indebtedness).

        The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes."

        A Guarantee by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

        (1)   (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer after which the applicable Guarantor is no longer a Restricted Subsidiary) if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

          (b)   the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

          (c)   the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions set forth under "—Certain Covenants—Limitation on Restricted Payments" and the definition of "Unrestricted Subsidiary"; or

          (d)   the Issuers exercising their legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the Issuers' obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

        (2)   such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

        The payment of the principal of, premium, if any, and interest on the Additional Notes and the payment of any Guarantee is pari passu in right of payment with all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities.

        The Notes are effectively subordinated to all of the Issuers' and each Guarantor's existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of December 31, 2009, after giving effect to the offering of the Additional Notes and the use of proceeds, the Issuers and the Guarantors would have had $934.3 million principal amount of secured Indebtedness, of which $933.7 million would have been indebtedness under the Senior Credit Facilities, net of $8.5 million of unamortized original issue discount, and $0.6 million would have been capital lease obligations and other secured debt. As of December 31, 2009, the Issuers had $100.0 million of available borrowings under the revolving credit facility of the Senior Credit Facilities and the option to raise incremental term or revolving facilities under the Senior Credit Facility so long as the Issuers' senior secured leverage ratio (as defined in the Senior Credit Facility) remains below a certain threshold.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain

Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock."

Paying Agent and Registrar for the Notes

        The Issuers maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

        The Issuers also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time and makes payments on and facilitate transfer of Notes on behalf of the Issuers.

        The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The Issuers issued $100.0 million of Additional Notes. The Notes will mature on November 15, 2014. Subject to compliance with the covenant described below under the caption "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuers may issue an unlimited principal amount of additional Notes ("Additional Senior Notes") from time to time under the Indenture after the offering of Additional Notes. The Additional Notes, the Existing Senior Notes and any Additional Senior Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Notes" include the Existing Senior Notes, the Additional Notes and any Additional Senior Notes that are actually issued. The Issuers issued the Additional Notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

        Interest on the Additional Notes accrues at the rate of 10 7/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2010 to the Holders of Notes of record on the immediately preceding May 1 and November 1. Interest on the Additional Notes accrues from November 15, 2009. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional Interest may accrue on the Additional Notes in certain circumstances pursuant to the Additional Notes Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Additional Notes shall be deemed to include any Additional Interest pursuant to the Additional Notes Registration Rights Agreement.

        Principal of, premium, if any, and interest on the Additional Notes is payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Additional Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Additional Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers' office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." In addition, we may, at our discretion, at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

        Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to November 15, 2011.

        At any time prior to November 15, 2011, the Issuers may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to the registered address of each Holder or otherwise delivered in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

        On and after November 15, 2011, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading "—Repurchase at the Option of Holders—Selection and Notice" at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2011	105.438%
2012	102.719%
2013	100.000%

        In addition, until November 15, 2010, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Additional Notes issued by them at a redemption price equal to 110.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Senior Notes that are Senior Notes issued under the Indenture (excluding Senior Notes and Additional Senior Notes held by the Issuers or Subsidiaries or Affiliates of the Issuers) remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers' discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of the related Equity Offering.

        The Trustee shall select the Senior Notes to be purchased in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

Change of Control

        The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under "—Optional Redemption," the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 60 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with a copy to the Trustee, with the following information:

        (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" under the Indenture and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

        (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

        (3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

        (4)   that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

        (5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

        (6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

        (7)   that if the Issuers are repurchasing less than all of the Notes, the remaining Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

        (8)   the other instructions, as determined by the Issuers, consistent with the covenant described hereunder, that a Holder must follow; and

        (9)   if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional upon the occurrence of such Change of Control.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

        (1)   accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

        (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

        (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to, and purchased by, the Issuers.

        The Senior Credit Facilities provide, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuers become a party may provide, that certain change of control events with respect to the Issuers would constitute a default thereunder (including events that would constitute a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under our Senior Credit Facilities or such future Indebtedness being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relating to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate an Asset Sale, unless:

        (1)   the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

        (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this provision and for no other purpose:

          (a)   any liabilities (as reflected in the Company's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company's or such Restricted Subsidiary's balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on the date of such balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

          (b)   any securities, notes or other similar obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

          (c)   any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash

  Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

        (1)   to permanently reduce:

          (a)   Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

          (b)   Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

          (c)   Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuers shall equally and ratably reduce (or offer to reduce, as applicable) Obligations under the Notes; provided further that all reductions of obligations under the Notes shall be made as provided under "Optional Redemption," through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

          (d)   Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or any Affiliate of the Company,

        (2)   to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

        (3)   to make an investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds ." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes or any Guarantee ("Pari Passu Indebtedness"), to the holders of such Pari

Passu Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $1,000 (but in minimum amounts of $2,000) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Additionally, the Issuers may, at their option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale. Upon consummation of any Asset Sale Offer, any Net Proceeds not used to purchase Notes in such Asset Sale Offer shall not be deemed Excess Proceeds and the Company may use any Net Proceeds not required to be used for general corporate purposes, subject to other covenants contained in this Indenture.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Selection and Notice

        If the Issuers are redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Company and the Restricted Subsidiaries will not be subject to the following covenants (the "Suspended Covenants"):

        (1)   "—Repurchase at the Option of Holders—Asset Sales" and "—Repurchase at the Option of Holders—Change of Control";

        (2)   "—Limitation on Restricted Payments";

        (3)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (4)   clause (4) of the first paragraph of "—Merger, Consolidation or Sale of All or Substantially All Assets";

        (5)   "—Transactions with Affiliates";

        (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and

        (7)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

        In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero.

        During any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Company or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to "—Liens" below without equally and ratably securing the Notes pursuant to the covenant described under such covenant; and (ii) the consideration received by the Company or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with "—Repurchase at the Option of Holders—Asset Sales" above; provided, further, that the foregoing provisions shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

        Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to Notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption "—Limitation on

Restricted Payments" had been in effect prior to, but not during the Suspension Period, provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Company's right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set out below) and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." In addition, for purposes of clause (3) of the first paragraph under the caption "—Limitation on Restricted Payments," all events (including the accrual of Consolidated Net Income) set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Company or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

         (I)  declare or pay any dividend or make any payment or distribution on account of the Company's, or any of its Restricted Subsidiaries' Equity Interests, including, without limitation, payable in connection with any merger or consolidation other than:

          (a)   dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

          (b)   dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

        (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, or any direct or indirect parent of the Company, including, without limitation, in connection with any merger or consolidation;

      (III)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (a) Indebtedness permitted under clauses (7) and (8) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (other than, in the event any Default has occurred and is continuing, Indebtedness owing to any Restricted Subsidiary that is not a Guarantor) or (b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

      (IV)  make any Restricted Investment (all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereof) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (2)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

        (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after November 20, 2007 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) (to the extent not deducted in calculating Consolidated Net Income) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

          (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning September 30, 2007 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

          (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company since immediately after November 20, 2007 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") from the issue or sale of:

              (i)  (A) Equity Interests of the Company, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

              (x)   Equity Interests to employees, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company's Subsidiaries after November 20, 2007 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

              (y)   Designated Preferred Stock; and

              (B)  to the extent such net cash proceeds are actually contributed to the Company as equity (other than Disqualified Stock), Equity Interests of any of the Company's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

             (ii)  debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

  provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or debt securities of the Company sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

          (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company (other than as Disqualified Stock) following November 20, 2007 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on

  Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock", (ii) contributions from a Restricted Subsidiary or (iii) any Excluded Contribution); plus

          (d)   100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

              (i)  the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after November 20, 2007; or

             (ii)  the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) after November 20, 2007; plus

          (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after November 20, 2007, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $20.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

        (1)   the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock") or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock or Designated Preferred Stock) ("Refunding Capital Stock") and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount no greater than the aggregate amount per year of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

        (3)   the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuers or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

          (a)   the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium to be paid (including reasonable premiums) and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

          (b)   such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value;

          (c)   such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired; and

          (d)   such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

        (4)   a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests in DJO Incorporated (which for purposes of this sentence, means the entity named DJO Incorporated immediately prior to the consummation of the Transaction, and which we renamed DJO Opco Holdings, Inc. following the Transaction) rolled over by management of the Company in connection with the Transaction; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent of the Company)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

          (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company's direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after November 20, 2007, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been and are not thereafter applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph or otherwise; plus

          (b)   the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after November 20, 2007; less

          (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and provided further that cancellation of Indebtedness owing to the Company or any of its Restricted Subsidiaries from members of management of the Company, any of the Company's direct or indirect parent companies or any of the Company's Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries and of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

        (6)   (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after November 20, 2007;

          (b)   the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after November 20, 2007, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

          (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

        (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

        (9)   the declaration and payment of dividends on the Company's common stock (or payments of dividends to any direct or indirect parent entity to fund payments of dividends on such entity's common stock), following the consummation of an underwritten public offering of the Company's common stock or the common stock of any of its direct or indirect parent companies after November 20, 2007, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

        (10) Restricted Payments that are made with Excluded Contributions;

        (11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 1.75% of Total Assets at the time made;

        (12) distributions or payments of Receivables Fees;

        (13) any Restricted Payment made as part of the Transaction, and the fees and expenses related thereto, or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Company, would be permitted by) the covenant described under "—Transactions with Affiliates";

        (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales"; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

        (15) the declaration and payment of dividends by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication:

          (a)   franchise and excise taxes and other fees, taxes and expenses, in each case to the extent required to maintain their corporate existence;

          (b)   federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

          (c)   customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

          (d)   general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

          (e)   fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

        (16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents or were contributed to such Unrestricted Subsidiary in anticipation of such distribution, dividend or other payment);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        As of the issue date of the Additional Notes, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investment." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The foregoing limitations will not apply to:

        (1)   the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,325.0 million outstanding at any one time;

        (2)   the incurrence by the Company and any Guarantor of Indebtedness represented by the Existing Senior Notes (including any Guarantee) (other than any Additional Notes) and any notes (including Guarantees thereof) issued in exchange for the Notes pursuant to the registration rights agreement entered into in connection with the issuance of the Existing Senior Notes or similar agreement;

        (3)   Indebtedness of the Company and its Restricted Subsidiaries in existence on November 20, 2007 (other than Indebtedness described in clauses (1) and (2));

        (4)   Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount at the date of such incurrence (including all

Refinancing Indebtedness Incurred to refinance any other Indebtedness incurred pursuant to this clause (4)) not to exceed 4.0% of Total Assets; provided, however, that such Indebtedness exists at the date of such purchase or transaction or is created within 270 days thereafter (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (4) shall cease to be deemed incurred or outstanding for purposes of this clause (4) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (4));

        (5)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers' compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (6)   Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

          (a)   such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this subclause (a)); and

          (b)   the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (7)   Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

        (8)   Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Indebtedness being held by a person other than the Company or a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

        (9)   shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another

Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

        (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

        (11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

        (12) (a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Company since immediately after November 20, 2007 from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to such clauses or pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1), (2) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $175.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

        (13) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, replace, renew, extend or defease any Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

          (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

          (b)   to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

          (c)   shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company, the Co-Issuer or a Guarantor;

provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

        (14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

        (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

        (16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

        (17) (a) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture,

          (b)   any guarantee by a Restricted Subsidiary of Indebtedness of the Company provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries," or

          (c)   any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Company that was permitted to be incurred by another provision of this covenant;

        (18) Indebtedness of Foreign Subsidiaries of the Company in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (18), 10.0% of the Total Tangible Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

        (19) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

        (20) Indebtedness consisting of Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments."

        For purposes of determining compliance with this covenant:

        (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

        (2)   at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above; provided that all Indebtedness outstanding under the Credit Facilities on November 20, 2007 will be treated as incurred on November 20, 2007 under clause (1) of the preceding paragraph.

        Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

        The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

        The Company will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Company, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

        (1)   in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

        (2)   in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause) and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.00 to 1.00.

Merger, Consolidation or Sale of All or Substantially All Assets

        Company.    The Company may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's properties or assets, in one or more related transactions, to any Person unless:

        (1)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership (including a limited partnership), trust or limited liability company organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

        (2)   the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement;

        (3)   immediately after such transaction, no Default or Event of Default exists;

        (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

          (a)   the Company or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

          (b)   the Fixed Charge Coverage Ratio for the Company (or, if applicable, the Successor Company) and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

        (5)   each Guarantor, unless it is the other party to the transactions described above, in which case subclause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture, the Notes and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement;

        (6)   the Co-Issuer, unless it is the party to the transactions described above, in which case clause (3) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

        (7)   the Company (or, if applicable, the Successor Company) shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for the Company, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

        (1)   any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

        (2)   the Company may merge with an Affiliate of the Company, as the case may be, solely for the purpose of reincorporating the Company in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Guarantors.    Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Company or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

          (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

          (c)   immediately after such transaction, no Default or Event of Default exists; and

          (d)   the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

        (2)   the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Company, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

        Co-Issuer.    The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer's properties or assets, in one or more related transactions, to any Person unless:

        (1)   (a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offer contemplated therein has not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement; or

          (b)   after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

        (2)   immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

        (3)   The Co-Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend, any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $12.5 million, unless:

        (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

        (2)   the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate

Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

        (1)   transactions between or among the Company or any of its Restricted Subsidiaries;

        (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments";

        (3)   the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement in an aggregate amount in any fiscal year not to exceed the greater of $7.0 million and 2.0% of EBITDA for such fiscal year (calculated, solely for the purpose of this clause (3), assuming (a) that such fees and related expenses had not been paid, when calculating Net Income, and (b) without giving effect to clause (h) of the definition of EBITDA) (plus any unpaid management, consulting, monitoring and advisory fees and related expenses within such amount accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement not to exceed the amount set forth in the Sponsor Management Agreement as in effect on November 20, 2007 or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on November 20, 2007);

        (4)   the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, former, current or future officers, directors, employees or consultants of Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

        (5)   transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that such terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

        (6)   any agreement as in effect as of November 20, 2007, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on November 20, 2007);

        (7)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of November 20, 2007 and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after November 20, 2007 shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

        (8)   the Transaction and the payment of all fees and expenses related to the Transaction;

        (9)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

        (10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant;

        (11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

        (12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

        (13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

        (14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

        (1)   (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

          (b)   pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

        (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

          (a)   contractual encumbrances or restrictions in effect on November 20, 2007, including pursuant to the Senior Credit Facilities and the related documentation and pursuant to the terms of the Existing Senior Subordinated Notes;

          (b)   the Indenture and the Notes;

          (c)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

          (d)   applicable law or any applicable rule, regulation or order;

          (e)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

          (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

          (g)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

          (h)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to November 20, 2007 pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (j)    customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

          (k)   customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

          (l)    any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

          (m)  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect the transactions contemplated under such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor, the Co-Issuer or a Foreign Subsidiary guaranteeing Indebtedness of another Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company, the Co-Issuer or any other Guarantor unless:

        (1)   such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company, the Co-Issuer or any Guarantor:

          (a)   if the Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

          (b)   if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

          (c)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the issue date of the Additional Notes,

        (1)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

        (2)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

        (3)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

        (4)   any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company becomes a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent company; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company's website (or on the website of any of its parent companies) or providing such reports to the Trustee, with financial information that satisfied Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Limitation on Business Activities of the Co-Issuer

        The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Company, and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Company at all times.

Events of Default and Remedies

        The Indenture provides that each of the following is an Event of Default:

        (1)   default in payment when due and payable (whether at maturity, upon redemption, acceleration or otherwise), of principal of, or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

        (2)   default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes (whether or not prohibited by the subordination provisions of the Indenture);

        (3)   (a) failure by the Company, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

        (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

          (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

          (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

        (5)   failure by the Company or any Significant Subsidiary (including the Co-Issuer) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (6)   certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary; or

        (7)   the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder and rescind any acceleration with respect to the Notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

        (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

        (2)   holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

        (3)   the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

        (1)   such Holder has previously given the Trustee notice that an Event of Default is continuing;

        (2)   Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

        (3)   Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

        (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

        (5)   Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Indenture, the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within 30 days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuers and the Guarantors under the Indenture, the Notes and the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

        (1)   the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

        (2)   the Issuers' obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

        (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all the restrictive covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

        (1)   the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date;

        (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

          (a)   the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

          (b)   since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

        (6)   the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

        (7)   the Issuers shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

        (8)   the Issuers shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

        (1)   either

          (a)   all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

          (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

        (2)   no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar or simultaneous deposit relating to other Indebtedness) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the indenture governing the Existing Senior Subordinated Notes or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

        (3)   the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

        (4)   the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

        (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

        (2)   reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders";

        (3)   reduce the rate of or change the time for payment of interest on any Note;

        (4)   waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

        (5)   make any Note payable in money other than U.S. dollars;

        (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest or Additional Interest on the Notes;

        (7)   make any change in these amendment and waiver provisions;

        (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or the Guarantees;

        (9)   make any change to or modify the ranking of the Notes that would adversely affect the Holders;

        (10) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary in any manner adverse to the Holders of the Notes or release the Co-Issuer from its obligations under the Indenture.

        Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

        (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

        (2)   to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

        (3)   to comply with the covenant relating to mergers, consolidations and sales of assets;

        (4)   to provide for the assumption of the Issuers' or any Guarantor's obligations to the Holders;

        (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

        (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

        (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

        (8)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

        (9)   to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

        (10) to provide for the issuance of Additional Notes in accordance with the Indenture;

        (11) to add a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

        (12) to conform the text of the Indenture, Guarantees or the Notes to any provisions of this "Description of Notes" to the extent that such provision in this "Description of Notes" was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes;

        (13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

        (14) to make any other modifications to the Notes or the Indenture of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "Acquired Indebtedness" means, with respect to any specified Person,

        (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

        (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Acquisition" means the transactions contemplated by the Transaction Agreement.

        "Additional Notes Registration Rights Agreement" means the Registration Rights Agreement with respect to the Additional Notes dated as of the issue date of the Additional Notes, among the Issuers, the Guarantors and the Initial Purchaser.

        "Additional Interest" means all additional interest then owing pursuant to the Registration Rights Agreement and the Additional Notes Registration Rights Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

        (1)   1.0% of the principal amount of such Note; and

        (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 15, 2011 (each such redemption price being set forth in the table appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments due on such Note through November 15, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

        "Asset Sale" means:

        (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

        (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"), whether in a single transaction or a series of related transactions;

in each case, other than:

          (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn-out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

          (b)   the disposition of all or substantially all of the assets of the Company governed by, and in a manner permitted pursuant to, the provisions described above under "Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

          (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "Certain Covenants—Limitation on Restricted Payments";

          (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

          (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

          (f)    to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

          (g)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

          (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

          (i)    foreclosures on assets;

          (j)    sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

          (k)   any financing transaction with respect to the acquisition or construction of property by the Company or any Restricted Subsidiary after November 20, 2007, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

        (1)   in the case of a corporation, corporate stock;

        (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   (a)  €, or any national currency of any participating member state of the EMU; or

          (b)   such local currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

        (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government), with maturities of 24 months or less from the date of acquisition;

        (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

        (5)   repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

        (6)   commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

        (7)   marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

        (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

        (9)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

        (10) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

        (11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

        (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

        (2)   the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

        (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of any outstanding Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (w) any Additional Interest, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

        (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

        (3)   interest income for such period.

        For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

        (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to September 27, 2008), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans and other restructuring costs shall be excluded,

        (2)   the cumulative effect of a change in accounting principles during such period shall be excluded,

        (3)   any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

        (4)   any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

        (5)   the Net Income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

        (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

        (7)   effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property and equipment, inventory and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

        (8)   any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

        (9)   any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

        (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

        (11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to November 20, 2007 and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

        (12) accruals and reserves that are established or adjusted within twelve months after November 20, 2007 that are so required to be established or adjusted as a result of the Transaction in accordance with GAAP or changes as a result of a modification of accounting policies shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Consolidated Secured Debt Ratio" as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Company's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Total Indebtedness" means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

        (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

        (2)   to advance or supply funds

          (a)   for the purchase or payment of any such primary obligation, or

          (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

        (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the "Certain Covenants—Limitation on Restricted Payments" covenant and are not otherwise applied to make any other Restricted Payment.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

        (1)   increased (without duplication) by:

          (a)   provision for taxes based on income or profits or capital gains, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

          (b)   Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

          (d)   any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

          (e)   the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after November 20, 2007 and costs related to the closure and/or consolidation of facilities; plus

          (f)    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

          (g)   the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

          (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under "Certain Covenants—Transactions with Affiliates"; plus

          (i)    the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or expected to be taken during the period within 12 months after the date the Existing Senior Subordinated Notes were issued (which cost savings shall be added to EBITDA until fully realized and calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable and (y) the aggregate amount of cost savings added pursuant to this clause (i) with respect to any action, shall not exceed the cost savings expected to be realized within 12 months of taking such action (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Fixed Charge Coverage Ratio"); plus

          (j)    the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

          (k)   any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

        (2)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

        (3)   increased or decreased by (without duplication):

          (a)   any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

          (b)   any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

        "EMU" means economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company (excluding Disqualified Stock) or any of its direct or indirect parent companies to the extent contributed to the Company as Equity (other than Disqualified Stock), other than:

        (1)   public offerings with respect to the Company's or any direct or indirect parent company's common stock registered on Form S-8;

        (2)   issuances to any Subsidiary of the Company; and

        (3)   any such public or private sale that constitutes an Excluded Contribution.

        "€" means the single currency of participating member states of the EMU.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

        (1)   contributions to its common equity capital, and

        (2)   the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company, in each case after November 20, 2007 and in each case designated as Excluded Contributions pursuant to an officer's certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Existing Senior Subordinated Notes" means the 11.75% Senior Subordinated Notes due 2014 issued by Encore Medical Finance LLC and Encore Medical Finance Corp., pursuant to an indenture, dated November 3, 2006, among Encore Medical Finance LLC and Encore Medical Finance Corp., certain subsidiaries of Encore Medical Finance LLC., as guarantors, and The Bank of New York, as trustee.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis, assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

        (1)   Consolidated Interest Expense of such Person for such period;

        (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

        (3)   all dividends or other distributions accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on November 20, 2007.

        "Government Securities" means securities that are:

        (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

        (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuers' Obligations under the Indenture.

        "Guarantor" means, each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means, with respect to any Person, without duplication:

        (1)   any indebtedness of such Person, whether or not contingent:

          (a)   in respect of borrowed money;

          (b)   evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

          (c)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

          (d)   representing any Hedging Obligations; or

          (e)   during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-Back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP.

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

        (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

        (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

        "Initial Purchaser" means Credit Suisse Securities (USA) LLC.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

        (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

        (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

        (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

        (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Limitation on Restricted Payments":

        (1)   "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

          (a)   the Company "Investment" in such Subsidiary at the time of such redesignation; less

          (b)   the portion (proportionate to the Company equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

        "Investors" means The Blackstone Group and each of its Affiliates, but not including any of its portfolio companies.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the applicable Issuer.

        "Officer's Certificate" means a certificate signed on behalf of an Issuer by an Officer of such Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary of the Company or the Trustee.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the "Repurchase at the Option of Holders—Asset Sales" covenant.

        "Permitted Holders" means each of the Investors and members of management of the Company (or its direct parent) on November 20, 2007 who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies.

        "Permitted Investment" means:

        (1)   any Investment in the Company or any of its Restricted Subsidiaries;

        (2)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

        (3)   any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

          (a)   such Person becomes a Restricted Subsidiary; or

          (b)   such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

        (4)   any Investment in securities or other assets, including earnouts, not constituting cash and Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

        (5)   any Investment existing on November 20, 2007;

        (6)   any Investment acquired by the Company or any of its Restricted Subsidiaries:

          (a)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

          (b)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

        (7)   Hedging Obligations permitted under clause (10) of the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (8)   any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (9)   Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "Certain Covenants—Limitations on Restricted Payments";

        (10) guarantees of Indebtedness of the Company and any Restricted Subsidiary permitted under the covenant described in "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5) and (9) of such paragraph);

        (12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

        (13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

        (14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility;

        (15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

        (16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

        (17) loans and advances to independent sales persons against commissions not in excess of $15.0 million outstanding at any one time, in the aggregate.

        "Permitted Liens" means, with respect to any Person:

        (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

        (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

        (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (6)   Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause);

        (7)   Liens existing on November 20, 2007;

        (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

        (9)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

        (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

        (11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

        (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

        (15) Liens in favor of the Company, the Co-Issuer or any Guarantor;

        (16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company's clients;

        (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

        (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

        (19) deposits made in the ordinary course of business to secure liability to insurance carriers;

        (20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $65.0 million at any one time outstanding;

        (21) Liens securing Indebtedness of any Foreign Subsidiary permitted to be incurred under the Indenture, to the extent such Liens relate only to the assets and properties of such Foreign Subsidiary.

        (22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

        (23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

        (24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

        (25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

        (26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

        (27) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

        (28) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Notes), including Indebtedness represented by Sale and Leaseback Transactions, in an amount not to exceed 5.0% of Total Assets at any one time outstanding.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Receivables Subsidiary" means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

        "Registration Rights Agreement" means the Registration Rights Agreement with respect to the Existing Senior Notes dated as of November 20, 2007, among the Issuers, the Guarantors, the Initial Purchaser and Banc of America Securities LLC.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuers.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Credit Facilities" means the Credit Facility under the Credit Agreement dated as of November 20, 2007 by and among the Company, the Guarantors, the lenders party thereto in their capacities as lenders thereunder and Credit Suisse, Cayman Islands Branch, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above).

        "Senior Indebtedness" means:

        (1)   all Indebtedness of the Issuers or any Guarantor outstanding under the Senior Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuers or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on November 20, 2007 or thereafter created or incurred) and all obligations of the Issuers or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

        (2)   all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

        (3)   any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the Notes or any related Guarantee; and

        (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

          (a)   any obligation of such Person to the Issuers or any of its Subsidiaries;

          (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

          (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

          (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

          (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however, that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (i) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (ii) shall have received a certificate from an officer of the

  Company to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture; or

          (f)    any obligation under the Existing Senior Subordinated Notes.

        "Significant Subsidiary" means (i) the Co-Issuer and (ii) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on November 20, 2007.

        "Similar Business" means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on November 20, 2007 or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Sponsor Management Agreement" means the management agreement between certain of the management companies associated with the Investors and the Company and/or one of its direct or indirect parent companies as in effect on November 20, 2007.

        "Subordinated Indebtedness" means, with respect to the Notes,

        (1)   any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

        (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

        (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

        (2)   any partnership, joint venture, limited liability company or similar entity of which

          (a)   more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

          (b)   such Person or any Restricted Subsidiary of such Person is a general partner or otherwise controls such entity.

        "Total Assets" means the total assets of the Company, except where expressly provided otherwise, and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of such other Person.

        "Total Tangible Assets" of any Person means the total assets of such Person and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves) on a consolidated basis, after deducting therefrom all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as shown on the most recent balance sheet of such Person.

        "Transaction" means the merger contemplated by the Transaction Agreement, the issuance of the Notes and borrowings under the Senior Credit Facilities on November 20, 2007 to finance the merger and repay certain debt, as described in this prospectus under "Prospectus Summary—The DJO Merger."

        "Transaction Agreement" means the Agreement and Plan of Merger, dated as of July 15, 2007, by and among ReAble Therapeutics Finance LLC, Reaction Acquisition Merger Sub, Inc. and DJO Incorporated, as the same may be amended prior to November 20, 2007.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2011; provided, however, that if the period from the Redemption Date to November 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

        "Unrestricted Subsidiary" means:

        (1)   any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Company may designate any Subsidiary of the Company, other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

        (1)   any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

        (2)   such designation complies with the covenants described under "Certain Covenants—Limitation on Restricted Payments"; and

        (3)   each of:

          (a)   the Subsidiary to be so designated; and

          (b)   its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

        The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

        (1)   the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

        (2)   the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

        (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

        (2)   the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

        The exchange of outstanding unregistered notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding unregistered note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding unregistered note immediately before the exchange.

        In any event, persons considering the exchange of outstanding unregistered notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (including the exchange of outstanding unregistered notes for exchange notes) by an ERISA Plan with respect to which DJOFL, Finco or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the

ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding (and the exchange of outstanding unregistered notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of the notes (including an exchange of outstanding unregistered notes for exchange notes), each purchaser and subsequent transferee of any notes will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition, holding and disposition of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring any notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to any such acquisition or holding of the notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding unregistered notes where such outstanding unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement for the exchange offer is declared effective, (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities and (iii) the date on which all the notes covered by such registration statement have been sold pursuant to the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding unregistered notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Faegre & Benson LLP as to all matters governed by the laws of the State of Minnesota and the opinion of Rice Silbey Reuther & Sullivan, LLP as to all matters governed by the laws of the State of Nevada. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

        The consolidated financial statements and schedule of DJO Finance LLC at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

        So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding unregistered notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

DJO FINANCE LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
DJO Finance LLC

        We have audited the accompanying consolidated balance sheets of DJO Finance LLC as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in membership equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DJO Finance LLC at December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP
San Diego, California March 5, 2010

DJO Finance LLC

Consolidated Balance Sheets

(in thousands)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$44,611	$30,483
Accounts receivable, net	146,212	164,618
Inventories, net	95,880	103,166
Deferred tax assets, net	40,448	34,039
Prepaid expenses and other current assets	14,725	16,923

Total current assets	341,876	349,229
Property and equipment, net	86,714	86,262
Goodwill	1,191,497	1,191,566
Intangible assets, net	1,187,677	1,260,472
Other non-current assets	42,415	52,601

Total assets	$2,850,179	$2,940,130

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$42,144	$42,752
Accrued interest	10,968	10,966
Long-term debt and capital leases, current portion	15,926	11,549
Other current liabilities	90,608	104,401

Total current liabilities	159,646	169,668
Long-term debt and capital leases, net of current portion	1,796,944	1,832,044
Deferred tax liabilities, net	321,131	329,503
Other non-current liabilities	14,089	8,806

Total liabilities	2,291,810	2,340,021

Commitments and contingencies
Membership equity:
Paid-in capital	827,617	824,235
Accumulated deficit	(272,275)	(221,842)
Accumulated other comprehensive income (loss)	518	(4,027)

DJO Finance LLC membership equity	555,860	598,366
Noncontrolling interests	2,509	1,743

Total membership equity	558,369	600,109

Total liabilities and membership equity	$2,850,179	$2,940,130

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Operations

(in thousands)

	Year ended December 31,
	2009	2008	2007
Net Sales	$946,126	$948,469	$464,811
Cost of sales (exclusive of amortization shown separately below)	338,719	350,177	185,198

Gross profit	607,407	598,292	279,613
Operating expenses:
Selling, general and administrative	420,758	439,059	266,907
Research and development	23,540	26,938	21,047
Amortization and impairment of acquired intangibles	84,252	98,954	33,496

Operating income (loss)	78,857	33,341	(41,837)
Other income (expense):
Interest income	1,033	1,662	1,132
Interest expense	(157,032)	(173,162)	(72,409)
Other income (expense), net	6,073	(9,205)	742
Loss on early extinguishment of debt	—	—	(14,539)

Loss from continuing operations before income taxes	(71,069)	(147,364)	(126,911)
Benefit for income taxes	(21,678)	(49,681)	(43,456)

Loss from continuing operations	(49,391)	(97,683)	(83,455)
Income (loss) from discontinued operations, net of tax	(319)	946	1,448

Net loss	(49,710)	(96,737)	(82,007)
Less: Net income attributable to noncontrolling interests	723	1,049	415

Net loss attributable to DJO Finance LLC	$(50,433)	$(97,786)	$(82,422)

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Changes in Membership Equity and Comprehensive Loss

(in thousands)

	DJO Finance LLC
	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Membership Equity	Non- Controlling Interests	Total Membership Equity
Balance at December 31, 2006	$373,469	$(41,634)	$3,373	$335,208	$909	$336,117
Net loss	—	(82,422)	—	(82,422)	415	(82,007)
Change in fair value of derivatives, net of tax of $1,529	—	—	(2,383)	(2,383)	—	(2,383)
Foreign currency translation adjustments	—	—	5,200	5,200	(109)	5,091

Comprehensive loss	—	—	—	(79,605)		(79,299)
Repurchase of Prior Transaction Management Rollover Options	(1,248)	—	—	(1,248)	—	(1,248)
Stock-based compensation	1,541	—	—	1,541	—	1,541
Reversal of tax benefit associated with stock options	(985)	—	—	(985)	—	(985)
Investment by Parent	450,077	—	—	450,077	—	450,077

Balance at December 31, 2007	$822,854	$(124,056)	$6,190	$704,988	$1,215	$706,203

Net loss	—	(97,786)	—	(97,786)	1,049	(96,737)
Change in fair value of derivatives, net of tax of $3,660	—	—	(5,699)	(5,699)	—	(5,699)
Foreign currency translation adjustments	—	—	(4,518)	(4,518)	(521)	(5,039)

Comprehensive loss	—	—	—	(108,003)		(107,475)
Stock-based compensation	1,381	—	—	1,381		1,381

Balance at December 31, 2008	$824,235	$(221,842)	$(4,027)	$598,366	$1,743	$600,109

Net loss	—	(50,433)	—	(50,433)	723	(49,710)
Change in fair value of derivatives, net of tax of $737	—	—	(3,973)	(3,973)	—	(3,973)
Foreign currency translation adjustments	—	—	8,518	8,518	43	8,561

Comprehensive loss	—	—	—	(45,888)		(45,122)
Stock-based compensation	3,382	—	—	3,382	—	3,382

Balance at December 31, 2009	$827,617	$(272,275)	$518	$555,860	$2,509	$558,369

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2009	2008	2007
OPERATING ACTIVITIES:
Net loss	$(49,710)	$(96,737)	$(82,007)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	27,896	23,597	14,744
Amortization and impairment of intangibles	84,252	98,954	33,496
Amortization of debt issuance costs and non-cash interest expense	12,679	13,177	4,862
Non-cash loss on early extinguishment of debt	—	—	9,744
Stock-based compensation	3,382	1,381	1,541
Asset impairments and net (gain) loss on disposal of assets	(2,094)	3,069	682
Deferred income taxes	(23,690)	(42,157)	(47,221)
Provisions for doubtful accounts and sales returns	34,904	26,277	22,428
Inventory reserves	7,462	8,637	3,580
Acquired in-process research and development	—	—	3,000
Net effect of discontinued operations, net of (gain) loss on disposal	(393)	—	378
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(15,156)	(37,064)	(15,301)
Inventories	(1,868)	(1,609)	7,075
Prepaid expenses, other assets and liabilities	3,438	68	1,567
Accrued interest	2	835	2,130
Accounts payable and other current liabilities	(13,310)	(10,489)	10,543

Net cash provided by (used in) operating activities	67,794	(12,061)	(28,759)
INVESTING ACTIVITIES:
Acquisition of businesses and intangibles, net of cash acquired	(13,086)	(5,095)	(1,313,110)
Purchases of property and equipment	(28,872)	(25,905)	(13,962)
Proceeds from sales of assets	25,617	14	4,591
Other	341	1,390	(583)

Net cash used in investing activities	(16,000)	(29,596)	(1,323,064)
FINANCING ACTIVITIES:
Investment by parent	—	—	434,599
Proceeds from long-term debt and revolving line of credit	68,260	46,540	1,724,350
Retirement of debt and payments on long-term debt and revolving line of credit	(103,521)	(37,294)	(718,421)
Payment of debt issuance costs	—	—	(55,866)
Excess tax benefit associated with stock option exercises	—	—	370
Repurchase of prior transaction management rollover options	—	—	(1,248)
Dividend paid to minority interests of subsidiary	—	(381)	(226)

Net cash (used in) provided by financing activities	(35,261)	8,865	1,383,558
Effect of exchange rate changes on cash and cash equivalents	(2,405)	(196)	833

Net increase (decrease) in cash and cash equivalents	14,128	(32,988)	32,568
Cash and cash equivalents at beginning of period	30,483	63,471	30,903

Cash and cash equivalents at end of period	$44,611	$30,483	$63,471

Supplemental disclosures of cash flow information:
Cash paid for interest	$144,215	$158,798	$70,249
Cash paid for income taxes	$3,777	$2,497	$912
Non-cash investing and financing activities:
Increases in property and equipment and in other liabilities in connection with capitalized software costs	$3,876	$4,066	$—
Issuance of notes payable in connection with acquisitions	$2,860	$—	$—
Issuance of management rollover options	$—	$—	$15,478

See accompanying notes to consolidated financial statements.

DJO Finance LLC

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        Basis of Presentation and Principles of Consolidation.    We are a global provider of high-quality orthopedic devices, with a broad range of products used for rehabilitation, pain management and physical therapy. We also develop, manufacture and distribute a broad range of surgical reconstructive implant products. We offer healthcare professionals and patients a diverse range of orthopedic rehabilitation products addressing the complete spectrum of preventative, pre-operative, post-operative, clinical and home rehabilitation care. Our products are used by orthopedic specialists, primary care physicians, pain management specialists, physical therapists, podiatrists, chiropractors, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. In addition, many of our non-surgical medical devices and related accessories are used by athletes and patients for injury prevention and at-home physical therapy treatment.

        In the first quarter of 2009, we changed how we report our segmented financial information in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") topic 280 (formerly Financial Accounting Standards Statement ("SFAS") No.131, "Disclosures about Segments of an Enterprise and Related Information"). Prior to 2009, we included the international components of the Surgical, Chattanooga, and Empi businesses in either the Surgical or Domestic Rehabilitation segments, as their operations were managed domestically. During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. Our segment information now reflects the international components of all of our businesses within our International segment. Prior year segment information has been reclassified to conform with our 2009 segmentation.

        On June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business, formerly known as Rehab Medical Equipment, or RME, to Patterson Medical Supply, Inc. for approximately $21.8 million. As such, results of our ETS business for periods prior to the date of sale have been presented as discontinued operations (see Note 3).

        We market and distribute our products through three operating segments, Domestic Rehabilitation, International, and Domestic Surgical Implant. Our Domestic Rehabilitation Segment offers to customers in the United States, non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; electrotherapy devices and accessories used to treat pain and restore muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables, traction equipment and other clinical therapy equipment; orthotic devices used to treat joint and spine conditions; orthopedic soft goods; rigid knee braces; and vascular systems which include products intended to prevent deep vein thrombosis following surgery. Our Domestic Surgical Implant Segment offers a comprehensive suite of reconstructive joint products to customers in the United States. Our International segment offers all of our products to customers outside the United States.

        On November 20, 2007, a subsidiary of ReAble Therapeutics, Inc. ("ReAble") was merged into DJO Opco Holdings, Inc. ("DJO Opco"), with DJO Opco continuing as the surviving corporation (the "DJO Merger"). As a result of the DJO Merger, DJO Opco became a subsidiary of ReAble Therapeutics Finance LLC, the entity filing this Annual Report on Form 10-K, which is itself a subsidiary of ReAble. Following the DJO Merger, ReAble was renamed DJO Incorporated ("DJO"), ReAble Therapeutics Finance LLC was renamed DJO Finance LLC ("DJOFL") and ReAble Finance

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Corporation, the co-issuer of both the 10.875% Senior Notes and 11.75% Senior Subordinated Notes (see Note 9), was renamed DJO Finance Corporation ("Finco").

        Except as otherwise indicated, references to "us," "we," "DJOFL," "DJO," "our," or "our Company," refers to DJOFL and its consolidated subsidiaries.

        Noncontrolling interests reflect the 50% separate ownership of Medireha GmbH ("Medireha") which is not attributable to us. We have consolidated Medireha for financial reporting purposes due to our controlling interest. Our controlling interest consists of our 50% ownership and our control of one of the two director seats, our rights to prohibit certain business activities that are not consistent with our plans for the business and our exclusive distribution rights for products manufactured by Medireha. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to contractual allowances, doubtful accounts, inventories, rebates, product returns, warranty obligations, self insurance, income taxes, goodwill and intangible assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        Cash and Cash Equivalents.    Cash consists of deposits with financial institutions. We consider all short-term, highly liquid investments and investments in money market funds and commercial paper with remaining maturities of less than three months at the time of purchase to be cash equivalents. While our cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed Federal Deposit Insurance Corporation insured limits.

        Allowance for Doubtful Accounts.    We make estimates of the collectability of accounts receivable. Management analyzes accounts receivable historical collection rates and bad debts write-offs, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

        Sales Returns and Allowances.    We make estimates of the amount of sales returns and allowances that will eventually be incurred. Management analyzes sales programs that are in effect, contractual arrangements, market acceptance and historical trends when evaluating the adequacy of sales returns and allowance accounts. We estimate contractual discounts and allowances for reimbursement amounts from our third-party payor customers based on negotiated contracts and historical experience.

        Inventories.    Inventory is valued at the lower of cost (determined on a first-in, first-out basis) or market. We establish reserves for slow moving and excess inventory, product obsolescence, shrinkage and other valuation impairments based on future demand and historical experience.

        Property and Equipment.    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated for financial reporting purposes using the

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

straight-line method over the estimated useful lives of the assets that range from three to 25 years. Leasehold improvements and assets subject to capital leases are amortized using the straight-line method over the terms of the leases or lives of the assets, if shorter. We capitalize surgical implant instruments that we provide to surgeons, free of charge, for use while implanting our products and the related depreciation expense is recorded as a component of selling, general and administrative expense. We also capitalize electrotherapy devices that we rent to patients and record the related depreciation expense in cost of sales.

        Computer Software Costs.    Software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from three to seven years. In accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 350 (formerly American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"), we capitalize costs of internally developed software during the development stage. Additionally, we capitalize related costs including external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software project. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in added functionality. In 2008, we began implementing a new ERP system. As a result we had approximately $11.7 million and $4.5 million of capitalized software costs as of December 31, 2009, and 2008, respectively.

        Impairment of Long-Lived Assets.    In accordance with ASC Topic 350-30 (formerly SFAS 144, "Accounting for the Impairment of Long-Lived Assets") we test long-lived assets for impairment when events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as an amount by which the carrying amount of the assets exceed the discounted future net cash flows. Assets to be disposed of are reported at the lower of the carrying amount or estimated sale value less estimated costs to sell.

        Goodwill and Intangible Assets.    Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. In accordance with ASC Topic 350 (formerly SFAS No. 142, "Goodwill and Other Intangible Assets,") we do not amortize goodwill. In lieu of amortization, we are required to perform an annual review for impairment. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization, and the amount assigned to in-process research and development which is expensed immediately. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of comparable company stocks, (iii) a further slowdown in the worldwide economy or our industry or (iv) any failure to meet the performance projections included in our forecasts of future operating results. We perform an impairment analysis on our goodwill on an annual basis in the fourth quarter and in certain other circumstances when impairment indicators are present. We estimated the fair values of our reporting units using the income approach valuation methodology that includes the

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

discounted cash flow method, and the market approach valuation methodology that includes the use of market multiples. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Future cash flows were discounted to present value. Specifically, the income approach valuations included reporting unit cash flow discount rates ranging from 10.5% to 12.6% and terminal value growth rates of 3%. Publicly available information regarding comparable market capitalization was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. Our annual impairment test related to goodwill did not indicate any impairment. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur significant impairment charges.

        Identifiable intangible assets consist of trademarks, trade names, patents, distribution networks, intellectual property, non-compete agreements and customer lists and are carried at fair value on date of purchase less accumulated amortization. Amortization of identifiable intangibles is computed using the straight-line method over their estimated useful lives. Our customer and technology based intangibles have a weighted average amortization period of 10 years. Our trade names were determined to have an indefinite life.

        We test intangible assets with indefinite lives in accordance with ASC Topic 350, which states that intangible assets with indefinite lives should be tested annually in lieu of being amortized. This test compares the fair value of the intangible with its carrying amount. To determine the fair value we applied the relief from royalty method ("RFR"). Under the RFR method, the value of the trade name is determined by calculating the present value of the after-tax cost savings associated with owning the asset and therefore not being required to pay royalties for its use during the asset's indefinite life. Significant judgments inherent in this analysis include the selection of appropriate discount rates, estimating future cash flows and the identification of appropriate terminal growth rate assumptions. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar brands and trademarks are being licensed in the marketplace. In the fourth quarter fiscal 2009, we determined that the fair value of two of our trade names were less than the carrying amount, resulting in an aggregate impairment charge of $7.0 million, which was included in amortization and impairment of intangibles within the consolidated statement of operations for the year ended December 31, 2009. During the fourth quarter of 2008, we determined that the fair value of a trade name was less than its carrying amount and another trade name was abandoned, resulting in an aggregate impairment charge of $22.4 million, which was included in amortization and impairment of intangibles within the consolidated statement of operations for the year ended December 31, 2008.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        Debt Issuance Costs.    Debt issuance costs are capitalized and are included in other non-current assets on our consolidated balance sheet. We amortize these costs over the lives of the related debt instruments (currently, approximately seven years) and classify the amortization expense with interest expense in the accompanying consolidated statements of operations. At December 31, 2009 and 2008, we had unamortized debt issuance costs of $38.9 million and $49.9 million, respectively.

        Warranty Costs.    We provide expressed warranties on certain products for periods typically ranging from one to three years. We estimate our warranty obligations at the time of sale based upon historical experience and known product issues, if any.

        A summary of the activity in our warranty reserves is as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
Beginning balance	$1,761	$1,720	$1,348
Amount charged to expense for estimated warranty costs	952	1,258	509
Deductions for actual costs incurred	(777)	(1,217)	(454)
Acquired through business acquisitions	—	—	317

Ending balance	$1,936	$1,761	$1,720

        Self Insurance.    We are partially self insured for certain employee health benefits and product liability claims. Accruals for losses are provided based upon claims experience and actuarial assumptions, including provisions for incurred but not reported losses.

        Revenue Recognition.    We recognize revenue pursuant to ASC Topic 605 (Staff Accounting Bulletin No. 104, Revenue Recognition). Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. We reduce revenue by estimates of potential future product returns and other allowances. Revenues are also reduced by rebates related to sales transacted through distribution agreements that provide the distributors with a right to return inventory or take certain pricing adjustments based on sales mix or volume. Provisions for product returns and other allowances are recorded as a reduction to revenue in the period sales are recognized.

        Advertising Costs.    We expense advertising costs as they are incurred. For the years ended December 31, 2009, 2008 and 2007, advertising costs were approximately $5.4 million, $7.0 million and $3.9 million, respectively.

        Shipping and Handling Expenses.    Shipping and handling expenses are included within cost of sales in our consolidated statement of operations.

        Stock Based Compensation.    We maintain a stock option plan under which stock options have been granted to employees and non-employee members of the Board of Directors. We record stock options pursuant to ASC Topic 718 (formerly SFAS No. 123 (R) "Share Based Payments") which requires that all share based payments to employees be recognized in the financial statements based upon their respective grant date fair values. As such we amortize stock-based compensation for service-based awards granted on a straight-line basis over the requisite service (vesting) period for the entire

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Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

award. Other awards vest over a specified performance period from the date of grant upon the achievement of certain pre-determined performance targets over time and compensation expense is recognized to the extent the achievement of the performance targets is deemed probable. Refer to Note 11 for further discussion.

        Income Taxes.    We account for income taxes under the asset and liability method as set forth in ASC Topic 740 (formerly SFAS No. 109, "Accounting for Income Taxes"). Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

        Foreign Currency Translation.    The financial statements of our international subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of consolidated membership equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statements of operations.

        Derivative Financial Instruments.    We account for derivatives pursuant to ASC Topic 815 (formerly SFAS No. 133, "Accounting for Derivative Instruments and Hedging"), which requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

Foreign Exchange Forward Contracts

        We use foreign exchange forward contracts to hedge expense commitments that are denominated in currencies other than the U.S. dollar. The purpose of our foreign currency hedging activities is to fix the dollar value of specific commitments and payments to foreign vendors. Before acquiring a derivative instrument to hedge a specific risk, potential natural hedges are evaluated. While our foreign exchange contracts act as economic hedges, we have not designated such instruments as hedges. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. The change in fair value of the effective portion of a hedge, and changes in the fair values of the derivative are recorded in other comprehensive income and are subsequently recognized in earnings when the hedged item affects earnings. At December 31, 2009, the fair value of our foreign exchange forward contracts was a gain of $0.1 million and was determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

Interest Rate Swap Agreements

        We make use of debt financing as a source of funds and are therefore exposed to interest rate fluctuations in the normal course of business. Our credit facilities are subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging the interest rates on a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable. We

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Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

have designated these interest rate swap agreements as cash flow hedges. At December 31, 2009, the fair value of our interest rate swap agreements was a loss of $11.2 million and was determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

        Comprehensive Income (Loss).    Comprehensive income (loss) includes net income and other comprehensive income. Other comprehensive income (loss) refers to unrealized gains and losses that are excluded from current earnings and are recorded directly as an adjustment to membership equity. These gains and losses often fluctuate before being realized, and are often long-term in nature. Our other comprehensive income (loss) is comprised of foreign currency translation adjustments and unrealized interest rate hedge gains and losses, net of tax.

        Concentration of Credit Risk.    We sell the majority of our products in the United States to orthopedic professionals, hospitals, distributors, specialty dealers, insurance companies, managed care companies and certain governmental payors such as Medicare. International sales comprised 25.5%, 26.6%, and 28.8% of our net revenues for the years ended December 31, 2009, 2008 and 2007, respectively. International sales are generated from a diverse group of customers through our wholly owned subsidiaries and certain independent distributors. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. We provide a reserve for estimated bad debts. Management reviews and revises its estimates for credit losses from time to time and such credit losses have generally been within management's estimates.

        During the three years ending December 31, 2009, we had no individual customer or distributor that accounted for 10% or more of our total annual revenues.

        Fair Value of Financial Instruments.    The carrying amounts of our short-term financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair values due to their short-term nature. The fair values of our variable rate debt, including borrowings under our Senior Secured Credit Facility, approximate carrying value due to the variable interest rate features on these instruments. We estimated the fair value of our long-term fixed rate notes based on trading prices for the notes on or near December 31, 2009 and 2008 (see Note 9).

        Reclassifications.    The consolidated financial statements and accompanying footnotes reflect certain reclassifications to prior year consolidated financial statements to conform to the current year presentation.

        Discontinued Operations.    In determining whether a group of assets disposed of (or to be disposed of) should be presented as a discontinued operation, we make a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historic operations and cash flows that can be clearly distinguished (both operationally and for financial reporting purposes). We also determine whether the cash flows associated with the group of assets have been significantly (or will be significantly) eliminated from our ongoing operations as a result of the disposal transaction and whether we have no significant continuing involvement in the operations of the group of assets after the disposal transaction. If these determinations can be made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from our continuing operating results in our consolidated financial statements. See Note 3 for a summary of discontinued operations.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        Recent Accounting Pronouncements.    In September 2009, we adopted ASC Topic 105 (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"), which makes the Codification the source of authoritative US Generally Accepted Accounting Principles recognized by the FASB, and applied to non-governmental entities. ASC Topic 105 does not change previously issued Accounting Standards, but reorganizes the Accounting Standards into topics. In circumstances where previous Accounting Standards require a revision, FASB will issue an Accounting Standards Update ("ASU") on the topic.

        In September 2009, the FASB issued ASU 2009-13, which amends ASC Topic 605 (formerly EITF Issue No. 08-1, "Revenue Arrangements with Multiple Deliverables."). ASU 2009-13 provides guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which consideration should be measured and allocated to the separate units of accounting in the multiple-element arrangement and is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any; this issue will have on our consolidated financial statements. However, we do not expect that this issue will result in a change in current practice.

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"), now included within ASC topic 810. ASC topic 810 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. ASC Topic 810 is effective for fiscal years beginning after November 15, 2009, and interim periods within those years. We will adopt this statement as of the beginning of 2010 and are currently assessing the potential impact of adoption.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for the Transfers of Financial Assets as amendment of FASB Statement No. 140" ("SFAS 166"), now included within ASC Topic 860, which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets" ("SFAS 140"). ASC Topic 860 makes the following amendments to SFAS 140: 1) removes concept of qualifying special-purpose entities from SFAS 140; 2) modifies the financial components approach used and limits the circumstances in which a transferor has not transferred the original financial asset to an entity that is not consolidated with the transferor in the financial statements; 3) establishes conditions for reporting a transfer of a portion of a financial asset as a sale; 4) redefines a participating interest; 5) clarifies that an entity must consider all arrangements or agreements made contemporaneously with, or in contemplation of, a transfer, even if not entered into at the time of the transfer; 6) clarifies that the transferor must evaluate whether it, its consolidated affiliates included in the financial statements being presented, or its agency effectively control the transferred financial asset directly or indirectly; 7) requires that the transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of the a transfer of an entire asset or group of financial assets accounted for as a sale; 8) removes special provisions for guaranteed mortgage securitizations to require them to be treated that same as any other transfer of financial assets; 9) Removes fair value practicability exception from measuring the proceeds received by a transferor in a transfer that meet the conditions for sale accounting at fair value; and 10) requires enhanced disclosures. We will adopt this statement as of the beginning of 2010 and are currently assessing the potential impact of adoption.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        In May 2009, the FASB issued, and we adopted, ASC Topic 855 (formerly SFAS No. 165, "Subsequent Events"), which requires entities to disclose certain events that occur after the balance sheet date but before the financial statements are issued (see Note 20).

        As of January 1, 2009, we adopted ASC topic 815 (formerly SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"), which requires entities to disclose the fair values of derivative instruments and their gains and losses in a tabular format and to provide enhanced disclosures about (a) how and why they use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect their financial performance, and cash flows. Except for adding the required disclosures (see Note 17), the adoption of ASC Topic 815 had no impact on our consolidated financial statements.

        We have adopted ASC topic 810 (formerly SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, Consolidated Financial Statements") which amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Topic 810 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. We have applied the presentation and disclosure requirements of ASC Topic 810 retrospectively.

        As of January 1, 2009, we have adopted ASC Topic 805 (formerly SFAS No. 141R, "Business Combinations"), which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination (see Note 2).

        We adopted ASC topic 825 (formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115") in 2008, which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of ASC Topic 825 did not have a material impact on our consolidated financial statements.

2. ACQUISITIONS AND OTHER TRANSACTIONS

        We account for acquisitions in accordance with ASC Topic 805, with the results of operations attributable to each acquisition included in the consolidated financial statements from the date of acquisition.

        During 2009 we made three acquisitions of active distributors of our products. Our primary reason for these acquisitions was to move from an indirect sales model (i.e., sales to distributors at a discount) to a direct sales model, resulting in increased gross profit and operating income.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

Acquisition of Chattanooga Group Inc. (Canada)

        On August 4, 2009 we acquired Chattanooga Group Inc., a Canadian distributor of certain of our products ("Chattanooga Canada"), for $7.2 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims will be paid with interest in January 2011 and the remainder of the balance with interest is due approximately three years after closing, upon expiration of a statutory period provided for under relevant tax law. The promissory notes accrues interest at an annual rate of 6% with the principal and interest due in August 2010.

Acquisition of Empi Canada Inc.

        On August 4, 2009 we acquired Empi Canada Inc., a Canadian distributor of certain of our products ("Empi Canada"), for $7.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is a $1.4 million holdback and a $1.4 million promissory note. The holdback provides security for potential indemnification claims and, if not used for that purpose, will be paid to the sellers. The holdback amount accrues interest at an annual rate of 2.5% for the first 18 months and a variable rate thereafter. Half of any holdback amount not used to cover indemnification claims will be paid with interest in January 2011 and the remainder of the balance with interest is due approximately three years after closing, upon expiration of a statutory period provided for under relevant tax law. The promissory notes accrues interest at an annual rate of 6% with the principal and interest due in August 2010.

Acquisition of DonJoy Orthopaedics Pty., Ltd.

        On February 3, 2009 we acquired DonJoy Orthopaedics Pty., Ltd. an Australian distributor of certain of our products ("DJO Australia"), for $3.4 million. Pursuant to the terms of the acquisition agreement and included within the purchase price, is $0.8 million, representing the acquisition date fair value of the additional amount expected to be paid to the selling shareholder of DJO Australia if certain revenue targets were met by December 31, 2009. Such revenue targets were met, and the additional amount of $0.8 million, which was included in accrued liabilities in the consolidated balance sheet at December 31, 2009, was paid in the first quarter of fiscal year 2010.

Acquisition of DJO Opco Holdings, Inc.

        On July 15, 2007, we entered into an Agreement and Plan of Merger (the "DJO Merger Agreement") with DJO Opco, formerly known as DJO Incorporated, providing for the DJO Merger pursuant to which DJO Opco became a wholly owned subsidiary of DJOFL. The total purchase price for the DJO Merger, which was consummated on November 20, 2007, was approximately $1.3 billion and consisted of $1.2 billion paid to former equity holders (or $50.25 in cash for each share of common stock of DJO Opco they then held), $15.2 million related to the fair value of stock options held by DJO Opco management that were exchanged for options to purchase DJO common stock, and $22.8 million in direct acquisition costs. The DJO Merger was financed through a combination of equity contributed by our primary shareholder, an affiliate of Blackstone Capital Partners V, L.P.

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Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

("Blackstone"), borrowings under our senior secured credit facility (the "Senior Secured Credit Facility"), and proceeds from the newly issued 10.875% Senior Notes due 2014 (the "10.875% Notes") (see Note 9 for further information).

Acquisition of IOMED, Inc.

        On August 9, 2007, we acquired IOMED, Inc. ("IOMED"), which develops, manufactures and markets active drug delivery systems used primarily to treat acute local inflammation in the physical and occupational therapy and sports medicine markets. The purchase price was $23.3 million and consisted of $21.1 million in cash payments to former IOMED equity holders at $2.75 per share, $0.8 million related to the fair value of vested stock options that were outstanding at the time of the acquisition, and $1.4 million in direct acquisition costs. The IOMED acquisition was primarily financed with borrowings under our then existing revolving credit facility.

Acquisition of The Saunders Group, Inc.

        On July 2, 2007, we completed the purchase of substantially all of the assets of The Saunders Group, Inc. ("Saunders") for total cash consideration of $40.9 million, including $0.9 million of acquisition costs (the "Saunders Acquisition"). Saunders is a supplier of rehabilitation products to physical therapists, chiropractors, athletes, athletic trainers, physicians and patients, with a specialty in patented traction devices, back supports, and equipment for neck and back disorders. The Saunders Acquisition was financed with funds borrowed under our then existing senior credit facilities.

        The purchase prices for our acquisitions were allocated as follows to the fair values of the net tangible and intangible assets acquired, including the cumulative impact of adjustments made to such allocations through December 31, 2009 (see Note 7):

(in thousands):	Chattanooga Canada	Empi Canada	DJO Australia	DJO Opco	IOMED	Saunders	Wtd. Avg. Useful Life
Current assets	$743	$884	$2,046	$171,929	$8,971	$6,783
Tangible non-current assets	—	—	—	67,385	853	273
Liabilities assumed	(2,254)	(1,033)	(1,120)	(697,465)	(6,679)	(628)
Acquired in-process research and development	—	—	—	3,000	—	—
Identifiable intangible assets:
Technology-based	—	—	—	354,000	6,616	10,171	14 years
Customer-based	5,058	2,512	1,614	328,000	2,512	6,369	10 years
Trademarks and trade names	—	—	—	356,000	1,777	4,423	Indefinite
Non-compete	253	174	—	—	—	—	5 years
Goodwill	3,354	4,902	899	691,884	9,255	13,537	N/A

Purchase price	$7,154	$7,439	$3,439	$1,274,733	$23,305	$40,928

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

        The purchase price allocation for the Chattanooga Canada and Empi Canada acquisitions included approximately $5.0 million and $2.5 million, respectively, assigned to intangible assets related to certain customer relationships existing on the acquisition date and $0.3 million and $0.2 million, respectively, assigned to intangible assets related to a five year noncompetition agreement with the seller. The value of the customer relationships was based upon an estimate of the difference in future discounted cash flows that would be derived from sales to those customers. The value of the noncompetition agreements was based on an estimate of the future discounted cash flows with and without the noncompetition agreements in place. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. For the Chattanooga Canada and Empi Canada acquisitions, a value of approximately $3.4 million and $4.9 million, respectively, representing the difference between the total purchase price and the aggregate fair value assigned to the net tangible assets acquired and the liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill. As a result of the acquisition, we anticipate future cost savings driven by estimated synergies from operating efficiencies as we combine these businesses with our existing business in Canada. This is the primary reason the purchase prices for Chattanooga Canada and Empi Canada resulted in the recognition of goodwill.

        The purchase price allocation for the DJO Australia acquisition included approximately $1.6 million assigned to intangible assets related to certain customer relationships existing on the acquisition date. This value was based upon an estimate of the future discounted cash flows that would be derived from those customers. For the DJO Australia acquisition, a value of approximately $0.9 million, representing the difference between the total purchase price and the aggregate fair value assigned to the net tangible assets acquired and the liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

        The purchase price allocation for the DJO Merger included values assigned to certain specific identifiable intangible assets aggregating $1,038.0 million. An aggregate value of $354.0 million was assigned to patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the patents and technology acquired. An aggregate value of $328.0 million was assigned to certain DJO Opco customer relationships for group purchase organization ("GPO") customers and certain other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those GPOs and other customers. A value of $356.0 million was assigned to tradenames and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to our ownership of the tradenames and trademarks acquired.

        Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. A value of $691.9 million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill. We acquired DJO Opco to expand our product offerings, increase our addressable market, increase the size of our international business and increase our revenues. We also believed there would be significant cost reduction synergies that would be realized as we integrated the acquired business. These are among the factors that contributed to a purchase price for the DJO Merger acquisition that resulted in the recognition of goodwill.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

2. ACQUISITIONS AND OTHER TRANSACTIONS (Continued)

Sale of Other Product Lines

        During the fourth quarter of 2009 we also sold all rights, title and interest to our spinal implant business and related property for $2.9 million. In addition, also during the fourth quarter of 2009, we sold our line of chiropractic tables known as the Ergostyle line, and the TE-CH3 product (together referred to as "product line") and other assets used in or otherwise related to the manufacture, sale and marketing of the product line for approximately $0.8 million.

Other Acquisitions

        During 2007, we completed the acquisition of Endeavor Medical, Inc. ("Endeavor") and Performance Modalities, Inc. ("PMI"). On April 13, 2007, we acquired Endeavor for total consideration of $2.9 million. On February 16, 2007, we acquired certain assets of PMI for total consideration of $4.3 million. The allocation of the aggregate purchase price for both acquisitions resulted in the recognition of $2.4 million of goodwill.

3. DISCONTINUED OPERATIONS

        On June 12, 2009 we sold our Empi Therapy Solutions ("ETS") catalog business, formerly known as Rehab Medical Equipment, or RME, to Patterson Medical Supply, Inc. for approximately $21.8 million. Our ETS business, which was included within our Domestic Rehabilitation Segment, sold a wide range of proprietary and third party rehabilitation products to physical therapists and chiropractors through printed catalog and an on-line e-commerce site. As such, results of the ETS business for periods prior to the date of sale have been presented as discontinued operations. Financial data for years ended December 31, 2009, 2008, and 2007 related to discontinued operations includes the following (in thousands):

	Year Ended December 31,
	2009	2008	2007
Total revenues	$13,450	$31,725	$27,323
Pre-tax income	$6,590	$1,556	$2,401
Income tax provision	6,909	610	953

Net income (loss)	$(319)	$946	$1,448

        Included within discontinued operations for the year ended December 31, 2009 is a pre-tax gain on disposal of discontinued operations of $6.6 million, which includes approximately $12.0 million of goodwill associated with the ETS business based on the relative fair values of ETS and the portion of the reporting unit that will remain. The effective tax rate for the discontinued operations for the year ended December 31, 2009 is 105%, and differs from the amount which would have been recorded using the US statutory tax rate due primarily to a large difference in the book and tax basis of goodwill sold.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

4. ACCOUNTS RECEIVABLE RESERVES

        A summary of activity in our accounts receivable reserves for doubtful accounts and sales returns is presented below (in thousands):

	Year Ended December 31,
	2009	2008	2007
Balance, beginning of period	$36,521	$32,417	$6,971
Acquired through business acquisitions	—	—	14,591
Provision for contractual allowances, doubtful accounts and sales returns	34,904	26,277	22,428
Write-offs, net of recoveries	(23,119)	(22,173)	(11,573)

Balance, end of period	$48,306	$36,521	$32,417

5. INVENTORIES

        Inventories consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Components and raw materials	$29,967	$34,015
Work in process	3,745	5,310
Finished goods	50,558	59,835
Inventory held on consignment	24,121	21,804

	108,391	120,964
Less—inventory reserves	(12,511)	(17,798)

	$95,880	$103,166

        A summary of the activity in our reserves for estimated slow moving, excess, obsolete and otherwise impaired inventory is presented below (in thousands):

	Year Ended December 31,
	2009	2008	2007
Balance, beginning of period	$17,798	$18,996	$19,434
Acquired through business acquisitions	—	—	3,867
Provision charged to costs of sales	7,462	8,637	3,580
Disposal of reserved inventory	(12,749)	(9,835)	(7,885)

Balance, end of period	$12,511	$17,798	$18,996

        The write-offs to the reserve were principally related to the disposition of fully reserved inventory.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

6. PROPERTY AND EQUIPMENT, NET

        Property and equipment consists of the following (in thousands):

	December 31, 2009	December 31, 2008	Depreciable lives (years)
Land	$1,448	$1,442	Indefinite
Buildings and improvements	22,714	21,179	5 to 25
Equipment	66,658	52,160	3 to 8
Software	17,213	13,974	3 to 5
Furniture and fixtures	8,624	7,647	3 to 8
Surgical implant instrumentation	22,192	16,445	5
Construction in progress	15,586	15,432	n/a

	154,435	128,279
Less—accumulated depreciation and amortization	(67,721)	(42,017)

Property and equipment, net	$86,714	$86,262

        Depreciation and amortization expense relating to property and equipment was approximately $27.9 million, $23.6 million and $14.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense includes amounts associated with surgical implant instruments that we provide to surgeons, free of charge, for use while implanting our products, and is reported as a selling, general and administrative expense in the amounts of $3.7 million, $2.9 million, and $2.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. We also capitalize electrotherapy devices that we rent to patients and record the related depreciation expense in cost of sales.

7. GOODWILL AND INTANGIBLE ASSETS

        A summary of the activity in goodwill is presented below (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance, beginning of period	$1,191,566	$1,201,282
Tax adjustments	—	(18,118)
Sale of business (see Note 3)	(11,986)	—
Acquisitions (see Note 2)	9,155	13,286
Foreign currency translation	2,762	(5,737)
Other	—	853

Balance, end of period	$1,191,497	$1,191,566

        For the year ended December 31, 2009, we recorded goodwill of approximately $3.4 million, $4.9 million, and $0.9 million related to the acquisitions of Chattanooga Canada, Empi Canada, and DJO Australia, respectively (refer to Note 2). The fair values of the assets acquired and the liabilities assumed were estimated in accordance with ASC Topic 805. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. In addition, we disposed of approximately $12.0 million of goodwill associated with the sale of our ETS business (refer to Note 3).

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

7. GOODWILL AND INTANGIBLE ASSETS (Continued)

        For the year ended December 31, 2008, we recorded goodwill of approximately $12.8 million related to the DJO Opco acquisition to reflect changes in our preliminary estimates of deferred tax assets and liabilities assumed, including approximately $6.0 million for Medicare reimbursement claims. We also completed the acquisitions of various other businesses during the year which resulted in the recognition of approximately $0.5 million of goodwill in the aggregate. Additionally, we reduced goodwill by $18.1 million related to various acquisition related tax adjustments.

        Identifiable intangible assets consisted of the following as of December 31, 2009 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Amortizable intangible assets:
Technology-based	$458,726	$(94,385)	$364,341
Customer-based	487,998	(96,906)	391,092

	$946,724	$(191,291)	755,433

Indefinite-lived intangible assets:
Trademarks and trade names			428,269
Accumulated foreign currency translation adjustments			3,975

Net identifiable intangible assets			$1,187,677

        During the fourth quarter 2009, we determined that the fair value of two of our trade names were less than the carrying amount, resulting in an aggregate $7.0 million impairment charge, which was included in amortization and impairment of intangibles within the consolidated statement of operations for the year ended December 31, 2009.

        Identifiable intangible assets consisted of the following as of December 31, 2008 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Amortizable intangible assets:
Technology-based	$458,612	$(56,501)	$402,111
Customer-based	478,387	(57,537)	420,850

	$936,999	$(114,038)	822,961

Indefinite-lived intangible assets:
Trademarks and trade names			435,267
Accumulated foreign currency translation adjustments			2,244

Net identifiable intangible assets			$1,260,472

        During the fourth quarter 2008, we determined that the fair value of a trade name was less than its carrying amount and another trade name was abandoned, resulting in an aggregate $22.4 million impairment charge, which was included in the consolidated statement of operations for the year ended December 31, 2008.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

7. GOODWILL AND INTANGIBLE ASSETS (Continued)

        Our amortizable intangible assets will continue to be amortized over their useful lives of 10 years on a weighted average basis for both Technology and Customer based intangibles.

        Our estimated future amortization expense related to acquired intangible assets for the next five years and thereafter is as follows (in thousands):

Year Ending December 31,
2010	$77,199
2011	75,678
2012	74,392
2013	69,184
2014	67,368
Thereafter	391,612

At December 31, 2009 and 2008, our goodwill and intangible assets are allocated by segment as follows (in thousands):

December 31, 2009	Goodwill	Intangibles, Net
Domestic Rehabilitation Segment	$1,061,297	$1,124,483
International Segment	82,794	40,173
Domestic Surgical Implant Segment	47,406	23,021

Total	$1,191,497	$1,187,677

December 31, 2008	Goodwill	Intangibles, Net
Domestic Rehabilitation Segment	$1,073,284	$1,202,329
International Segment	70,876	31,600
Domestic Surgical Implant Segment	47,406	26,543

Total	$1,191,566	$1,260,472

        During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. As a result, the segment financial data for the years ended December 31, 2009 and 2008 reflect this new segmentation.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

8. OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Wages and related expenses	$20,668	$21,695
Commissions and royalties	12,953	13,799
Taxes	3,061	4,943
Integration costs	6,779	2,505
Professional fees	5,529	2,453
Rebates	4,482	4,812
Accrued ERP costs	5,800	6,763
Interest rate swap derivative	9,701	13,272
Other accrued liabilities	21,635	34,159

	$90,608	$104,401

9. LONG-TERM DEBT AND CAPITAL LEASES

        Long-term debt (including capital lease obligations) at December 31, 2009 and 2008 consists of the following (in thousands):

	December 31, 2009	December 31, 2008
Term loan under Senior Secured Credit Facility, net of a 1.2% discount ($9.3 million and $10.9 million at December 31, 2009 and 2008, respectively)	$1,034,427	$1,043,404
Revolving loans outstanding under Senior Secured Credit Facility	—	24,000
10.875% senior notes	575,000	575,000
11.75% senior subordinated notes	200,000	200,000
Loans and revolving credit facilities at various European Banks	355	891
Capital lease obligations	228	298
Notes payable for acquisitions	2,860	—

	1,812,870	1,843,593
Less—current portion	(15,926)	(11,549)

Long-term debt and capital leases, net of current portion	$1,796,944	$1,832,044

Senior Secured Credit Facility

        On November 20, 2007, we entered into the Senior Secured Credit Facility which consists of a $1,065.0 million term loan facility maturing May 2014 and a $100.0 million revolving credit facility maturing November 2013. We issued the term loan facility at a 1.2% discount, resulting in net proceeds of $1,052.4 million. The original $12.6 million discount is being amortized as additional interest expense over the term of the term loan facility and increases the reported outstanding balance accordingly. The market value of our term loan facility was approximately $975.9 million as of December 31, 2009 and

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

9. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

was determined using trading prices for our term loan on or near that date. As of December 31, 2009, no amounts were drawn related to our revolving credit facility.

        Interest Rate and Fees.    Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 0.50% or (b) the Eurodollar rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to each borrowing adjusted for required reserves. The current applicable margin for borrowings under the term loan facility and the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to Eurodollar borrowings. The applicable margin for borrowings under the term loan facility and the revolving credit facility may be reduced subject to us attaining certain leverage ratios.

        We use interest rate swap agreements in an effort to hedge our exposure to fluctuating interest rates related to a portion of our Senior Secured Credit Facility (See Note 17). On November 20, 2007, we entered into an interest rate swap agreement for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% which expired at December 31, 2009. In February 2009, we entered into two additional non-amortizing interest rate swap agreements. The first agreement was for a notional amount of $550.0 million at a fixed LIBOR rate of 1.04% beginning February 2009 and expired December 31, 2009. The second is for a notional amount of $750.0 million at a fixed LIBOR rate of 1.88% beginning January 2010 through December 2010. In August 2009, we entered into four new non-amortizing interest swap agreements with notional amounts aggregating $300.0 million. Each of the four agreements has a term beginning January 2011 through December 2011. The four agreements are at a weighted average fixed LIBOR rate of 2.5825%. As of December 31, 2009, our weighted average interest rate for all borrowings under the Senior Secured Credit Facility was 4.42%.

        In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, we are required to pay a commitment fee to the lenders under the revolving credit facility with respect to the unutilized commitments thereunder. The current commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to us attaining certain leverage ratios. We must also pay customary letter of credit fees.

        Principal Payments.    We are required to pay annual payments in equal quarterly installments on the loans under the term loan facility in an amount equal to 1.00% of the funded total principal amount through February 2014, with any remaining amount payable in May 2014. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

        Prepayments.    The Senior Secured Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with (1) 50% (which percentage can be reduced to 25% or 0% upon our attaining certain leverage ratios) of our annual excess cash flow, as defined; (2) 100% of the net cash proceeds above an annual amount of $25.0 million from non-ordinary course asset sales (including insurance and condemnation proceeds) by DJOFL and its restricted subsidiaries, subject to certain exceptions, including a 100% reinvestment right if reinvested or committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter; and (3) 100% of the net cash proceeds from issuances or incurrences of debt by DJOFL and its restricted subsidiaries, other than proceeds from debt permitted to be incurred under the Senior Secured Credit Agreement. The foregoing mandatory prepayments will be applied to the term loan

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

9. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

facilities in direct order of maturity. We have not been required to make any mandatory pre-payments through December 31, 2009. Based on estimated excess cash flows for the year ended December 31, 2009, we will be required to make a prepayment of the term loan outstanding under our senior secured credit facilities of approximately $1.9 million, which we expect to pay in March 2010. Such amount has been classified with the current portion of our long-term debt within our consolidated balance sheet as of December 31, 2009. We expect to reinvest the net proceeds from our 2009 asset sales during 2010 as permitted by our credit agreement and, as such, our calculation of estimated excess cash flows excludes those net proceeds. We may voluntarily prepay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, provided that voluntary prepayments of Eurodollar loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

        Guarantee and Security.    All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by DJO Holdings LLC ("Holdings") and each existing and future direct and indirect wholly-owned domestic subsidiary of DJOFL other than immaterial subsidiaries, unrestricted subsidiaries and subsidiaries that are precluded by law or regulation from guaranteeing the obligations (collectively, the "Guarantors").

        All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations, are secured by pledges of 100% of the capital stock of DJOFL, 100% of the capital stock of each wholly owned domestic subsidiary and 65% of the capital stock of each wholly owned foreign subsidiary that is, in each case, directly owned by DJOFL or one of the Guarantors; and a security interest in, and mortgages on, substantially all tangible and intangible assets of Holdings, DJOFL and each Guarantor.

        Certain Covenants and Events of Default.    The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  create liens on assets;

  •
  change fiscal years;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  pay dividends and other restricted payments;

  •
  make investments, loans or advances;

  •
  repay subordinated indebtedness;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  restrict the ability of restricted subsidiaries that are not Guarantors to pay dividends or make distributions;

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

9. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

  •
  amend material agreements governing our subordinated indebtedness; and

  •
  change our lines of business.

        In addition, the Senior Secured Credit Facility requires us to maintain a maximum senior secured leverage ratio of 4.25:1 as of the twelve months ended December 31, 2009, stepping down over time to 3.25:1 by the end of 2011. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default. Our maximum senior secured leverage ratio was within the covenant level as of December 31, 2009.

10.875% Senior Notes Payable

        On November 20, 2007, DJOFL and DJO Finance Corporation ("Finco") (collectively, the "Issuers") issued $575.0 million aggregate principal amount of 10.875% Senior Notes under an agreement dated as of November 20, 2007 (the "10.875% Indenture") among the Issuers, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

        The 10.875% Notes require semi-annual interest payments of approximately $31.3 million each May 15 and November 15 and are due November 15, 2014. The market value of the 10.875% Notes was approximately $603.8 million as of December 31, 2009 and was determined using trading prices for the 10.875% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 10.875% Notes.

        Optional Redemption.    Under the 10.875% Indenture, prior to November 15, 2011, the Issuers have the option to redeem some or all of the 10.875% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2011, the Issuers may redeem some or all of the 10.875% Notes at a redemption price of 105.438% of the then outstanding principal balance plus accrued and unpaid interest. The redemption price decreases to 102.719% and 100% of the then outstanding principal balance at November 2012 and November 2013, respectively. Additionally, from time to time, before November 15, 2010, the Issuers may redeem up to 35% of the 10.875% Notes at a redemption price equal to 110.875% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Change of Control.    Upon the occurrence of a change of control, unless DJOFL has previously sent or concurrently sends a notice exercising its optional redemption rights with respect to all of the then-outstanding 10.875% Notes, DJOFL will be required to make an offer to repurchase all of the then-outstanding 10.875% Notes at 101% of their principal amount, plus accrued and unpaid interest.

        Covenants.    The 10.875% Indenture contains covenants limiting, among other things, our and our restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred and convertible shares, pay dividends on, redeem, repurchase or make distributions in respect of the capital stock of DJO or make other restricted payments, make certain investments, sell certain assets, create liens on certain assets to secure debt, consolidate, merge, sell or otherwise dispose of all or substantially all of

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

9. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

our assets, enter into certain transactions with affiliates, and designate our subsidiaries as unrestricted subsidiaries. As of December 31, 2009, we were in compliance with all applicable covenants.

        On January 20, 2010, we issued $100.0 million aggregate principal amount of new 10.875% Senior Notes which mature on November 15, 2014, pursuant to the 10.875% indenture, governing our existing 10.875% Senior Notes due 2014 that were issued on November 20, 2007. The net proceeds of the issuance (excluding approximately $2.0 million of interest accrued from November 16, 2009 to January 19, 2010, which amount will be included in the interest payment we will make to noteholders on May 15, 2010, the first interest payment date), along with cash on hand, were used to repay $101.5 million aggregate principal amount of existing term loans under the Senior Secured Credit Facility (see Note 20).

11.75% Senior Subordinated Notes Payable

        In November 2006, the Issuers issued $200.0 million aggregate principal amount of 11.75% senior subordinated notes (the "11.75% Notes"). The 11.75% Notes require semi-annual interest payments of approximately $11.8 million each May 15 and November 15 and are due November 15, 2014.

        The market value of the 11.75% Notes was approximately $206.0 million as of December 31, 2009 and was determined using trading prices for the 11.75% Notes on or near that date. We believe the trading prices reflect certain differences between prevailing market terms and conditions and the actual terms of our 11.75% Notes.

        The 11.75% Notes contain similar provisions as the 10.875% Notes with respect to change of control and covenant requirements. Under the Indenture governing the 11.75% Notes (the "11.75% Indenture"), prior to November 15, 2010, the Issuers have the option to redeem some or all of the 11.75% Notes for cash at a redemption price equal to 100% of the then outstanding principal balance plus an applicable make-whole premium plus accrued and unpaid interest. Beginning on November 15, 2010, the Issuers may redeem some or all of the 11.75% Notes at a redemption price of 105.875% of the then outstanding principal balance plus accrued and unpaid interest on the 11.75% Notes. The redemption price decreases to 102.938% and 100% of the then outstanding principal balance at November 2011 and November 2012, respectively. Additionally, from time to time, before November 15, 2009, the Issuers may redeem up to 35% of the 11.75% Notes at a redemption price equal to 111.75% of the principal amount then outstanding, in each case, with proceeds we raise, or a direct or indirect parent company raises, in certain offerings of equity of DJOFL or its direct or indirect parent companies, as long as at least 65% of the aggregate principal amount of the notes issued remains outstanding.

        Our ability to continue to meet the covenants related to our indebtedness specified above in future periods will depend, in part, on events beyond our control, and we may not continue to meet those ratios. A breach of any of these covenants in the future could result in a default under the Senior Secured Credit Facility, the 11.75% Indenture and the 10.875% Indenture (collectively, the "Indentures"), at which time the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the Indentures.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

9. LONG-TERM DEBT AND CAPITAL LEASES (Continued)

        All of our long-term debt and capital leases mature within the next five years. At December 31, 2009, the aggregate amounts of annual principal maturities of long-term debt and capital leases are as follows (in thousands):

Years Ending December 31,
2010	$15,926
2011	10,692
2012	10,690
2013	10,653
2014	1,764,909

Total	1,812,870

Debt Issue Costs

        We incurred $30.7 million, $24.5 million, and $10.2 million of debt issue costs in connection with the Senior Secured Credit Facility, the 10.875% Notes, and the 11.75% Notes, respectively. These costs have been capitalized and are included in other non-current assets in the condensed consolidated balance sheets at December 31, 2009 and 2008. Debt issue costs are being amortized over the terms of the respective debt instruments through November 2014.

10. MEMBERSHIP EQUITY

        In connection with the DJO Merger, an affiliate of Blackstone made a cash equity contribution of $434.6 million. Additionally, we repurchased 264,525 shares of ReAble's common stock ("Prior Transaction Management Rollover Options") from certain ReAble executives who were terminated in connection with the DJO Merger at a per share price of $16.46. At the closing of the DJO Merger, these former ReAble executives forfeited all unvested stock options previously issued to them under the 2006 Stock Incentive Plan at the closing of the DJO Merger. Furthermore, certain members of DJO Opco management chose to rollover certain of their DJO Opco options which were exchanged into options to purchase 1,912,577 shares under the 2007 Incentive Stock Plan on a tax-deferred basis (the "DJO Management Rollover Options"). The fair value of these options approximated $15.2 million and was recorded as a component of the cost of the DJO Merger. Also, on November 20, 2007, we granted an executive officer 24,300 shares (net of taxes) of restricted stock under the 2007 Incentive Stock Plan, which were subsequently cancelled during the third quarter of 2008 as a result of his termination (See Note 11 for further information).

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION

2007 Stock Incentive Plan

        We have one active equity incentive plan, the DJO Incorporated 2007 Incentive Stock Plan (the "2007 Plan"), under which we are authorized to grant options and awards up to 7,500,000 shares, subject to adjustment in certain events. Options issued under the 2007 Plan can be either incentive stock options or non-qualified stock options. The exercise price of stock options granted will not be less than 100% of the fair market value of the underlying shares on the date of grant, and will expire no more than ten years from the date of grant. In addition, we adopted a form of non-statutory stock

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

option agreement (the "DJO Form Option Agreement") for employee stock option awards under the 2007 Plan. Under the DJO Form Option Agreement, one-third of each stock option grant will vest over a specified period of time (typically five years) contingent solely upon the awardees' continued employment with us ("Time-Based Tranche"). Another one-third of each stock option grant will vest over a specified performance period (typically four to five years) from the date of grant upon the achievement of certain pre-determined performance targets based on Adjusted EBITDA and adjusted free cash flow on an annual basis, as defined in the DJO Form Option Agreement ("Performance-Based Tranche"). The final one-third of each stock option grant was originally determined to vest based upon achieving enhanced pre-determined performance targets based on Adjusted EBITDA and adjusted free cash flow, but was modified as described below ("Enhanced Performance-Based Tranche").

        During March 2009, we made modifications to the terms of the outstanding options and the 2007 Plan. The performance conditions for the portion of the options within the Performance-Based Tranche that vest based on 2009 financial performance were modified to require achievement of Adjusted EBITDA and adjusted free cash flow targets that were established in connection with our 2009 budget process. As with the original terms of such options, the optionees may earn 80% or more of such portion of options upon achievement of at least a minimum threshold amount of the budgeted Adjusted EBITDA and of the free cash flow targets for 2009. The financial targets for the Performance-Based Tranches for the years 2010-2012 remain unchanged and we added financial targets for 2013-2015. The vesting provisions of the Performance-Based Tranche were modified to provide that upon achievement of the partial or total annual target for a given year resulting in partial or full vesting for that year, any portion of the tranche associated with prior years will also vest up to the percentage vested in the given year, to the extent not previously vested. The financial performance targets for the entire Enhanced Performance-Based Tranche were replaced by targets with different financial metrics. These new targets require achievement of a minimum internal rate of return ("IRR") and multiple of invested capital ("MOIC"), each measured with respect to Blackstone's aggregate investment in our capital stock, to be achieved by Blackstone following a liquidation of all or a portion of its investment in our capital stock. As a result of this modification, the Enhanced Performance-Based Tranche has both a performance component and a market condition component and will now be referred to as the "Enhanced Market Return Tranche".

        Options granted under the 2007 Plan contain change-in-control provisions that cause the vesting of a portion of the tranches upon the occurrence of a change-in-control, as follows: 1) the option shares in the Time-Based Tranche will become immediately exercisable upon the occurrence of a change-in-control if the optionee remains in continuous employment of the Company until the consummation of the change-in-control and 2) the option shares of the Performance-Based Tranche for the year in which such change-in-control is consummated and for any subsequent performance periods will become immediately exercisable if the optionee remains in continuous employment of the Company until the consummation of the change-in-control. This provision does not operate to vest the Enhanced Market Return Tranche which requires the achievement of the IRR and MOIC targets by Blackstone on its equity investment in us. The DJO Form Option Agreement includes certain forfeiture provisions upon an awardees' separation from service with us.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

Employee Stock Options

        During the year ended December 31, 2009 we granted 1,048,146 stock options under the 2007 Plan to our executive officers, senior management, and certain other employees.

        For the years ended December 31, 2009, 2008 and 2007, we recorded non-cash compensation expense of approximately $3.3 million, $1.3 million and $1.5 million, respectively, associated with stock options issued under the 2007 Plan. We record expense for awards with a performance condition only to the extent deemed probable of achievement, with the exception of market-based options previously modified during the first quarter of 2009 and reallocated to the Time-Based and Performance-Based Tranches. The expense related to the previously modified options is recognized ratably over the expected term of the stock options using the original grant-date fair value regardless of the probability of achieving the performance conditions. We are required to reassess at each reporting period whether the achievement of any performance condition is probable, at which time we would recognize the related compensation expense over the remaining performance or service period, if any. During 2008 we did not recognize compensation expense associated with our Performance-Based Tranche as the performance targets under the original grant were not achieved. As a result of the modification of the 2009 targets and our actual results for the year ended December 31, 2009, we exceeded the minimum threshold amounts related to our 2009 performance targets. As such, for the year ended December 31, 2009, we recognized compensation expense for the modified options and the annual portion of the tranche associated with the 2008 options that were not previously vested. To date, no amount has been recorded for the Enhanced Market Return Tranche, as achievement of the performance component is not deemed probable at this time.

        The fair value of each option award is estimated on the date of grant, or modification, using the Black-Scholes-Merton option pricing model for service and performance based awards, and a binomial model for market based awards. In estimating fair value for new options issued under the 2007 Plan, expected volatility was based completely on historical volatility of comparable publicly-traded companies. As our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term, we used the simplified approach to calculate the expected term. Expected life is calculated in two tranches based on the employment level defined as executive or employee. The risk-free rate used in calculating fair value of service and performance-based stock options for periods within the expected term of the option is based on the U.S. Treasury yield bond curve in effect at the time of grant. As a result of the 2009 modification, we will no longer use the original grant date fair value to measure compensation cost and have re-assessed the assumptions used to determine the fair value of options at the date of modification and at subsequent grant dates.

        The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The following table presents the assumptions we

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

used in calculating the fair value of employee stock options for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
Expected dividends	0.0%	0.0%	0.0%
Expected volatility	34.4 - 34.7%	27.4% - 60.0%	27.4% - 60.0%
Risk-free rate	2.3 - 2.79%	2.8% - 4.7%	3.5% - 4.7%
Expected term (in years)	5.83 - 6.3	4.7 - 7.1	4.7 - 7.1

Non-Employee Stock Options

        During the year ended December 31, 2009 we granted 3,200 stock options under the 2007 Plan to non-employees ("non-employee options"). The non-statutory stock option agreement for the non-employees states that the options have an exercise price of $16.46 per share, which was equal to 100% of the estimated fair market value of the stock and will become effective upon the defined effective date and expire ten years from that date. A number of shares equal to 25% of the options granted become vested and exercisable at the end of each of the first four years subsequent to the effective date, provided the optionee is still affiliated with and providing services to the Company. The non-employee option agreement does not include any performance requirements on the optionee's part in order to vest in the options granted. Non-employee options are accounted for in accordance with ASC Topic 505 (formerly Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services") which states that the fair value of each option will be re-measured at the end of each reporting period until vested, when the final fair value of the vesting of the option is determined.

        In estimating fair value for options issued, expected volatility was based completely on historical volatility of comparable publicly-traded companies. A contractual life of ten years was used in place of the expected term. The risk-free rate used in calculating the fair value of the non-employee stock options for periods within the contractual life is based on the U.S. Treasury yield bond curve in effect at the time of grant.

        The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The following table presents the assumptions we used in calculating the fair value of the non-employee stock options for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
Expected dividends	0.0%	0.0%
Expected volatility	34.4 - 34.7%	27.41%
Risk-free rate	2.3 - 2.797%	3.92%
Contractual term (in years)	10 years	10 years

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

11. STOCK OPTION PLANS AND STOCK-BASED COMPENSATION (Continued)

        We recorded non-cash compensation expense of approximately $0.1 million for each year ended December 31, 2009 and 2008, associated with non-employee stock options issued under the 2007 Incentive Stock Plan.

        A summary of option activity under the 2007 Plan for the years ended December 31, 2009 and 2008 is presented below:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	3,550,627	$12.97
Granted, including Replacement Options	4,528,214	$16.46
Exercised	—
Forfeited, including options cancelled	(2,003,927)	$16.35

Outstanding at December 31, 2008	6,074,914	$14.46	8.18	12,221,730
Granted,	1,051,346	$16.46
Exercised	—
Forfeited, including options cancelled	(245,918)	$16.46

Outstanding at December 31, 2009	6,880,342	$14.69	7.51	12,221,730

Exercisable at December 31, 2009	3,403,728	$12.64	6.71	12,221,730

        For the years ended December 31, 2009, 2008 and 2007, the weighted-average grant-date fair value of stock options granted was $5.55, $5.36, and $8.09, respectively.

        Total unrecognized stock-based compensation expense, related to nonvested stock options under the 2007 Plan, net of expected forfeitures, was $8.0 million as of December 31, 2009. We anticipate this expense to be recognized over a weighted-average period of approximately three years. However, compensation expense associated with performance-based options under the 2007 Plan, with the exception of those that were issued in connection with a modification, will be recognized only to the extent achievement of certain performance targets are deemed probable.

Restricted Stock

        On March 13, 2007, we granted 15,189 shares of restricted stock options to an executive officer pursuant to the terms of a restricted stock agreement under the 2006 Plan. The shares were subject to a vesting schedule over a period of three years with the final vesting on November 3, 2009. On November 20, 2007, we granted 24,300 shares of restricted stock awards to the same executive officer pursuant to the terms of a restricted stock agreement under the 2007 Incentive Stock Plan, which would vest on January 1, 2009. On August 14, 2008, we entered into a Separation of Employment Agreement and General Release with this executive officer which waived any and all of his rights to any stock option or equity grants, including but not limited to restricted stock. As such, all restricted stock options were cancelled during the third quarter and we reversed approximately $244,000 of previously recorded compensation expense related to the restricted stock.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

12. SEGMENT AND GEOGRAPHIC INFORMATION

        We provide a broad array of orthopedic rehabilitation and regeneration products, as well as implants to customers in the United States and abroad. In the first quarter of 2009, we changed how we report financial information to senior management. Prior to 2009, we included the international components of the Surgical, Chattanooga, and Empi businesses in either the Surgical or Domestic Rehabilitation segments, as their operations were managed domestically. During the fourth quarter of 2008, we effected an operational reorganization which resulted in the non-U.S. components of all of our businesses being managed abroad. As a result, the segment financial data for the year ended December 31, 2009 reflects this new segmentation and the data for the years ended December 31, 2008 and 2007, as noted below, has been restated to reflect this change. We currently develop, manufacture and distribute our products through the following three operating segments.

Domestic Rehabilitation Segment

        Our Domestic Rehabilitation Segment, which generates its revenues in the United States, is divided into five main businesses:

  •
  Bracing and Supports.  Our Bracing and Supports business unit offers our DonJoy, ProCare and Aircast products, including rigid knee bracing, orthopedic soft goods, cold therapy products, and vascular systems. This business unit also includes our OfficeCare business, through which we maintain an inventory of soft goods and other products at healthcare facilities, primarily orthopedic practices, for immediate distribution to patients.

  •
  Empi.  Our Empi business unit offers our home electrotherapy, iontophoresis, and home traction products. We primarily sell these products directly to patients or to physical therapy clinics. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Regeneration.  Our Regeneration business unit primarily sells our bone growth stimulation products. We sell these products either directly to patients or to independent distributors. For products sold to patients, we arrange billing to the patients and their third party payors.

  •
  Chattanooga.  Our Chattanooga business unit offers products in the clinical rehabilitation market in the categories of clinical electrotherapy devices, clinical traction devices, and other clinical products and supplies such as treatment tables, continuous passive motion ("CPM") devices and dry heat therapy.

  •
  Athlete Direct.  Our Athlete Direct business unit offers our Compex electrostimulation device to consumers, which range from people interested in improving their fitness to competitive athletes, to assist in athletic training programs through muscle development and to accelerate muscle recovery after training sessions.

International Segment

        Our International Segment, which generates most of its revenues in Europe, sells all of our products and certain third party products through a combination of direct sales representatives and independent distributors.

        We sell our Domestic Rehabilitation and International Segment products through a variety of distribution channels. We sell our home therapy products to wholesale customers and directly to patients. We recognize wholesale revenue when we ship our products to our wholesale customers. We

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

12. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

recognize home therapy retail revenue, both rental and purchase, when our product has been dispensed to the patient and the patient's insurance has been verified. We recognize revenue for product shipped directly to the patient at the time of shipment. For retail products that are sold from our inventories consigned at clinic locations, we recognize revenue when we receive notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained, when required.

        We sell our DonJoy products through a network of independent sales representatives. We record revenues from sales made by sales representatives, who are paid commissions, when the product is shipped to the customer. For certain of our other products, we sell directly to the patient and bill a third party payor, if applicable, on behalf of the patient.

        We sell our ProCare, Aircast and clinical rehabilitation products to distributors. We record revenue at the time product is shipped to the distributor. Distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program.

        We sell our products to customers outside the United States through wholly owned subsidiaries or independent distributors. We record revenue from sales to distributors at the time product is shipped to the distributor. Our international distributors take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record revenue from sales made by our wholly owned subsidiaries at the time product is shipped to the customer.

Domestic Surgical Implant Segment

        Our Domestic Surgical Implant Segment develops, manufactures and markets a wide variety of knee, hip and shoulder implant products that serve the orthopedic reconstructive joint implant market in the United States.

        We sell our Domestic Surgical Implant Segment products through a network of independent sales representatives in the United States. We record revenues from sales made by sales representatives, who are paid commissions at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We include amounts billed to customers for freight in revenue.

        Information regarding our reportable business segments is presented below (in thousands). This information excludes the impact of certain expenses not allocated to segments, primarily general

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

12. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

corporate expenses and non-recurring charges related to our integration activities. All prior periods presented have been restated to reflect our current reportable segments.

	Year Ended December 31,
	2009	2008	2007
Net sales:
Domestic Rehabilitation Segment	$640,785	$634,559	$273,562
International Segment	241,464	252,313	133,757
Domestic Surgical Implant Segment	63,877	61,597	57,492

Consolidated net sales	$946,126	$948,469	$464,811

Gross profit:
Domestic Rehabilitation Segment	$425,475	$403,740	$167,092
International Segment	137,142	151,901	70,225
Domestic Surgical Implant Segment	49,799	50,469	46,172
Expenses not allocated to segments/Eliminations	(5,009)	(7,818)	(3,876)

Consolidated gross profit	$607,407	$598,292	$279,613

Operating income:
Domestic Rehabilitation Segment	$177,962	$138,556	$11,772
International Segment	49,051	55,295	9,422
Domestic Surgical Implant Segment	12,955	12,815	11,656
Expenses not allocated to segments/Eliminations	(161,111)	(173,325)	(74,687)

Consolidated operating income (loss)	$78,857	$33,341	$(41,837)

        The accounting policies of the reportable segments are the same as the accounting policies of the Company. We allocate resources and evaluate the performance of segments based on net sales, gross profit, operating income and other non-GAAP measures as defined. Moreover, we do not allocate assets to reportable segments because a significant portion of assets are shared by the segments.

Geographic Area

        Following are our net sales by geographic area (in thousands):

	Year Ended December 31,
	2009	2008	2007
Net sales:
United States	$704,954	$696,156	$331,053
Germany	74,185	65,228	45,418
Other Europe, Middle East, and Africa	110,140	143,018	57,187
Asia Pacific	15,541	12,595	5,435
Other	41,306	31,472	25,718

	$946,126	$948,469	$464,811

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

12. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Net sales are attributed to countries based on location of customer. For the years ended December 31, 2009, 2008 and 2007, we had no individual customer or distributor that accounted for 10% or more of total annual revenues.

        Following are our long-lived assets by geographic area as of December 31, 2009 and 2008 (in thousands):

	December 31, 2009	December 31, 2008
United States	$2,295,577	$2,423,171
International	212,726	167,730

	$2,508,303	$2,590,901

13. INCOME TAXES

        DJO is the taxpayer in the U.S., while our foreign subsidiaries are subjected to income tax in the applicable local jurisdictions. Although DJOFL is not a U.S. taxpayer, pursuant to the provisions of ASC Topic 740 (formerly SFAS No. 109, "Accounting for Income Taxes,") the tax expense of DJO has been pushed down to the stand alone financial statements of DJOFL.

        The components of losses from continuing operations before income taxes for the applicable periods consist of the following (in thousands):

	Year Ended December 31,
	2009	2008	2007
U.S. operations	$(76,881)	$(154,156)	$(125,629)
Foreign operations	5,812	6,792	(1,282)

	$(71,069)	$(147,364)	$(126,911)

        The income tax benefit for the applicable periods consists of the following (in thousands):

	Year Ended December 31,
	2009	2008	2007
Current income taxes:
U.S. Federal and State	$3,465	$(6,672)	$432
Foreign	(2,147)	3,303	3,397
Deferred income taxes:
U.S. Federal and State	(28,335)	(45,236)	(44,008)
Foreign	5,339	(1,076)	(3,277)

	$(21,678)	$(49,681)	$(43,456)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        The difference between the income tax benefit derived by applying the U.S. Federal statutory income tax rate of 35% to net loss and the income tax benefit recognized in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
Benefit derived by applying the Federal statutory income tax rate to income (loss) before income taxes	$(24,874)	$(51,577)	$(44,419)
Add (deduct) the effect of:
State tax benefit, net	(1,071)	(2,482)	(3,362)
Nondeductible IPR&D	—	—	1,050
Change in state effective tax rates	(3,859)	—	—
Change in German tax laws	(379)	—	(1,458)
Gain on subsidiary stock sale	2,609	—	—
Unrecognized tax benefits	2,460	720	226
Foreign exchange gain	1,816	—	—
Permanent differences and other, net	1,620	3,658	4,507

	$(21,678)	$(49,681)	$(43,456)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

        The components of deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$112,782	$118,237
Inventory reserve	5,175	7,648
Receivables reserve	21,575	17,449
Accrued compensation	3,991	1,724
Accrued expenses	6,504	9,025
Interest rate swaps	4,397	5,189
Foreign earnings repatriation	4,155	2,823
Other	9,381	8,922

Gross deferred tax assets	167,960	171,017

Valuation allowance	(7,130)	(7,129)
Net deferred tax assets	160,830	163,888

Deferred tax liabilities:
Property and equipment	(1,769)	(3,661)
Intangible assets	(418,762)	(437,938)
Foreign currency translation	(3,038)	(2,222)
Foreign earnings repatriation	(13,051)	(12,504)
Other	(4,893)	(3,027)

	(441,513)	(459,352)

Net deferred tax liabilities	$(280,683)	$(295,464)

        As a result of the DJO Merger we recorded significant acquired intangible assets for which no tax basis exists and, as such, a significant deferred tax liability was recorded under purchase accounting. Taxable temporary differences will reverse within the carryforward period for the existing deferred tax assets.

        During the first quarter of 2009, the state of California enacted legislation which will allow corporate taxpayers to elect to use a single sales factor apportionment formula to apportion business income to California for tax years beginning on or after January 1, 2011. We anticipate making this election in fiscal year 2011 and thereafter. In the first quarter of 2009, we recorded a tax benefit of $3.9 million related to the enactment of this legislation which represents a reduction in our net deferred tax liabilities due to a lower effective state tax rate.

        At December 31, 2009, we maintain approximately $416.6 million of net operating loss carryforwards in the U.S., which expire over a period of one to 20 years. Our European net operating loss carryforwards of approximately $25.8 million generally are not subject to expiration dates, unless we trigger certain events.

        At December 31, 2009 and 2008, we recorded gross deferred tax assets of $168.0 million and $171.0 million, respectively, which we reduced by valuation allowances of $7.1 million for both years. We have recorded a valuation allowance against certain European net operating loss carryforwards due

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

to uncertainties regarding our ability to realize these deferred tax assets. The majority of the valuation allowance was recorded as an adjustment to goodwill as these loss carryforwards were acquired in connection with acquisitions and the Prior Transaction.

        As a result of the DJO Merger we no longer intend to permanently reinvest in our foreign operations. In connection with the DJO Merger, deferred tax liabilities of $6.4 million were recorded in purchase accounting, representing estimated U.S. and foreign taxes on cumulative unrepatriated foreign earnings. We recorded a deferred tax expense of $0.5 million and $0.6 million, respectively, for the years ended December 31, 2009 and 2008 for unrepatriated foreign earnings in those years.

        We and our subsidiaries file income tax returns in the U.S. federal, state and local, and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005. The Internal Revenue Service ("IRS") is currently examining the 2005 and 2006 tax years. It is anticipated that the examination will be completed during 2010. We adopted the provisions of ASC Topic 740-10 (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109") on January 1, 2007. As a result of the implementation of ASC Topic 740-10, we recognized a $5.9 million increase in liabilities for gross unrecognized tax benefits, which was accounted for as an increase to the balance of goodwill. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the years ended December 31, 2007, 2008 and 2009 are as follows in thousands:

Balance at January 1, 2007	$6,979
Additions based on tax positions related to current year	458
Additions for tax positions related to prior years	8,016
Additions due to acquisition of businesses	1,829
Reductions for tax positions related to prior years	(1,059)

Balance at December 31, 2007	16,223
Additions based on tax positions related to the current year	1,054
Additions for tax positions related to prior years	2,570
Reductions for tax positions related to prior years	(93)
Reductions due to lapse of statute of limitations	(4,187)
Reductions for settlements of tax positions	(159)

Balance at December 31, 2008	15,408
Additions based on tax positions related to the current year	3,225
Additions for tax positions related to prior years	1,217
Reductions due to lapse of statute of limitations	(635)
Reductions for settlements of tax positions	(126)

Balance at December 31, 2009	$19,089

        To the extent our gross unrecognized tax benefits are recognized in the future, a reduction of $2.5 million of federal tax benefit for related state income tax deductions would result. There is a reasonable possibility that the closing of the IRS examination could result in a material reduction to our unrecognized tax benefits within the next twelve months. Due to the fact that the audit has not been finalized, the amount of the unrecognized tax benefits that may be reduced cannot be reasonably

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

13. INCOME TAXES (Continued)

estimated. Due to our adoption of ASC Topic 805 (formerly SFAS 141R, "Business Combinations") on January 1, 2009, all unrecognized tax benefits will impact the effective tax rate upon recognition. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized an increase of $0.5 and $0.4 million, respectively, in accrued interest and penalties for the years ended December 31, 2009 and 2008, respectively. Since adoption we accrued $1.6 million and $1.1 million, respectively, for the payment of interest and penalties at December 31, 2009 and 2008.

14. RESTRUCTURING AND RELATED CHARGES

2009 Chattanooga

        In June 2009, we announced our plans to close our Chattanooga manufacturing and distribution facility, located in Hixson, Tennessee, and to integrate the operations of the Chattanooga site into our other existing sites. The transition of our Chattanooga activities was expected to take approximately nine to 12 months to complete. As a result of this transition, we expect to incur approximately $5.0 million to $6.0 million of cash expenses, mainly related to one-time termination benefits and employee retention.

        A summary of the activity relating to the restructuring for the period from June 1, 2009 through December 31, 2009 is as follows (in thousands):

	Severance & Employee Retention	Other	Total
Balance, beginning of period	$—	$—	$—
Expensed during period	4,896	479	5,375
Payments made during period	(847)	(74)	(921)

Balance at December 31, 2009	$4,049	$405	$4,454

        Expenses incurred related to the transition of our Chattanooga activities are recorded within selling, general and administrative expense on our consolidated statement of operations for the year ended December 31, 2009.

2007 DJO Merger

        At the time of the DJO Merger, management had begun to assess and formulate plans to restructure the operations of DJO to eliminate certain duplicative activities, reduce the cost structure and better align product and operating expenses with the existing markets in which we compete. The plan was approved and initiated after the consummation of the DJO Merger. In the fourth quarter of 2007, we announced the relocation of our headquarters to Vista, California. Activities were also initiated with respect to the relocation of certain manufacturing operations from our Chattanooga, Tennessee location to Tijuana, Mexico. We also announced the future termination of certain employees related to the move of certain activities of our Bone Growth Stimulation ("BGS") product line operations from Vista, California to St. Paul, Minnesota. Internationally, we closed a facility in Germany and anticipated facility closures in certain other locations in an effort to integrate and realize cost synergies in our international operations. At December 31, 2008, approximately $1.6 million was

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

14. RESTRUCTURING AND RELATED CHARGES (Continued)

accrued related to severance and facility exit costs, and approximately $0.2 million was accrued related to the purchase of rights to distributor territories in connection with the DJO Merger. We also assumed $1.9 million of severance due to a former executive officer of a business acquired by DJO prior to the DJO Merger, which was paid in the first quarter of 2008.

        In certain cases, estimated severance and facility exit costs have been accrued as a liability with a corresponding increase to goodwill in accordance with the guidance specified in ASC Topic 805 (formerly SFAS No. 141(R), "Business Combinations"). However, not all of our restructuring costs meet the accrual requirements of ASC Topic 805, and certain integration costs are expensed as incurred.

        A summary of the activity relating to the restructuring year ended December 31, 2008 is as follows (in thousands):

	Lease Termination Costs	Severance	Purchase of Rights to Distributor Territories	Total
Balance at December 31, 2007	1,349	6,087	2,127	9,563
Expensed during period	—	3,998	—	3,998
Adjustments to goodwill	625	(769)	(458)	(602)
Payments made during period	(739)	(8,543)	(1,366)	(10,648)
Adjustments to reserve	(312)	(35)	(123)	(470)
Foreign currency translation	(45)	(54)	—	(99)

Balance at December 31, 2008	$878	$684	$180	$1,742

        Materially all amounts accrued for as of December 31, 2008 were paid in 2009.

15. COMMITMENTS AND CONTINGENCIES

Commitments

        As of December 31, 2009, we had entered into future purchase commitments for inventory, capital acquisitions and other services totaling approximately $92.1 million in the ordinary course of business. This amount includes an annual commitment of $7.0 million for monitoring fees to be paid to Blackstone Management Partners V L.L.C. ("BMP") through 2019.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

15. COMMITMENTS AND CONTINGENCIES (Continued)

        The following table summarizes our contractual obligations excluding operating leases as of December 31, 2009 associated with fixed commitments for purchase and service obligations for the next five years and thereafter (in thousands):

Years Ending December 31,
2010	$25,645
2011	10,446
2012	7,000
2013	7,000
2014	7,000
Thereafter	35,000

Total	$92,091

        Operating Leases.    We lease building space, manufacturing facilities and equipment under non-cancelable operating lease agreements that expire at various dates. We record rent incentives as deferred rent and amortize as reductions to lease expense over the lease term in accordance with ASC topic 840 (formerly FASB Statement No. 13, "Accounting for Leases (as amended)"). The aggregate minimum rental commitments under non-cancelable leases for the periods shown at December 31, 2009, are as follows (in thousands):

Years Ending December 31,
2010	$10,472
2011	8,204
2012	6,878
2013	6,169
2014	5,954
Thereafter	20,626

$58,303

        Rental expense under operating leases totaled approximately $13.4 million, $12.4 million, and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Scheduled increases in rent expense are amortized on a straight line basis over the life of the lease.

        Capital Leases.    Leased equipment under capital leases, included in property and equipment in the accompanying consolidated financial statements are as follows (in thousands):

	December 31, 2009	December 31, 2008
Equipment	$678	$556
Less—accumulated amortization	(393)	(244)

	$285	$312

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

15. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        The manufacture and sale of orthopedic devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products resulted in adverse effects. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

        We are currently defendants in approximately 80 product liability cases, including lawsuits in Canada and Texas seeking class action status, related to a disposable drug infusion pump product manufactured by two third party manufacturers that we distributed through our Bracing and Supports business unit of our Domestic Rehabilitation segment. We discontinued our sale of these products in the second quarter of 2009. These cases have been brought against the manufacturers and certain distributors of these pumps, and in some cases, the manufacturers of the anesthetics used in these pumps. All of these lawsuits allege that the use of these pumps with certain anesthetics in certain shoulder surgeries over prolonged periods have resulted in cartilage damage to the plaintiffs. We have sought indemnity and tendered the defense of these cases to the two manufacturers who supplied these pumps to us, to their products liability carriers and to our products liability carriers. The products liability carriers for both manufacturers have accepted coverage for our defense of these claims; however, both manufacturers have rejected our tenders of indemnity. The base policy for one of the manufacturers has been exhausted and the excess liability carriers for that manufacturer are not obligated to provide a defense until a $5 million self-insured retention has been paid. Our products liability carrier has accepted coverage of these cases, subject to a reservation of the right to deny coverage for customary matters, including punitive damages and off-label promotion. The lawsuits allege damages ranging from unspecified amounts to claims between $1.0 million and $10.0 million. These cases are in varying stages of discovery. We could be exposed to material liabilities if our insurance coverage is not available or inadequate and the resources of the two manufacturers, including their respective products liability insurance policies, are insufficient to pay the defense costs and settlements or judgments in these cases.

        We maintain products liability insurance that is subject to annual renewal. Our current policy covers claims reported between July 1, 2009 and June 30, 2010 and provides for coverage (together with excess policies) of up to a limit of $80 million, provided that the top layer of $25 million excess over $55 million covers only claims reported after February 25, 2010 and the next layer down of $10 million excess over $45 million covers only claims reported after February 18, 2010. This coverage is subject to a self-insured retention of $500,000 for claims related to pain pumps described above and claims related to the IceMan cold therapy product, a self-insured retention of $250,000 on claims related to all other invasive products and a self-insured retention of $50,000 on claims related to all other non-invasive products, with an aggregate self-insured retention of $1.0 million for all products liability claims. In addition, the top layer of $25 million excess over $55 million has a separate self-insured retention of $50,000 per claim. Our prior two products liability policies cover claims reported between July 1, 2007 and February 15, 2008 and between February 15, 2008 and July 1, 2009, respectively. The 2007-2008 policy provides for coverage (together with excess policies) of up to a limit of $20 million and the 2008-2009 policy provides for coverage (together with excess policies) of up to a limit of $25 million. Certain of the pain pump cases described above were reported under and are

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

15. COMMITMENTS AND CONTINGENCIES (Continued)

covered by these two policies. If a products liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially. In addition, in certain instances, a products liability claim could also result in our having to recall some of our products, which could result in significant costs to us. On our consolidated balance sheet of December 31, 2009, we have accrued approximately $2.0 million for expenses related to products liability claims. The amount accrued is based upon previous claim experience in part due to the fact that in 2003 we exceeded the coverage limits in effect at that time for certain historical product liability claims involving one of our discontinued surgical implant products and such products are excluded from coverage under our current policies.

        Due to the nature of our business, we are subject to a variety of audits by government agencies and other private interests. In the first quarter of 2008, we received Form FDA-483 "Inspectional Observations" in connection with an FDA audit of the Chattanooga business unit of our Domestic Rehabilitation Segment, stating that we failed to report certain customer complaints claiming that our muscle stimulator devices malfunctioned, and that we did not adequately implement corrective and preventive action to prevent recurrence of potential product failures relating to our muscle stimulator devices. The FDA auditor also recommended that we recall a series of ultrasound devices that had experienced operating issues in 2005, and we are implementing such a recall. We received a warning letter from the FDA in June 2008 relating to reporting issues on the muscle stimulator device complaints and requesting software verification and validation plans and reports regarding the correction of problems associated with the ultrasound product. We believe that we have addressed these areas of concern adequately. In a recent FDA audit of our Chattanooga facility, as a follow-up to the warning letter we received in June 2008, the FDA issued no Form FDA-483 "Inspectional Observations", and the FDA has formally withdrawn the warning letter.

        In the third quarter of 2009, we received a Form FDA-483 "Inspectional Observations" in connection with an FDA audit of our Surgical Implant Segment, stating that: (1) we failed to follow our standard operating procedures to ensure that the designs of certain products were correctly transferred into production; (2) we failed to adequately analyze certain quality data to identify existing and potential causes of nonconforming product and quality problems, resulting in disposal or reworking of certain nonconforming parts in the later stages of our production processes; (3) our complaint handling procedures were not well defined to ensure that all complaints are processed in a uniform and timely manner; and (4) we failed to follow our standard operating procedures related to procurement to minimize receipt of nonconforming materials from suppliers. We promptly implemented corrective action that we believe adequately address each Inspectional Observation and submitted a timely response to the FDA. We cannot assure you that the FDA will agree with our actions or will not take further action in the future, including issuing a warning letter related to these observations, seeking injunction, initiating seizure, or delaying review of pending applications.

        On April 15, 2009, we became aware of a qui tam action filed in Federal Court in Boston, Massachusetts in March 2005 and amended in December 2007 that names us as a defendant along with each of the other companies that manufactures and sells external bone growth stimulators, as well as our principal stockholder, The Blackstone Group, and the principal stockholder of one of the other companies in the bone growth stimulation business. This case is captioned United States ex rel. Beirman v. Orthofix International, N.V., et al., Civil Action No. 05-10557 (D. Mass.). The case was sealed when originally filed and unsealed in March 2009. The plaintiff, or relator, alleges that the defendants have engaged in Medicare fraud and violated Federal and state false claims acts from the

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

15. COMMITMENTS AND CONTINGENCIES (Continued)

time of the original introduction of the devices by each defendant to the present by seeking reimbursement for bone growth stimulators as a purchased item rather than a rental item. The relator also alleges that the defendants are engaged in other marketing practices constituting violations of the Federal and various state anti-kickback statutes. On December 4, 2009, we filed a motion to dismiss the relator's complaint, and we are currently awaiting a response from the relator. Shortly before becoming aware of the qui tam action, we were advised that our bone growth stimulator business was the subject of an investigation by the DOJ, and on April 10, 2009, we were served with a subpoena under HIPAA seeking numerous documents relating to the marketing and sale by us of bone growth stimulators. On September 21, 2009, we were served with a second HIPAA subpoena related to this DOJ investigation seeking additional documents relating to the marketing and sale by us of bone growth stimulators. We believe that these subpoenas are related to the DOJ's investigation of the allegations in the qui tam action, although the DOJ has decided not to intervene in the qui tam action at this time. We believe that our marketing practices in the bone growth stimulation business are in compliance with applicable legal standards and intend to defend this case and investigation vigorously. We can make no assurance as to the resources that will be needed to respond to these matters or the final outcome.

        In December 2006, we recorded approximately $1.1 million as a contingent liability with an offsetting adjustment to goodwill relating to litigation against Compex Technologies, Inc. ("Compex") regarding a dispute over custom duties and VAT on imported goods as part of the purchase accounting of Compex. In February 2007, a judgment in the dispute with the custom officials was issued by the court which resulted in partial unfavorable rulings for each side. In June 2008, the Appeal Court of Paris announced a preliminary judgment in our favor. In August 2008, we received written notice that the French custom would not appeal the ruling. As such, we reversed our contingent liability previously accrued for and recorded it as a reduction to expense within the condensed consolidated statements of operations in the third quarter of 2008.

        On July 7, 2006, a purported class action complaint, Louis Dudas et al. v. Encore Medical Corporation et al., was filed against DJO and its directors in the District Court of Travis County, Texas, 345th Judicial District (the "Texas Action"). Recently, Blackstone was added as a defendant. On July 18, 2006, a second purported class action complaint, Robert Kemp et al. v. Alastair J. Clemow et al. (the "Delaware Action") was filed by a putative stockholder of DJO in the Court of Chancery of the State of Delaware, New Castle County, against DJO and its directors. Blackstone and Grand Slam Holdings, LLC were also named as defendants in the Delaware Action. The Delaware Action was dismissed in February 2007 with no liability accruing to DJO or the other defendants.

        The Texas Action is still in preliminary stages and we cannot presently predict the outcome of the lawsuit, although we believe it is without merit. The Texas Action complaint alleges that DJO's directors breached their fiduciary duties by, inter alia, agreeing to an allegedly inadequate acquisition price in connection with the Blackstone Merger Agreement. The complaint seeks, among other things, to rescind any actions that have already been taken to consummate the Blackstone Merger Agreement, rescissory damages and the plaintiffs' reasonable costs and attorneys' and experts' fees.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

16. RELATED PARTY TRANSACTIONS

Management Stockholder's Agreement

        Certain members of DJO's management are parties to DJO's management stockholders agreement, dated November 3, 2006, among DJO, Grand Slam Holdings, LLC ("BCP Holdings"), Blackstone, certain of its affiliates, and such members of DJO's management and current executive officers (the "Management Stockholders Agreement"). In conjunction with the DJO Merger, certain incoming executives of DJO (the "new management stockholders") became parties to the Management Stockholders Agreement on the same terms and conditions as set forth therein, subject to the following exceptions, which by amendment (the "Amendment") will apply only to the new management stockholders and any other persons becoming a party thereto after November 20, 2007. The Management Stockholders Agreement currently provides that if a management stockholder voluntarily resigns from DJO for any reason other than "good reason" (as defined in the Management Stockholders Agreement) and a Blackstone Parent Stockholder exercises its call rights after such termination, the management stockholder would receive the lower of fair market value or "cost" for the management stockholder's callable shares. The Amendment provides that, unless a new management stockholder was terminated by DJO for "cause" (as defined in the Amendment) or unless the new management stockholder voluntarily terminated employment and such termination would have constituted a termination for "cause" if it would have been initiated by DJO, such new management stockholder would receive fair market value for such new management stockholder's shares callable upon the exercise of a call right.

        The Management Stockholders Agreement imposes significant restrictions on transfers of shares of DJO's common stock held by management stockholders and provides a right of first refusal to DJO or Blackstone, if DJO fails to exercise such right) on any proposed sale of DJO's common stock held by a management stockholder following the lapse of the transfer restrictions and prior to the occurrence of a "qualified public offering" (as such term is defined in that agreement) of DJO. In addition, prior to a qualified public offering, Blackstone will have drag-along rights, and management stockholders will have tag-along rights, in the event of a sale of DJO's common stock by Blackstone to a third party (or in the event of a sale of BCP Holdings' equity interests to a third party) in the same proportion as the shares or equity interests sold by Blackstone. If, prior to either the lapse of the transfer restrictions or a qualified public offering, a management stockholder's employment is terminated, DJO will have the right to repurchase all shares of its common stock held by such management stockholder for a period of one year from the date of termination of employment (or the until the date that is one year following the exercise of the stock options used to acquire such common stock, if later). If DJO does not exercise this repurchase right during the applicable repurchase period, then Blackstone will generally have the right to repurchase such shares for a period of 30 days thereafter. The Management Stockholders Agreement also provides that, after the occurrence of a qualified public offering, the management stockholders will receive customary piggyback registration rights with respect to shares of DJO common stock held by them.

        On December 13, 2006, DJO, BCP Holdings, Blackstone and certain of its affiliates entered into a stockholders agreement with Sidney Braginsky, one of DJO's directors. The terms and conditions of the stockholders agreement with Mr. Braginsky are the same, in all material respects, as the management stockholders agreement described above. As new directors join the Board and receive stock options, they are required to enter into a similar agreement. In addition, all parties receiving an award of stock options including all DJO directors who have been granted options, automatically become parties to the Management Stockholders Agreement.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

16. RELATED PARTY TRANSACTIONS (Continued)

Transaction and Monitoring Fee Agreement

        Under the Transaction and Monitoring Fee Agreement, we paid Blackstone Management Partners V L.L.C. ("BMP"), at the closing of the DJO Merger, a $15.0 million transaction fee and $0.6 million for related expenses. Also, pursuant to this agreement, at the closing of the DJO Merger, we paid Blackstone Advisory Services, L.P. ("BAS"), an affiliate of BMP, a $3.0 million advisory fee in consideration of the provision of certain strategic and other advice and assistance by BAS on behalf of BMP.

        In connection with the DJO Merger, BMP has agreed to provide certain monitoring, advisory and consulting services to us for an annual monitoring fee equal to the greater of $7.0 million or 2% of consolidated EBITDA as defined in the Transaction and Monitoring Fee Agreement, payable in the first quarter of each year. Prior to the DJO Merger, the annual BMP monitoring fee was equal to $3.0 million. At any time in connection with or in anticipation of a change of control of DJOFL, a sale of all or substantially all of DJOFL's assets or an initial public offering of common stock of DJOFL, BMP may elect to receive, in lieu of remaining annual monitoring fee payments, a single lump sum cash payment equal to the then-present value of all then-current and future annual monitoring fees payable under the transaction and monitoring fee agreement, assuming a hypothetical termination date of the agreement to be the twelfth anniversary of such election. The monitoring fee agreement will continue until the earlier of the twelfth anniversary of the date of the agreement or such date as DJOFL and BMP may mutually determine. DJOFL will agree to indemnify BMP and its affiliates, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of BMP pursuant to, and the performance of BMP and its affiliates of the services contemplated by, the transaction and monitoring fee agreement. For the years ended December 31, 2009, 2008 and 2007, we expensed $7.0 million, $7.0 million, and $3.0 million, respectively, related to the annual monitoring fee. This is recorded as a component of selling, general and administrative expense in the audited consolidated statements of operations.

17. DERIVATIVE INSTRUMENTS

        We operate internationally and are therefore exposed to foreign currency exchange rate fluctuations in the normal course of our business, in particular to changes in the Mexican Peso due to our Mexico-based manufacturing operations that incur costs that are largely denominated in Mexican Pesos. As part of our risk management strategy, we use derivative instruments to hedge portions of our exposure. While our foreign exchange contracts act as economic hedges, we have not designated such instruments as hedges under ASC Topic 815. Before acquiring a derivative instrument to hedge a specific risk, potential natural hedges are evaluated. Derivative instruments are only utilized to manage underlying exposures that arise from our business operations. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, and the availability, effectiveness and cost of derivative instruments. At December 31, 2009, we had foreign exchange forward contracts to purchase Mexican Pesos, with a notional amount of $190.7 million Mexican Pesos, or approximately $14.7 million and an aggregate fair market value of approximately $0.1 million. These foreign exchange forward contracts expire weekly throughout fiscal year 2010.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

17. DERIVATIVE INSTRUMENTS (Continued)

        Additionally, we make use of debt financing as a source of funds and are therefore exposed to interest rate fluctuations in the normal course of business. Our credit facilities are subject to floating interest rates. We manage the risk of unfavorable movements in interest rates by hedging the interest rates on a portion of the outstanding loan balance, thereby locking in a fixed rate on a portion of the principal, reducing the effect of possible rising interest rates and making interest expense more predictable. On November 20, 2007, we entered into an interest rate swap agreement related to the Senior Secured Credit Facility for a notional amount of $515.0 million at a fixed LIBOR rate of 4.205% which expired at December 31, 2009. In February 2009, we entered into two new non-amortizing interest rate swap agreements. The first agreement was for a notional amount of $550.0 million at a fixed LIBOR rate of 1.04% beginning February 2009 and expired at December 31, 2009. The second agreement is for a notional amount of $750.0 million at a fixed LIBOR rate of 1.88% with a term beginning January 2010 through December 2010. In August 2009, we entered into four new non-amortizing interest swap agreements with notional amounts aggregating $300.0 million. Each of the four agreements has a term beginning January 2011 through December 2011. The four agreements are at a weighted average fixed LIBOR rate of 2.5825%. We have designated these interest rate swap agreements as cash flow hedges under ASC Topic 815.

        In accordance with ASC Topic 820 (formerly SFAS No. 157, "Fair Value Measurements"), we follow the three levels of the fair value hierarchy for disclosure of the inputs to valuation. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. At December 31, 2009, the fair value of our interest rate swap agreements and our foreign currency exchange forward contracts were determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

17. DERIVATIVE INSTRUMENTS (Continued)

        The following table summarizes our derivative instruments, which, since the fair values reflect gains and losses are, included within our assets and other current and non-current liabilities in our audited consolidated balance sheets (in thousands):

	December 31, 2009	December 31, 2008
Assets:
Foreign exchange contracts	$89	$—

Total derivative assets	$89	$—

Liabilities:
Foreign exchange contracts	$—	$4,162
Interest rate swaps	11,244	13,272

Total derivative liabilities	$11,244	$17,434

        The following table summarizes the effect our derivative instruments have on our audited consolidated statements of operations (in thousands):

		Year Ended December 31,
	Location of Gain or (Loss)
		2009	2008	2007
Foreign exchange contracts	Other income (expense), net	$(2,856)	$(3,248)	$108
Interest rate swaps	Interest expense	(18,164)	(3,440)	(4,069)

Total net loss		$(21,020)	$(6,688)	$(3,961)

18. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

        The following represents the unaudited quarterly consolidated financial data for the periods presented (in thousands):

	For the three months ended
	Mar 28, 2009	Jun 27, 2009	Sep 26, 2009	Dec 31, 2009
Net sales	$217,653	$235,112	$236,186	$257,175
Gross profit	138,653	152,956	150,147	165,651
Operating income	13,119	19,018	23,558	23,162
Net loss attributable to DJO Finance LLC	(14,308)	(13,085)	(11,374)	(11,666)
Net loss	(14,169)	(12,950)	(11,280)	(11,311)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

18. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA (Continued)

	For the three months ended
	Mar 29, 2008	Jun 28, 2008	Sep 27, 2008	Dec 31, 2008
Net sales	$232,034	$241,352	$235,515	$239,568
Gross profit	142,570	155,516	148,569	151,637
Operating income (loss)	7,862	14,119	18,859	(7,499)
Net loss attributable to DJO Finance LLC	(24,162)	(20,798)	(14,429)	(38,397)
Net loss	(23,962)	(20,503)	(14,131)	(38,141)

19. EMPLOYEE BENEFIT PLANS

        We have multiple qualified defined contribution plans, which allow for voluntary pre-tax contributions by employees. We pay all general and administrative expenses of the plans and may make contributions to the plans. Based on 100% of the first 1% and 50% of the next 5% of compensation deferred by employees (subject to Internal Revenue Service limits and non-discrimination testing), we made matching contributions of $3.7 million, $3.3 million, and $1.6 million, respectively, to the plan for the years ended December 31, 2009, 2008 and 2007. The plans provide for discretionary contributions by us as approved by the Board of Directors. There have been no such discretionary contributions through December 31, 2009. In addition, we made pension contributions of approximately $0.4 million related to our international pension plans.

20. SUBSEQUENT EVENTS

        On January 20, 2010, we issued $100.0 million aggregate principal amount of new 10.875% Senior Notes which mature on November 15, 2014, pursuant to the indenture governing our existing 10.875% Senior Notes due 2014 that were issued on November 20, 2007. Interest on the Notes will be payable in cash on May 15 and November 15 of each year, commencing on May 15, 2010, and will accrue from and including November 16, 2009, the first day of the current interest period of the existing Notes.

        The Notes are guaranteed jointly and severally and on an unsecured senior basis by each of DJOFL's existing and future direct and indirect wholly owned domestic subsidiaries that guarantees any of DJOFL's indebtedness or any indebtedness of DJOFL's domestic subsidiaries or is an obligor under DJOFL's senior secured credit facilities.

        The net proceeds from the issuance (excluding approximately $2.0 million of interest accrued from November 16, 2009 to January 19, 2010, which will be included in the first interest payment to be made on May 15, 2010), along with cash on hand, were used to prepay $101.5 million aggregate principal amount of existing term loans under the Senior Secured Credit Facility.

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        On November 20, 2007, DJOFL and its direct wholly-owned subsidiary, Finco, issued the 10.875% Notes with an aggregate principal amount of $575.0 million. On November 3, 2006, DJOFL and Finco issued the 11.75% Notes with an aggregate principal amount of $200.0 million. Finco was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. The Indentures generally prohibit Finco from holding any assets, becoming liable for any obligations, or engaging in any business activity. The 10.875% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior basis by all of the DJOFL's domestic subsidiaries (other than the

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

co-issuer) that are 100% owned, directly or indirectly, by DJOFL (the "Guarantors"). The 11.75% Notes are jointly and severally, fully and unconditionally guaranteed, on an unsecured senior subordinated basis by the Guarantors. Our foreign subsidiaries (the "Non-Guarantors") do not guarantee the notes. The Guarantors also unconditionally guarantee the Senior Secured Credit Facility.

        The following tables present the financial position, results of operations and cash flows of DJOFL, the Guarantors, the Non-Guarantors and certain eliminations as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Balance Sheets
As of December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$6,999	$17,389	$20,223	$—	$44,611
Accounts receivable, net	—	113,258	32,954	—	146,212
Inventories, net	—	80,491	23,705	(8,316)	95,880
Deferred tax assets, net	—	40,474	993	(1,019)	40,448
Prepaid expenses and other current assets	162	11,368	3,195	—	14,725

Total current assets	7,161	262,980	81,070	(9,335)	341,876
Property and equipment, net	—	76,883	12,811	(2,980)	86,714
Goodwill	—	1,108,703	82,794	—	1,191,497
Intangible assets, net	—	1,147,504	40,173	—	1,187,677
Investment in subsidiaries	1,275,652	2,362,165	71,566	(3,709,383)	—
Intercompany receivable	1,065,693	—	—	(1,065,693)	—
Other non-current assets	38,946	(1,913)	5,382	—	42,415

Total assets	$2,387,452	$4,956,322	$293,796	$(4,787,391)	$2,850,179

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$—	$34,750	$7,393	$1	$42,144
Long-term debt and capital leases, current portion	12,568	140	3,218	—	15,926
Other current liabilities	22,165	60,992	18,419	—	101,576

Total current liabilities	34,733	95,882	29,030	1	159,646
Long-term debt and capital leases, net of current portion	1,796,859	83	2	—	1,796,944
Deferred tax liabilities, net	—	302,870	15,272	2,989	321,131
Intercompany payable, net	—	960,790	104,903	(1,065,693)	—
Other non-current liabilities	—	11,162	2,927	—	14,089

Total liabilities	1,831,592	1,370,787	152,134	(1,062,703)	2,291,810
Noncontrolling interests	—	—	2,509	—	2,509
Membership equity	555,860	3,585,535	139,153	(3,724,688)	555,860

Total liabilities and membership equity	$2,387,452	$4,956,322	$293,796	$(4,787,391)	$2,850,179

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Balance Sheets
As of December 31, 2008
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$14,373	$16,110	$—	$30,483
Accounts receivable, net	—	130,151	34,467	—	164,618
Inventories, net	—	86,533	21,183	(4,550)	103,166
Deferred tax assets, net	—	34,756	—	(717)	34,039
Prepaid expenses and other current assets	303	13,516	1,388	1,716	16,923

Total current assets	303	279,329	73,148	(3,551)	349,229
Property and equipment, net	—	75,875	12,316	(1,929)	86,262
Goodwill	—	1,120,690	70,876	—	1,191,566
Intangible assets, net	—	1,228,872	31,600	—	1,260,472
Investment in subsidiaries	1,119,504	1,119,058	52,461	(2,291,023)	—
Intercompany receivable	1,295,225	—	—	(1,295,225)	—
Other non-current assets	49,951	2,173	477	—	52,601

Total assets	$2,464,983	$3,825,997	$240,878	$(3,591,728)	$2,940,130

Liabilities and Membership Equity
Current liabilities:
Accounts payable	$—	$33,566	$9,100	$86	$42,752
Long-term debt and capital leases, current portion	10,650	187	712	—	11,549
Other current liabilities	24,213	69,249	22,243	(338)	115,367

Total current liabilities	34,863	103,002	32,055	(252)	169,668
Long-term debt and capital leases, net of current portion	1,831,754	100	190	—	1,832,044
Deferred tax liabilities, net	—	318,826	9,195	1,482	329,503
Intercompany payable, net	—	1,209,321	85,904	(1,295,225)	—
Other non-current liabilities	—	8,716	90	—	8,806

Total liabilities	1,866,617	1,639,965	127,434	(1,293,995)	2,340,021
Noncontrolling interests	—	—	1,743	—	1,743
Membership equity	598,366	2,186,032	111,701	(2,297,733)	598,366

Total liabilities and membership equity	$2,464,983	$3,825,997	$240,878	$(3,591,728)	$2,940,130

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$804,912	$268,644	$(127,430)	$946,126
Cost of sales	—	290,097	175,464	(126,842)	338,719

Gross profit	—	514,815	93,180	(588)	607,407
Operating expenses:
Selling, general and administrative	—	343,574	76,201	983	420,758
Research and development	—	20,712	2,828	—	23,540
Amortization and impairment of acquired intangibles	—	81,431	2,821	—	84,252

Operating income	—	69,098	11,330	(1,571)	78,857
Other income (expense):
Interest income	50,355	3,002	886	(53,210)	1,033
Interest expense	(156,228)	(50,522)	(3,492)	53,210	(157,032)
Other income (expense), net	55,440	90,714	1,264	(141,345)	6,073

Income (loss) from continuing operations before income taxes	(50,433)	112,292	9,988	(142,916)	(71,069)
Benefit for income taxes	—	(23,555)	(1,876)	3,753	(21,678)

Income (loss) from continuing operations	(50,433)	135,847	11,864	(146,669)	(49,391)
Loss from discontinued operations, net of tax	—	(319)	—	—	(319)

Net income (loss)	(50,433)	135,528	11,864	(146,669)	(49,710)
Less: Net income attributable to noncontrolling interests	—	—	723	—	723

Net income (loss) attributable to DJO	$(50,433)	$135,528	$11,141	$(146,669)	$(50,433)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2008
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$789,960	$255,414	$(96,905)	$948,469
Cost of sales	—	298,766	151,650	(100,239)	350,177

Gross profit	—	491,194	103,764	3,334	598,292
Operating expenses:
Selling, general and administrative	—	353,464	85,601	(6)	439,059
Research and development	—	23,965	2,973	—	26,938
Amortization and impairment of acquired intangibles	—	96,894	2,060	—	98,954

Operating income	—	16,871	13,130	3,340	33,341
Other income (expense):
Interest income	45,032	4,230	808	(48,408)	1,662
Interest expense	(172,286)	(45,193)	(4,091)	48,408	(173,162)
Other income (expense), net	29,468	(6,395)	(2,810)	(29,468)	(9,205)

Income (loss) from continuing operations before income taxes	(97,786)	(30,487)	7,037	(26,128)	(147,364)
Provision (benefit) for income taxes	—	(52,143)	2,462	—	(49,681)

Income (loss) from continuing operations	(97,786)	21,656	4,575	(26,128)	(97,683)
Income from discontinued operations, net of tax	—	946	—	—	946

Net income (loss)	(97,786)	22,602	4,575	(26,128)	(96,737)
Less: Net income attributable to noncontrolling interests	—	—	1,049	—	1,049

Net income (loss) attributable to DJO	$(97,786)	$22,602	$3,526	$(26,128)	$(97,786)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2007
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$368,979	$113,057	$(17,225)	$464,811
Cost of sales	—	145,123	57,073	(16,998)	185,198

Gross profit	—	223,856	55,984	(227)	279,613
Operating expenses:
Selling, general and administrative	2,942	216,713	47,304	(52)	266,907
Research and development	—	16,998	4,049	—	21,047
Amortization of acquired intangibles	—	30,803	2,693	—	33,496

Operating income (loss)	(2,942)	(40,658)	1,938	(175)	(41,837)
Other income (expense):
Interest income	21,590	5,101	344	(25,903)	1,132
Interest expense	(72,085)	(22,216)	(4,011)	25,903	(72,409)
Other income (expense), net	(14,446)	(22,876)	496	37,568	742
Loss on early extinguishment of debt	(14,539)	—	—	—	(14,539)

Income (loss) before income taxes and noncontrolling interests	(82,422)	(80,649)	(1,233)	37,393	(126,911)
Benefit for income taxes	—	(43,215)	(241)	—	(43,456)

Net loss from continuing operations	(82,422)	(37,434)	(992)	37,393	(83,455)
Income from discontinued operations, net of tax	—	1,448	—	—	1,448

Net loss	(82,422)	(35,986)	(992)	37,393	(82,007)
Less: Net income attributable to noncontrolling interests	—	—	415	—	415

Net income (loss) attributable to DJO	$(82,422)	$(35,986)	$(1,407)	$37,393	$(82,422)

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(50,433)	$135,528	$11,864	$(146,669)	$(49,710)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	23,400	4,992	(496)	27,896
Amortization and impairment of intangibles	—	81,431	2,821	—	84,252
Amortization of debt issuance costs	12,679	—	—	—	12,679
Stock-based compensation	—	3,382	—	—	3,382
Loss on disposal of assets	—	455	651	(142)	964
Deferred income taxes	—	(26,474)	(3,228)	6,012	(23,690)
Non-cash income from subsidiaries	(65,501)	(18,643)	(32,671)	116,815	—
Provision for doubtful accounts and sales returns	—	34,175	729	—	34,904
Inventory reserves	—	6,894	568	—	7,462
Gain on sales of product lines	—	(3,058)	—	—	(3,058)
Net effect of discontinued operations	—	(496)	—	103	(393)
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(17,962)	2,806	—	(15,156)
Inventories	—	(3,958)	(705)	2,795	(1,868)
Prepaid expenses, other assets and liabilities	141	17,353	(13,718)	(338)	3,438
Accounts payable and accrued expenses	(2,962)	(6,143)	(4,456)	253	(13,308)

Net cash provided by (used in) operating activities	(106,076)	225,884	(30,347)	(21,667)	67,794
INVESTING ACTIVITIES:
Acquisition of businesses and intangibles, net of cash acquired	—	(2,580)	(10,506)	—	(13,086)
Proceeds from sale of assets	—	25,617	—	—	25,617
Purchases of property and equipment	—	(24,601)	(5,961)	1,690	(28,872)
Other	—	341	—	—	341

Net cash used in investing activities	—	(1,223)	(16,467)	1,690	(16,000)
FINANCING ACTIVITIES:
Intercompany	147,725	(221,581)	53,879	19,977	—
Payments on long-term debt and revolving line of credit	(102,650)	(76)	(795)	—	(103,521)
Proceeds from long- debt and revolving line of credit	68,000	12	248	—	68,260
Dividend paid to minority interests of subsidiary	—	—	—	—	—

Net cash provided by financing activities	113,075	(221,645)	53,332	19,977	(35,261)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,405)	—	(2,405)

Net increase (decrease) in cash and cash equivalents	6,999	3,016	4,113	—	14,128
Cash and cash equivalents at beginning of period	—	14,373	16,110	—	30,483

Cash and cash equivalents at end of period	$6,999	$17,389	$20,223	$—	$44,611

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(97,786)	$22,602	$4,575	$(26,128)	$(96,737)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	20,113	4,189	(705)	23,597
Amortization and impairment of intangibles	—	96,894	2,060	—	98,954
Amortization of debt issuance costs	13,177	—	—	—	13,177
Stock-based compensation	—	1,381	—	—	1,381
Loss on disposal of assets	—	2,610	602	(143)	3,069
Deferred income taxes	—	(41,927)	(230)	—	(42,157)
Non-cash income from subsidiaries	(29,468)	11,980	—	17,488	—
Provision for doubtful accounts and sales returns	—	25,421	856	—	26,277
Inventory reserves	—	7,922	715	—	8,637
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(34,543)	(2,521)	—	(37,064)
Inventories	—	1,788	136	(3,533)	(1,609)
Prepaid expenses, other assets and liabilities	(293)	(2,760)	3,125	(4)	68
Accounts payable and accrued expenses	770	(9,188)	(1,325)	89	(9,654)

Net cash provided by (used in) operating activities	(113,600)	102,293	12,182	(12,936)	(12,061)
INVESTING ACTIVITIES:
Acquisition of businesses and intangibles, net of cash acquired	—	(3,234)	(1,861)	—	(5,095)
Proceeds from sale of assets held for sale	—	2	12	—	14
Purchases of property and equipment	—	(22,412)	(4,502)	1,009	(25,905)
Other	—	1,696	(306)	—	1,390

Net cash used in investing activities	—	(23,948)	(6,657)	1,009	(29,596)
FINANCING ACTIVITIES:
Intercompany	99,731	(107,914)	(3,744)	11,927	—
Payments on long-term debt and revolving line of credit	(29,650)	(752)	(6,892)	—	(37,294)
Proceeds from long- debt and revolving line of credit	43,000	—	3,540	—	46,540
Dividend paid to minority interests of subsidiary	—	—	(381)	—	(381)

Net cash provided by financing activities	113,081	(108,666)	(7,477)	11,927	8,865
Effect of exchange rate changes on cash and cash equivalents	—	—	(196)	—	(196)

Net increase (decrease) in cash and cash equivalents	(519)	(30,321)	(2,148)	—	(32,988)
Cash and cash equivalents at beginning of period	519	44,694	18,258	—	63,471

Cash and cash equivalents at end of period	$—	$14,373	$16,110	$—	$30,483

DJO Finance LLC

Notes to Consolidated Financial Statements (Continued)

21. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

DJO Finance LLC

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2007
(in thousands)

	DJOFL	Guarantors	Non- Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(82,422)	$(35,986)	$(992)	$37,393	$(82,007)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	11,430	4,072	(758)	14,744
Amortization of intangibles	—	30,802	2,694	—	33,496
Amortization of debt issuance costs	4,862	—	—	—	4,862
Loss on early extinguishment of debt	9,744	—	—	—	9,744
Stock-based compensation	—	1,541	—	—	1,541
Loss on disposal of assets	—	252	544	(114)	682
Deferred income taxes	—	(43,134)	(4,087)	—	(47,221)
Non-cash income from subsidiaries	14,447	23,122	—	(37,569)	—
Provision for doubtful accounts and sales returns	—	21,581	847	—	22,428
Inventory reserves	—	2,975	605	—	3,580
Excess tax benefit associated with stock option exercises	—	(370)	—	—	(370)
Acquired in-process research and development	—	3,000	—	—	3,000
Net effect of discontinued operations	—	378	—	—	378
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	—	(14,442)	(859)	—	(15,301)
Inventories	—	5,278	1,289	508	7,075
Prepaid expenses, other assets and liabilities	92	1,111	364	—	1,567
Accounts payable and accrued expenses	2,258	11,616	(831)	—	13,043

Net cash provided by (used in) operating activities	(51,019)	19,154	3,646	(540)	(28,759)
INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(1,312,678)	(432)	—	(1,313,110)
Proceeds from sale of assets held for sale	—	4,500	91	—	4,591
Purchases of property and equipment	—	(10,622)	(3,880)	540	(13,962)
Other	—	(583)	—	—	(583)

Net cash used in investing activities	—	(1,319,383)	(4,221)	540	(1,323,064)
FINANCING ACTIVITIES:
Intercompany	(1,170,504)	1,160,126	10,378	—	—
Investment by Parent	—	434,599	—	—	434,599
Payments on long-term obligations	(446,126)	(271,868)	(427)	—	(718,421)
Proceeds from long-term obligations	1,724,022	294	34	—	1,724,350
Payment of debt issuance costs	(55,866)	—	—	—	(55,866)
Excess tax benefit associated with stock option exercises	—	370	—	—	370
Repurchase of Prior Transaction Management Rollover Options		(1,248)			(1,248)
Dividend paid to minority interests	—	—	(226)	—	(226)

Net cash provided by financing activities	51,526	1,322,273	9,759	—	1,383,558
Effect of exchange rate changes on cash and cash equivalents	—	—	833	—	833

Net increase (decrease) in cash and cash equivalents	507	22,044	10,017	—	32,568
Cash and cash equivalents at beginning of period	12	22,650	8,241	—	30,903

Cash and cash equivalents at end of period	$519	$44,694	$18,258	$—	$63,471

DJO Finance LLC
DJO Finance Corporation
Offer to Exchange

        $100,000,000 aggregate principal amount of its 10 7/8% Senior Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding unregistered 10 7/8% Senior Notes due 2014 that were issued in a private offering on January 20, 2010.

        Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.